Filed pursuant to rule 424(b)(4)
Registration Statement No. 333-184579

10,100,000 Shares

Bright Horizons Family Solutions Inc.

Common Stock

This is the initial public offering of shares of common stock of Bright Horizons Family Solutions Inc.

Bright Horizons Family Solutions Inc. is offering 10,100,000 shares of common stock to be sold in the offering.

Prior to this offering, there has been no public market for the common stock. Bright Horizons Family Solutions Inc. has been approved for listing on the New York Stock Exchange under the symbol “BFAM.”

We are eligible to be treated as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933 and, as a result, are subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves substantial risks. See “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$22.000	$222,200,000
Underwriting discounts and commissions	$1.485	$14,998,500
Proceeds, before expenses, to us	$20.515	$207,201,500

To the extent that the underwriters sell more than 10,100,000 shares of common stock, the underwriters have the option for a period of 30 days to purchase from us up to an additional 1,515,000 shares at the initial price to the public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on or about January 30, 2013.

Goldman, Sachs & Co.	J.P. Morgan	Barclays

BofA Merrill Lynch		Credit Suisse

Baird	BMO Capital Markets	Stifel Nicolaus Weisel	SMBC Nikko

Prospectus dated January 24, 2013.

Mud
Is
Cake

Bright Horizons
FAMILY SOLUTIONS®

www.brighthorizons.com

Through and including February 18, 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

Market and Other Industry Data

Although we are responsible for all of the disclosure contained in this prospectus, we rely on and refer to information regarding the child care industry, which has been compiled from market research reports, census data and other publicly available information. Other industry and market data included in this prospectus are from internal analyses based upon data available from known sources or other proprietary research and analysis. We believe this data to be accurate as of the date of this prospectus. However, this information cannot always be verified with complete certainty due to the limitations on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties.

Trademarks, Service Marks and Copyrights

We own or have rights to trademarks, service marks, trade names and copyrights that we use in connection with the operation of our business, including our corporate names, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. The trademarks we own include Bright Horizons®. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks, trade names and copyrights.

The Reclassification

In connection with this offering, on January 11, 2013, we amended our certificate of incorporation to effect a 1-for-1.9704 reverse split of our Class A common stock and then convert each outstanding share of Class L common stock into 35.1955 shares of our Class A common stock. In addition, immediately following the conversion of our Class L common stock we reclassified our Class A common stock into common stock. At the time of such conversion and reclassification, in accordance with the terms of our equity incentive plans and our outstanding awards thereunder, outstanding options to purchase shares of our Class A common stock and Class L common stock became options to purchase shares of our common stock with appropriate adjustments to the exercise price per share and the number of shares underlying each such award. Unless otherwise indicated, all share data gives effect to the reverse split of our Class A common stock, the conversion of all shares of our Class L common stock into shares of our Class A common stock and the subsequent reclassification of our Class A common stock into common stock and related adjustments to our outstanding options to purchase shares of our Class A common stock and Class L common stock, which we refer to collectively as the reclassification. See “The Reclassification.”

ii

PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the financial data and related notes and the section entitled “Risk Factors” before deciding whether to invest in our common stock. Unless otherwise indicated or the context otherwise requires, references in this prospectus to the “Company”, “Bright Horizons”, “we”, “us” and “our” refer to Bright Horizons Family Solutions Inc. and its consolidated subsidiaries. References in this prospectus to years are to our fiscal years, which end on December 31. All information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares, unless otherwise noted.

Our Company

We are a leading provider of high-quality child care and early education services as well as other services designed to help employers and families better address the challenges of work and life. We provide services primarily under multi-year contracts with employers who offer child care and other dependent care solutions as part of their employee benefits packages to improve employee engagement, productivity, recruitment and retention. As of September 30, 2012, we had more than 850 client relationships with employers across a diverse array of industries, including more than 130 Fortune 500 companies and more than 75 of Working Mother magazine’s 2012 “100 Best Companies for Working Mothers.” Our service offerings include:

•	Center-based full service child care and early education (representing approximately 87% of our revenue in the year ended December 31, 2011);

•	Back-up dependent care; and

•	Educational advisory services.

We believe we are a provider of choice for each of the solutions we offer. As of September 30, 2012, we operated a total of 776 child care and early education centers across a wide range of customer industries with the capacity to serve approximately 87,700 children in the United States, as well as in the United Kingdom, the Netherlands, Ireland, Canada and India. We have achieved satisfaction ratings of greater than 95% among respondents in our employer and parent satisfaction surveys over each of the past five years and an annual client retention rate of 97% for employer-sponsored centers over each of the past ten years.

We have a 25-year track record of providing high-quality services and a history of strong financial performance. From 2001 through 2011, we have achieved year-over-year revenue and adjusted EBITDA growth at a compound annual growth rate of 11% for revenue and 17% for adjusted EBITDA. We also achieved year-over-year net income growth at a compound annual growth rate of 23% from 2001 to 2007. In 2008 through 2010, we incurred net losses due primarily to the additional debt service obligations and amortization expense incurred in connection with our going private transaction. In 2011, our net income grew $14.8 million over the prior year to $4.8 million. Our strong revenue growth has been driven by additions to our center base through organic center growth and acquisitions, expansions of our service offerings to back-up dependent care and educational advisory services and consistent year-over-year tuition increases. We have also increased our adjusted EBITDA margin in each year from 2001 through 2011. For the year ended December 31, 2011 and the nine months ended September 30, 2012, we generated revenue of $973.7 million and $797.5 million, net income of $4.8 million and $4.3 million, adjusted EBITDA of $148.5 million and $132.4 million, and adjusted net income of $23.4 million and $27.6 million, respectively. Additional information regarding adjusted EBITDA and adjusted net income, including a reconciliation of adjusted EBITDA and adjusted net income to net income, is included in “—Summary Consolidated Financial and Other Data.”

Our Business Models

We provide our center-based child care services under two general business models: a profit and loss (“P&L”) model, where we assume the financial risk of operating a child care center; and a cost-plus model, where we are paid a fee by an employer client for managing a child care center on a cost-plus basis. Our P&L model is further classified into two subcategories: (i) a sponsor model, where we provide child care and early education services on either an exclusive or priority enrollment basis for the employees of a specific employer sponsor; and (ii) a lease/consortium model, where we provide child care and early education services to the employees of multiple employers located within a specific real estate development (for example, an office building or office park), as well as to families in the surrounding community. In both our cost-plus and sponsor P&L models, the development of a new child care center, as well as ongoing maintenance and repair, is typically funded by an employer sponsor with whom we enter into a multi-year contractual relationship. In addition, employer sponsors typically provide subsidies for the ongoing provision of child care services for their employees. We also provide back-up dependent care services through our own centers and through our Back-Up Care Advantage (“BUCA”) program, which offers access to a contracted network of in-home care agencies and approximately 2,500 center-based providers in locations where we do not otherwise have centers with available capacity.

Industry Overview

We compete in the global market for child care and early education services as well as the market for work/life services offered by employers as benefits to employees. Families in the United States spent approximately $43 billion on licensed group child care in 2007. The child care industry can generally be subdivided into center-based and home-based child care. We operate in the center-based market, which is highly fragmented, with over 90% of providers operating fewer than 10 centers, and the top 10 providers comprising less than 10% of the market.

The center-based child care market includes both retail and employer-sponsored centers and can be further divided into full-service centers and back-up centers. The employer-sponsored model, which has been central to our business since we were founded in 1986, is characterized by a single employer or consortium of employers entering into a long-term contract for the provision of child care at a center located at or near the sponsor’s worksite. The sponsor generally funds the development as well as ongoing maintenance and repair of a child care center at or near its worksite and subsidizes the provision of child care services to make them more affordable for its employees.

Additionally, we compete in the growing markets for back-up dependent care and educational advisory services, and we believe we are the largest and one of the only multi-national providers of back-up dependent care services.

Industry Trends

We believe that the following key factors contribute to growth in the markets for employer-sponsored child care and for back-up dependent care and educational advisory services:

•	Increasing Participation by Women and Two Working Parent Families in the Workforce

•	Greater Demand for High-Quality Center-Based Child Care and Early Education.

•	Recognized Return on Investment to Employers.

•	Growing Global Demand for Child Care and Early Education Services.

Our History

We were listed on Nasdaq from 1998 to May 2008, when we were acquired by investment funds affiliated with Bain Capital Partners, LLC, which we refer to as our going private transaction. Since then, we have continued to grow through challenging economic times while investing in our future. We have grown our international footprint to become a leader in the center-based child care market in the United Kingdom and have expanded into the Netherlands and India as a platform for further international expansion. In the United States, we have enhanced and grown our back-up dependent care services while adding a new educational advisory service for existing employer clients. We have also expanded our sales force with a specific focus on cross-selling opportunities to our employer clients. We have invested in new technologies to better support our full suite of services and expanded our marketing efforts with additional focus on maximizing occupancy levels in centers where we can improve our economics with increased enrollment.

Our Competitive Strengths

Market Leading Service Provider

We believe we are the leader in the markets for employer-sponsored center-based child care and back-up dependent care, and that the breadth, depth and quality of our service offerings—developed over a successful 25-year history—represent significant competitive advantages. We have approximately five times more employer-sponsored centers in the United States than our closest competitor, according to Child Care Information Exchange’s 2010 Employer Child Care Trend Report. We believe the broad geographic reach of our child care centers, with targeted clusters in areas where we believe demand is generally higher and where income demographics are attractive, provides us with an effective platform to market our services to current and new clients.

Collaborative, Long-term Relationships with Diverse Customer Base

We have more than 850 client relationships with employers across a diverse array of industries, including more than 130 of the Fortune 500 companies, with our largest client contributing less than 3% of our revenue in 2011 and our largest 10 clients representing less than 13% of our revenue in that year. Our business model places an emphasis on multi-year employer sponsorship contracts where our clients typically fund the development of new child care centers at or near to their worksites and frequently support the ongoing operations of these centers.

Our multiple touch points with both employers and employees give us unique insight into the corporate culture of our clients. This enables us to identify and provide innovative and tailored solutions to address our clients’ specific work/life needs. In addition to full service center-based care, we provide access to a multi-national back-up dependent care network and educational advisory support, allowing us to offer various combinations of services to best meet the needs of specific clients or specific locations for a single client. Our tailored, collaborative approach to employer-sponsored child care has resulted in an annual client retention rate for employer-sponsored centers of approximately 97% over each of the past ten years.

Commitment to Quality

Our business is anchored in the consistent provision of high-quality service offerings to employers and families. We have therefore designed our child care centers to meet or exceed applicable accreditation and rating standards in all of our key markets, including in the United States through the National Academy of Early Childhood Programs, a division of the National Association for the Education of Young Children (“NAEYC”), and in the United Kingdom through the ratings of the Office of Standards in Education. We believe that our voluntary commitment to achieving accreditation standards offers a competitive advantage in securing employer sponsorship opportunities and in attracting and retaining families because an increasing number of potential and existing employer clients require adherence to accreditation criteria. In the United States, NAEYC accreditation, which is optional and can take two to three years to complete, has been achieved by fewer than 10% of child care centers as compared to more than 70% of our eligible centers.

We maintain our proprietary curriculum at the forefront of early education practices by introducing elements that respond to the changing expectations and views of society and new information and theories about the ways in which children learn and grow. We also believe that strong adult-to-child ratios are a critical factor in delivering our curriculum effectively as well as helping to facilitate more focused care. Our programs often provide adult-to-child ratios that are more stringent than many state licensing standards.

Market Leading People Practices

Our ability to deliver consistently high-quality care, education and other services is directly related to our ability to attract, retain and motivate our highly skilled workforce. We have consistently been named as a top employer by third-party sources in the United States, the United Kingdom and the Netherlands, including being named as one of the “100 Best Places to Work in America” by Fortune Magazine 13 times.

We believe the education and experience of our center leaders and teachers exceed the industry average. In addition to recurring in-center training and partial tuition reimbursement for continuing education, we have developed a training program that establishes standards for our teachers as well as an in-house online training academy (Bright Horizons University), which allows our employees to earn nationally-recognized child development credentials.

Capital Efficient Operating Model Provides Platform for Growth, with Attractive Economics

We have achieved uninterrupted year-over-year revenue, adjusted EBITDA and adjusted EBITDA margin growth for each of the last ten years despite broader macro-economic fluctuations. With employer sponsors funding the majority of the capital required for new centers developed on their behalf, we have been able to grow our business with limited capital investment, which has contributed to strong cash flows from operations.

Proven Acquisition Track Record

We have an established acquisition team to pursue potential targets using a proven framework to effectively evaluate potential transactions with the goal of maximizing our return on investment while minimizing risk. Since 2006, we have completed acquisitions of 123 child care centers in the United States, the United Kingdom and the Netherlands, as well as a provider of back-up dependent care services in the United States, representing in aggregate approximately $160 million in annualized revenue.

Experienced Management Team

Our management team has an established track record of operational excellence and has an average tenure of 16 years at Bright Horizons. We have successfully operated Bright Horizons both as a publicly traded company and, since 2008, as a private company. The management team has a proven track record of performance, having increased revenue from $345.9 million in 2001 to $973.7 million in 2011, and increased adjusted EBITDA from $29.8 million in 2001 to $148.5 million in 2011, representing 670 basis points of adjusted EBITDA margin expansion. During this same period, our net income grew from $11.5 million in 2001 to $39.1 million in 2007 and then declined to $(6.6 million) in 2008 and to $(10.0 million) in 2010. In 2011, our net income increased $14.8 million over the prior year to $4.8 million. Our net income since 2008 reflects the incremental contributions from growth in the business, offset by the additional debt service obligations and amortization expense incurred in connection with our May 2008 going private transaction.

Our Growth Strategy

We believe that there are significant opportunities to continue to grow our business globally and expand our leadership position by continuing to execute on the following strategies:

Grow Our Client Relationships

•

Secure Relationships with New Employer Clients.    Our addressable market includes approximately 15,000 employers, each with at least 1,000 employees, within the industries that we currently service in the United States and the United Kingdom. Our dedicated sales force focuses on establishing new client relationships and is supported by our Horizons Workforce Consulting practice, which helps potential clients to identify the precise work/life offerings that will best meet their strategic goals.

•

Expand Relationships with Existing Employer Clients Through Additional Centers and Cross-Selling.    As of September 30, 2012, we operated approximately 200 centers for 50 clients with multiple facilities, and we believe there is a significant opportunity to add additional employer-sponsored centers for both these and other existing clients as well as to increase the number of our clients that use more than one of our four principal service offerings.

•

Continue to Expand Through the Assumption of Management of Existing Sponsored Child Care Centers.    We occasionally assume the management of existing centers from the incumbent management team, which enables us to develop new client relationships, typically with no capital investment and no purchase price payment.

Sustain Annual Price Increases to Enable Continued Investments in Quality

We look for opportunities to invest in quality as a way to enhance our reputation with our clients and their employees. By developing a strong reputation for high-quality services and facilities, we are able to support consistent price increases that keep pace with our cost increases. Over our history, these price increases have contributed to our revenue growth and have enabled us to drive margin expansion.

Increase Utilization at Existing Centers

We believe that our mature P&L centers (centers that have been open for more than three years) are currently operating at utilization levels below our target run rate, in part due to a general deterioration in economic conditions from 2008 to 2010. Utilization rates at our mature P&L centers stabilized in 2010 and have grown in 2011 and the first nine months of 2012. We expect to further close the gap between current utilization rates and our target run rate over the next few years.

Selectively Add New Lease/Consortium Centers and Expand Through Selective Acquisitions

We have typically added between six and twelve new lease/consortium centers annually for the past five years, focusing on urban or city surrounding markets where demand is generally higher and where income demographics are generally more supportive of a new center. In addition, we have a long track record of successfully completing and integrating selective acquisitions. The domestic and international markets for child care and other family support services remain highly fragmented. We will therefore continue to seek attractive opportunities both for center acquisitions and the acquisition of complementary service offerings.

Risk Factors

An investment in our common stock involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock. Among these important risks are the following:

•	Significant deterioration in general economic conditions in our markets may lead parents to diminish the use of child care services and employers to reduce sponsorship of work and family services.

•

Because of the nature of our business, we are highly susceptible to reputational damage. Even false allegations or frivolous litigation could significantly damage our reputation and subject us to significant harm.

•	Our business depends largely on our ability to continue to hire and retain qualified teachers.

•

As of September 30, 2012, on an as-adjusted basis after giving effect to this offering and the application of the net proceeds therefrom, we would have had total indebtedness of $730.7 million, or $790.0 million, after also giving effect to the debt refinancing described elsewhere in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes.” Our substantial debt could limit our ability to pursue our growth strategy.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our most recently completed fiscal year as of the initial filing date of the registration statement of which this prospectus forms a part, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, which we refer to as the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include:

•	Reduced disclosure about our executive compensation arrangements;

•	No non-binding shareholder advisory votes on executive compensation or golden parachute arrangements; and

•	Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues as of the end of our fiscal year, we have more than $700.0 million in market value of our stock held by non-affiliates as of the end of our second fiscal quarter, or we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced disclosure obligations. We have taken advantage of reduced disclosure regarding executive compensation arrangements in this prospectus, and we may choose to take advantage of some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide stockholders may be different than you might get from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect to determine that we ceased to be an emerging growth company as of January 1, 2013, subject to applicable interpretations of the Securities and Exchange Commission regarding our treatment as an emerging growth company in connection with this offering.

Our Sponsor

Bain Capital, LLC is a global private investment firm headquartered in Boston, Massachusetts whose affiliates, including Bain Capital Partners LLC, our Sponsor, manage several pools of capital including private equity, venture capital, public equity, high-yield assets and mezzanine capital with approximately $66 billion in assets under management. Since its inception in 1984, funds sponsored by Bain Capital have made private equity investments and add-on acquisitions in over 350 companies in a variety of industries around the world.

Upon completion of this offering, our Sponsor will continue to hold a controlling interest in us and will continue to have significant influence over us and decisions made by our stockholders and may have interests that differ from yours. See “Risk Factors—Risks Related to Our Common Stock and this Offering.”

Corporate Information

Our principal executive offices are located at 200 Talcott Avenue South, Watertown, Massachusetts 02472, and our telephone number is (617) 673-8000. Our Internet website address is www.brighthorizons.com. The information on, or that can be accessed through, our website is not part of this prospectus, and you should not rely on any such information in making the decision whether to purchase our common stock.

The Offering

Common stock offered by us	10,100,000 shares (or 11,615,000 shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding immediately after completion of this offering	62,871,119 shares (or 64,386,119 shares if the underwriters exercise their option to purchase additional shares in full).

Underwriters’ option to purchase additional shares	We have granted the underwriters a 30-day option to purchase an additional 1,515,000 shares.

Use of proceeds	We expect to receive net proceeds, after deducting estimated offering expenses and underwriting discounts and commissions, of approximately $202.2 million (or approximately $233.3 million if the underwriters exercise their option to purchase additional shares in full). We intend to use the net proceeds from this offering, together with available cash, as necessary, to repay all amounts outstanding under the Bright Horizons Capital Corp. 13.0% senior notes due 2018, and to use any remaining net proceeds for working capital and for general corporate purposes. As of September 30, 2012, there was $191.6 million in aggregate principal amount of, and accumulated interest on, the Bright Horizons Capital Corp. 13.0% senior notes outstanding. See “Use of Proceeds.”

Dividend policy	Our board of directors does not currently intend to pay regular dividends on our common stock. See “Dividend Policy.”

Principal stockholders	Upon completion of this offering, investment funds affiliated with the Sponsor will indirectly beneficially own a controlling interest in us. For more information, see “Management—Board Structure and Committee Composition.”

Trading symbol	BFAM

Risk factors	You should read carefully the “Risk Factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

Conflict of interest	Certain affiliates of Goldman, Sachs & Co. beneficially own all of the Bright Horizons Family Solutions LLC 11.5% senior subordinated notes due 2018 and the Bright Horizons Capital Corp. 13.0% senior notes due 2018. Goldman, Sachs & Co. is an underwriter in this offering and will be deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. We intend to use the net proceeds of this offering to redeem all of the outstanding principal amount of the 13.0% senior notes due 2018 and to pay accrued interest thereon. See “Use of Proceeds.” As a result, certain affiliates of Goldman, Sachs & Co. will receive all or a substantial portion of the net proceeds of this offering. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc. Rule 5121 requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. J.P. Morgan Securities LLC has agreed to act as a “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering. Goldman, Sachs & Co. will not confirm sales of the shares to any account over which they exercise discretionary authority without the prior written approval of the customer.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding after our reclassification and excludes 5,062,017 shares of our common stock issuable upon the exercise of outstanding options under our 2008 Equity Incentive Plan at a weighted average exercise price equal to $13.84 per share, of which options to purchase 1,806,986 shares were exercisable as of December 1, 2012, and an additional 5,000,000 shares of our common stock that will be issuable under our 2012 Omnibus Long-Term Incentive Plan, including upon exercise of the options granted in connection with this offering described in “Management—2012 Omnibus Plan.”

Summary Consolidated Financial and Other Data

The following table sets forth our summary historical and other data as of the dates and for the periods indicated. The summary historical financial data as of December 31, 2010 and 2011 and for the three years in the period ended December 31, 2011 presented in this table have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical financial data as of September 30, 2012 and for the nine months ended September 30, 2011 and 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2009 has been derived from our audited consolidated financial statements for such year, which are not included in this prospectus. The summary consolidated balance sheet data as of September 30, 2011 has been derived from our unaudited consolidated financial statements for such period, which are not included in this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods and operating results for the nine months ended September 30, 2012 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2012. The data in the following table related to adjusted EBITDA, adjusted net income, child care and early education centers and licensed capacity are unaudited for all periods presented.

This summary historical consolidated financial and other data should be read in conjunction with the disclosures set forth under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(In thousands, except per share and operating data)
Consolidated Statement of Operations Data:
Revenue	$852,323	$878,159	$973,701	$724,816	$797,512
Cost of services	672,793	698,264	766,500	571,015	614,847

Gross profit	179,530	179,895	207,201	153,801	182,665
Selling, general and administrative expenses	82,798	83,601	92,938	69,050	94,847
Amortization	29,960	27,631	27,427	20,697	20,298

Income from operations	66,772	68,663	86,836	64,054	67,520
Gains from foreign currency transactions	—	—	835	871	—
Interest income	132	28	824	29	106
Interest expense(1)	(83,228)	(88,999)	(82,908)	(63,146)	(61,808)

Net interest expense and other	(83,096)	(88,971)	(81,249)	(62,246)	(61,702)

(Loss) income before income taxes	(16,324)	(20,308)	5,587	1,808	5,818
Income tax benefit (expense)	6,789	10,314	(825)	(916)	(1,536)

Net (loss) income	(9,535)	(9,994)	4,762	892	4,282
Net income attributable to noncontrolling interest	—	—	3	92	294

Net (loss) income attributable to Bright Horizons Family Solutions Inc.	$(9,535)	$(9,994)	$4,759	$800	3,988

Accretion of Class L preference	58,559	64,712	71,568	52,856	58,401
Accretion of Class L preference for vested options	1,171	1,251	1,274	944	4,660

Net (loss) available to common shareholders	$(69,265)	$(75,957)	$(68,083)	$(53,000)	$(59,073)

Allocation of net (loss) income to common stockholders—basic and diluted:
Class L	$58,559	$64,712	$71,568	$52,856	$58,401
Class A	$(69,265)	$(75,957)	$(68,083)	$(53,000)	$(59,073)
Earnings (loss) per share:
Class L—basic and diluted	$44.52	$49.21	$54.33	$40.13	$44.05
Common—basic and diluted	$(11.53)	$(12.64)	$(11.32)	$(8.81)	$(9.75)
Weighted average number of common shares outstanding:
Class L—basic and diluted	1,315,267	1,315,153	1,317,273	1,317,170	1,325,903
Common—basic and diluted	6,007,482	6,006,960	6,016,733	6,016,175	6,057,128
Pro Forma Consolidated Statements of Operations Data(2):
Pro forma net income			19,066		15,853
Pro forma earnings per share:
Basic			$0.31		$0.25
Diluted			$0.30		$0.25
Pro forma weighted average shares outstanding:
Basic			62,478,815		63,101,469
Diluted			63,139,620		63,363,168
Consolidated Balance Sheet Data (at period end):
Total cash and cash equivalents	$14,360	$15,438	$30,448	$15,818	$45,057

Total assets	1,732,724	1,721,692	1,771,164	1,760,853	1,899,603
Total liabilities, excluding debt	364,352	362,034	389,986	353,596	394,786
Total debt, including current maturities(1)	794,881	795,458	799,257	826,173	898,897
Total redeemable noncontrolling interest	—	—	15,527	16,941	15,825
Class L common stock	633,452	699,533	772,422	753,381	832,516
Total stockholders’ deficit	(59,961)	(135,333)	(206,028)	(189,238)	(242,421)
Other Financial and Operating Data:
Adjusted EBITDA(3)	126,955	132,238	148,519	109,701	132,400
Adjusted net income(3)	11,336	9,496	23,413	14,917	27,606
Capital expenditures for new and existing centers	43,616	39,522	42,517	29,631	47,791
Child care and early education centers (at period end)	694	705	743	747	776
Licensed capacity (at period end)	77,100	78,900	83,400	83,700	87,700

(1)	As described under “Management’s Discussion of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes,” we intend to refinance the senior credit facilities and notes with new senior secured credit facilities, and we expect that the new senior secured credit facilities will bear interest based on applicable margin percentages of 2.00% per annum for base rate loans and 3.00% per annum for LIBOR rate loans, provided that, with respect to the new senior secured term loan, the base rate may not be lower than 2.00% and LIBOR may not be lower than 1.00%. Based on these anticipated interest rates applied to the new senior secured credit facilities as if they were outstanding for the entire periods presented, we estimate that net interest expense would have decreased by approximately $47 million for the year ended December 31, 2011 and by approximately $35 million for the nine months ended September 30, 2012, in each case before taxes. As of the date of this prospectus, we have received commitments from prospective lenders for the new senior secured credit facilities, subject to customary closing conditions. However, there can be no assurance that we will be able to consummate the new senior secured credit facilities on the terms described in this prospectus or at all.

(2)	The pro forma consolidated statements of operations data for fiscal 2011 and the nine months ended September 30, 2012 give effect to (a) the conversion of our Class L common stock into Class A common stock and the reclassification of our Class A common stock into common stock, as described in “The Reclassification,” (b) the issuance of common stock in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds” and (c) the termination of our management agreement with the Sponsor in connection with this offering, as if each had occurred on the first day of the period presented. See “Related Party Transactions.” The above adjustments are illustrated in the following table:

	Year Ended December 31, 2011	Nine Months Ended September 30, 2012
Net income attributable to Bright Horizons Family Solutions Inc.	$4,759	$3,988
Interest on 13.0% senior notes, net of tax	12,807	10,740
Sponsor management fee, net of tax	1,500	1,125

Pro forma net income(a)	$19,066	$15,853

Weighted average number of common shares outstanding, basic	11,855,632	11,935,227
Impact of reverse split of Class A common stock	(5,838,898)	(5,878,099)
Reclassification of Class L common stock	46,362,081	46,944,341
Shares issued to retire 13.0% senior notes	10,100,000	10,100,000

Pro forma weighted average number of common shares outstanding, basic	62,478,815	63,101,469

Weighted average number of common shares outstanding, diluted	11,855,632	11,935,227
Impact of reverse split of Class A common stock	(5,838,898)	(5,878,099)
Reclassification of Class L common stock	46,362,081	46,944,341
Shares issued to retire 13.0% senior notes	10,100,000	10,100,000
Dilutive impact of options	660,805	261,699

Pro forma weighted average number of common shares outstanding, diluted	63,139,620	63,363,168

(a)	Pro forma net income does not give effect to the intended refinancing of our senior credit facilities and notes with the proceeds of a proposed $790 million new senior secured term loan and $100 million new senior secured revolving credit facility as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes,” including the impact on our interest expense as described in note 1 above.

(3)	Adjusted EBITDA and adjusted net income are metrics used by management to measure operating performance. Adjusted EBITDA represents our earnings before interest, taxes, depreciation, amortization, straight line rent expense, stock compensation expense and the Sponsor management fee. Adjusted net income represents our net income (loss) determined in accordance with generally accepted accounting principles in the United States, or GAAP, adjusted for stock compensation expense, amortization expense, the sponsor management fee and the income tax benefit thereon.

The following table presents a reconciliation of each of our adjusted EBITDA and our adjusted net income to our net income (loss) determined in accordance with GAAP:

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(unaudited, in thousands)
Net income (loss)	$(9,535)	$(9,994)	$4,762	$892	$4,282
Interest expense, net	83,096	88,971	82,084	63,117	61,702
Income tax (benefit) expense	(6,789)	(10,314)	825	916	1,536
Depreciation	23,400	25,689	28,024	20,293	24,912
Amortization	29,960	27,631	27,427	20,697	20,298

EBITDA	120,132	121,983	143,122	105,915	112,730
Additional Adjustments:
Straight line rent expense(a)	1,998	5,401	1,739	1,108	1,095
Stock compensation expense(b)	2,325	2,354	1,158	803	16,700
Sponsor management fee(c)	2,500	2,500	2,500	1,875	1,875

Total adjustments	6,823	10,255	5,397	3,786	19,670

Adjusted EBITDA	$126,955	$132,238	$148,519	$109,701	$132,400

Net income (loss)	$(9,535)	$(9,994)	$4,762	$892	$4,282

Stock compensation expense(b)	2,325	2,354	1,158	803	16,700
Sponsor management fee(c)	2,500	2,500	2,500	1,875	1,875
Amortization(d)	29,960	27,631	27,427	20,697	20,298
Tax effect(e)	(13,914)	(12,995)	(12,434)	(9,350)	(15,549)

Adjusted net income	$11,336	$9,496	$23,413	$14,917	$27,606

(a)	Represents rent in excess of cash paid for rent, recognized on a straight line basis over the lease life in accordance with Accounting Standards Codification (“ASC”) Topic 840, Leases.
(b)	Represents non-cash stock-based compensation expense.
(c)	Represents annual fees paid to our Sponsor under a management agreement, which will be terminated upon consummation of this offering. See “Related Party Transactions—Arrangements with Our Investors.”
(d)	Represents amortization of intangible assets, including $23.2 million, $21.7 million, $20.6 million, $15.5 million and $15.1 million in 2009, 2010, 2011 and for the nine months ended September 30, 2011 and 2012, respectively, associated with intangible assets recorded in connection with our going private transaction in May 2008.
(e)	Represents the tax benefit, using an effective rate of 40%, associated with the expenses described in notes (b), (c) and (d).

Adjusted EBITDA and adjusted net income are not presentations made in accordance with GAAP, and the use of the terms adjusted EBITDA and adjusted net income may differ from similar measures reported by other companies. We believe that adjusted EBITDA and adjusted net income provide investors with useful information with respect to our historical operations.

We present adjusted EBITDA and adjusted net income as supplemental performance measures because we believe they facilitate a comparative assessment of our operating performance relative to our performance based on our results under GAAP, while isolating the effects of some items that vary from period to period. Specifically, adjusted EBITDA allows for an assessment of our operating performance and of our ability to service or incur indebtedness without the effect of non-cash charges, such as depreciation, amortization, the excess of rent expense over cash rent expense and stock compensation expense, and the effect of our Sponsor management fee, which we will not owe for periods after the consummation of this offering. In addition, adjusted net income allows us to assess our performance without the impact of the specifically identified items that we believe do not directly reflect our core operations. These measures also function as benchmarks to evaluate our operating performance.

This prospectus also includes information concerning adjusted EBITDA margin, which is defined as the ratio of adjusted EBITDA to revenue. We present adjusted EBITDA margin because it is used by management as a performance measurement to judge the level of adjusted EBITDA generated from revenue. We believe its inclusion is appropriate to provide additional information to investors and other external users of our financial statements.

Adjusted EBITDA, adjusted net income and adjusted EBITDA margin are not measurements of our financial performance under GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing or financing activities or any other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. We understand that although adjusted EBITDA and adjusted net income are frequently used by securities analysts, lenders and others in their evaluation of companies, they have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	adjusted EBITDA, adjusted net income and adjusted EBITDA margin do not fully reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	adjusted EBITDA and adjusted net income do not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted EBITDA and adjusted net income do not reflect any cash requirements for such replacements.

Because of these limitations, adjusted EBITDA and adjusted net income should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

RISK FACTORS

An investment in our common stock involves various risks. You should carefully consider the following risks and all of the other information contained in this prospectus before investing in our common stock. The risks described below are those which we believe are the material risks that we face. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment in our common stock.

Risks Related to Our Business and Industry

Changes in the demand for child care and other dependent care services, which may be negatively affected by economic conditions, may affect our operating results.

Our business strategy depends on employers recognizing the value in providing employees with child care and other dependent care services as an employee benefit. The number of employers that view such services as cost-effective or beneficial to their work forces may not continue to grow or may diminish. In addition, demographic trends, including the number of dual-income families in the work force, may not continue to lead to increased demand for our services. Such changes could materially and adversely affect our business and operating results.

Even among employers that recognize the value of our services, demand may be adversely affected by general economic conditions. For example, during the recent recession, we believe sustained uncertainty in U.S. and global economic conditions and persistently high unemployment domestically resulted in reduced enrollment levels at our mature P&L centers, and enrollment remains below pre-recession levels, and in certain locations has not begun to recover. Should the economy experience additional or prolonged weakness, employer clients may reduce or eliminate their sponsorship of work and family services, and prospective clients may not commit resources to such services. In addition, a reduction in the size of an employer’s workforce could negatively impact the demand for our services and result in reduced enrollment or failure of our employer clients to renew their contracts. A deterioration of general economic conditions may adversely impact the need for our services because out-of-work parents may diminish or discontinue the use of child care services, or be unwilling to pay tuition for high-quality services. Additionally, we may not be able to increase tuition at a rate consistent with increases in our operating costs. If demand for our services were to decrease, it could disrupt our operations and have a material adverse effect on our business and operating results.

Our business depends largely on our ability to hire and retain qualified teachers.

State laws require our teachers and other staff members to meet certain educational and other minimum requirements, and we often require that teachers and staff at our centers have additional qualifications. We are also required by state laws to maintain certain prescribed minimum adult-to-child ratios. If we are unable to hire and retain qualified teachers at a center, we could be required to reduce enrollment or be prevented from accepting additional enrollment in order to comply with such mandated ratios. In certain markets, we may experience difficulty in attracting, hiring and retaining qualified teachers, which may require us to offer increased salaries and enhanced benefits in these more competitive markets. This could result in increased costs at centers located in these markets. Difficulties in hiring and retaining qualified personnel may also affect our ability to meet growth objectives in certain geographies and to take advantage of additional enrollment opportunities at our child care and early education centers in these markets.

Our substantial indebtedness could adversely affect our financial condition.

We have a significant amount of indebtedness. As of September 30, 2012, we had total indebtedness of $922.3 million, excluding approximately $0.7 million of undrawn letters of credit and

$74.9 million of unused commitments under our revolving credit facility, and, giving effect to the consummation of this offering and the application of the net proceeds therefrom as described under “Use of Proceeds” and our intended debt refinancing as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes,” we would have had $790.0 million of total indebtedness outstanding, excluding undrawn letters of credit and $100 million of unused commitments under the new revolving credit facility. Our high level of debt could have important consequences, including:

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements and increasing our cost of borrowing;

•

requiring a substantial portion of our cash flow to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our senior credit facilities, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete; and

•	placing us at a disadvantage compared to other, less leveraged competitors or competitors with comparable debt at more favorable interest rates.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the credit agreement governing our senior credit facilities and the indentures governing our notes contain restrictions on the incurrence of additional indebtedness, those restrictions are subject to a number of qualifications and exceptions, and we expect that if we are able to consummate the new senior secured credit facilities as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes,” we will retain similar qualifications and exceptions and the additional indebtedness incurred in compliance with those restrictions could be substantial. We may also seek to amend or refinance one or more of our debt instruments to permit us to finance our growth strategy or improve the terms of our indebtedness, just as we recently amended our senior credit facilities to finance the acquisition of Huntyard Limited (“Huntyard”), the parent company of Casterbridge Care and Education Group Ltd (“Casterbridge”), in the United Kingdom in May 2012 and recently initiated the refinancing of the senior credit facilities and notes, described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes.”

In addition, the borrowings under our senior credit facilities bear interest at variable rates. If market interest rates increase, variable rate debt will create higher debt service requirements, which could adversely affect our cash flow. Assuming all amounts under our senior credit facilities are fully drawn, a 100 basis point change in interest rates would result in a $4.1 million change in annual interest expense on our indebtedness under our senior credit facilities. Similarly, if we are able to consummate the new senior secured credit facilities as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes” and assuming all such amounts are fully drawn, a 100 basis point change in our interest rate would result in a $8.90 million change in annual interest expense under the new senior secured credit facilities based on the assumptions regarding interest rate and size of facility described therein (subject to our base rate and LIBOR floors, as applicable). For additional information regarding the impact of a change in our interest rate on our interest expense if we are able to consummate the debt refinancing, see note 1 in “Prospectus Summary—Summary Consolidated Financial and Other Data.” While we may in the future enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

The terms of our indebtedness restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The credit agreement governing our senior credit facilities and the indentures governing our notes contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to incur certain liens, make investments and acquisitions, incur or guarantee additional indebtedness, pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock, or enter into certain other types of contractual arrangements affecting our subsidiaries or indebtedness. We expect that any new senior secured credit facilities will contain similar restrictions. See “Description of Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes.” In addition, the restrictive covenants in the credit agreement governing our senior credit facilities require us to maintain specified financial ratios and satisfy other financial condition tests, and we expect that the agreements governing any new senior secured credit facilities will contain similar requirements to satisfy financial condition tests and, with respect to any new revolving credit facility, maintain specified financial ratios, subject to certain conditions. Our ability to meet those financial ratios and tests can be affected by events beyond our control.

A breach of the covenants under the credit agreement governing our senior credit facilities or the indentures that govern our notes, or any replacement facility, could result in an event of default under the applicable indebtedness, unless we obtain a waiver to avoid such default. If we are unable to obtain a waiver, such a default may allow the creditors to accelerate the related debt and may result in the acceleration of or default under any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders or note holders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

Acquisitions may disrupt our operations or expose us to additional risk.

Acquisitions are an integral part of our growth strategy. Acquisitions involve numerous risks, including potential difficulties in the integration of acquired operations, such as bringing new centers through the re-licensing or accreditation processes, successfully implementing our curriculum programs, not meeting financial objectives, increased costs, undisclosed liabilities not covered by insurance or by the terms of the acquisition, diversion of management’s attention and resources in connection with an acquisition, loss of key employees of the acquired operation, failure of acquired operations to effectively and timely adopt our internal control processes and other policies, and write-offs or impairment charges relating to goodwill and other intangible assets. We may not have success in identifying, executing and integrating acquisitions in the future.

The success of our operations in international markets is highly dependent on the expertise of local management and operating staff, as well as the political, social, legal and economic operating conditions of each country in which we operate.

The success of our business depends on the actions of our employees. In international markets that are newer to our business, we are highly dependent on our current local management and operating staff to operate our centers in these markets in accordance with local law and best practices. If the local management or operating staff were to leave our employment, we would have to expend significant time and resources building up our management or operational expertise in these markets. Such a transition could adversely affect our reputation in these markets and could materially and adversely affect our business and operating results.

If the international markets in which we compete are affected by changes in political, social, legal, economic or other factors, our business and operating results may be materially and adversely affected. As of September 30, 2012, we had 179 centers located in five foreign countries; therefore, we are subject to inherent risks attributed to operating in a global economy. Our international operations may subject us to additional risks that differ in each country in which we operate, and such risks may negatively affect our results. The factors impacting the international markets in which we operate may include changes in laws and regulations affecting the operation of child care centers, the imposition of restrictions on currency conversion or the transfer of funds or increases in the taxes paid and other changes in applicable tax laws.

In addition, instability in European financial markets or other events could cause fluctuations in exchange rates that may affect our revenues. Most of our revenues, costs and debts are denominated in U.S. dollars. However, revenues and costs from our operations outside of the United States are denominated in the currency of the country in which the center is located, and these currencies could become less valuable as a result of exchange rate fluctuations. The current European debt crisis and related European financial restructuring efforts may cause the value of the European currencies, including the British pound and the Euro, to deteriorate. The potential dissolution of the Euro, or market perceptions concerning this and related issues, could adversely affect the value of our Euro- and British pound-denominated assets. Unfavorable currency fluctuations as a result of this and other market forces could result in a reduction in our revenues and net earnings, which in turn could materially and adversely affect our business and operating results.

Because our success depends substantially on the value of our brands and reputation as a provider of choice, adverse publicity could impact the demand for our services.

Adverse publicity concerning reported incidents or allegations of physical or sexual abuse or other harm to a child at any child care center, whether or not directly relating to or involving Bright Horizons, could result in decreased enrollment at our child care centers, termination of existing corporate relationships or inability to attract new corporate relationships, or increased insurance costs, all of which could adversely affect our operations. Brand value and our reputation can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in substantial litigation. These incidents may arise from events that are beyond our ability to control and may damage our brands and reputation, such as instances of physical or sexual abuse or actions taken (or not taken) by one or more center managers or teachers relating to the health, safety or welfare of children in our care. In addition, from time to time, customers and others make claims and take legal action against us. Whether or not customer claims or legal action related to our performance have merit, they may adversely affect our reputation and the demand for our services. Demand for our services could diminish significantly if any such incidents or other matters erode consumer confidence in us or our services, which would likely result in lower sales, and could materially and adversely affect our business and operating results. Any reputational damage could have a material adverse effect on our brand value and our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Our business activities subject us to litigation risks that may lead to significant reputational damage, money damages and other remedies and increase our litigation expense.

Because of the nature of our business, we may be subject to claims and litigation alleging negligence, inadequate supervision or other grounds for liability arising from injuries or other harm to the people we serve, primarily children. We may also be subject to employee claims based on, among other things, discrimination, harassment or wrongful termination. In addition, claimants may seek damages from us for physical or sexual abuse, and other acts allegedly committed by our employees or agents. We face the risk that additional lawsuits may be filed which could result in damages and other costs that our insurance may be inadequate to cover. In addition to diverting our management resources, such allegations may result in publicity that may materially and adversely affect us and our brands, regardless of whether such allegations are valid. Any such claim or the publicity resulting from it may have a material adverse effect on our business, reputation, results of operations and financial condition including, without limitation, adverse effects caused by increased cost or decreased availability of insurance and decreased demand for our services from employer sponsors and families.

Our international operations may be subject to additional risks related to litigation, including difficulties enforcing contractual obligations governed by foreign law due to differing interpretations of rights and obligations, limitations on the availability of insurance coverages and limits, compliance with multiple and potentially conflicting laws, new and potentially untested laws and judicial systems and reduced or diminished protection of intellectual property. A substantial judgment against us or one of our subsidiaries could materially and adversely affect our business and operating results.

Our continued profitability depends on our ability to pass on our increased costs to our customers.

Hiring and retaining key employees and qualified personnel, including teachers, is critical to our business. Because we are primarily a services business, inflationary factors such as wage and benefits cost increases result in significant increases in the costs of running our business. In addition, increased competition for teachers in certain markets could result in significant increases in the costs of running our business. Any employee organizing efforts could also increase our payroll and benefits expenses. Our success depends on our ability to continue to pass along these costs to our customers. In the event that we cannot increase the cost of our services to cover these higher wage and benefit costs without reducing customer demand for our services, our revenues could be adversely affected, which could have a material adverse effect on our financial condition and results of operations, as well as our growth.

Changes in our relationships with employer sponsors may affect our operating results.

We derive a significant portion of our business from child care and early education centers associated with employer sponsors for whom we provide these services at single or multiple sites pursuant to contractual arrangements. Our contracts with employers for full service center-based care typically have terms of three to ten years, and our contracts related to back-up dependent care typically have terms of one to three years. While we have a history of consistent contract renewals, we may not experience a similar renewal rate in the future. The termination or non-renewal of a significant number of contracts or the termination of a multiple-site client relationship could have a material adverse effect on our business, results of operations, financial condition or cash flows.

Significant increases in the costs of insurance or of insurance claims or our deductibles may negatively affect our profitability.

We currently maintain the following major types of commercial insurance policies: workers’ compensation, commercial general liability (including coverage for sexual and physical abuse), professional liability, automobile liability, excess and “umbrella” liability, commercial property coverage, student accident coverage, employment practices liability, commercial crime coverage, fiduciary liability, privacy breach/Internet liability and directors’ and officers’ liability. These policies are subject to various limitations, exclusions and deductibles. To date, we have been able to obtain insurance in amounts we believe to be appropriate. Such insurance, particularly coverage for sexual and physical abuse, may not continue to be readily available to us in the form or amounts we have been able to obtain in the past, or our insurance premiums could materially increase in the future as a consequence of conditions in the insurance business or in the child care industry.

Changes in laws and regulations could impact the way we conduct business.

Our child care and early education centers are subject to numerous national, state and local regulations and licensing requirements. Although these regulations vary greatly from jurisdiction to jurisdiction, government agencies generally review, among other issues, the adequacy of buildings and equipment, licensed capacity, the ratio of adults to children, educational qualifications and training of staff, record keeping, dietary program, daily curriculum, hiring practices and compliance with health and safety standards. Failure of a child care or early education center to comply with applicable regulations and requirements could subject it to governmental sanctions, which can include fines, corrective orders, placement on probation or, in more serious cases, suspension or revocation of one or more of our child care centers’ licenses to operate, and require significant expenditures to bring our centers into compliance. Although we expect to pay employees at rates above the minimum wage, increases in the statutory minimum wage rates could result in a corresponding increase in the wages we pay to our employees.

Our operating results are subject to seasonal fluctuations.

Our revenue and results of operations fluctuate with the seasonal demands for child care and the other services we provide. Revenue in our child care centers that have mature operating levels typically declines during the third quarter due to decreased enrollments over the summer months as families withdraw children for vacations and older children transition into elementary schools. In addition, use of our back-up services tends to be higher when school is not in session and during holiday periods, which can increase the operating costs of the program and impact results of operations. We may be unable to adjust our expenses on a short-term basis to minimize the effect of these fluctuations in revenue. Our quarterly results of operations may also fluctuate based upon the number and timing of child care center openings and/or closings, acquisitions, the performance of new and existing child care and early education centers, the contractual arrangements under which child care centers are operated, the change in the mix of such contractual arrangements, competitive factors and general economic conditions. The inability of existing child care centers to maintain their current enrollment levels and profitability, the failure of newly opened child care centers to contribute to profitability and the failure to maintain and grow our other services could result in additional fluctuations in our future operating results on a quarterly or annual basis.

We depend on key management and key employees to manage our business.

Our success depends on the efforts, abilities and continued services of our executive officers and other key employees. We believe future success will depend upon our ability to continue to attract, motivate and retain highly-skilled managerial, sales and marketing, divisional, regional and child care and early education center director personnel.

Significant competition in our industry could adversely affect our results of operations.

We compete for enrollment and sponsorship of our child care and early education centers in a highly-fragmented market. For enrollment, we compete with family child care (operated out of the caregiver’s home) and center-based child care (such as residential and work-site child care centers, full- and part-time nursery schools, private and public elementary schools and church-affiliated and other not-for-profit providers). In addition, substitutes for organized child care, such as relatives and nannies caring for children, can represent lower cost alternatives to our services. For sponsorship, we compete primarily with large residential child care companies with divisions focused on employer sponsorship and with regional child care providers who target employer sponsorship. We believe that our ability to compete successfully depends on a number of factors, including quality of care, site convenience and cost. We often face a price disadvantage to our competition, which may have access to greater financial resources, greater name recognition or lower operating or compliance costs. In addition, certain competitors may be able to operate with little or no rental expense and sometimes do not comply or are not required to comply with the same health, safety and operational regulations with which we comply. Therefore, we may be unable to continue to compete successfully against current and future competitors.

The growth of our business may be adversely affected if we do not execute our growth strategies successfully.

Our ability to grow in the future will depend upon a number of factors, including the ability to develop and expand new and existing client relationships, to continue to provide and expand the high-quality services we offer and to hire and train qualified personnel. Achieving and sustaining growth increases requires the successful execution of our growth strategies, which may require the implementation of enhancements to operational and financial systems, expanded sales and marketing capacity and additional or new organizational resources. We may be unable to manage our expanding operations effectively, or we may be unable to maintain or accelerate our growth.

Governmental universal child care benefit programs could reduce the demand for our services.

National, state or local child care benefit programs comprised primarily of subsidies in the form of tax credits or other direct government financial aid provide us opportunities for expansion in additional markets. However, a universal benefit with governmentally mandated or provided child care could reduce the demand for early care services at our existing child care and early education centers due to the availability of lower cost care alternatives or could place downward pressure on the tuition and fees we charge, which could adversely affect our revenues and results of operations.

Breaches in data security could adversely affect our financial condition and operating results.

For various operational needs, we receive certain personal information including credit card information and personal information for the children and families that we serve. While we have policies and practices that protect our data, a compromise of our systems that results in unauthorized persons obtaining personal information could adversely affect our reputation and our operations, results of operations, financial condition or cash flows, and could result in litigation against us or in the imposition of penalties. In addition, a security breach could require us to expend significant additional resources related to the security of our information systems and could result in a disruption to our operations.

A regional or global health pandemic or other catastrophic event could severely disrupt our business.

A health pandemic is a disease that spreads rapidly and widely by infection and affects many individuals in an area or population at the same time. A regional or global health pandemic, depending upon its duration and severity, could severely affect our business. Enrollment in our child care centers could experience sharp declines as families might avoid taking their children out in public in the event of a health pandemic, and local, regional or national governments might limit or ban public interactions to halt or delay the spread of diseases causing business disruptions and the temporary closure of our centers. Additionally, a health pandemic could also impair our ability to hire and retain an adequate level of staff. A health pandemic may have a disproportionate impact on our business compared to other companies that depend less on the performance of services by employees.

Other unforeseen events, including war, terrorism and other international, regional or local instability or conflicts (including labor issues), embargos, natural disasters such as earthquakes, tsunamis, hurricanes, or other adverse weather and climate conditions, whether occurring in the United States or abroad, could disrupt our operations or result in political or economic instability. Enrollment in our child care centers could experience sharp declines as families might avoid taking their children out in public as a result of one or more of these events.

Risks Related to Our Common Stock and this Offering

We are a “controlled company” within the meaning of the New York Stock Exchange listing rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the completion of this offering, the Sponsor will continue to control a majority of the voting power of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our compensation committee will not consist entirely of independent directors and the board committees will not be subject to annual performance evaluations. In addition, we will not have a nominating and corporate governance committee. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

The Sponsor, however, is not subject to any contractual obligation to retain its controlling interest, except that it has agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of our common stock or other capital stock or other securities exercisable or convertible therefor for a period of at least 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co., J.P. Morgan Securities LLC and Barclays Capital Inc. Except for this brief period, there can be no assurance as to the period of time during which the Sponsor will maintain its ownership of our common stock following the offering.

We are eligible to be treated as an “emerging growth company,” as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are eligible to be treated as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a non-binding shareholder advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt during any three-year period, or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We expect to determine that we ceased to be an emerging growth company as of January 1, 2013, subject to applicable interpretations of the Securities and Exchange Commission regarding our treatment as an emerging growth company in connection with this offering.

Our stock price could be extremely volatile, and, as a result, you may not be able to resell your shares at or above the price you paid for them.

Since the time that we were acquired by our Sponsor in May 2008, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. In addition, the stock market in general has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects, and could lose part or all of their investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this prospectus and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural disasters and other calamities; and

•	changes in general market and economic conditions.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Following the closing of this offering, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

There may be sales of a substantial amount of our common stock after this offering by our current stockholders, and these sales could cause the price of our common stock to fall.

After this offering, there will be 62,871,119 shares of common stock outstanding. There will be 64,386,119 shares issued and outstanding if the underwriters exercise in full their option to purchase additional shares. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following completion of this offering, approximately 85.4% of our outstanding common stock (or 83.4% if the underwriters exercise in full their option to purchase additional shares from us) will be beneficially owned by investment funds affiliated with the Sponsor and members of our management and employees.

Each of our directors, executive officers and significant equity holders (including affiliates of the Sponsor) has entered into a lock-up agreement with Goldman, Sachs & Co., J.P. Morgan Securities LLC and Barclays Capital Inc., on behalf of the underwriters, which regulates their sales of our common stock for a period of 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances. See “Shares Eligible for Future Sale—Lock-Up Agreements.”

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future. Of the shares to be outstanding after the offering, the shares offered by this prospectus will be eligible for immediate sale in the public market without restriction by persons other than our affiliates. Our remaining outstanding shares will become available for resale in the public market as shown in the chart below, subject to the provisions of Rule 144 and Rule 701.

Number of Shares	Date Available for Resale
181,185	On the date of this offering (January 24, 2013)
52,589,934	180 days after the date of this offering (July 23, 2013), subject to certain exceptions and automatic extensions in certain circumstances

Beginning 180 days after this offering, subject to certain exceptions and automatic extensions in certain circumstances, holders of shares of our common stock may require us to register their shares for resale under the federal securities laws, and holders of additional shares of our common stock would be entitled to have their shares included in any such registration statement, all subject to reduction upon the request of the underwriter of the offering, if any. See “Related Party Transactions—Arrangements With Our Investors.” Registration of those shares would allow the holders to immediately resell their shares in the public market. Any such sales or anticipation thereof could cause the market price of our common stock to decline.

In addition, after this offering, we intend to register shares of common stock that are reserved for issuance under our 2012 Omnibus Long-Term Incentive Plan. For more information, see “Shares Eligible for Future Sale—Registration Statements on Form S-8.”

Certain participants in our directed share program must hold their shares for a minimum of 180 days following the date of the final prospectus related to this offering and accordingly will be subject to market risks not imposed on other investors in the offering.

At our request, the underwriters have reserved up to 505,000 shares of the common stock offered hereby for sale to our employees. Purchasers of these shares who have entered into a lockup agreement with the underwriters in connection with this offering, which generally include our officers, directors and significant stockholders, will be required to agree that they will not, subject to exceptions, offer, sell, contract to sell or otherwise dispose of or hedge any such shares for a period of 180 days after the date of the final prospectus relating to this offering, subject to certain specified extensions. As a result of such restriction, such purchasers may face risks not faced by other investors who have the right to sell their shares at any time following the offering. These risks include the market risk of holding our shares during the period that such restrictions are in effect. In addition, the price of our common stock may be adversely affected following expiration of the lockup period if there is an increase in the number of shares for sale in the market.

Provisions in our charter documents and Delaware law may deter takeover efforts that could be beneficial to stockholder value.

In addition to the Sponsor’s beneficial ownership of a controlling percentage of our common stock, our certificate of incorporation and by-laws and Delaware law contain provisions that could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include a classified board of directors and limitations on actions by our stockholders. In addition, our board of directors has the right to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquiror. Our certificate of incorporation also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock other than the Sponsor. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the company may be unsuccessful. See “Description of Capital Stock.”

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our by-laws, or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

If you purchase shares in this offering, you will suffer immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the pro forma book value of your stock, which dilution would have been $32.41 per share as of September 30, 2012, because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. You will experience additional dilution upon the exercise of options and warrants to purchase our common stock, including those options currently outstanding and those granted in the future, and the issuance of restricted stock or other equity awards under our stock incentive plans. To the extent we raise additional capital by issuing equity securities, our stockholders will experience substantial additional dilution. See “Dilution.”

The Sponsor will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control.

We are currently controlled, and after this offering is completed will continue to be controlled, by the Sponsor. Upon completion of this offering, investment funds affiliated with the Sponsor will beneficially own 82.0% of our outstanding common stock (80.1% if the underwriters exercise in full their option to purchase additional shares from us). For as long as the Sponsor continues to beneficially own shares of common stock representing more than 50% of the voting power of our common stock, it will be able to direct the election of all of the members of our board of directors and could exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock and the payment of dividends. Similarly, the Sponsor will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in our control and could take other actions that might be favorable to it. Even if its ownership falls below 50%, the Sponsor will continue to be able to strongly influence or effectively control our decisions.

Additionally, the Sponsor is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. The Sponsor may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our senior credit facilities. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “expects,” “may,” “will,” “should,” “seeks,” “projects,” “approximately,” “intends,” “plans,” “estimates” or “anticipates,” or, in each case, their negatives or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we and our partners operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus, which include but are not limited to the following:

•	Changes in the demand for child care and other dependent care services;

•	Our ability to hire and retain qualified teachers;

•	Our substantial indebtedness and our ability to refinance our indebtedness on the terms described in this prospectus or at all;

•	That the terms of our indebtedness could restrict our current and future operations;

•	The possibility that acquisitions may disrupt our operations and expose us to additional risk;

•	Our reliance on the expertise of operating staff, especially in international markets;

•	The possibility that adverse publicity would have a negative impact on the demand for our services and the value of our brand;

•	The possibility that our business activities subject us to litigation risks that could result in significant money or reputational damages;

•	Our ability to pass on our increased costs;

•	Changes in our relationships with employer sponsors;

•	Our ability to obtain and maintain adequate insurance coverage at a reasonable cost;

•	Changes in laws or regulations that govern our business;

•	Our ability to withstand seasonal fluctuations in the demand for our services;

•	Our ability to retain and attract key management and key employees;

•	Significant competition within our industry;

•	Our ability to implement our growth strategies successfully;

•	Our susceptibility to the economic impact of governmental or universal child care programs in the countries in which we operate;

•	Breaches in data security; and

•	The impact of a regional or global health pandemic or other catastrophic event.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

THE RECLASSIFICATION

In connection with this offering, on January 11, 2013, we amended our certificate of incorporation to effect a 1-for-1.9704 reverse split of our Class A common stock and then convert each outstanding share of our Class L common stock into 35.1955 shares of our Class A common stock. Immediately following the conversion of our Class L common stock, we reclassified our Class A common stock into common stock. The Class L common stock was identical to the Class A common stock, except that the Class L common stock was convertible into shares of our Class A common stock, and each share of Class L common stock was entitled to a preferential payment upon any liquidating distribution by us to holders of our capital stock, whether by dividend, distribution or otherwise, equal to the base amount for such share ($405.00), which we refer to as the Class L base amount. After payment of the Class L base amount, each share of common stock and Class L common stock shared equally in all remaining liquidating distributions by us to holders of our common stock. The conversion rate of 35.1955 shares of Class A common stock for each share of Class L common stock was determined and approved by our board of directors and stockholders.

At the time of the conversion of our Class L common stock, in accordance with the terms of our equity incentive plans and our outstanding awards thereunder, outstanding options to purchase shares of our Class L common stock became options to purchase shares of our common stock with appropriate adjustments to the exercise price per share and the number of shares underlying each such award.

References to the “reclassification” throughout this prospectus refer to the 1-for-1.9704 reverse stock split of our Class A common stock, the conversion of our Class L common stock into our Class A common stock, related adjustments to our outstanding options to purchase shares of our Class A common stock and Class L common stock and the reclassification of our Class A common stock into our common stock.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of the shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us, will be approximately $202.2 million (or $233.3 million if the underwriters’ option to purchase additional shares is exercised in full).

We intend to use the net proceeds from this offering together with available cash, as necessary, to redeem approximately $191.6 million aggregate principal amount and accumulated interest of our 13.0% senior notes and to use any remaining net proceeds for working capital and for general corporate purposes. Our 13.0% senior notes were issued by Bright Horizons Capital Corp. in the aggregate principal amount of $110.0 million in connection with our going private transaction in 2008 and mature on November 28, 2018. These notes bear interest at a rate of 13.0% per annum, and interest payments on or before May 28, 2013 may be paid in kind. As of September 30, 2012, there was $81.6 million of interest added to principal under the notes. Under the terms of the indenture relating to the notes, we may redeem the notes at a price equal to 106.500% of the principal amount thereof plus accrued and unpaid interest.

DIVIDEND POLICY

Our board of directors does not currently intend to pay regular dividends on our common stock. However, we expect to reevaluate our dividend policy on a regular basis following this offering and may, subject to compliance with the covenants contained in our senior credit facilities, the indentures governing our outstanding notes and other considerations, determine to pay dividends in the future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of September 30, 2012 on (1) an actual basis, (2) showing adjustments for (w) the 1-for-1.9704 reverse split of our Class A common stock, the subsequent conversion of each share of our Class L common stock into 35.1955 shares of our Class A common stock and the reclassification of our Class A common stock into common stock, each as described under “The Reclassification,” and in each case as if it had occurred on September 30, 2012, (x) the offering of 10,100,000 shares of our common stock hereby and the receipt of the net proceeds therefrom, (y) the application of the net proceeds from the offering as described in “Use of Proceeds,” including the repayment of the 13.0% senior notes, and (z) the payment of approximately $7.5 million out of available cash in fees under our management agreement with the Sponsor in connection with the offering and termination of the management agreement, as described under “Related Party Transactions—Management Agreement,” and (3) an as adjusted basis to give effect to each of foregoing.

This table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2012
	Actual		Adjustment for the Reclassification	Adjustment for the Offering	Adjustment for the Repayment of 13.0% Senior Notes	Adjustment for the Termination Fee	As Adjusted
	(In thousands)
Cash and cash equivalents		$45,057		$202,202	$(204,036)	$(7,500)		$35,723

Long-term debt, including current portion	$						$
Revolving credit facility(1)(5)		—						—
Term loan facility(2)(5)		430,686						430,686

Total secured debt		430,686						430,686
11.5% senior subordinated notes(5)		300,000						300,000
13.0% senior notes(5)		191,583			(191,583)			—

Total long-term debt(3)		922,269						730,686

Class L common stock, $0.001 par value; 5,000,000 shares authorized and 1,327,115 shares issued and outstanding on an actual basis; no shares authorized, issued and outstanding on an as adjusted basis		832,516	(832,516)					—

Stockholders’ equity (deficit)
Common stock; $0.001 par value; 50,000,000 shares authorized and 6,062,653 shares issued and outstanding on an actual basis; 475,000,000 shares authorized and 62,871,119 shares issued and outstanding on an as adjusted basis		12	41	10				63
Additional paid-in capital		144,318	832,475	202,192				1,178,985
Accumulated deficit(4)		(377,753)			(8,593)	(4,500)		(390,846)
Accumulated other comprehensive loss		(8,998)						(8,998)

Total stockholders’ equity (deficit)		(242,421)						779,204

Total capitalization		$1,512,364						1,509,890

(1)	Consists of a $75.0 million revolving credit facility. As of September 30, 2012, we had $74.9 million of unused commitments available. Excludes $0.7 million of undrawn letters of credit.
(2)	Excludes remaining unamortized original issue discount of $8.8 million at September 30, 2012.
(3)	Excludes deferred financing costs of $14.6 million at September 30, 2012.
(4)	The as adjusted amount reflects, in the fourth column, the loss on debt extinguishment (net of tax) to be recorded in connection with the repayment of the senior notes of $8.6 million and, in the fifth column, the termination fee related to the management agreement with the Sponsor of $7.5 million ($4.5 million, net of tax). See “Use of Proceeds” and “Related Party Transactions.”
(5)	We intend to refinance our existing indebtedness under the senior credit facilities and notes with the proposed $890 million new senior secured credit facilities. As of the date of this prospectus, we have received commitments from prospective lenders for the new senior secured credit facilities, subject to customary closing conditions. However, no assurance can be given that we will be able to consummate the debt refinancing on the terms described in this prospectus or at all. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes.”

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock. We calculate net tangible book value per share of our common stock by dividing the net tangible book value by the number of outstanding shares of our common stock.

Our net tangible book value deficiency at September 30, 2012 was approximately $856.5 million, or $16.23 per share of our common stock pro forma for the reclassification but before giving effect to this offering. Pro forma net tangible book value deficiency per share before the offering has been determined by dividing net tangible book value (total consolidated tangible assets less total consolidated liabilities, deferred financing costs and redeemable noncontrolling interests) by the number of shares of common stock outstanding at September 30, 2012, assuming that the reclassification had taken place on September 30, 2012. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value deficiency per share immediately after this offering.

After giving effect to the receipt of the net proceeds from our sale of shares in this offering and the application of the net proceeds as described under “Use of Proceeds,” our pro forma as adjusted net tangible book value deficiency at September 30, 2012 would have been approximately $654.3 million, or $10.41 per share of common stock. This represents an immediate decrease in net tangible book value deficiency per share of $5.82 to existing stockholders and an immediate dilution in net tangible book value per share of $32.41 to you. The following table illustrates this dilution per share.

Initial public offering price per share		$22.00
Pro forma net tangible book value (deficiency) per share at September 30, 2012	$(16.23)
Increase per share attributable to new investors in this offering	5.82
Pro forma net tangible book value (deficiency) per share after this offering		(10.41)

Dilution per share to new investors		$(32.41)

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value deficiency per share of our common stock after giving effect to this offering would be $9.68 per share of our common stock. This represents a decrease in pro forma as adjusted net tangible book value deficiency of $6.55 per share of our common stock to existing stockholders and dilution in pro forma as adjusted net tangible book value of $31.68 per share of our common stock to you.

The following table sets forth, as of September 30, 2012 but after giving effect to the reclassification, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration			Average Price Per Share
	Number	Percent	Amount		Percent
Existing stockholders	52,771,119	84%	$601,670,915		73%	$11.40
New investors	10,100,000	16	222,200,000	(1)	27	22.00

Total	62,871,119	100%	$823,870,915		100%

(1)	Before underwriting discounts and commissions.

If the underwriters were to fully exercise their option to purchase additional shares of our common stock from us, the percentage of shares of our common stock held by existing stockholders would be 82%, and the percentage of shares of our common stock held by new investors would be 18%.

To the extent any outstanding options are exercised or become vested or any additional options are granted and exercised, other equity awards are granted and become vested or other issuances of shares of our common stock are made, there may be further economic dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected historical financial and other data as of the dates and for the periods indicated. The selected historical financial data as of December 31, 2010 and 2011 and for the three years in the period ended December 31, 2011 presented in this table have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical financial data as of September 30, 2012 and for the nine months ended September 30, 2011 and 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2009 has been derived from our audited consolidated financial statements for such year, which are not included in this prospectus. The selected consolidated balance sheet data as of September 30, 2011 has been derived from our unaudited consolidated financial statements for such period, which are not included in this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods, and operating results for the nine months ended September 30, 2012 are not necessarily indicative of the results that may be expected for the year ended December 31, 2012.

This selected historical consolidated financial and other data should be read in conjunction with the disclosures set forth under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(In thousands, except share and operating data)
Consolidated Statement of Operations Data:
Revenue	$852,323	$878,159	$973,701	$724,816	$797,512
Cost of services	672,793	698,264	766,500	571,015	614,847

Gross profit	179,530	179,895	207,201	153,801	182,665
Selling, general and administrative expenses	82,798	83,601	92,938	69,050	94,847
Amortization	29,960	27,631	27,427	20,697	20,298

Income from operations	66,772	68,663	86,836	64,054	67,520
Gains from foreign currency transactions	—	—	835	871	—
Interest income	132	28	824	29	106
Interest expense	(83,228)	(88,999)	(82,908)	(63,146)	(61,808)

Net interest expense and other	(83,096)	(88,971)	(81,249)	(62,246)	(61,702)

(Loss) income before income taxes	(16,324)	(20,308)	5,587	1,808	5,818
Income tax benefit (expense)	6,789	10,314	(825)	(916)	(1,536)

Net (loss) income	(9,535)	(9,994)	4,762	892	4,282
Net income attributable to noncontrolling interest	—	—	3	92	294

Net (loss) income attributable to Bright Horizons Family Solutions Inc.	$(9,535)	$(9,994)	$4,759	$800	$3,988

Accretion of Class L preference	58,559	64,712	71,568	52,856	58,401
Accretion of Class L preference for vested options	1,171	1,251	1,274	944	4,660

Net loss available to common shareholders	$(69,265)	$(75,957)	$(68,083)	$(53,000)	$(59,073)

Allocation of net (loss) income to common stockholders—basic and diluted:
Class L	$58,559	$64,712	$71,568	$52,856	$58,401
Class A	$(69,265)	$(75,957)	$(68,083)	$(53,000)	$(59,073)
Earnings (loss) per share:
Class L—basic and diluted	$44.52	$49.21	$54.33	$40.13	$44.05
Common—basic and diluted	$(11.53)	$(12.64)	$(11.32)	$(8.81)	$(9.75)
Weighted average shares outstanding:
Class L—basic and diluted	1,315,267	1,315,153	1,317,273	1,317,170	1,325,903
Common—basic and diluted	6,007,482	6,006,960	6,016,733	6,016,175	6,057,128
Pro Forma Consolidated Statements of Operations Data (1):
Pro forma net income			$19,066		$15,853
Pro forma earnings per share:
Basic			$0.31		$0.25
Diluted			$0.30		$0.25
Pro forma weighted average shares outstanding:
Basic			62,478,815		63,101,469
Diluted			63,139,620		63,363,168
Consolidated Balance Sheet Data (at period end):
Total cash and cash equivalents	$14,360	$15,438	$30,448	$15,818	$45,057
Total assets	1,732,724	1,721,692	1,771,164	1,760,853	1,899,603
Total liabilities, excluding debt	364,352	362,034	389,986	353,596	394,768
Total debt, including current maturities	794,881	795,458	799,257	826,173	898,897
Total redeemable noncontrolling interest	—	—	15,527	16,941	15,825
Class L common stock	633,452	699,533	772,422	753,381	832,516
Total stockholders’ deficit	(59,961)	(135,333)	(206,028)	(189,238)	(242,421)

(1)	See note 2 in “Prospectus Summary—Summary Consolidated Financial and Other Data.”

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

On May 23, 2012, we acquired 100% of the outstanding shares of Huntyard Limited (“Huntyard”), the parent company of Casterbridge Care and Education Group Ltd (“Casterbridge”), a company that operates 27 child care and early education centers in the United Kingdom, for cash consideration of $110.8 million. We acquired total tangible assets with fair values of $70.8 million, including fixed assets of $65.8 million, and assumed liabilities with fair values of $10.9 million. In conjunction with this acquisition, we recorded goodwill of $45.4 million and other intangible assets with fair values of $6.6 million, consisting of customer relationships and trade names. A deferred tax liability of $1.2 million was recorded related to the intangible assets for the amortization that is not deductible for tax purposes. See note 2 to our consolidated financial statements for details on the purchase price allocation. In connection with this acquisition, we amended our credit agreement governing our senior credit facilities to permit us to borrow an additional $85.0 million in Series C new term loans.

The following unaudited pro forma combined condensed financial information for the year ended December 31, 2011 and the nine months ended September 30, 2012 presents consolidated information as if we had acquired Huntyard on January 1, 2011. An unaudited pro forma balance sheet as of September 30, 2012 is not presented because Huntyard’s balance sheet, including related acquisition adjustments, is included in the consolidated balance sheet of the Company as of such date. The unaudited pro forma combined condensed financial information has been prepared from, and should be read in conjunction with, the respective historical consolidated financial statements and related notes of the Company and Huntyard included in this prospectus.

The historical profit and loss accounts of Huntyard have been prepared in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”). For the purpose of presenting the unaudited pro forma combined condensed financial information, the profit and loss accounts for Huntyard have been adjusted to conform to generally accepted accounting principles in the United States (“US GAAP”) as described in note 29 in the audited financial statements for Huntyard included in this prospectus. In addition, the historical financial statements of Huntyard were presented in pounds sterling. For the purpose of presenting the unaudited pro forma combined condensed financial information, the adjusted income statements of Huntyard have been translated into U.S. dollars at the average exchange rates prevailing during the periods presented. The pro forma acquisition adjustments described in the unaudited pro forma combined condensed financial information were based on available information and certain assumptions made by us and may be revised as additional information becomes available as the purchase accounting for the acquisition is finalized.

The unaudited pro forma combined condensed financial information included in this prospectus is not intended to represent what our results of operations would have been if the acquisition had occurred on January 1, 2011 or to project our results of operations for any future period. Since the Company and Huntyard were not under common control or management for any period presented, the unaudited pro forma combined condensed financial results may not be comparable to, or indicative of, future performance.

Bright Horizons Family Solutions Inc. and Huntyard Limited

Pro forma Combined Condensed Statement of Operations

For the nine months ended September 30, 2012

(In thousands, except for share data)

	Bright Horizons	Huntyard in US GAAP (in £) Period Ended May 22, 2012	Huntyard in US GAAP (in US $) Period Ended May 22, 2012	Pro forma Adjustments		Pro forma Combined
Revenue	$797,512	£10,978	$17,440	$—		$814,952
Cost of services	614,847	7,685	12,206	—		627,053

Gross Profit	182,665	3,293	5,234	—		187,899
Selling, general and administrative expenses	94,847	833	1,324	(434	)D	95,737
Amortization	20,298	70	110	823	A	21,231

Income from operations	67,520	2,390	3,800	(389)		70,931
Interest income	106	—	—	—		106
Interest expense	(61,808)	(640)	(1,011)	(888	)B	(63,707)

Income (loss) before income taxes	5,818	1,750	2,789	(1,277)		7,330
Income tax benefit (expense)	(1,536)	(544)	(865)	600	C	(1,801)

Net Income (loss)	4,282	1,206	1,924	(677)		5,529
Net income attributable to non-controlling interest	294	—	—	—		294

Net Income (loss) available to Bright Horizons Family Solutions Inc.	$3,988	£1,206	$1,924	$(677)		$5,235

Accretion of Class L preference	58,401					58,401
Accretion of Class L preference for vested options	4,660					4,660

Net loss available to common shareholders	$(59,073)					$(57,826)

Allocation of net (loss) income to common stockholders—basic and diluted:
Class L	$58,401					$58,401
Class A	$(59,073)					$(57,826)
Earnings (loss) per share:
Class L—basic and diluted	44.05					44.05
Class A—basic and diluted	(9.75)					(9.55)
Weighted average number of common shares outstanding:
Class L—basic and diluted	1,325,903					1,325,903
Class A—basic and diluted	6,057,128					6,057,128

Bright Horizons Family Solutions Inc. and Huntyard Limited

Pro forma Combined Condensed Statement of Operations

For the year ended December 31, 2011

(In thousands, except for share data)

	Bright Horizons	Huntyard in US GAAP (in £)	Huntyard in US GAAP (in US$)	Pro forma Adjustments		Pro forma Combined
Revenue	$973,701	£26,515	$42,424	$—		$1,016,125
Cost of services	766,500	15,811	25,298	6,703	E	798,501

Gross Profit	207,201	10,704	17,126	(6,703)		217,624
Selling, general and administrative expenses	92,938	6,091	9,745	(6,703	)E	95,980
Amortization	27,427	131	208	2,112	A	29,747

Income (loss) from operations	86,836	4,482	7,173	(2,112)		91,897
Gains from foreign currency transactions	835	—	—	—		835
Interest income	824	121	193	—		1,017
Interest expense	(82,908)	(1,630)	(2,608)	(2,386	)B	(87,902)

Income (loss) before income taxes	5,587	2,973	4,758	(4,498)		5,847
Income tax (expense) benefit	(825)	(1,298)	(2,077)	1,862	C	(1,040)

Net income (loss)	4,762	1,675	2,681	(2,636)		4,807
Net income attributable to non-controlling interest	3	—	—	—		3

Net income (loss) available to Bright Horizons Family Solutions Inc.	$4,759	£1,675	$2,681	$(2,636)		$4,804

Accretion of Class L preference	71,568					71,568
Accretion of Class L preference for vested options	1,274					1,274

Net loss available to common shareholders	$(68,083)					$(68,038)

Allocation of net (loss) income to common stockholders—basic and diluted:
Class L	$71,568					$71,568
Class A	$(68,083)					$(68,038)
Earnings (loss) per share:
Class L—basic and diluted	54.33					54.33
Class A—basic and diluted	(11.32)					(11.31)
Weighted average number of common shares outstanding:
Class L—basic and diluted	1,317,273					1,317,273
Class A—basic and diluted	6,016,733					6,016,733

Notes to Pro Forma Combined Condensed Statements of Operations

Note 1 – Basis of Presentation

We accounted for the acquisition of Huntyard under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The acquired assets and assumed liabilities were recorded at their respective fair values as of the date of the acquisition. The assets and liabilities have been measured based on estimates and valuations using assumptions that we believe are reasonable based on information currently available. The excess of the purchase price over the estimated amounts of identifiable assets and liabilities was allocated to goodwill.

Note 2 – Pro Forma Adjustments

A – Amortization

Adjustments to amortization were made to reflect the amortization of acquired intangible assets as if the acquisition had taken place January 1, 2011. Intangible assets of $4.7 million were recorded related to customer relationships that will be amortized over five years, using an accelerated method. Intangible assets of $1.9 million were recorded related to trade names that will be amortized over ten years, using the straight-line method.

B – Interest Expense

Adjustments to interest expense were made to reflect the following:

(1)	Series C new term loans—The Company borrowed the entire amount of the $85.0 million incremental facility under our credit agreement governing our senior credit facilities for the purchase of Huntyard. Adjustments were made to interest expense to reflect the new debt as being outstanding January 1, 2011, applying an annual interest rate of 5.25%, consistent with the rate in effect as of May 23, 2012, to the outstanding debt balances. In addition, adjustments were made to reflect interest expense for the amortization of the original issue discount and deferred financing fees related to the new debt.

(2)	Huntyard debt – Adjustments were made to reverse the interest expense recognized by Huntyard related to its long-term debt, as this interest expense is a nonrecurring expense since the debt was paid off at the time of the acquisition.

C – Income Taxes

Adjustments to income taxes were made to reflect the income tax benefit of the pro forma adjustments related to the amortization of intangibles and interest expense based on the statutory rates for the respective jurisdictions.

D – Deal Costs

Adjustments to selling, general and administrative expenses were made to reverse the deal costs incurred by the Company in relation to the acquisition of Huntyard, as these are nonrecurring expenses.

E – Reclassifications

Certain reclassifications from selling, general, and administrative expenses to cost of services have been made to conform the presentation of the Huntyard operations with the presentation in the Company’s financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the “Selected Consolidated Financial and Other Data” and the audited and unaudited historical consolidated financial statements and related notes. This discussion contains forward-looking statements and involves numerous risks and uncertainties. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and generally contain words such as “believes,” expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “anticipates” or similar expressions. Our forward-looking statements are subject to risks and uncertainties, which may cause actual results to differ materially from those projected or implied by the forward-looking statement. Forward-looking statements are based on current expectations and assumptions and currently available data and are neither predictions nor guarantees of future events or performance. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of factors that could cause our actual results to differ from those expressed or implied by forward-looking statements.

Overview

We are a leading provider of high-quality child care and early education as well as other services that are designed to help employers and families better address the challenges of work and life. We provide services primarily under multi-year contracts with employers who offer child care and other dependent care solutions as part of their employee benefits packages to improve their employee engagement, productivity, recruitment and retention. As of September 30, 2012, we had more than 850 client relationships with employers across a diverse array of industries, including more than 130 Fortune 500 companies and more than 75 of Working Mother magazine’s 2011 “100 Best Companies for Working Mothers.”

At September 30, 2012, we operated 776 child care and early education centers, consisting of 599 centers in North America and 177 centers in Europe and India. We have the capacity to serve approximately 87,700 children in 42 states, the District of Columbia, the United Kingdom, Puerto Rico, Canada, Ireland, the Netherlands and India. We seek to cluster centers in geographic areas to enhance operating efficiencies and to create a leading market presence. Our North American child care and early education centers have an average capacity of 126 children per location, while the centers in Europe and India have an average capacity of approximately 69 children per location.

We operate centers for a diverse group of clients. At September 30, 2012, we managed child care centers on behalf of single employers in the following industries and also manage lease/consortium locations in approximately the following proportions:

	Percentage of Centers
Classification	North America	Europe
Single employer locations:
Consumer	7.5%	2.5%
Financial Services	15	2.5
Government and Education	15	17.5
Healthcare and Pharmaceuticals	17.5	5
Industrial/Manufacturing	2.5	2.5
Professional Services and Other	7.5	—
Technology	5	—

	70	30
Lease/consortium locations	30	70

	100%	100%

Segments

Our primary reporting segments are full service center-based care services and back-up dependent care services. Full service center-based care includes child care and early education, preschool and elementary education. Back-up dependent care includes center-based back-up child care, in-home well child care, in home mildly ill child care and in home adult/elder care. Our remaining business services are included in the other educational advisory services segment, which includes our college preparation and admissions counseling services as well as tuition reimbursement management and educational counseling services.

Center Models

We operate our centers under two principal business models, which we refer to as profit & loss (“P&L”) and cost-plus. Approximately 70% of our centers operate under the P&L model. Under this model, we retain financial risk for child care and early education centers and are therefore subject to variability in financial performance due to fluctuation in enrollment levels. The P&L model is further classified into two subcategories: (i) the sponsor model and (ii) the lease/consortium model. Under the sponsor model, we provide child care and early education services on a priority enrollment basis for employees of an employer sponsor, and the employer sponsor generally pays facility, pre-opening and start-up capital equipment and maintenance costs. Our operating contracts typically have initial terms ranging from three to ten years. Under the lease/consortium model, the child care center is typically located in an office building or office park in a property that we lease, and we provide these services to the employees of multiple employers. We typically negotiate initial lease terms of 10 to 15 years for these centers, often with renewal options.

When we open a new P&L center, it generally takes two to three years for the center to ramp up to a steady state level of enrollment, as a center will typically enroll younger children at the outset and children age into the older (preschool) classrooms over time. We refer to centers that have been open for three years or less as “ramping centers.” A center will typically achieve breakeven operating performance between 12 to 24 months and will typically achieve a steady state level of enrollment that supports our average center operating profit at the end of three years, although the period needed to reach a steady state level of enrollment may be longer or shorter. Centers that have been open more than three years are referred to as “mature centers.”

Approximately 30% of our centers operate under the cost-plus business model. Under this model, we receive a management fee from the employer sponsor and an additional operating subsidy from the employer to supplement tuition paid by parents of children in the center. Under this model, the sponsor typically pays facility, pre-opening and start-up, capital equipment and maintenance costs, and the center is profitable from the outset. Our cost-plus contracts typically have initial terms ranging from three to five years. For additional information about the way we operate our centers, see “Business—Our Business Models.”

Performance and Growth Factors

We believe that 2011 was a successful year for the company. We grew our income from operations by 26%, from $68.7 million to $86.8 million. In addition, we added 64 child care and early education centers with a total capacity of approximately 6,800 children; 22 of these centers were organic additions and 42 were added through acquisitions, including an acquisition of a majority interest in 20 centers in the Netherlands in July 2011. In 2011, we closed 26 centers, resulting in a net increase of 38 centers for the year. We expect to add approximately 25 net new centers in 2012.

Our year-over-year improvement in operating income can be attributed to enrollment gains in ramping and mature centers, disciplined pricing strategies aimed at covering anticipated cost increases with tuition increases, contributions from back-up dependent care services and contributions from mature centers obtained through acquisitions and added through transitions of management.

General economic conditions and the business climate in which individual clients operate remain some of the largest variables in terms of our future performance. These variables impact client capital and operating spending budgets, industry specific sales leads and the overall sales cycle, enrollment levels, as well as labor markets and wage rates as competition for human capital fluctuates.

Our ability to increase operating income will depend upon our ability to sustain the following characteristics of our business:

•	maintenance and incremental growth of enrollment in our mature and ramping centers, and cost management in response to changes in enrollment in our centers,

•	effective pricing strategies, including typical annual tuition increases of 3% to 4%, consistent with typical annual increases in personnel costs, including wages and benefits,

•	additional growth in expanded service offerings to clients,

•	successful integration of acquisitions and transitions of management of centers, and

•	successful management and improvement of underperforming centers.

Cost Factors

Our two most significant expenses are cost of services and interest expense. Cost of services consists of direct expenses associated with the operation of our centers, direct expenses to provide back-up dependent care services (including fees to back-up dependent care providers) and direct expenses to provide educational advisory services. Direct expenses consist primarily of staff salaries, taxes and benefits, food costs, program supplies and materials, parent marketing and facilities costs, including occupancy costs and depreciation. Personnel costs are the largest component of a center’s operating costs, and, on a weighted average basis, comprise approximately 75% of a center’s operating expenses. We are typically responsible for additional costs in a P&L model center as compared to a cost-plus model center. As a result, personnel costs in centers operating under the P&L model will typically represent a smaller proportion of overall costs when compared to the centers operating under the cost-plus model.

We are highly leveraged. As of September 30, 2012, consolidated total debt was $922.3 million ($825.0 million at December 31, 2011). Historically, a large portion of our cash flows from operations has been used to make interest payments on our indebtedness. In connection with our debt agreements, we incurred financing fees of $27.1 million in 2008 and $2.3 million in the nine months ended September 30, 2012, which are being amortized over the terms of the related debt instruments. Amortization expense relating to these deferred financing costs is included with interest expense in our consolidated statements of operations.

Seasonality

Our business is subject to seasonal and quarterly fluctuations. Demand for child care and early education and elementary school services has historically decreased during the summer months when school is not in session, at which time families are often on vacation or have alternative child care arrangements. In addition, our enrollment declines as older children transition to elementary schools. Demand for our services generally increases in September and October coinciding with the beginning of the new school year and remains relatively stable throughout the rest of the school year. In addition, use of our back-up dependent care services tends to be higher when schools are not in session and during holiday periods, which can increase the operating costs of the program and impact the results of operations. Results of operations may also fluctuate from quarter to quarter as a result of, among other things, the performance of existing centers, including enrollment and staffing fluctuations, the number and timing of new center openings, acquisitions and management transitions, the length of time required for new centers to achieve profitability, center closings, refurbishment or relocation, the contract model mix (P&L versus cost-plus) of new and existing centers, the timing and level of sponsorship payments, competitive factors and general economic conditions.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. Preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. The accounting policies we believe are critical in the preparation of our consolidated financial statements relate to revenue recognition, goodwill and other intangibles and common stock valuation and stock-based compensation. Our significant accounting policies are more fully described under the heading “Organization and Significant Accounting Policies” in note 1 to our consolidated financial statements contained elsewhere in this prospectus.

Revenue Recognition—We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable and collectability is reasonably assured. We recognize revenue as services are performed.

Center-based care revenues consist primarily of tuition, which is comprised of amounts paid by parents, supplemented in some cases by payments from employer sponsors and, to a lesser extent, by payments from government agencies. Revenue may also include management fees, operating subsidies paid either in lieu of or to supplement parent tuition and fees for other services.

We enter into contracts under various terms with employer sponsors to manage and operate their child care centers and to provide back-up dependent care services and educational advisory services. Our contracts to operate child care and early education centers are generally three to ten years in length with varying renewal options. Our contracts for back-up dependent care arrangements and for educational advisory services are generally one to three years in length with varying renewal options.

Goodwill and Intangible Assets—Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Our intangible assets principally consist of various contractual rights and customer relationships and trade names. Identified intangible assets that have determinable useful lives are valued separately from goodwill and are amortized over the estimated period during which we derive a benefit. Intangible assets related to customer relationships include relationships with employer clients and relationships with parents. Customer relationships with parents are amortized using an accelerated method over their useful lives. All other intangible assets are amortized on a straight line basis over their useful lives.

In valuing the customer relationships, contractual rights and trade names, we utilize variations of the income approach, which relies on historical financial and qualitative information, as well as assumptions and estimates for projected financial information. We consider the income approach the most appropriate valuation technique because the inherent value of these assets is their ability to generate current and future income. Projected financial information is subject to risk if our estimates are incorrect. The most significant estimate relates to our projected revenues and profitability. If we do not meet the projected revenues and profitability used in the valuation calculations, then the intangible assets could be impaired. In determining the value of contractual rights and customer relationships, we reviewed historical customer attrition rates and determined a rate of approximately 30% per year for relationships with parents, and approximately 3.5% to 4.0% for employer client relationships. Our multi-year contracts with client customers typically result in low annual turnover, and our long-term relationships with clients make it difficult for competitors to displace us. The value of our contractual rights and customer relationships intangible assets could become impaired if future results differ significantly from any of the underlying assumptions, including a higher customer attrition rate. Contractual rights and customer relationships are considered to be finite-lived assets, with estimated lives ranging from four to 17 years. Certain trade names acquired as part of our strategy to expand by completing strategic acquisitions are considered to be finite-lived assets, with estimated lives ranging from five to ten years. The estimated lives were determined by calculating the number of years necessary to obtain 95% of the value of the discounted cash flows of the respective intangible asset.

Goodwill and certain trade names are considered indefinite-lived assets. Our trade names identify us and differentiate us from competitors, and, therefore, competition does not limit the useful life of these assets. Additionally, we believe that our primary trade names will continue to generate sales for an indefinite period. Goodwill and intangible assets with indefinite lives are not subject to amortization but are tested annually for impairment or more frequently if there are indicators of impairment. We test goodwill for impairment by comparing the fair value of each reporting unit, determined by estimating the present value of expected future cash flows, to its carrying value. We have identified three reporting segments: full service center-based care, back-up dependent care and other educational advisory services. As part of the annual goodwill impairment assessment, we estimated the fair value of each of our operating segments using the income approach. We forecasted future cash flows by operating segment for each of the next ten years and applied a long-term growth rate to the final year of forecasted cash flows. The cash flows were then discounted using our estimated discount rate. We review the difference between the estimated fair value and net book value of each operating segment. If the excess is less than $1.0 million, the operating segment would be required to perform a step two goodwill impairment analysis to determine what amount of goodwill is potentially impaired. As of December 31, 2011, each of our operating segments had estimated fair values that were at least $1.0 million greater than the net book value.

For certain trademarks that are included in our indefinite-lived intangible assets, we estimate the fair value first by estimating the total revenue attributable to each trademark and then by applying the royalty rate determined by an analysis of empirical, market-derived royalty rates for guideline intangible assets, consistent with the initial valuation, or 1% to 2% and then comparing the estimated fair value of the trademarks with the carrying value of the trademarks. The forecasts of revenue and profitability growth for use in our long-range plan and the discount rate were the key assumptions in our intangible fair value analysis. Impairment losses of $0.4 million were recorded in the year ended December 31, 2011 and in the nine months ended September 30, 2012 in relation to the carrying value of one indefinite-lived trademark. We identified no impairments in 2009 and 2010.

Long-lived assets, including definite-lived intangible assets, are reviewed for impairment when events or circumstances indicate that the carrying amount of a long-lived asset may not be recovered. Long-lived assets are considered to be impaired if the carrying amount of the asset exceeds the undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If an asset is considered to be impaired, the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value and is charged to results of operations at that time. We identified impairments of long-lived assets of $0.1 million in each of 2009 and 2010, and $0.8 million in 2011.

Common Stock Valuation and Stock-Based Compensation—We account for stock-based compensation using a fair value method. Stock-based compensation expense is recognized in our consolidated financial statements based on the grant-date fair value of the awards for the awards that are expected to vest. For stock options granted with a service condition only, stock-compensation expense is recognized on a straight-line basis over the requisite service period of each separately vesting tranche. For stock options granted with a service and performance condition, stock-compensation expense will be recognized upon a change in control, as defined in our 2008 Equity Incentive Plan, or the closing of an initial public offering, to the extent that the requisite service period is already fulfilled. We calculate the fair value of options using the Black-Scholes option-pricing model.

Valuations and Methodology

The fair value of our common stock and Class L common stock underlying our options was initially determined by the board of directors in May 2008 in connection with our going private transaction. The key assumption in determining the fair value of stock-based awards on the date of grant is the fair value of the underlying common stock. This fair value determination was made by the board and was based on consideration of management’s estimates of projected financial performance, which included consideration of a contemporaneous valuation performed by an independent third-party valuation specialist in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, which we refer to as the AICPA Practice Aid. This valuation relied on a determination of enterprise value based on market multiples demonstrated explicitly by the going private transaction and on the probability weighted expected return method (“PWERM”) for the allocation of the value of the invested capital to the two classes of stock. We updated this valuation internally at the end of each of 2009 and 2010 and in the third quarter of 2011, and these internal valuations were used by our compensation committee of the board of directors in connection with a limited number of additional option grants to our employees in the subsequent year or period.

The fair value of our common stock as of December 31, 2011 was determined by the board of directors after consideration of management’s estimates of projected financial performance, which included consideration of a contemporaneous valuation performed by an independent third-party valuation specialist in accordance with the guidelines outlined in the AICPA Practice Aid, which valuation was performed on a basis consistent with the third-party valuation performed in 2008. This valuation relied on a determination of enterprise value based on a discounted present value of our projected cash flows in future periods. This fair value determination was considered by our board of directors in connection with the offer to exchange outstanding employee options to purchase common stock for options to purchase a combination of shares of common stock and Class L common stock as well as for certain additional grants of options in the second quarter of 2012.

In connection with the preparation of the interim financial statements included in this prospectus, we undertook to confirm that the stock compensation expense taken by the Company in connection with stock option grants during the second quarter of 2012 was reasonable. In doing so, we considered a retrospective valuation as of March 31, 2012 performed by an independent third-party valuation specialist in accordance with the guidelines outlined in the AICPA Practice Aid, which valuation was performed on a basis consistent with the third-party valuation performed in 2008. This valuation relied on a determination of enterprise value based on a discounted present value of our projected cash flows in future periods. After considering the valuation report, we determined that the valuations as of March 31, 2012 and December 31, 2011 were substantially similar and concluded that the board’s determinations of fair value as of April 4, 2012 and May 2, 2012 were reasonable and appropriate as of such dates.

The total equity value at each valuation date was allocated to common stock and Class L common stock based on the PWERM methodology, which involved a forward-looking analysis of possible future exit valuations based on a range of multiples of earnings before interest, taxes, depreciation, amortization, straight line rent expense, stock compensation expense, transaction costs expensed in connection with acquisitions completed in the respective periods (including costs associated with our going private transaction), Sponsor management fee and the annual expense associated with certain long-term incentive plans other than stock options (which we refer to for these purposes as “EBITDA”) at various future exit dates, the estimation of future and present values under each outcome and the application of a probability factor to each outcome. Returns to each class of stock as of each possible future exit date and under each EBITDA multiple scenario were calculated by (i) first allocating equity value to the Class L common stock up to the amount of its preferential distribution amount at the assumed exit date and (ii) allocating any residual equity value to the common stock and Class L common stock on a participating basis. No marketability discount was imposed at each valuation date.

The significant assumptions underlying the common stock valuations at each grant date were as follows:

				Discounted Cash Flow		PWERM
Valuation Date	Fair Value per Class A Common Share		Market Approach EBITDA Multiples(1)	Perpetuity Growth Rate	Discount Rate(2)	EBITDA Multiple(3)	Weighted Average Years to Exit	Common Stock Discount Rate	Class L Common Stock Discount Rate
May 28, 2008	$10.00	(4)	10.5x	not used	not used	6.5x-14.5x	3.7	44.00%	16.00%
October 1 and October 11, 2011	$10.89	(4)	9.5x	not used	not used	9.5x	2.9	54.60%	15.20%
April 4, 2012	$6.09	(4)	9.5x	3.00%	12.80%	8.6x-9.5x	3.0	56.70%	16.30%
May 2, 2012	$6.09	(4)	9.5x	3.00%	12.80%	8.6x-9.5x	3.0	56.70%	16.30%

(1)	For the valuation at May 28, 2008, the market approach multiple represents the implied value of our company as of May 28, 2008, as the determination of the going private transaction price was based upon an arm’s-length bidding process for a publicly-traded entity. For the valuation supporting the October 2011 awards, the market multiple represents the implied value based on consideration of market data for a consistent group of guideline companies in the education sector. For the valuation supporting the April 4, 2012 and May 2, 2012 grants, the market approach was considered but ultimately not relied upon for a conclusion of fair value given the lack of publicly-traded competitors in the child care industry and the resulting limited comparability of other education companies to us.
(2)	Represents the weighted average cost of capital.
(3)	For the valuation at May 28, 2008, core EBITDA multiples of 9.5x to 11.5x were utilized and given the greatest weighting in the analysis (70%). Extreme case multiples of 6.5x, 7.5x, 8.5x, 12.5x, 13.5x and 14.5x were also employed but were given less weight than the core multiples, with a combined weighting of 15% below 9.5x and 15% above 11.5x.
(4)	Does not give effect to the reclassification.

Equity Awards

Aggregate option grants between May 28, 2008, the date of our going private transaction, and December 31, 2011 were as follows (without giving effect to the reclassification): 1,257,750 options on Class A common shares in 2008 (fair value of $10.00 per share and exercise price of $10.00 per share), 28,300 options on Class A common shares in 2009 (fair value of $10.00 per share and exercise price of $10.00 per share), 71,600 options on Class A common shares in 2010 (fair value of $5.09 per share and exercise price of $10.00 per share), 89,350 options on Class A common shares in April 2011 (fair value of $9.02 per share and exercise price of $10.00 per share) and 41,650 Class A common shares in October 2011 (fair value of $10.89 per share and exercise price of $11.00 per share). On May 2, 2012, 1,401,750 options to acquire Class A common shares were exchanged for options to acquire 815,670 Class A common shares, and options to acquire 90,630 Class L common shares. In addition, on April 4, 2012 and May 2, 2012, a total of 293,004 options to acquire our Class A common shares, and 32,556 options to acquire Class L common shares were also awarded. The fair values and exercise prices for these awards were $6.09 per Class A common share and $511.51 per Class L common share. Prior to the option exchange, our employee stock options (other than continuation options relating to our going private transaction and related awards) were options to purchase only shares of our Class A common stock. In contrast, our investor stockholders held shares of both our Class A common stock and our Class L common stock in a ratio of nine shares of our Class A common stock for every one share of our Class L common stock (or 4.9 shares of our Class A common stock for every one share of our Class L common stock after retroactively giving effect to the 1-for-1.9704 reverse split of our Class A common stock, as described in “The Reclassification”). Our Class L common stock had a preferential payment right upon any liquidating distribution by us to holders of our capital stock, see “The Reclassification.” As a result, until the entire preference amount was paid out in respect of all outstanding shares of Class L common stock, holders of only shares of Class A common stock (or options to purchase only shares of Class A common stock) were not entitled to receive any portion of such liquidating distribution and, as a result, changes in the value of our equity would not be experienced in the same manner by our investors and our employee optionholders.

We determined in late January 2012 to pursue an option exchange in an attempt to better align the interests of our investor shareholders and our employee optionholders. Specifically, the option exchange was intended to provide an opportunity for existing optionholders to participate on the same basis as our investor shareholders in any equity value that was created through the growth and performance of our business, rather than having optionholders participate in liquidating distributions only after payment of the Class L preferred return. The exchange ratio was selected to provide an approximately equivalent net equity value opportunity to optionholders as the existing option awards, with the new option grants made “at the money” for options to acquire both shares of Class A common stock and shares of Class L common stock.

In connection with the option exchange, as described above, we obtained a contemporaneous valuation of our equity as of December 31, 2011 from an independent third-party valuation specialist, which was conducted in accordance with the guidelines outlined in the AIPCA Practice Aid, and which valuation was performed on a basis consistent with the third-party valuation performed in 2008. The valuation relied on a determination of enterprise value based on a discounted present value of our projected cash flows in future periods. After receiving such contemporaneous valuation, our board of directors approved the option exchange offer on March 9, 2012, including the exchange ratio and the exercise price for new awards (subject to such exercise price being determined by the board to be at least equal to the fair value of the underlying shares on the date of grant). We commenced the option exchange offer on March 26, 2012 and we completed the option exchange (and issued the new option awards) on May 2, 2012. All eligible optionholders participated in the option exchange, which resulted in our equity holders holding equity in the same ratio of nine shares of Class A common stock (or options to purchase such shares) for every one share of Class L common stock (or options to purchase such shares). After giving effect to the reclassification, options to purchase an aggregate of 1,108,674 shares of our Class A common stock at an exercise price of $6.09 per share that were awarded in 2012 in connection with the option exchange or other grants became exercisable for an aggregate of 562,652 shares of our common stock at an exercise price of $12.00 per common share. In addition, options to purchase an aggregate of 123,186 shares of our Class L common stock at an exercise price of $511.51 per share that were awarded in 2012 in connection with the option exchange or other grants became exercisable for an aggregate of 4,335,592 shares of our common stock at an exercise price of $14.54 per common share. In the aggregate, as of September 30, 2012 after giving effect to the reclassification, we had outstanding options to purchase 5,062,017 shares of our common stock at a weighted average exercise price of $13.84 per common share.

Since October 1, 2011, we have granted stock options to our employees as follows (in addition to the options granted in connection with this offering described in “Management—2012 Omnibus Plan”):

	Options to purchase shares of Class A common stock
	As Granted						After Giving Effect to the Reclassification
Grant Date	Number of Underlying Shares		Exercise Price		Fair Value of Class A Common Stock	Fair Value of Stock Option(6)	Number of Underlying Shares	Exercise Price	Fair Value of Common Stock	Fair Value of Stock Option(6)
October 1, 2011	21,000	(1)	$11.00	(2)	$10.89	$6.15	10,657	$21.67	$21.45	$12.11
October 11, 2011	20,650	(1)	$11.00	(2)	$10.89	$6.16	10,479	$21.67	$21.45	$12.13
April 4, 2012	81,684		$6.09	(3)	$6.09	$2.90	41,454	$12.00	$12.00	$5.71
May 2, 2012(5)	815,670		$6.09	(4)	$6.09	$2.90	413,952	$12.00	$12.00	$5.71
May 2, 2012	211,320		$6.09	(4)	$6.09	$3.70	107,244	$12.00	$12.00	$7.29

	Options to purchase shares of Class L common stock
	As Granted					After Giving Effect to the Reclassification
Grant Date	Number of Underlying Shares	Exercise Price		Fair Value of Class L Common Stock	Fair Value of Stock Option(6)	Number of Underlying Shares	Exercise Price(7)	Fair Value of Common Stock	Fair Value of Stock Option(6)
April 4, 2012	9,076	$511.51	(3)	$511.51	$243.96	319,434	$14.54	$14.53	$6.93
May 2, 2012(5)	90,630	$511.51	(4)	$511.51	$243.96	3,189,768	$14.54	$14.53	$6.93
May 2, 2012	23,480	$511.51	(4)	$511.51	$310.31	826,390	$14.54	$14.53	$8.82

(1)	Options to purchase shares of our Class A common stock granted in October 2011 were exchanged on May 2, 2012 as part of the option exchange transaction in the ratio and on the terms discussed above and under “Management—Equity Plan.”
(2)	Determined based on the fair value of our equity, as determined by our board of directors based on an updated internal valuation as of September 30, 2011.
(3)	Determined based on the fair value of our equity, as determined by the compensation committee of our board of directors, on April 4, 2012. The most recent contemporaneous valuation was as of December 31, 2011 and reflected our consideration of a third-party valuation as of December 31, 2011 that was delivered to us on March 6, 2012.
(4)	Determined based on the fair value of our equity, as determined by the compensation committee of our board of directors, on May 2, 2012. The most recent contemporaneous valuation was as of December 31, 2011 and reflected our consideration of a third-party valuation as of December 31, 2011 that was delivered to us on March 6, 2012.
(5)	Represents stock options granted pursuant to the option exchange transaction described above and under “Management—Equity Plan.”
(6)	Calculated using the Black-Scholes option pricing model using the following weighted average assumptions: for the October 2011 Class A option awards, the expected stock price volatility was 82%, the risk free interest rate was 0.63% and the expected life of the stock options was 3.6 years. For the stock option awards in 2012, which were awarded in the ratio of options to purchase nine shares of Class A common stock for each option to purchase one share of Class L common stock, the expected stock price volatility was 87%, the risk free interest rate was 0.37% and the expected life of the stock options was 2.6 years. For all stock option awards in all periods, our expected dividend yield was 0.0%.
(7)	Reflects the fair value of the common stock rounded up to the nearest whole cent.

In accordance with applicable accounting guidance for the modification of existing stock option awards, we used the Black-Scholes option pricing model to compute the fair value of the stock options immediately before and immediately after the modification. Based on this methodology, we determined that the fair value of stock options to purchase shares of Class A common stock was $3.21 per share before the modification and $2.90 per share after the modification, and the fair value of stock options to purchase shares of Class L common stock was $243.96 per share after the modification. On the basis of the foregoing, we determined an estimated total stock compensation charge, net of estimated forfeitures, of $19.0 million associated with the option exchange. We expensed $12.7 million in the quarter ended June 30, 2012 (and a total of $13.0 million through September 30, 2012) of this total compensation charge for the requisite service period already fulfilled. We will expense the remainder of this stock compensation charge as the service period and performance conditions are met. Approximately $5 million of the portion of the compensation expense yet to be recognized relates to the stock options that have a performance condition that will be met upon completion of this offering, at which time we will expense such amount.

Results of Operations

The following table sets forth statement of operations data as a percentage of revenue for the three years ended December 31, 2011, and for the nine months ended September 30, 2012 and 2011 (in thousands, except percentages).

	Years Ended December 31,						Nine Months Ended September 30,
	2009		2010		2011		2011		2012
Revenue	$852,323	100.0%	$878,159	100.0%	$973,701	100.0%	$724,816	100.0%	$797,512	100.0%
Cost of services(1)	672,793	79.0%	698,264	79.5%	766,500	78.7%	571,015	78.8%	614,847	77.1%

Gross profit	179,530	21.0%	179,895	20.5%	207,201	21.3%	153,801	21.2%	182,665	22.9%
Selling, general and administrative expenses(2)	82,798	9.7%	83,601	9.5%	92,938	9.5%	69,050	9.5%	94,847	11.9%
Amortization	29,960	3.5%	27,631	3.2%	27,427	2.9%	20,697	2.9%	20,298	2.5%

Income from operations	66,772	7.8%	68,663	7.8%	86,836	8.9%	64,054	8.8%	67,520	8.5%
Net interest expense and other	83,096	9.7%	88,971	10.1%	81,249	8.3%	62,246	8.6%	61,702	7.8%

Income (loss) before tax	(16,324)	(1.9)%	(20,308)	(2.3)%	5,587	0.6%	1,808	0.2%	5,818	0.7%
Income tax (expense) benefit	6,789	0.8%	10,314	1.2%	(825)	(0.1)%	(916)	(0.1)%	(1,536)	(0.2)%

Net income (loss)	(9,535)	(1.1)%	(9,994)	(1.1)%	4,762	0.5%	892	0.1%	4,282	0.5%

(1)	Cost of services consists of direct expenses associated with the operation of child care centers, and direct expenses to provide back-up dependent care services, including fees to back-up care providers, and educational advisory services. Direct expenses consist primarily of salaries, taxes and benefits for personnel, food costs, program supplies and materials, parent marketing and facilities costs, which include occupancy costs and depreciation.
(2)	Selling, general and administrative (“SGA”) expenses consist primarily of salaries, payroll taxes and benefits (including stock compensation costs) for corporate, regional and business development personnel. Other overhead costs include information technology, occupancy costs for corporate and regional personnel, professional services fees, including accounting and legal services, and other general corporate expenses.

Nine Months Ended September 30, 2012 Compared to the Nine Months Ended September 30, 2011

Revenue.    Revenue increased $72.7 million, or 10.0%, to $797.5 million for the nine months ended September 30, 2012 from $724.8 million for the same period in the prior year. Revenue growth is primarily attributable to contributions from new and ramping child care and early education centers, expanded sales of our back-up dependent care services and typical annual tuition increases of 3% to 4%. Revenue generated by full service center-based care services in the nine months ended September 30, 2012 increased by $59.0 million, or 9.4%, when compared to the same period in 2011. Revenue generated by back-up dependent care services in the nine months ended September 30, 2012 increased by $11.1 million, or 13.2%, when compared to the same period in 2011. Additionally, revenue generated by other educational advisory services in the nine months ended September 30, 2012 increased by $2.6 million, or 24.6%, when compared to the same period in 2011.

Our acquisition of the 27 Casterbridge centers in the United Kingdom on May 23, 2012 contributed approximately $15.9 million of revenue in the nine months ended September 30, 2012 from the date of the acquisition. The acquisition of a majority interest in 20 centers in the Netherlands on July 20, 2011 contributed approximately $18.6 million of revenue in the nine months ended September 30, 2012 compared to $4.9 million in the nine months ended September 30, 2011 from the date of acquisition. Enrollment of children through kindergarten age in our mature P&L model centers increased approximately 0.7% in the first nine months of 2012 over the first nine months of the prior year. Enrollment is not a direct driver of revenue from our cost-plus model centers because the revenue we earn in these centers does not typically vary with enrollment. At September 30, 2012, we operated 776 child care and early education centers compared to 747 centers at September 30, 2011.

Cost of Services.    Cost of services increased $43.8 million, or 7.7%, to $614.8 million for the nine months ended September 30, 2012 when compared to the same period in the prior year. Cost of services in the full service centers segment increased $38.3 million, or 7.5%, to $551.5 million in 2012. Personnel costs typically represent approximately 75% of total cost of services for this segment, and personnel costs increased 6.9% as a result of a 6.2% increase in overall enrollment and routine wage increases. In addition, program supplies, materials, food and facilities costs increased 6.9% in connection with the enrollment growth and the incremental occupancy costs associated with centers that have been added in 2011 and 2012. Cost of services in the back-up dependent care segment increased $4.7 million, or 9.2%, to $56.2 million in the first nine months of 2012, primarily for personnel costs and for increased care provider fees associated with the higher levels of back-up services provided. Cost of services in the other educational advisory services segment increased by $0.8 million, or 13.1%, to $7.1 million in the first nine months of 2012, as we realized economies of scale with existing personnel on the incremental sales of these services.

Gross Profit.    Gross profit increased $28.9 million, or 18.8%, to $182.7 million for the nine months ended September 30, 2012 when compared to the same period in the prior year, and as a percentage of revenue, increased to 22.9% in the nine months ended September 30, 2012 from 21.2% in the nine months ended September 30, 2011. The increase is primarily due to the new and ramping P&L centers, which achieve proportionately lower levels of operating costs in relation to revenue as they ramp up enrollment to steady state levels, increased enrollment in our mature P&L centers and expanded back-up services revenue with proportionately lower direct cost of services.

Selling, General and Administrative Expenses.    SGA increased $25.8 million, or 37.4%, to $94.8 million for the nine months ended September 30, 2012 compared to $69.0 million for the same period in the prior year, and as a percentage of revenue increased to 11.9% from 9.5% in the same period in the prior year. The increase in SGA was primarily due to an increase in stock compensation expense. Stock compensation expense increased $15.9 million, from $0.8 million in the nine months ended September 30, 2011 to $16.7 million in the nine months ended September 30, 2012. The increase primarily relates to the exchange of existing options to purchase shares of our Class A common stock for options to purchase a combination of shares of our Class A common stock and Class L common stock, which was completed on May 2, 2012. For additional information, see the description of the option exchange under “Management—Equity Plan” and note 12 to our consolidated financial statements appearing elsewhere in this prospectus. The increase was also due to the award of additional options to purchase shares of a combination of our Class A and Class L common stock in the second quarter of 2012. The modification of the previously existing awards resulted in total incremental stock compensation expense of $12.7 million, and the new option awards resulted in total incremental stock compensation expense of $2.5 million, for a combined total incremental charge of $15.2 million in the quarter ended June 30, 2012 related to the requisite service period already fulfilled. We estimate that stock compensation expense for outstanding awards will approximate $23.0 million for the full year in 2012, including approximately $4.0 million associated with satisfaction of the performance condition which would occur on completion of this offering, and will approximate $4.0 million in 2013, as the expense is recognized over the remaining service period of each separately vesting tranche. See note 12 to our consolidated financial statements included elsewhere in this prospectus.

Excluding the incremental stock compensation expense totaling $15.2 million in 2012, SGA increased by $10.6 million, or 15.3%, for the nine months ended September 30, 2012 compared to the same 2011 period. The additional increase in SGA is related to investments in technology and marketing, to incremental overhead associated with acquisitions, including $1.8 million for our Netherlands operations acquired in July 2011 and $1.5 million for the 27 Casterbridge centers acquired on May 23, 2012, and to routine increases in costs compared to the prior year, including annual wage increases.

Amortization.    Amortization expense on intangible assets totaled $20.3 million for the nine months ended September 30, 2012, compared to $20.7 million for the nine months ended September 30, 2011. The decrease relates to certain intangible assets becoming fully amortized, offset in part by additional amortization for acquisitions completed since September 30, 2011.

Income from Operations.    Income from operations increased by $3.5 million, or 5.4%, to $67.5 million for the nine months ended September 30, 2012 when compared to the same period in 2011. Income from operations was 8.5% of revenue for the nine months ended September 30, 2012, compared to 8.8% of revenue for the nine months ended September 30, 2011. Excluding the impact of the incremental stock compensation charge of $15.2 million in the second quarter of 2012 described above, income from operations would have been $82.7 million, or 10.4% of revenue, an increase of $18.7 million, or 29.2%, from $64.1 million in the nine months ended September 30, 2011.

In the full service center-based care segment, income from operations decreased $0.3 million for the nine months ended September 30, 2012, including a proportionate share of the incremental stock compensation expense of approximately $11.2 million that was included in SGA in the nine months ended September 30, 2012. Excluding this charge, the $10.9 million increase in 2012 reflects price increases and enrollment gains over the prior year as well as contributions from new centers that have been added since September 30, 2011. The back-up dependent care segment added $3.1 million in the nine months ended September 30, 2012. Excluding the proportionate share of the incremental stock compensation for this segment of $2.8 million, the back-up dependent care segment added $5.9 million in income from operations in the nine months ended September 30, 2012 due to the expanding revenue base and efficiencies of service delivery across a wider revenue base. Income from operations in the other educational advisory services segment increased $0.7 million for the nine months ended September 30, 2012 compared to the same 2011 period, and increased $1.8 million excluding this segment’s proportionate share of the incremental stock compensation. This increase reflects the higher sales volume in the 2012 period.

Interest Expense.    In connection with the completion of our going private transaction, we borrowed a total of $775.0 million in term loans, senior subordinated notes and senior notes, and we have access to an additional $75.0 million revolving line of credit. In connection with the completion of the Casterbridge acquisition of 27 centers, we borrowed an additional $85.0 million in May 2012. Interest expense for the nine months ended September 30, 2012 totaled $61.7 million compared to $63.1 million for the same period in 2011. The decrease in interest expense is primarily related to a reduction in the interest rate attributable to the term loans as a result of the expiration of the interest rate floors on our Base and Euro rates on May 28, 2011, offset by the additional borrowings in May 2012. For more information on our debt instruments and the applicable interest rates and other terms, see “—Debt” below.

Interest expense also includes amortization expense for deferred financing costs of $2.7 million and of $2.5 million in the nine months ended September 30, 2012 and 2011, respectively.

Income Tax Expense.    We had income tax expense of $1.5 million for the nine months ended September 30, 2012 on pre-tax income of $5.8 million, or a 26% effective rate, which includes the benefit of permanent items, a reduction to the statutory tax rate in the United Kingdom and an increase to the reserves for uncertain tax positions.

Net Income.    As a result of the foregoing factors, net income was $4.3 million for the nine months ended September 30, 2012 compared to $0.9 million for the nine months ended September 30, 2011.

Net Income Attributable to Bright Horizons.    As a result of the foregoing factors, and including the impact of the net income attributable to the non-controlling interest in our Netherlands subsidiary of $294,000 in 2012 ($92,000 in 2011), the net income attributable to our company was $4.0 million for the nine months ended September 30, 2012 compared to $0.8 million for the nine months ended September 30, 2011.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Revenue.    Revenue increased $95.5 million, or 10.9%, to $973.7 million for the year ended December 31, 2011 from $878.2 million in the prior year. Revenue growth is primarily attributable to contributions from new and ramping full service child care centers, expanded sales of our back-up dependent care services and typical annual tuition increases of 3% to 4%. Revenue generated by full service center-based care services in the year ended December 31, 2011 increased by approximately $75.2 million, or 9.8%, when compared to 2010. Revenue generated by back-up dependent care services in the year ended December 31, 2011 increased by approximately $15.5 million, or 15.7%, when compared to 2010. Additionally, revenue generated by other educational advisory services increased by $4.8 million, or 48.4%, when compared to 2010.

Our acquisition of 20 centers in the United States on March 14, 2011 contributed approximately $17.1 million of revenue in 2011 from the date of the acquisition. The acquisition of a majority interest in 20 centers in the Netherlands on July 20, 2011 contributed approximately $10.9 million of revenue from the date of the acquisition. Enrollment of children through kindergarten age in mature P&L centers increased approximately 0.8% in 2011 compared to 2010. At December 31, 2011, we operated 743 child care and early education centers compared to 705 centers at December 31, 2010.

Cost of Services.    Cost of services increased $68.2 million, or 9.8%, to $766.5 million for the year ended 2011 from $698.3 million in the prior year. Cost of services in the full service centers segment increased $58.3 million, or 9.3%, to $688.1 million in 2011. Personnel costs increased 7.9% as a result of a 7.5% increase in overall enrollment and routine wage increases. In addition, program supplies, materials, food and facilities costs increased 14.1% in connection with the enrollment growth and the incremental occupancy costs associated with centers that have been added in 2010 and 2011, including the 40 centers acquired in 2011. Cost of services in the back-up dependent care segment increased $6.1 million, or 9.6%, to $69.8 million in 2011, primarily for personnel costs and for increased care provider fees associated with the higher levels of back-up services provided. Cost of services in the other educational advisory services segment increased by $3.8 million, or 79.1%, to $8.6 million in 2011, primarily in personnel costs as we established operating capacity to support the incremental sales of these services.

Gross Profit.    Gross profit increased $27.3 million, or 15.2%, to $207.2 million for the year ended December 31, 2011 when compared to the prior year, and as a percentage of revenue increased to 21.3% in 2011 from 20.5% in 2010. The increase is primarily attributable to contributions from new and ramping P&L centers, which achieve proportionately lower levels of operating costs in relation to revenue as they increase enrollment to steady state levels, and to cost management in our mature P&L centers, where enrollment has stabilized in relation to the decreases in 2009 and 2010, but remains lower than historical levels. In addition to expanded sales of back-up dependent care services, we realized greater cost efficiency in managing our direct cost of services relating to back-up dependent care in 2011.

Selling, General and Administrative Expenses.    SGA increased $9.3 million, or 11.2%, to $92.9 million for the year ended December 31, 2011 when compared to the prior year, and as a percentage of revenue remained consistent at 9.5%. The increase in SGA during the year is related to routine increases in costs compared to the prior year, including annual wage increases, to investments in technology and marketing, and $1.6 million of overhead associated with our Netherlands operations from July 20, 2011. We also incurred $1.0 million in 2011 in connection with the completion of our acquisition in the Netherlands, including the costs incurred to amend certain terms of our debt agreements in order to provide greater flexibility for foreign investments and allow for the acquisition. Partially offsetting the increase in SGA was a decrease in stock compensation expense in 2011 compared to 2010 related to employee stock option grants, the majority of which were initially awarded in 2008. We recorded stock compensation expense of $1.2 million and $2.4 million, respectively, in each of 2011 and 2010.

Amortization.    Amortization expense on intangible assets totaled $27.4 million for the year ended December 31, 2011, compared to $27.6 million for the year ended December 31, 2010. The slight decrease relates to certain intangible assets becoming fully amortized during the year, offset by increases related to the amortization of new intangible assets from acquisitions completed in 2011.

Income from Operations.    Income from operations increased $18.2 million, or 26.5%, to $86.8 million for the year ended December 31, 2011 when compared to 2010. Income from operations was 8.9% of revenue for the year ended December 31, 2011 compared to 7.8% in 2010. In the full service center-based care segment, income from operations increased $12.2 million in 2011, or 26.0%. This increase reflects price increases and enrollment gains in our ramping centers as well as contributions from new centers that were added in 2011. The back-up dependent care segment added $7.5 million in 2011, or 35.6%, due to the expanding sales levels and efficiencies of service delivery across a wider revenue base. The other educational advisory services segment declined by $1.5 million in 2011 compared to 2010 due to investments made in operating, sales and administrative personnel to support strategic growth initiatives that have not yet been fully realized.

Interest Expense.    Interest expense for the year ended December 31, 2011 totaled $82.9 million, compared to $89.0 million in 2010. The decrease in interest expense is primarily related to a reduction, effective May 29, 2011, in the interest rate attributable to the term loans as a result of the expiration of the interest rate floors on our Base and Euro rates on May 28, 2011. The interest rate on our term loans of 4.3% at December 31, 2011 decreased from the rate of 7.5% at December 31, 2010. Additionally, adjustments made to reflect the fair value of our interest rate cap also contributed to the decrease in interest expense. The fair value adjustments were an increase to interest expense of $0.6 million in the year ended December 31, 2011, compared to an increase to interest expense of $2.3 million in the year ended December 31, 2010.

Interest expense also includes amortization expense for deferred financing costs of $3.4 million and of $3.3 million in the years ended December 31, 2011 and 2012, respectively.

Income Tax Expense.    We had income tax expense of $0.8 million for the year ended December 31, 2011 on pre-tax income of $5.6 million, or a 15% effective rate, which includes the benefit of permanent items, the net change to the reserves for uncertain tax positions, a decrease in the state tax rate applied to the net deferred tax liability and a decrease to a valuation allowance at a foreign subsidiary.

Net Income (Loss).    As a result of the foregoing factors, including revenue and margin growth as well as a reduction in our borrowing costs, net income was $4.8 million for the year ended December 31, 2011 compared to net loss of $10.0 million for the year ended December 31, 2010.

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Revenue.    Revenue increased $25.8 million, or 3.0%, to $878.2 million for the year ended December 31, 2010 from $852.3 million for the prior year. Revenue growth is primarily attributable to expanded sales of our back-up dependent care services, contributions from new and ramping child care centers and typical annual tuition increases of 3% to 4%. Revenue generated by full service center-based care services in the year ended December 31, 2010 increased by approximately $14.4 million, or 1.9%, when compared to 2009. Revenue generated by back-up dependent care services in 2010 increased by approximately $9.4 million, or 10.5%, when compared to 2009. Additionally, revenue generated by other educational advisory services increased by $2.0 million, or 25.2%, when compared to 2009.

A full year of the 32 centers acquired in the United Kingdom in April 2009 and of the two centers acquired in the United States in August 2009 added a total of approximately $10.7 million of revenue in 2010 when compared to 2009. Decreases in enrollment of children through kindergarten age in our mature P&L centers partially offset the revenue gains, as enrollment levels were approximately 6.4% lower in 2010 than 2009 levels. We believe this decrease was primarily due to sustained uncertainty in U.S. and global economic conditions and persistently high unemployment domestically which caused parents to reduce spending on tuition for child care services.

Cost of Services.    Cost of services increased $25.5 million, or 3.8%, to $698.3 million for the year ended 2010 from $672.8 million in the prior year. Cost of services in the full service centers segment increased $19.2 million, or 3.2%, to $629.8 million in 2010. The increase is primarily due to higher personnel costs, which increased along with the related revenue growth, and in facilities costs associated with lease/consortium centers that have been added in 2009 and 2010, including the 32 centers acquired in the United Kingdom in April 2009. Cost of services in the back-up dependent care segment increased $5.6 million, or 9.7%, to $63.7 million in 2010, primarily for increased care provider fees associated with the higher levels of back-up services provided. Cost of services in the other educational advisory services segment increased by $0.7 million, or 15.7%, to $4.8 million in 2010.

Gross Profit.    In 2010, gross profit remained consistent at $179.9 million and as a percentage of revenue declined from 21.0% to 20.5% when compared to the prior year. This is primarily attributable to contributions from our new and ramping P&L centers and from expanded sales of back-up dependent care and other educational advisory services, partially offset by lower contributions from our mature class of P&L centers and by an increase in depreciation associated with lease/consortium centers that have been added in 2009 and 2010.

Selling, General and Administrative Expenses.    SGA increased $0.8 million, or 1.0%, to $83.6 million for the year ended December 31, 2010, and as a percentage of revenue decreased to 9.5% from 9.7% in 2009. The increase is primarily attributable to regular increases in costs compared to the prior year, including annual wage increases, and investments in technology and marketing, offset by lower transaction costs associated with completed acquisitions, which totaled $0.1 million in 2010 and $0.6 million in 2009, and the elimination of redundant costs associated with the acquisition in the United Kingdom we completed in the April 2009. Also contributing to SGA was stock compensation expense related to employee stock options grants of $2.4 million and $2.3 million, respectively, in 2010 and 2009.

Income from Operations.    Income from operations increased by $1.9 million, or 2.8%, to $68.7 million for the year ended December 31, 2010 when compared to 2009. Income from operations was 7.8% of revenue for each of the years ended December 31, 2010 and 2009. In the full service center-based care segment, income from operations decreased $3.2 million, or 6.5%, in 2010. This decrease reflects the reduction in enrollment levels over the prior year, partially offset by price increases and contributions from new and ramping centers. In the back-up dependent care segment, income from operations increased $4.3 million, or 25.8%, due to the expanding sales levels and efficiencies of service delivery across a wider revenue base. Income from operations in our other educational advisory services segment increased by $0.8 million, reflecting the higher sales volume in 2010.

Amortization.    Amortization expense on intangible assets totaled $27.6 million in 2010 compared to $30.0 million in 2009. The decrease relates to certain intangible assets becoming fully amortized.

Interest Expense.    Interest expense for 2010 totaled $89.0 million, compared to $83.1 million in 2009. The increase in interest expense is primarily related to adjustments made to reflect the fair value of our interest rate cap, entered into in March 2009. The fair value of the cap as of December 31, 2010 was $0.7 million, compared to $3.0 million as of December 31, 2009, resulting in a decrease in the asset and an increase in interest expense by $2.3 million in 2010. The fair value adjustments for the interest rate cap made in 2009 were an increase to the asset and a decrease to interest expense of $2.0 million.

Interest expense also includes amortization expense for deferred financing costs of $3.3 million for each of the years ended December 31, 2010 and 2009.

Income Tax Benefit.    We had an income tax benefit of $10.3 million for 2010 on a pre-tax loss of $20.3 million, primarily due to the benefit of certain federal tax credits and of other permanent items, the effect of which is partially offset by certain operating losses for which recovery in future periods is not yet determinable.

Net Loss.    As a result of the foregoing factors, net loss increased $0.5 million, or 4.8%, to $10.0 million for the year ended December 31, 2010 when compared to 2009.

Liquidity and Capital Resources

Our primary cash requirements are for the ongoing operations of our existing child care centers, back-up dependent care and other educational advisory services, the addition of new centers through development or acquisition and debt financing obligations. Our primary sources of liquidity have been cash flow from operations and borrowings available under our $75.0 million revolving credit facility. No amounts were outstanding at September 30, 2012 or December 31, 2011 under the revolving credit facility. At September 30, 2011, borrowings outstanding were $18.0 million, and at December 31, 2010 and 2009, borrowings outstanding were $18.5 million and $38.8 million, respectively. For the years ended December 31, 2009, 2010 and 2011, average outstanding balances under the revolving credit facility were $17.1 million, $8.0 million and $4.5 million, respectively. Average outstanding balances under the revolving credit facility were $4.6 million and zero, respectively, in the nine months ended September 30, 2011 and 2012.

We had a working capital deficit of $77.0 million and $73.3 million at September 30, 2011 and 2012, respectively. We had a working capital deficit of $73.3 million, $54.7 million and $69.5 million at December 31, 2009, 2010 and 2011, respectively. Our working capital deficit has arisen primarily from using cash generated from operations to make long-term investments in fixed assets and acquisitions. We anticipate that we will continue to generate positive cash flows from operating activities and that the cash generated will be used principally to fund ongoing operations of our new and existing full service child care centers and expanded operations in the back-up dependent care and educational advisory segments, as well as to make scheduled principal and interest payments. The most significant obligation in the next twelve months is the accumulated payment-in-kind (“PIK”) interest on our 13.0% senior notes due in May 2013, the balance of which is $81.6 million at September 30, 2012 and is projected to approximate $98.0 million in May 2013. However, we intend to use the net proceeds from this offering to redeem the outstanding 13.0% senior notes including accumulated PIK interest that is added to principal. See “Use of Proceeds.”

We believe that funds provided by operations, our existing cash and cash equivalent balances and borrowings available under our $75.0 million revolving line of credit will be adequate to meet planned operating and capital expenditures for at least the next 12 months under current operating conditions, as well as the scheduled payment of the PIK interest on our senior notes in May 2013, regardless of whether we complete this offering. However, if we were to undertake any significant acquisitions or investments in the purchase of facilities for new or existing child care and early education centers, it may be necessary for to obtain additional debt or equity financing. We may not be able to obtain such financing on reasonable terms, or at all.

Cash Flows

	Years Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(In thousands)
Net cash provided by operating activities	$63,872	$70,119	$133,570	$87,141	$92,649

Net cash used in investing activities	$(61,373)	$(45,904)	$(94,992)	$(81,104)	$(155,831)

Net cash provided by (used in) financing activities	$1,420	$(23,497)	$(23,281)	$(5,374)	$77,417

Cash and cash equivalents (end of period)	$14,360	$15,438	$30,448	$15,818	$45,057

Cash Provided by Operating Activities

Cash provided by operating activities was $92.6 million for the nine months ended September 30, 2012, compared to $87.1 million for the same period in 2011. The increase in cash from operating activities is primarily related to increases in gross margin, which contributed to higher net income after adding back non-cash stock compensation expense of $16.7 million and the timing of interest payments in 2012 compared to the prior year, partially offset by reductions in current and deferred tax liabilities.

Cash provided by operating activities was $133.6 million for the year ended December 31, 2011 compared to $70.1 million in 2010. The increase in cash from operating activities is primarily related to increases in net income and deferred tax assets, plus changes in working capital, the most significant of which were decreases in income taxes receivable and prepaid income taxes attributable to $22.0 million of tax refunds collected in 2011 and an increase in accounts payable due to the timing of payments. Cash provided by operating activities was $70.1 million for the year ended December 31, 2010 compared to $63.9 million in 2009. This increase is primarily related to changes in working capital, the most significant of which was a decrease in prepaid income taxes related to the timing of income tax payments. In addition, non-cash adjustments for changes in the fair value of our interest rate cap represented an add-back to net income in 2010 compared to a reduction to net income in 2009 in the reconciliation to net cash provided by operating activities.

We expect to generate a similar level of cash from operations in 2012 as we generated in 2011, except for the non-recurring tax refund in 2011 and excluding any potential impact on cash and operating results that may arise out of this offering.

Cash Used in Investing Activities

Cash used in investing activities was $155.8 million for the nine months ended September 30, 2012 compared to $81.1 million for the same period in 2011. Fixed asset additions totaled $47.8 million for the nine months ended September 30, 2012, with $19.8 million related to new child care and early education centers and the remainder related to investments in existing child care and early education centers and overhead expenses. Fixed asset additions totaled $29.6 million for the nine months ended September 30, 2011, with $13.3 million related to new child care and early education centers. Cash paid for acquisitions in the nine months ended September 30, 2012 totaled $108.0 million related to the acquisition of 27 Casterbridge centers on May 23, 2012. Cash paid for acquisitions in the nine months ended September 30, 2011 totaled $55.3 million related to the acquisition of 20 child care and early education centers in the United States on March 14, 2011 and the acquisition of a majority interest in 20 centers in the Netherlands on July 20, 2011.

Cash used in investing activities was $95.0 million for the year ended December 31, 2011 compared to $45.9 million in 2010 and $61.4 million in 2009. Fixed asset additions totaled $42.5 million for the year ended December 31, 2011, with $17.6 million related to new child care and early education centers and the remainder related to investments in existing child care and early education centers and overhead expenses. Fixed asset additions totaled $39.5 million for the year ended December 31, 2010, with $20.5 million related to new child care and early education centers. Fixed asset additions totaled $43.6 million for 2009, with $31.2 million related to new child care and early education centers. Proceeds from the disposal of fixed assets in the year ended December 31, 2011 totaled $4.9 million, primarily from the sale of a property. Cash paid for acquisitions in the year ended December 31, 2011 totaled $57.3 million for the acquisition of 21 child care and early education centers in the United States, the acquisition of 63% of a child care company in the Netherlands and the acquisition of one child care and early education center in the United Kingdom. Cash paid for acquisitions in the year ended December 31, 2010 totaled $6.4 million for two child care and early education centers, one in the United States and one in the United Kingdom, and a tuition reimbursement program management company in the United States. Cash paid for acquisitions in 2009 totaled $17.8 million for two child care centers in the United States and 32 child care centers in the United Kingdom.

We estimate that we will spend approximately $60.0 million in 2012 on fixed asset additions related to new child care centers, maintenance and refurbishments in our existing centers and overhead investments in technology, equipment and furnishings. As part of our growth strategy, we expect to continue to make selective acquisitions, which may vary in size and which are less predictable in terms of the timing of the capital requirements. In 2012, we completed the Casterbridge acquisition in May and expect that any additional acquisitions in 2012 would not be significant.

Cash Provided by (Used in) Financing Activities

Cash provided by financing activities totaled $77.4 million for the nine months ended September 30, 2012 compared to cash used of $5.4 million for the same period in 2011. We amended certain terms of our senior credit agreement governing our senior credit facilities in May 2012 and borrowed $85.0 million in Series C new term loans in connection with the Casterbridge acquisition. We received net funds of $82.3 million after original issue discount of $0.4 million and financing fees of $2.3 million. Repayments of debt totaled $5.3 million for the nine months ended September 30, 2012 and $5.4 million for the same period in 2011, including net repayments on our revolving credit facility of $0.5 million. In the nine months ended September 30, 2012, we repurchased shares of our common stock for $5.1 million and received proceeds of $2.1 million from the exercise of company stock options. Additionally, we recorded a tax benefit from the exercise of company stock options of $3.4 million for the nine months ended September 30, 2012.

Cash used in financing activities totaled $23.3 million for the year ended December 31, 2011 compared to $23.5 million in 2010 and to cash provided by financing activities of $1.4 million in 2009. Repayments of long-term debt totaled $4.9 million for the year ended December 31, 2011, $3.7 million in 2010 and $3.7 million in 2009. We had net repayments on our revolving credit facility of $18.5 million for the year ended December 31, 2011 and of $20.3 million in 2010, compared to net additional borrowings of $6.4 million in 2009. We repurchased shares of our common stock for $0.1 million and $0.4 million in 2010 and 2009, respectively. In 2009, we also purchased an interest rate cap for $1.0 million.

In connection with the completion of this offering, we intend to enter into new $890 million senior secured credit facilities to refinance all of the existing indebtedness under the senior credit facilities and the senior subordinated notes. For a description of the anticipated terms of the new senior secured credit facilities, see “—Debt—Refinancing of Senior Credit Facilities and Notes.” There is no assurance that we will be able to consummate the new senior secured credit facilities on the terms described in this prospectus or at all.

Debt

Outstanding borrowings were as follows and bore the following rates of interest:

	Balance at December 31,		Balance at September 30,
	2010	2011	2012
	(In thousands)
Term loans(1)	$355,875	$350,946	$430,686
Revolving line of credit(2)	18,504	—	—
Senior subordinated notes(3)	300,000	300,000	300,000
Senior notes(4)	153,153	174,055	191,583

Total	827,532	825,001	922,269
Original issue discount	(13,599)	(10,656)	(8,767)

Total	$813,933	$814,345	$913,502

(1)	The interest rate on borrowings under our Tranche B term loan was 7.5%, 7.5% and 4.3% at December 31, 2009, 2010 and 2011, respectively, and was 4.3% on borrowings under our Tranche B term loan and 5.3% on borrowings under our Series C new term loan at September 30, 2012.
(2)	The interest rate on the revolving line of credit was 5.5% at December 31, 2010, and 5.5% at September 30, 2011.
(3)	The interest rate on the senior subordinated notes is 11.5%.
(4)	The interest rate on the senior notes is 13.0%. The balance includes PIK interest that has accrued on the $110.0 million aggregate initial principal amount of the senior notes since 2008.

Senior Credit Facilities

As of September 30, 2012, our senior credit facilities consisted of a $365.0 million Tranche B term loan facility, an $85.0 million Series C new term loan facility and a $75.0 million revolving credit facility. As of September 30, 2012, there was $346.1 million outstanding under our Tranche B term loan facility and we had the ability to borrow $74.9 million under our revolving credit facility, after giving effect to $0.1 million of undrawn letters of credit under this facility. In addition, as of September 30, 2012 all amounts under our Series C new term loan were fully drawn. The senior credit facilities are guaranteed by Bright Horizons Capital Corp., our wholly-owned direct subsidiary, and all of the direct and indirect wholly-owned domestic subsidiaries of Bright Horizons Family Solutions LLC, a wholly-owned direct subsidiary of Bright Horizons Capital Corp., and all obligations under the senior credit facilities, subject to certain exceptions, are secured by substantially all of the assets of Bright Horizons Capital Corp., Bright Horizons Family Solutions LLC and the subsidiary guarantors. Borrowings under the senior credit facilities bear interest payable at least quarterly. Principal amortization repayments are required to be made on the Tranche B term loan borrowings and the Series C new term loans equal to

1% per annum in equal quarterly installments. The Tranche B term loan balance is payable on May 28, 2015. The Series C new term loan balance is payable on May 23, 2017. The principal amount outstanding of the loans under the revolving credit facility becomes due and payable on May 28, 2014.

The senior credit facilities also require us to comply on a quarterly basis with certain financial covenants, including a maximum ratio of debt to Consolidated Adjusted EBITDA, as defined in the senior credit agreement (the “leverage ratio”), and a minimum ratio of Consolidated Adjusted EBITDA to interest expense (the “coverage ratio”), each of which becomes more restrictive over time. Beginning June 30, 2012, the terms of our senior credit facilities required that we maintain a leverage ratio of no more than 4.75 to 1.00 and a minimum interest coverage ratio of 2.00 to 1.00. As of September 30, 2012, our leverage ratio was 3.87 to 1.00 and our interest coverage ratio was 3.34 to 1.00, and we were in compliance with our financial covenants under the senior credit agreement. Our leverage and coverage ratios for Bright Horizons Family Solutions LLC include the outstanding principal amount under our senior credit facilities and senior subordinated notes and interest payments required under our senior credit facilities and senior subordinated notes but do not include outstanding principal under our senior notes and interest payments required under our senior notes. Consolidated Adjusted EBITDA is a negotiated measure used exclusively by us and by our creditors to determine our compliance with certain covenants contained in our senior credit facilities and, because of the additional adjustments included in the definition of Consolidated Adjusted EBITDA in our senior credit agreement governing our senior credit facilities, Consolidated Adjusted EBITDA is not comparable to adjusted EBITDA as described in this prospectus under note 3 to “Prospectus Summary—Summary Consolidated Financial and Other Data.”

Senior Notes and Senior Subordinated Notes

On May 28, 2008, Bright Horizons Capital Corp., our wholly-owned direct subsidiary, issued $110.0 million in unsecured senior notes, which we refer to as our senior notes, and Bright Horizons Family Solutions LLC, a wholly-owned direct subsidiary of Bright Horizons Capital Corp., issued $300.0 million in unsecured senior subordinated notes, which we refer to as our senior subordinated notes. Our senior notes and senior subordinated notes require interest payments at the annual rate of 13.0% and 11.5%, respectively, due quarterly in arrears. The senior notes contain a PIK feature whereby we may elect, subject to certain restrictions in the indenture and in our senior credit agreement, on each interest payment date on or before May 28, 2013, for interest to be added to principal. As of September 30, 2012, there was $81.6 million in accrued interest that has been added to principal under the senior notes.

We may redeem some or all of the senior notes at fixed redemption prices (plus accrued and unpaid interest thereon to the redemption date) of 106.500% of the principal amount outstanding through May 27, 2013, 104.333% of the principal amount outstanding from May 28, 2013 through May 27, 2014, 102.167% of the principal amount outstanding from May 28, 2014 through May 27, 2015 and at 100% of the principal amount outstanding thereafter. We may redeem some or all of the senior subordinated notes at fixed redemption prices (plus accrued and unpaid interest thereon to the redemption date) of 105.750% of the principal amount outstanding from May 28, 2013 through May 27, 2014, 103.833% of the principal amount outstanding from May 28, 2014 through May 27, 2015, 101.917% of the principal amount outstanding from May 28, 2015 through May 27, 2016 and at 100% of the principal amount outstanding thereafter. Prior to May 28, 2013, we may redeem our senior subordinated notes at a price equal to 100% of the principal amount thereof, plus a “make-whole” premium, plus accrued and unpaid interest. In the event of a change of control, as defined in the respective indentures governing the senior notes and the senior subordinated notes, or certain asset sales (unless we choose to reinvest the proceeds of such asset sales within a certain time), we will be obligated to repurchase the notes tendered at the option of the holders at a fixed price, plus accrued but unpaid interest.

The senior notes are not guaranteed by any of Bright Horizons Capital Corp.’s subsidiaries, and the senior subordinated notes are guaranteed by certain of Bright Horizons Family Solutions LLC’s wholly-owned domestic subsidiaries. We and our subsidiaries, affiliates or significant stockholders may from time to time seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for equity securities, in privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

In connection with this offering, we intend to complete a refinancing of our indebtedness under the senior credit facilities and notes with new senior secured credit facilities. For a description of the terms of the debt refinancing, see “—Refinancing of Senior Credit Facilities and Notes.” We intend to use the net proceeds from this offering together with available cash, as necessary, to repay all of the amounts outstanding under the senior notes and to use any remaining net proceeds for working capital and for general corporate purposes. There can be no assurance that we will be able to consummate the debt refinancing on the terms described in this prospectus or at all.

International Credit Facility

Our majority-owned subsidiary in the Netherlands, which we acquired in 2011, maintains a revolving credit facility with a Dutch bank consisting of a €1.0 million general facility to support working capital and letter of credit requirements and a €2.5  million current account facility to support the construction and fitting out of new child care centers. The current account facility is secured by a right of offset against all accounts we maintain at the lending bank and by an additional pledge of certain equipment. The current account facility is reduced by €0.25  million quarterly, beginning April 1, 2012 and ending at the termination of the facility on January 1, 2014. At September 30, 2012, there were no amounts outstanding under the facility.

Refinancing of Senior Credit Facilities and Notes

In connection with the completion of this offering, we expect to enter into new $890 million senior secured credit facilities to refinance all of the existing indebtedness under the senior credit facilities and the senior subordinated notes and to reflect modifications to certain provisions of the senior credit facilities. Based on commitments received from prospective lenders as of the date of this prospectus for the new senior secured credit facilities, and subject to customary closing conditions, we expect the terms of the new senior secured credit facilities to include the following:

•	$790 million term loan facility with a maturity date in 2020;

•	$100 million revolving credit facility with a maturity date in 2018;

•

applicable margin percentages for the term loan facility of 2.00% per annum for base rate loans and 3.00% per annum for LIBOR rate loans (margin percentages for base rate and LIBOR rate loans step down to 1.75% and 2.75%, respectively, upon achievement by the borrower and its restricted subsidiaries of a 3.50x first lien net leverage ratio), provided that the base rate may not be lower than 2.00% and LIBOR may not be lower than 1.00%; and

•	applicable margin percentages for the revolving credit facility of 1.75% per annum for base rate loans and 2.75% per annum for LIBOR rate loans.

We expect that the new senior secured credit facilities will contain a number of covenants that, among other things and subject to certain exceptions, may restrict the ability of Bright Horizons Family Solutions LLC, our indirect subsidiary, and its restricted subsidiaries to:

•	incur certain liens;

•	make investments, loans, advances and acquisitions;

•	incur additional indebtedness or guarantees;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated indebtedness;

•	engage in transactions with affiliates;

•	sell assets, including capital stock of our subsidiaries;

•	alter the business we conduct;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate or merge.

In addition, we expect that the credit agreement governing the new senior secured credit facilities will require Bright Horizons Capital Corp., our direct subsidiary, to be a passive holding company, subject to certain exceptions. We expect that the revolving credit facility will require Bright Horizons Family Solutions LLC and its restricted subsidiaries to comply with a maximum senior secured first lien net leverage ratio financial maintenance covenant, to be tested only if, on the last day of each fiscal quarter, revolving loans and/or swingline loans in excess of a specified percentage of the revolving commitments on such date are outstanding under the revolving credit facility. The breach of this covenant is expected to be subject to certain equity cure rights.

We expect that the credit agreement governing the new senior secured credit facilities will contain certain customary affirmative covenants and events of default.

Based on the foregoing estimated terms, and assuming that the $790 million term loan facility and $100 million revolving credit facility were fully drawn, a 100 basis point change in our interest rate would result in a $8.90 million change in annual interest expense under the new senior secured credit facilities (subject to our base rate and LIBOR floors, as applicable).

As of the date of this prospectus, we have received commitments from prospective lenders for the new senior secured credit facilities, subject to customary closing conditions. However, no assurance can be given that such new senior secured credit facilities will be consummated on the terms described above or at all. While we intend to consummate a debt refinancing in connection with this offering, if we are unable to enter into new senior secured credit facilities on the terms described above or at all, the indebtedness under the senior credit facilities and the senior subordinated notes will remain outstanding in accordance with the respective agreements governing such indebtedness.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011. Amounts in the table do not reflect the use of proceeds of this offering as described in “Use of Proceeds” or the contemplated debt refinancing as described under “—Debt—Refinancing of Senior Credit Facilities and Notes.”

	2012		2013	2014	2015	2016	Thereafter	Total
Long-term debt(2)	$4,814	(1)	$65,262	$3,650	$341,275	$—	$410,000	$825,001
Interest on long-term debt(2)(3)	73,728		69,162	63,935	54,786	48,800	75,916	386,327
Operating leases	56,682		54,395	50,721	46,742	41,819	168,451	418,810

Total(3)	$135,224		$188,819	$118,306	$442,803	$90,619	$654,367	$1,630,138

(1)	Amount does not reflect amendment to our senior credit agreement governing our senior credit facilities completed May 23, 2012, under which we borrowed an additional $85.0 million with principal amortizing at a rate of 1% per annum and a five-year term. See “—Debt—Senior Credit Facilities” above for more information about this amendment. Principal repayments on this Series C New Term Loan in the amount of $212,500 are payable quarterly with a final principal payment of $81.0 million due May 23, 2017. Interest is payable quarterly and, assuming that the rate of interest in effect as of May 23, 2012, 5.3%, remains in effect through the remaining term, we are obligated to pay approximately $4.5 million per year of interest on this additional Term Loan.
(2)	Amount due in 2013 includes the PIK interest added to principal on our senior notes of $64.1 million as of December 31, 2011. As of September 30, 2012, the PIK interest added to principal was $81.6 million.
(3)	Assumes that the rate of interest in effect as of December 31, 2011 on borrowings under our Tranche B term loan, 4.3%, remains in effect through the remaining term of the credit facility and that there are no borrowings under the revolving credit facility.

Totals for 2013 through 2016 do not include obligations under call and put option agreements between Bright Horizons B.V., our wholly-owned Dutch subsidiary, and the minority shareholders of Odemon B.V. (“Odemon”), our majority-owned indirect subsidiary. We entered into these agreements in connection with our acquisition of a majority interest in 20 centers in the Netherlands on July 20, 2011. Under these agreements, from January 1, 2013 until January 1, 2016, either of the minority shareholders have the right, under limited contractual circumstances associated with their ongoing employment at the company, to put their shares to Bright Horizons B.V. at a price per share based on 8.5x Odemon’s trailing twelve-month earnings before interest and taxes. Bright Horizons B.V. also has the right, under certain contractual circumstances, to call the shares of either shareholder on the same terms during the period from July 20, 2013 to January 1, 2016. Thereafter, from January 1, 2016 through January 1, 2020, Bright Horizons B.V. has the right to call the shares of either shareholder, and either shareholder has the right to put their shares to Bright Horizons B.V. Bright Horizons Family Solutions LLC has guaranteed the obligations of Bright Horizons B.V. under these agreements. For additional information on this redeemable non-controlling interest, see notes 2 and 10 to our consolidated financial statements appearing elsewhere in this prospectus.

Letters of Credit

There are 17 letters of credit outstanding used to guarantee certain rent payments for up to $0.7 million. No amounts have been drawn against these letters of credit.

Employment and Severance Agreements

We have severance agreements with nine executives and employees that provide from four to 18 months of compensation upon a qualifying termination of employment. We estimate that the maximum amount potentially payable under these agreements in the absence of a change of control event in 2012 is approximately $3.6 million. The severance agreements prohibit the above-mentioned employees from competing with us during the severance period or divulging confidential information after their termination of employment.

Inflation

Historically, inflation has not had a material effect on our results of operations. Severe increases in inflation, however, could affect the global and U.S. economies and could have an adverse impact on our business, financial condition and results of operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

Our financial instruments consist primarily of cash and cash equivalents, accounts receivables, accounts payable and short- and long-term debt. The fair value of our financial instruments, with the exception of long-term debt, approximates the carrying value due to their short-term nature.

The fair value of our long-term debt was based on quoted market prices, which were available only for the term loans under our senior credit facilities. When quoted market prices were not available, the fair value of long-term debt was based on quoted market prices of comparable instruments adjusted for differences between the quoted instruments and the instruments being valued, or was estimated using discounted cash flow analyses, based on current incremental borrowing rates for similar types of borrowing arrangements. We base our determination of fair value on quoted market prices for the Tranche B and Series C term loans and on current incremental borrowing rates for similar debt for the senior notes and senior subordinated notes. For additional information, see note 1 to our consolidated financial statements appearing elsewhere in this prospectus.

Our primary market risk exposures relate to foreign currency exchange rate risk and interest rate risk.

Foreign Currency Risk

Our exposure to fluctuations in foreign currency exchange rates is primarily the result of foreign subsidiaries domiciled in the United Kingdom, Ireland, the Netherlands, India and Canada. We have not used financial derivative instruments to hedge foreign currency exchange rate risks associated with our foreign subsidiaries.

The assets and liabilities of our U.K., Irish, Dutch, Indian and Canadian subsidiaries, whose functional currencies are the British pound, Euro, Indian rupee and Canadian dollar, respectively, are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effects for subsidiaries using a functional currency other than the U.S. dollar are included in accumulated other comprehensive loss as a separate component of stockholders’ equity. We estimate that had the exchange rate in each country unfavorably changed by 10% relative to the U.S. dollar, our consolidated earnings before taxes would have decreased by approximately $400,000 for 2011 and would have decreased by approximately $500,000 for the nine months ended September 30, 2012.

Interest Rate Risk

Interest rate exposure relates primarily to the effect of interest rate changes on borrowings outstanding under our revolving line of credit and term loans. No amounts were outstanding at December 31, 2011 under our revolving credit facility, and we had borrowings of $350.9 million outstanding at December 31, 2011 under our Tranche B term loan facility. Borrowings under the revolving credit facility and Tranche B term loan facility in 2011 were subject to a weighted average interest rate of 5.5% and 5.6%, respectively. Based on the outstanding borrowings under the senior credit facilities during 2011, we estimate that had the average interest rate on our borrowings increased by 100 basis points in 2011 and in the nine months ended September 30, 2012, our interest expense for the year would have increased by approximately $2.1 million in 2011 and would have increased by approximately $2.7 million in the nine months ended September 30, 2012. This estimate assumes the interest rate of each borrowing is raised by 100 basis points, the impact of which in 2011 would have been ameliorated by the LIBOR floor that was in effect from January 1, 2011 to May 28, 2011. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of our borrowings at that time as well as the final terms of the debt refinancing described elsewhere in this prospectus. See “—Debt—Refinancing of Senior Credit Facilities and Notes.”

Jumpstart Our Business Startups Act of 2012

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

BUSINESS

Our Company

We are a leading provider of high-quality child care and early education services as well as other services designed to help employers and families better address the challenges of work and life. We provide services primarily under multi-year contracts with employers who offer child care and other dependent care solutions as part of their employee benefits packages to improve employee engagement, productivity, recruitment and retention. As of September 30, 2012, we had more than 850 client relationships with employers across a diverse array of industries, including more than 130 Fortune 500 companies and more than 75 of Working Mother magazine’s 2012 “100 Best Companies for Working Mothers.”

The provision of center-based full service child care and early education represented approximately 87% of our revenue in the year ended December 31, 2011. The balance of our revenue was from a broader suite of employer-sponsored service offerings, including back-up dependent care and educational advisory services, which we developed more recently to enhance our work/life service offerings, broaden our market opportunities and expand the scope of our client relationships. In certain locations, our child care centers are marketed directly to families in surrounding communities and serve employees of nearby clients.

We believe we are a provider of choice for both employers and working families for each of the solutions we offer. As of September 30, 2012, we operated a total of 776 child care and early education centers across a wide range of customer industries with the capacity to serve approximately 87,700 children in the United States, as well as in the United Kingdom, the Netherlands, Ireland, Canada and India. We have achieved satisfaction ratings of greater than 95% among respondents in our employer and parent satisfaction surveys over each of the past five years and an annual client retention rate of 97% for employer-sponsored centers over each of the past ten years. We believe that the close integration between our offerings and our customer interests, our geographic reach, our innovative and customizable approach, our strong customer focus and our high-quality curriculum have all contributed to this success.

The strength of our reputation is reflected in our 25-year track record of providing high-quality services and our history of strong financial performance. From 2001 through 2011, we have achieved year-over-year revenue and adjusted EBITDA growth at a compound annual growth rate of 11% for revenue and 17% for adjusted EBITDA. We also achieved year-over-year net income growth at a compound annual growth rate of 23% from 2001 to 2007. In 2008 through 2010, we incurred net losses due primarily to the additional debt service obligations and amortization expense incurred in connection with our going private transaction. In 2011, our net income grew $14.8 million over the prior year to $4.8 million. Our strong revenue growth has been driven by additions to our center base through organic center growth and acquisitions, expansions of our service offerings to back-up dependent care and educational advisory services and consistent year-over-year tuition increases. We have also been able to increase our adjusted EBITDA margin in each year from 2001 through 2011. For the year ended December 31, 2011 and the nine months ended September 30, 2012, we generated revenue of $973.7 million and $797.5 million, net income of $4.8 million and $4.3 million, adjusted EBITDA of $148.5 million and $132.4 million, and adjusted net income of $23.4 million and $27.6 million, respectively. Additional information regarding adjusted EBITDA and adjusted net income, including a reconciliation of adjusted EBITDA and adjusted net income to net income, is included in “Prospectus Summary—Summary Consolidated Financial and Other Data.”

For the year ended December 31, 2011, no single client represented more than 3% of our revenue. Our clients include: Alston & Bird in the professional services and other sectors; British

Petroleum and Chevron in the energy sector; JFK Medical Center, Memorial Sloan-Kettering Cancer Center, Amgen, Bristol-Myers Squibb, Johnson & Johnson and Pfizer in the healthcare and pharmaceuticals sectors; The Home Depot, Staples, Starbucks, Newell Rubbermaid and Timberland in the consumer sector; Cisco Systems and EMC in the technology sector; Bank of America, Barclays, Citigroup, JPMorgan Chase and Royal Bank of Scotland in the financial services sector; and Boeing and Toyota Motor Manufacturing in the industrials and manufacturing sectors. We also provide our services to government and education sector institutions such as Duke University, the Federal Deposit Insurance Corporation, The Environmental Protection Agency, The Johns Hopkins University and The George Washington University.

We provide our center-based child care services under two general business models: a profit and loss (“P&L”) model, where we assume the financial risk of operating a child care center; and a cost-plus model, where we are paid a fee by an employer client for managing a child care center on a cost-plus basis. Our P&L model is further classified into two subcategories: (i) a sponsor model, where we provide child care and early education services on either an exclusive or priority enrollment basis for the employees of a specific employer sponsor; and (ii) a lease/consortium model, where we provide child care and early education services to the employees of multiple employers located within a specific real estate development (for example, an office building or office park), as well as to families in the surrounding community. In both our cost-plus and sponsor P&L models, the development of a new child care center, as well as ongoing maintenance and repair, is typically funded by an employer sponsor with whom we enter into a multi-year contractual relationship. In addition, employer sponsors typically provide subsidies for the ongoing provision of child care services for their employees. Our child care centers are largely located in targeted clusters where we believe demand is generally higher and where income demographics are attractive. We also provide back-up dependent care services through our own centers and through our Back-Up Care Advantage (“BUCA”) program, which offers access to a contracted network of in-home care agencies and approximately 2,500 center-based providers in locations where we do not otherwise have centers with available capacity.

Industry Overview

We compete in the global market for child care and early education services as well as the market for work/life services offered by employers as benefits to employees. Families in the United States spent approximately $43 billion on licensed group child care in 2007 according to a report published by the Pew Center on the States. The child care industry can generally be subdivided into center-based and home-based child care. We operate in the center-based market, which is highly fragmented, with over 90% of providers operating fewer than 10 centers, and the top 10 providers comprising less than 10% of the market, according to the Child Care Information Exchange’s 2012 Employee Child Care Trend Report.

Center-Based Child Care Services

The center-based child care market includes both retail and employer-sponsored centers and can be further divided into full-service centers and back-up centers. We have been a pioneer in the field of employer-sponsored child care, where we were one of the first providers to market a shared economic model directly to employers who offer child care as an employee benefit. While home-based businesses remain the majority of the overall child care market in the United States, the share of center-based child care providers has increased over time, reflecting what we believe is an increasing demand for high-quality, structured and professional child care and early education solutions. According to state licensing statistics, there are approximately 100,000 licensed child care centers in the United States, including retail and employer-sponsored centers.

The significant majority of our competitors market exclusively to families who are retail users of their centers. This employer-sponsored model, which has been central to our business since we were founded in 1986, is characterized by a single employer or consortium of employers entering into a long-term contract for the provision of child care at a center located at or near the sponsor’s worksite. The sponsor generally funds the development as well as ongoing maintenance and repair of a child care center at or near its worksite and subsidizes the provision of child care services to make them more affordable for its employees.

Back-Up Dependent Care and Educational Advisory Services

Additionally, we compete in the growing markets for back-up dependent care and educational advisory services. The market for additional services that are designed to help employers and families better integrate the challenges of work and life, including back-up dependent care and educational advisory services, is newer and continues to evolve. We believe we are the largest and one of the only multi-national providers of back-up dependent care services and that there are significant growth opportunities available to providers of these services, particularly when a provider can leverage existing client relationships and deliver services to a larger portion of a workforce across multiple locations.

The field of back-up dependent care is less well-developed than that of full-service care. According to the Families and Work Institute’s 2012 National Study of Employers, only 7% of companies with over 1,000 employees surveyed offer back-up or emergency child care, versus 18% of companies with over 1,000 employees which offer full service child care at or near the worksite. A national survey of working adults commissioned by Workplace Options in 2007 found 56% of employees or their spouses missed three to ten days of work in the preceding 12 months due to the lack of adequate back-up child or elder care options. A survey conducted by Public Policy Polling asked respondents how valuable back-up child care would be, and 93% of respondents said “clearly valuable” or “extremely valuable.”

We also offer educational advisory services for employers and their employees, including educational and college counseling through College Coach and the management of employer tuition reimbursement programs through EdAssist. We believe that we are the first provider to have developed these service models within the employer market and are the only participant in the market with this combination of employer-sponsored service offerings.

Industry Trends

We believe that the following key factors contribute to growth in the markets for employer-sponsored child care and for back-up dependent care and educational advisory services:

Increasing Participation by Women and Two Working Parent Families in the Workforce.    A significant percentage of mothers currently participate in the workforce. In 2007, for example, 64% of mothers with children under the age of six participated in the workforce in the United States, according to the Bureau of Labor Statistics. We expect that the number of working mothers and two working parent families will increase over time, resulting in an increase in the need for child care and other work/life services. By 2016, for example, women are expected to earn 60% of all bachelor degrees and 54% of all doctorate and professional degrees in the United States, according to a 2011 report by the Families and Work Institute.

Greater Demand for High-Quality Center-Based Child Care and Early Education.    We believe that recognition of the importance of early education and consistent quality child care has led to increased demand for higher-quality center-based care. In 1965, 8% of children under the age of five with working mothers were enrolled in center-based child care, compared to approximately 24% of such children by 2005, according to data gathered by the U.S. Census Bureau. With the shift towards center-based care, there is an increased focus on the establishment of objective, standards-based methods of defining and measuring the quality of child care, such as accreditation. In a highly fragmented market comprised largely of center operators lacking scale, we believe this trend will favor larger industry participants with the size and capital resources to achieve quality standards on a consistent basis.

Recognized Return on Investment to Employers.    Based on studies we have conducted through our Horizons Workforce Consulting practice, we believe that employer sponsors of center-based child care and back-up dependent care services realize strong returns on their investments from reduced turnover and increased productivity. For example, we estimate that users of our back-up dependent care services have been able to work, on average, 12 days annually that they otherwise would have missed due to breakdowns in child care arrangements. Additionally, according to a 2012 survey of our clients, 94% of respondents reported that access to dependable back-up dependent care helps them to focus on work and be more productive. We believe that this return on investment for employers will result in additional growth in employer-sponsored back-up dependent care services.

Growing Global Demand for Child Care and Early Education Services.    We expect that a long-term shift to service-based economies and an increasing emphasis on education by government and families will contribute to further growth in the global child care and early education market as well as the developing markets for back-up dependent care and educational advisory services. In addition, in certain countries in which we operate, public policy decisions have facilitated increased demand for child care and early education services. In 2006, the United Kingdom instituted a ten-year plan to make child care more accessible and more affordable for all parents. In the Netherlands, a 2005 child care law increased the demand for child care and early education services by making child care more affordable for working families and thereby encouraging women to return to the workforce.

Our History

For over 25 years, we have operated child care and early education centers for employers and working families. In 1998, we transformed our business through the merger of Bright Horizons, Inc. and CorporateFamily Solutions, Inc., both then Nasdaq-listed companies that were founded in 1986 and 1987, respectively. We were listed on Nasdaq from 1998 to May 2008, when we were acquired by investment funds affiliated with Bain Capital Partners, LLC, which we refer to as our going private transaction. Since then, we have continued to grow through challenging economic times while investing in our future. We have grown our international footprint to become a leader in the center-based child care market in the United Kingdom and have expanded into the Netherlands and India as a platform for further international expansion. In the United States, we have enhanced and grown our back-up dependent care services while adding EdAssist as a new educational advisory service for existing employer clients. We have also expanded our sales force with a specific focus on cross-selling opportunities to our employer clients. We have invested in new technologies to better support our full suite of services and expanded our marketing efforts with additional focus on maximizing occupancy levels in centers where we can improve our economics with increased enrollment.

Our Competitive Strengths

We believe we have the following competitive strengths:

Market Leading Service Provider

We believe we are the leader in the markets for employer-sponsored center-based child care and back-up dependent care, and that the breadth, depth and quality of our service offerings—developed over a successful 25-year history—represent significant competitive advantages.

We have approximately five times more employer-sponsored centers in the United States than our closest competitor, according to Child Care Information Exchange’s 2010 Employer Child Care Trend Report. We believe the broad geographic reach of our child care centers, with targeted clusters in areas where we believe demand is generally higher and where income demographics are attractive, provides us with an effective platform to market our services to current and new clients. We also believe our pioneering efforts to develop back-up dependent care solutions and educational advisory services for employers to offer as employee benefits have helped to strengthen our position as the provider of choice for employers and working families. We believe we are the only provider who is currently able to offer this broad spectrum of diversified service offerings to employer clients.

Collaborative, Long-term Relationships with Diverse Customer Base

We have more than 850 client relationships with employers across a diverse array of industries, including more than 130 of the Fortune 500 companies, with our largest client contributing less than 3% of our revenue in fiscal 2011 and our largest 10 clients representing less than 13% of our revenue in that year. Our business model places an emphasis on multi-year employer sponsorship contracts where our clients typically fund the development of new child care centers at or near to their worksites and frequently support the ongoing operations of these centers.

Our multiple touch points with both employers and employees give us unique insight into the corporate culture of our clients. This enables us to identify and provide innovative and tailored solutions to address our clients’ specific work/life needs. In addition to full service center-based care, we provide access to a multi-national back-up dependent care network and educational advisory support, allowing us to offer various combinations of services to best meet the needs of specific clients or specific locations for a single client. Our tailored, collaborative approach to employer-sponsored child care has resulted in an annual client retention rate for employer-sponsored centers of approximately 97% over each of the past ten years.

Commitment to Quality

Our business is anchored in the consistent provision of high-quality service offerings to employers and families. We have therefore designed our child care centers to meet or exceed applicable accreditation and rating standards in all of our key markets, including in the United States through the National Academy of Early Childhood Programs, a division of the National Association for the Education of Young Children (“NAEYC”), and in the United Kingdom through the ratings of the Office of Standards in Education. We believe that our voluntary commitment to achieving accreditation standards offers a competitive advantage in securing employer sponsorship opportunities and in attracting and retaining families, because an increasing number of potential and existing employer clients require adherence to accreditation criteria. All of our centers are operated at the quality standard to achieve NAEYC accreditation, which can take two to three years to complete, and we have achieved NAEYC accreditation for more than 70% of our eligible centers. In the United States, NAEYC accreditation is optional and has been achieved by fewer than 10% of child care centers.

“The World at Their Fingertips” is our developmentally appropriate, proprietary curriculum that is based on well-established international early childhood development research and theory including the work of Jean Piaget, Erik Erikson, Maria Montessori, Howard Gardner and Jim Greenman. Our teachers document learning and assess each child’s progress through our online documentation and assessment system. This forms the basis for ongoing parent and teacher collaboration and communication. We maintain our curriculum at the forefront of early education practices by introducing elements that respond to the changing expectations and views of society and new information and theories about the ways in which children learn and grow.

We also believe that strong adult-to-child ratios are a critical factor in delivering our curriculum effectively as well as helping to facilitate more focused care. Our programs, which are designed to meet NAEYC standards for accreditation, will often provide adult-to-child ratios that are more stringent than many state licensing standards.

Market Leading People Practices

Our ability to deliver consistently high-quality care, education and other services is directly related to our ability to attract, retain and motivate our highly skilled workforce. We believe that we have earned a reputation as an employer of choice, and we have consistently been named as a top employer by third-party sources in the United States, the United Kingdom and the Netherlands, including being named as one of the “100 Best Places to Work in America” by Fortune Magazine 13 times.

We believe the education and experience of our center leaders and teachers exceed the industry average. In addition to recurring in-center training and partial tuition reimbursement for continuing education, we have developed a training program that establishes standards for our teachers as well as an in-house online training academy (Bright Horizons University), which allows our employees to earn nationally-recognized child development credentials. Because we consider ongoing training essential to maintaining high-quality service, our facilities have specific budgets that provide for in-center training, attendance at selected outside conferences and seminars and partial tuition reimbursement for continuing education, in addition to the extensive training that our teachers receive in their first year with Bright Horizons.

Capital Efficient Operating Model Provides Platform for Growth, with Attractive Economics

We have achieved uninterrupted year-over-year revenue, adjusted EBITDA and adjusted EBITDA margin growth for each of the last ten years despite broader macro-economic fluctuations. We have accomplished this growth through a combination of key factors, including: annual tuition increases and escalators in management fees which are designed to keep pace with annual cost increases, the addition of both organic and acquired new centers and modest gains in enrollment within existing centers, the addition and growth of new services such as back-up dependent care and educational advisory services, managing our cost structure in line with enrollment within centers and modest leveraging of our overhead structure as we expand on our revenue base.

With employer sponsors funding the majority of the capital required for new centers developed on their behalf, we have been able to grow our business with limited capital investment, which has contributed to strong cash flows from operations.

We also proactively manage our portfolio of centers to identify and close P&L model centers that we view as underperforming, which enables us to sustain our operating margins and effectively reinvest our capital.

Proven Acquisition Track Record

We have an established acquisition team to pursue potential targets using a proven framework to effectively evaluate potential transactions with the goal of maximizing our return on investment while minimizing risk. Since 2006, we have completed acquisitions of 123 child care centers in the United States, the United Kingdom and the Netherlands, as well as a provider of back-up dependent care services in the United States, representing in aggregate approximately $160 million in annualized revenue. These acquisitions have enabled us to efficiently expand into targeted new markets and increase our presence within existing geographic clusters. Our experience has indicated that many of the smaller regional chains and individual operators seek liquidity and/or lack the professional management and financial resources that are often necessary for continued growth. Our acquisition strategy is also focused on enhancing and diversifying our platform of service offerings, as demonstrated through our 2006 acquisition of College Coach, through which we provide college preparation and admissions counseling.

Experienced Management Team

Our management team has an established track record of operational excellence and has an average tenure of 16 years at Bright Horizons. We have successfully operated Bright Horizons both as a publicly traded company and, since 2008, as a private company. Since then, our management team has navigated challenging macroeconomic conditions and continued to innovate, including rolling out a new technology platform across all of our centers, developing and launching new services including EdAssist, expanding our international presence and actively growing our business both organically and through acquisitions. This team has a proven track record of performance, having increased revenue from $345.9 million in 2001 to $973.7 million in 2011, and increased adjusted EBITDA from $29.8 million in 2001 to $148.5 million in 2011, representing 670 basis points of adjusted EBITDA margin expansion. During this same period, our net income grew from $11.5 million in 2001 to $39.1 million in 2007 and then declined to $(6.6 million) in 2008 and to $(10.0 million) in 2010. In 2011, our net income increased $14.8 million over the prior year to $4.8 million. Our net income since 2008 reflects the incremental contributions from growth in the business, offset by the additional debt service obligations and amortization expense incurred in connection with our May 2008 going private transaction.

Our Growth Strategy

We believe that there are significant opportunities to continue to grow our business globally and expand our leadership position by continuing to execute on the following strategies:

Grow Our Client Relationships

Secure Relationships with New Employer Clients.    Our addressable market includes approximately 15,000 employers, each with at least 1,000 employees, within the industries that we currently service in the United States and the United Kingdom. This presents us with a significant opportunity to engage new employer sponsors for the development of new centers, back-up dependent care services, College Coach and EdAssist. Our dedicated sales force focuses on establishing new client relationships and is supported by our Horizons Workforce Consulting practice, which helps potential clients to identify the precise work/life offerings that will best meet their strategic goals. We believe that our extensive service offerings, the breadth of our existing presence across the United States and our expanding European platform, as well as our track record of serving major employer sponsors for over 25 years, position us to take advantage of new client opportunities.

Expand Relationships with Existing Employer Clients Through Additional Centers and Cross-Selling.    As of September 30, 2012, we operated approximately 200 centers for 50 clients with multiple facilities, and we believe there is a significant opportunity to add additional employer-sponsored centers for both these and other existing clients. In addition, only approximately 15% of our current clients currently utilize more than one of our four principal service offerings. We believe that employers who have already placed trust in us through sponsorship of one of our services are more likely to add others, which should allow us to increase the number of our employer clients that contract with us to provide multiple services to their employees. In the near term, we expect that this cross-sales growth opportunity will be led by the continued expansion of our BUCA program. Revenues from this highly scalable program have grown at a compound annual growth rate of 20.0% since 2007 and BUCA users have reported a 99% satisfaction rate, resulting in improved business continuity, enhanced productivity and reduced absenteeism for our employer clients.

Continue to Expand Through the Assumption of Management of Existing Sponsored Child Care Centers.    We occasionally assume the management of existing centers from the incumbent management team, which enables us to develop new client relationships, typically with no capital investment and no purchase price payment. We also evaluate existing centers for expansion or relocation in markets in which our operations have been successful, in order to accommodate demand and enhance our market presence.

Sustain Annual Price Increases to Enable Continued Investments in Quality

We look for opportunities to invest in quality as a way to enhance our reputation with our clients and their employees. By developing a strong reputation for high-quality services and facilities, we are able to support consistent price increases that keep pace with our cost increases. Over our history, these price increases have contributed to our revenue growth and have enabled us to drive margin expansion.

Increase Utilization at Existing Centers

We believe that our mature P&L centers (which we define as centers that have been open for more than three years) are currently operating at utilization levels below our target run rate, in part due to a general deterioration in economic condition from 2008 to 2010. Utilization rates at our mature P&L centers stabilized in 2010 and have grown in 2011 and the first nine months of 2012. We expect to further close the gap between current utilization rates and our target run rate over the next few years.

Selectively Add New Lease/Consortium Centers

We have typically added between six and twelve new lease/consortium centers annually for the past five years, focusing on urban or city surrounding markets where demand is generally higher and where income demographics are generally more supportive of a new center. We also seek to identify locations that we believe have the potential to attract employer sponsorship in the future. We believe there are at least 100 locations across the United States, the United Kingdom and the Netherlands that would be suitable for a new lease/consortium center within the next five years. We expect to open new lease/consortium centers at an annual rate consistent with our current lease/consortium growth rate over at least the next five years.

Continue to Expand Through Selective Acquisitions

We have a long track record of successfully completing and integrating selective acquisitions, as we have sought to expand quickly within targeted geographies in our existing markets and efficiently enter into new markets. Since 2001, we have on average added between 40 and 60 centers per year, of which approximately 45% have been through acquisitions. Our acquisition strategy is focused on enhancing and diversifying our platform of service offerings, as demonstrated through our 2006 acquisition of College Coach. The domestic and international markets for child care and other family support services remain highly fragmented and, we believe, primed for consolidation. We will therefore continue to seek attractive opportunities both for center acquisitions and the acquisition of complementary service offerings.

Our Business Models

Our business is based primarily on multi-year contractual arrangements with employer clients for the provision of full-service center-based child care and early education, back-up dependent care and educational advisory services. These contractual arrangements provide us with significant visibility into our anticipated revenue stream. Employer sponsorship for new centers through capital and ongoing program investment has allowed us to develop a business model that produces customized, high-quality programs in a capital efficient manner. We believe that this, in turn, helps to enhance long-term relationships with our clients and supports our strong employer client retention rate. These key elements are present in each of the business models that we use to provide our suite of services, described below.

Full-Service Center-Based Care

We provide our full-service center-based child care and early education services under two general business models: (i) a P&L model, where we assume the financial risk of operating an employer-sponsored or lease/consortium facility; and (ii) a cost-plus model, where we are paid a fee for managing an employer-sponsored facility on a cost-plus basis. Under both models, we typically retain responsibility for all aspects of center operation, including the hiring and remuneration of employees, contracting with vendors, purchasing supplies and billing and collecting tuition. We work with clients to select the appropriate model and contractual arrangement for each center on a case-by-case basis based on the needs of the particular client and our own expectations regarding size, anticipated term and specific service offering, among other factors. However, we expect that the mix of business models for our centers will remain broadly consistent over time.

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Profit and Loss Model.    Child care and early education centers operating under the P&L model represented approximately 70% of our total centers as of September 30, 2012. We retain financial risk with respect to the profitability of these centers and are therefore subject to variability in financial performance if enrollment levels fluctuate. Typically, however, we expect to achieve a higher margin on our P&L model centers as compared to our cost-plus model centers to reflect the additional financial risk. Our P&L model is further classified into two subcategories: (i) a sponsor model, where we provide child care and early education services on either an exclusive or priority enrollment basis for employees of a specific employer sponsor; and (ii) a lease/consortium model, where we provide child care and early education services to the employees of multiple employers located within a specific real estate development (e.g., an office building or office park), as well as to families in surrounding communities.

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Sponsor Model.    Sponsor model centers typically are characterized by a relationship with a single employer that contracts with us to provide child care and early education for the children of employees at a facility located at or near the sponsor’s offices. The employer sponsor generally provides facilities or construction funding, funds the center’s pre-opening expenses and other start-up costs (such as capital equipment and supplies) and often provides funding for ongoing operating costs, including maintenance and repairs. In some cases, the sponsor may also provide tuition-related subsidies, which can take the form of a fixed financial subsidy paid directly to us, tuition assistance for its employees or minimum enrollment guarantees to us. Our operating contracts for sponsor model centers have initial terms that typically range from three to ten years.

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Lease/Consortium Model.    Lease/consortium model centers are typically located in areas where both our own experience and regional demographics indicate that demand for our services exists, but where we may not have not yet identified specific employer sponsorship opportunities such as office buildings, office parks and heavily trafficked commuter routes. While lease/consortium model centers are typically open to general enrollment, we may also receive a more limited form of sponsorship from local employers who purchase full-service child care or back-up dependent care benefits for their employees. We typically negotiate initial lease terms of 10 to 15 years, often with renewal options, for lease/consortium model centers.

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Cost-Plus Model.    Cost-plus model centers represented approximately 30% of our total center count as of September 30, 2012. As with sponsor model centers, an employer sponsor typically provides the facility (or funds construction costs), funds the pre-opening and start-up costs, and provides funding for ongoing facility maintenance and repair. Once the center has been established, we receive a management fee from the employer sponsor and an operating subsidy based upon an agreed budget to supplement tuition fees that we receive from parents.

The cost-plus model also provides the employer sponsor with a greater degree of control over operations, with enrollment typically restricted to children of its employees. Our cost-plus model center contracts have initial terms that generally range from three to five years.

Back-Up Dependent Care

Early in our history, we were a pioneer in center-based back-up dependent care in major urban markets. While we remain the leading provider of dedicated back-up dependent care centers, we created our BUCA program in 2006 to provide families with access to a national network of child care and adult/elder care options when their normal care arrangements are unavailable. BUCA is accessible only to families whose employers offer the back-up dependent care service as an employment benefit. The scope of care available includes back-up dependent care in our child care centers and a contracted network of over 2,500 high-quality child care centers (with whom we often have exclusive back-up dependent care arrangements) in locations where we do not otherwise have centers with available capacity. We also provide back-up dependent care for children and elders/adults in employees’ homes or other locations, which is provided by a contracted network of independent care providers who meet our contractual standards. Care can be arranged by employees 24 hours a day through our contact center or online, allowing employees to reserve care in advance or at the last minute. Our employer clients typically purchase back-up dependent care services for their employees through either: (i) sponsorship of an on-site dedicated back-up center (generally based on the cost-plus model); (ii) the purchase of specific center “memberships” or levels of uses in one or more of our lease/consortium centers located near the employer’s worksite; or (iii) the purchase of uses across the entire network of BUCA service options, allowing their employees to access care wherever they may live or work.

Educational Advisory Services

Through our educational advisory services, we provide employees of our employer clients with support at every stage of the educational spectrum, both for their children and for themselves as adult learners. Our services help consumers of educational benefits to better manage the complexities of using these services and also enable our employer clients to manage their tuition reimbursement budgets more efficiently. We deliver these services under two brands:

College Coach.    Since our acquisition of College Coach in 2006, we have offered services both to employees of our employer clients and directly to families on a retail basis. Our College Coach services include educational advice for middle school, high school and special needs students, college planning, college financial aid counseling, as well as college selection and college admissions counseling. We offer these services in a one-on-one format, as well as through worksite or online workshops. According to a survey we conducted in 2011, among employees with access to College Coach services, 70% reported significant work time savings, 88% reported reduced stress and 72% reported increased job satisfaction. Our contracts with employer clients for College Coach services typically have initial terms of one to three years. We also provide college preparation and admissions counseling on a retail basis at a dozen locations nationwide and online.

EdAssist.    In 2007, employers spent an estimated $17.0 billion on educational assistance benefits designed to help their employees achieve their educational goals or complete continuing education requirements mandated by professional associations or licenses. Developed in 2010, our EdAssist services allow our employer clients to more efficiently manage their tuition reimbursement programs through services such as tuition assistance administration, robust data analytics and individualized counseling to employees. We also provide employers and employees with access to a national network of higher education institutions with whom we have procured preferred relationship status, enabling us to offer financial and other benefits to them. Through EdAssist, our employer clients realized average savings of approximately 21.2% on their tuition assistance spending in the first nine months of 2012. Typically, our clients contract for our EdAssist services on a fee and incentive basis, with initial terms generally ranging from one to three years.

Our Operations

Our primary reporting and operating segments are full-service center-based child care services and back-up dependent care services. Full-service center-based child care includes traditional center-based child care, pre-school and elementary education. Back-up dependent care includes center-based back-up child care, in-home care, mildly ill child care and adult/elder care. Our remaining operations, including our educational advisory services, are included in our remaining segment.

The following table sets forth our segment information as of the dates and for the periods indicated.

	Full Service Center-Based Care Services	Back-up Dependent Care Services	Other Educational Advisory Services	Total
	(In thousands, except percentages)
Year ended December 31, 2011
Revenue	$844,595	$114,502	$14,604	$973,701
As a percentage of total revenue	87%	12%	1%	100%
Income from operations	$58,950	$28,669	$(783)	$86,836
As a percentage of total income from operations	68%	33%	(1)%	100%

Year ended December 31, 2010
Revenue	$769,235	$99,086	$9,838	$878,159
As a percentage of total revenue	88%	11%	1%	100%
Income from operations	$46,770	$21,141	$752	$68,663
As a percentage of total income from operations	68%	31%	1%	100%

Full-Service Child Care

Our full-service center operations are organized into geographic divisions led by a Division Vice President of Center Operations who, in turn, reports to a Senior Vice President of Center Operations. Each division is further divided into regions, each supervised by a Regional Manager who oversees the operational performance of approximately six to eight centers and is responsible for supervising the program quality, financial performance and client relationships. A typical center is managed by a small administrative team under the leadership of a Center Director. A Center Director has day-to-day operating responsibility for the center, including training, management of staff, licensing compliance, implementation of curricula, conducting child assessments and enrollment. Our corporate offices provide centralized administrative support for accounting, finance, information systems, legal, payroll, risk management, marketing and human resources functions. We follow this underlying operational structure for center operations in each country in which we operate.

Center hours of operation are designed to match the schedules of sponsors and working families. Most of our centers are open 10 to 12 hours a day with typical hours of operation from 7:00 a.m. to 6:00 p.m., Monday through Friday. We offer a variety of enrollment options, ranging from full-time to part-time scheduling.

Tuition paid by families varies depending on the age of the child, the available adult-to-child ratio, the geographic location and the extent to which an employer sponsor subsidizes tuition. Based on a sample of 250 of our child care and early education centers, the average tuition rate at our centers in the United States is $1,670 per month for infants (typically ages three to sixteen months), $1,470 per month for toddlers (typically ages sixteen months to three years) and $1,165 per month for preschoolers (typically ages three to five years). Tuition at most of our child care and early education centers is payable in advance and is due either monthly or weekly. In many cases, families can pay tuition through payroll deductions or through Automated Clearing House withdrawals.

Revenue per center typically averages between $1.3 million and $1.6 million at our centers in North America, and averages between $0.7 million and $1.0 million at our centers in Europe, primarily due to the larger average size of our centers in North America. Gross margin at our centers typically averages between 15% and 25%, with our cost-plus model centers typically at the lower end of that range and our lease/consortium centers at the higher end.

Cost of services consists of direct expenses associated with the operation of child care and early education centers and direct expenses to provide back-up dependent care services and educational advisory services. Direct expenses consist primarily of payroll and benefits for personnel, food costs, program supplies and materials, parent marketing and facilities costs, which include depreciation. Personnel costs are the largest component of a center’s operating costs and comprise approximately 75% of a center’s operating expenses. In a P&L model center, we are often responsible for additional costs that are typically paid or provided directly by a client in centers operating under the cost-plus model, such as facilities costs. As a result, personnel costs in centers operating under P&L models will often represent a smaller percentage of overall costs when compared to centers operating under cost-plus models.

Selling, general and administrative expenses (“SGA”) consist primarily of salaries, payroll taxes and benefits (including stock-based compensation costs) for non-center personnel, which includes corporate, regional and business development personnel, accounting and legal, information technology, occupancy costs for corporate and regional personnel, management/advisory fees and other general corporate expenses.

Back-Up Dependent Care

Our back-up dependent care division is led by a Senior Vice President of Operations with Divisional Vice Presidents leading back-up center operations and the BUCA program. The dedicated back-up centers that we operate are organized in a similar structure to full-service centers, with regional managers overseeing approximately six to eight centers each and with center-based administrative teams that mirror the administrative teams in full-service centers. The dedicated back-up centers are either exclusive to a single employer or are consortium centers that have multiple employer sponsors, as well as uses from the BUCA program. Care is arranged through a 24 hours-a-day contact center or online, allowing employees to reserve care in advance or at the last minute. We operate our own contact center in Broomfield, Colorado, which is overseen by the Division Vice President responsible for BUCA, and contract with an additional contact center located in Durham, North Carolina to complement our ability to handle demand fluctuations and to provide seamless service 24 hours a day.

Back-up dependent care revenue is comprised of fees or subsidies paid by employer sponsors, as well as co-payments collected from users at the point of service. Cost of services consist of fees paid to providers for care delivered as part of their contractual relationships with us, personnel and related direct service costs of the contact centers and any other expenses related to the coordination or delivery of care and service. For Bright Horizons back-up centers, cost of service also includes all direct expenses associated with the operation of the centers. SGA related to back-up dependent care is similar to SGA for full-service care, with additional expenses related to the intense information technology necessary to operate this service, the ongoing development and maintenance of the provider network and additional personnel needed as a result of more significant client management and reporting requirements.

Educational Advisory Services

Our educational advisory services consist of our College Coach services and our EdAssist services.

College Coach.    Our College Coach services are provided by College Coach’s educators, all of whom have experience working at senior levels in admissions or financial aid at colleges and universities. We work with employer clients who offer these services as a benefit to their employees, and we also provide these services directly to families on a retail basis. We have 12 College Coach offices in the United States, located primarily in metropolitan areas, where we believe the demand for these services is greatest. College Coach derives revenue mainly from employer clients who contract with us for an agreed upon number of workshops, access to our proprietary virtual learning center and individual counseling. The College Coach division is managed by a vice president and general manager who has responsibility for the growth and profitability of this division.

EdAssist.    Our EdAssist services are provided through a proprietary software system for processing and data analytics, as well as a team of compliance professionals who audit employee reimbursements. We also provide customer service through contact centers in Broomfield, Colorado and Durham, North Carolina. The EdAssist services derive revenue directly from fees paid by employer sponsors under contracts that are typically three years in length. The EdAssist division is managed by a vice president and general manager who has responsibility for the growth and profitability of this division.

Educational advisory services revenue is comprised of fees or subsidies paid by employer clients, as well as copayments or retail fees collected from users at the point of service. Cost of services consist of personnel and direct service costs of the contact centers, and other expenses related to the coordination and delivery of advisory and counseling services.

Geography

We operate in two primary regions: North America, which includes the United States, Canada and Puerto Rico, and Europe, which we define to include the United Kingdom, the Netherlands, Ireland and India. The following table sets forth certain financial data for these geographic regions for the periods indicated.

	North America	Europe	Total
	(In thousands, except percentages)
Year ended December 31, 2011
Revenue	$843,645	$130,056	$973,701
As a percentage of total revenue	87%	13%	100%
Long-lived assets, net	$634,672	$55,602	$690,274
As a percentage of total fixed assets, net	92%	8%	100%

Year ended December 31, 2010
Revenue	$770,848	$107,311	$878,159
As a percentage of total revenue	88%	12%	100%
Long-lived assets, net	$648,720	$46,232	$694,952
As a percentage of total fixed assets, net	93%	7%	100%

Our international business primarily consists of child care centers throughout the United Kingdom and the Netherlands and is overseen by a senior vice president. As of December 31, 2011, we had 179 centers in Europe, which generated $130.0 million in revenue for the fiscal year ended December 31, 2011, representing 13% of our total revenue. From January 1, 2012 to September 30, 2012 we added 48 centers worldwide, including 27 in the United Kingdom as a result of the completion of the Casterbridge acquisition on May 23, 2012.

Marketing

We market our services to prospective employer sponsors, current clients and their employees, and to parents. Our sales force is organized on both a centralized and regional basis and is responsible for identifying potential employer sponsors, targeting real estate development opportunities, identifying potential acquisitions and managing the overall sales process. We reach out to employers via word of mouth, direct mail campaigns, digital outreach and advertising, conference networking, webinars and social media. In addition, as a result of our visibility among human resources professionals as a high-quality dependent care service provider, potential sponsors regularly contact us requesting proposals, and we often compete for employer-sponsorship opportunities through request for proposal processes. Our management team is involved at the national level with education, work/life and children’s advocacy, and we believe that their prominence and involvement in such issues also helps us attract new business. We communicate regularly with existing clients to increase awareness of the full suite of services that we provide for key life stages and to explore opportunities to enhance current partnerships.

We also have a direct-to-consumer, or parent, marketing department that supports parent enrollment efforts through the development of marketing programs, including the preparation of promotional materials. The parent marketing team is organized on both a centralized and regional basis and works with center directors and our contract center to build enrollment. New enrollment is generated by word of mouth, print advertising, direct mail campaigns, digital marketing, parent referral programs and business outreach. Individual centers may receive assistance from employer sponsors, who often provide access to channels of internal communication, such as e-mail, websites, intranets, mailing lists and internal publications. In addition, many sponsors promote the child care and early education center as an important employee benefit.

Competition

We believe that we are a leader in the markets for employer-sponsored center-based child care and back-up dependent care and maintain approximately five times more market share in the United States than our closest competitors who provide employer-sponsored centers. The market for child care and early education services is highly fragmented, and we compete for enrollment and for sponsorship of child care and early education centers with a variety of other businesses including large residential child care companies, regional child care providers, family day care (operated out of the caregiver’s home), nannies, for-profit and not-for-profit full- and part-time nursery schools, private schools and public elementary schools, and not-for-profit and government-funded providers of center-based child care. Our principal competitors for employer-sponsored centers include Knowledge Learning Corporation, Children’s Choice, New Horizons, Kids Unlimited, Childbase and Busy Bees in the United States and the United Kingdom. Competition for back-up dependent care and educational advising comes from some of these same competitors in addition to employee assistance programs, payment processors and smaller work/life companies. In addition, we compete for enrollment on a center-by-center basis with some of the providers named above, along with many local and national providers, such as Goddard Schools, Primrose Preschools, Asquith Court, Catalpa, SKON and Learning Care Group in the United States, the United Kingdom and the Netherlands.

We believe that the key factors in the competition for enrollment are quality of care, site convenience and cost. We believe that many center-based child care providers are able to offer care at lower prices than we do by utilizing less intensive adult-to-child ratios and offering their staff lower compensation and limited or less affordable benefits. While our tuition levels are generally higher than our competitors, we compete primarily based on the convenience of a work-site location and a higher level of program quality. In addition, many of our competitors may have access to greater financial resources (such as access to government funding or other subsidies), or may benefit from broader name recognition (such as established regional providers) or comply or are required to comply with fewer or less costly health, safety, and operational regulations than those with which we comply (such as the more limited health, safety and operational regulatory requirements typically applicable to family day care operations in caregivers’ homes).

We believe that our primary focus on employer clients and track record for achieving and maintaining high-quality standards distinguishes us from our competitors. We believe we are well-positioned to continue attracting new client sponsors due to our extensive service offerings, established reputation, position as a quality leader and track record of serving major employer sponsors for over 25 years.

Intellectual Property

We believe that our name and logo have significant value and are important to our operations. We own and use various registered and unregistered trademarks covering the names Bright Horizons and Bright Horizons Family Solutions, our logo and a number of other names, slogans and designs. We frequently license the use of our registered trademarks to our clients in connection with the use of our services, subject to customary restrictions. We actively protect our trademarks by registering the marks in a variety of countries and geographic areas, including North America, Asia and Southeast Asia, the Pacific Rim, Europe and Australia. These registrations are subject to varying terms and renewal options. However, not all of the trademarks or service marks have been registered in all of the countries in which we do business, and we are aware of persons using similar marks in certain countries in which we currently do not do business. Meanwhile, we monitor our trademarks and vigorously oppose the infringement of any of our marks. We do not hold any patents, and we hold copyright registrations for certain materials that are material to the operation of our business. We generally rely on common law protection for those copyrighted works which are not material to the operation of our business. We also license some intellectual property from third parties for use in our business. Such licenses are not individually or in the aggregate material to our business.

Regulatory Matters

We are subject to various federal, state and local laws affecting the operation of our business, including various licensing, health, fire and safety requirements and standards. In most jurisdictions in which we operate, our child care centers are required by law to meet a variety of operational requirements, including minimum qualifications and background checks for our teachers and other center personnel. State and local regulations may also impact the design and furnishing of our centers.

Internationally, we are subject to national and local laws and regulations that often are similar to those affecting us in the United States, including laws and regulations concerning various licensing, health, fire and safety requirements and standards. We believe that our centers comply in all material respects with all applicable laws and regulations in these countries.

Health and Safety

The safety and well-being of children and our employees is paramount for us. We employ a variety of security measures at our child care and early education centers, which typically include secure electronic access systems as well as sign-in and sign-out procedures for children, among other site-specific security measures. In addition, our trained teachers and open center designs help ensure the health and safety of children. Our child care and early education centers are designed to minimize the risk of injury to children by incorporating such features as child-sized amenities, rounded corners on furniture and fixtures, age-appropriate toys and equipment and cushioned fall zones surrounding play structures.

Each center is further guided by a policies and procedures manual and a center management guide that address protocols for safe and appropriate care of children and center administration. These guidelines establish center protocols in areas including the safe handling of medications, managing child illness or health emergencies and a variety of other critical aspects of care to ensure that centers meet or exceed all mandated licensing standards. The center management guide is reviewed and updated continuously by a team of internal experts, and center personnel are trained on center practices using this tool. Our proprietary We Care system supports proper supervision of children and documents the transitions of children to and from the care of teachers and parents or from one classroom to another during the day.

Environmental

Our operations, including the selection and development of the properties that we lease and any construction or improvements that we make at those locations, are subject to a variety of federal, state and local laws and regulations, including environmental, zoning and land use requirements. In addition, we have a practice of conducting extensive site evaluations on each freestanding or newly constructed or renovated property that we own or lease. Although we have no known material environmental liabilities, environmental laws may require owners or operators of contaminated property to remediate that property, regardless of fault.

Employees

As of September 30, 2012, we had approximately 22,000 employees (including part-time and substitute teachers), of whom approximately 1,000 were employed at our corporate, divisional and regional offices, and the remainder of whom were employed at our child care and early education centers. Child care and early education center employees include teachers and support personnel. The total number of employees includes approximately 4,000 employees working outside of the United States. We conduct annual surveys to assess employee satisfaction and can adjust programs, benefits offerings, trainings, communications and other support to meet employee needs and enhance retention. We have a long track record of being named a “Best Place to Work” in the United States and more recently in the United Kingdom, Ireland and the Netherlands based largely upon employee responses to surveys. We believe our relationships with our employees are good.

Facilities

Our child care and early education centers are primarily operated at work-site locations and vary in design and capacity in accordance with sponsor needs and state and local regulatory requirements. Our North American child care and early education centers typically have an average capacity of 126 children. Our locations in Europe and India have an average capacity of 69 children. As of September 30, 2012, our child care and early education centers had a total licensed capacity of approximately 87,700 children, with the smallest center having a capacity of 10 children and the largest having a capacity of approximately 500 children.

We believe that attractive, spacious and child-friendly facilities with warm, nurturing and welcoming atmospheres are an important element in fostering a high-quality learning environment for children. Our centers are designed to be open and bright and to maximize supervision visibility. We devote considerable resources to equipping our centers with child-sized amenities, indoor and outdoor play areas comprised of age-appropriate materials and design, family hospitality areas and computer centers. Commercial kitchens are typically only present in those centers where regulations require that hot meals be prepared on site.

Properties

We lease approximately 85,000 square feet of office space for our corporate headquarters in Watertown, Massachusetts under an operating lease that expires in 2020, with two ten-year renewal options. We also lease approximately 24,000 square feet for our contact center in Broomfield, Colorado, as well as space for regional administrative offices located in New York City; Brentwood, Tennessee; Corte Madera, California; Lisle, Illinois; Irving, Texas; Deerfield Beach, Florida; Rushden, London and Edinburgh in the United Kingdom; and Amsterdam, in the Netherlands. In addition, we also maintain small, regional offices for our College Coach division.

As of September 30, 2012, we operated 776 child care and early education centers in 42 U.S. states and the District of Columbia, Puerto Rico, the United Kingdom, Canada, Ireland, the Netherlands and India, of which 75 were owned, with the remaining centers being operated under leases or operating agreements. The leases typically have initial terms ranging from 10 to 15 years with various expiration dates, often with renewal options. Certain owned properties are subject to mortgages under the terms of our senior credit agreement governing our senior credit facilities.

The following table summarizes the locations of our child care and early education centers as of September 30, 2012:

Location	Number of Centers
Alabama	3
Alaska	1
Arizona	6
California	68
Colorado	18
Connecticut	19
Delaware	8
District of Columbia	20
Florida	29
Georgia	20
Illinois	40
Indiana	7
Iowa	7
Kentucky	5
Louisiana	2
Maine	2
Maryland	13
Massachusetts	55
Michigan	9
Minnesota	9
Missouri	7
Montana	1
Nebraska	4
Nevada	4
New Hampshire	3
New Jersey	56
New Mexico	1
New York	46
North Carolina	21
Ohio	10
Oklahoma	1
Oregon	1
Pennsylvania	19
Puerto Rico	1
Rhode Island	1
South Carolina	1
South Dakota	1
Tennessee	5
Texas	25
Utah	1
Virginia	14
Washington	23
Wisconsin	9
Wyoming	1
Canada	2
Ireland	8
United Kingdom	146
Netherlands	22
India	1

We believe that our properties are generally in good condition, are adequate for our operations, and meet or exceed the regulatory requirements for health, safety and child care licensing established by the governments where they are located.

Legal Proceedings

We are, from time to time, subject to claims and suits arising in the ordinary course of business. Such claims have in the past generally been covered by insurance. We believe the resolution of such legal matters will not have a material adverse effect on our financial condition, results of operations or cash flows, although we cannot predict the ultimate outcome of any such actions. Furthermore, there can be no assurance that our insurance will be adequate to cover all liabilities that may arise out of claims brought against us.

MANAGEMENT

Below is a list of the names, ages as of September 30, 2012, and positions, and a brief account of the business experience, of the individuals who serve as our executive officers and directors as of the date of this prospectus. Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. Upon completion of this offering, we expect that each of our directors identified below will serve in the Class indicated. Subject to any earlier resignation or removal in accordance with the terms of our certificate of incorporation and by-laws, our Class I directors will serve until the first annual meeting of shareholders following the completion of this offering; our Class II directors will serve until the second annual meeting of shareholders following the completion of this offering; and our Class III directors will serve until the third annual meeting of shareholders following the completion of this offering.

Name	Age	Position
David Lissy	46	Director, Chief Executive Officer (Class I Director)
Mary Ann Tocio	64	Director, President, and Chief Operating Officer (Class II Director)
Elizabeth Boland	53	Chief Financial Officer
Stephen Dreier	69	Chief Administrative Officer, Secretary
Danroy Henry, Sr.	45	Chief Human Resources Officer
Linda Mason	58	Director, Chairman (Class II Director)
Lawrence Alleva	62	Director (Class III Director)
Josh Bekenstein	54	Director (Class III Director)
Roger Brown	56	Director (Class III Director)
Jordan Hitch	46	Director (Class II Director)
David Humphrey	35	Director (Class I Director)
Marguerite Kondracke	66	Director (Class III Director)
Sara Lawrence-Lightfoot	68	Director (Class I Director)

We anticipate that one additional director who is not affiliated with us or any of our stockholders will be appointed to the board of directors within 90 days of the consummation of this offering, and an additional director who is not affiliated with us or any of our stockholders will be appointed to the board of directors within twelve months of the consummation of this offering, resulting in a board of directors that includes at least three independent directors.

David H. Lissy has served as a director of the Company since 2001 and as Chief Executive Officer of the Company since January 1, 2002. Mr. Lissy served as Chief Development Officer of the Company from 1998 until January 2002. He also served as Executive Vice President from June 2000 to January 2002. He joined Bright Horizons in August 1997 and served as Vice President of Development until the merger with CorporateFamily Solutions, Inc. in July 1998. Prior to joining Bright Horizons, Mr. Lissy served as Senior Vice President/General Manager at Aetna U.S. Healthcare, the employee benefits division of Aetna, Inc., in the New England region. His experience prior to joining the Company, his leadership at the Company and at many charitable, business services and educational organizations, including his current service on the boards of the March of Dimes, Altegra Health, Jumpstart and Ithaca College, provides him with the experience and management skills necessary to serve as a director of the Company.

Mary Ann Tocio has served as a director of the Company since November 2001 and as Chief Operating Officer of the Company since its inception in 1998. She was appointed President in June 2000. Ms. Tocio joined Bright Horizons in 1992 as Vice President and General Manager of Child Care Operations, and served as Chief Operating Officer from November 1993 until the merger with

CorporateFamily Solutions, Inc. in July 1998. Ms. Tocio has more than thirty years of experience managing multi-site service organizations, twenty years of which were with the Company. She was previously the Senior Vice President of Operations for Health Stop Medical Management, Inc., a national provider of ambulatory care and occupational health services. Ms. Tocio is currently also a member of the board of directors of Harvard Pilgrim Health Care, a health benefits and insurance organization, and Mac-Gray Corporation, a provider of laundry facilities management services, and Horizons for Homeless Children, a non-profit organization that provides support for homeless children and their families. Her public company board experience and expertise with managing growing organizations render her an invaluable resource as a director.

Elizabeth J. Boland has served as Chief Financial Officer of the Company since June 1999. Ms. Boland joined Bright Horizons in September 1997 and served as Chief Financial Officer and, subsequent to the merger between Bright Horizons and CorporateFamily Solutions, Inc. in July 1998, served as Senior Vice President of Finance for the Company until June 1999. From 1994 to 1997, Ms. Boland was Chief Financial Officer of The Visionaries, Inc., an independent television production company. From 1990 to 1994, Ms. Boland served as Vice President-Finance for Olsten Corporation, a publicly traded provider of home-health care and temporary staffing services. From 1981 to 1990, she worked on the audit staff at Price Waterhouse, LLP in Boston, completing her tenure as a senior audit manager.

Stephen I. Dreier has served as Chief Administrative Officer and Secretary of the Company since 1998. He joined Bright Horizons as Vice President and Chief Financial Officer in 1988 and became its Secretary in November 1988 and Treasurer in September 1994. Mr. Dreier served as Bright Horizons’ Chief Financial Officer and Treasurer until September 1997, at which time he was appointed to the position of Chief Administrative Officer. From 1976 to 1988, Mr. Dreier was Senior Vice President of Finance and Administration for the John S. Cheever/Paperama Company.

Danroy T. Henry, Sr. has served as the Chief Human Resource Officer since December 2007. Mr. Henry joined Bright Horizons in May 2004 as the Senior Vice President of Global Human Resources. From 2001 to 2004, Mr. Henry was the Executive Vice President for FleetBoston Financial where he had responsibility for the metropolitan Boston consumer banking market. Prior to 2001 Mr. Henry served roles in human resources management at Blinds To Go Superstores, Staples, Inc. and Pepsi Cola Company. Mr. Henry is the past board chair of the North East Human Resources Association and has served on the board of the Society of Human Resource management foundation. He is also currently the chair and co-founder of the DJ Dream Fund.

Linda A. Mason co-founded Bright Horizons in 1986, and served as director and its president from 1986 to 1998. She has served as a director and Chairman of the board of the Company since 1998. Prior to founding Bright Horizons, Ms. Mason was a co-director of the Save the Children relief and development effort in the Sudan and worked as a program officer with CARE in Thailand. In addition to her duties as executive chairman of our board of directors, since 1998 Ms. Mason has served as a part-time employee of the Company, with responsibilities that include participation in Company trainings, conferences and culture-building and representing the Company from time to time on industry matters and in public policy discussions. Ms. Mason is the wife of Roger H. Brown, who is also a director of the Company. From 1983 to 2007, Ms. Mason served as director of Whole Foods Market. Ms. Mason currently serves on the boards of Horizons for Homeless Children, the Advisory Board of the Yale University School of Management, Carnegie Endowment for International Peace, Mercy Corps and the Packard Foundation. Ms. Mason has extensive experience with the Company and her sense of mission and child advocacy work bring valuable perspective to the board.

Lawrence M. Alleva was appointed as a director of the Company in September 2012. Mr. Alleva is a Certified Public Accountant (inactive) and spent his professional career with

PricewaterhouseCoopers LLP (PwC), including 28 years as a partner, from 1971 until his retirement in 2010. At PwC he served clients ranging from Fortune 500 and multi-national companies to rapid-growth companies pursuing initial public offerings. Mr. Alleva also served in a senior national leadership role for PwC’s Ethics and Compliance Group to manage the design and implementation of best practice procedures, internal controls and monitoring activities, including in connection with PwC’s response to inspection reports issued by the Public Company Accounting Oversight Board (PCAOB). Mr. Alleva currently serves as a director and chair of the audit committees of GlobalLogic, Inc. and of Tesaro, Inc. He has served as a trustee of Ithaca College for over 20 years, including in the vice chair role for ten years. Mr. Alleva brings valuable experience to our board through his financial and Sarbanes-Oxley Act expertise, and his professional focus on areas such as corporate governance, control and financial reporting best practices.

Josh Bekenstein has been a managing director at Bain Capital Partners, LLC since 1986. Prior to joining Bain Capital in 1984, Mr. Bekenstein spent several years at Bain & Company, where he was involved with companies in a variety of industries. Mr. Bekenstein serves as a director of Michaels Stores, Inc., Bombardier Recreational Products Inc., Dollarama Capital Corporation, Toys “R” Us, Inc., Burlington Coat Factory Warehouse Corporation, The Gymboree Corporation and Waters Corporation. Mr. Bekenstein has been on the Board of the Company since its inception in 1986 and his many years of experience both as a senior executive of a large investment firm and as a director of companies in various business sectors, including ours, make him highly qualified to serve on our board.

Roger H. Brown has served as a director of the Company since 1998. He has served as President of Berklee College of Music since June 2004. Mr. Brown was Chief Executive Officer of the Company from June 1999 until December 2001, President of the Company from July 1998 until May 2000 and Executive Chairman of the Company from June 2000 until June 2004. Mr. Brown co-founded Bright Horizons and served as Chairman and Chief Executive Officer of Bright Horizons from its inception in 1986 until the merger with CorporateFamily Solutions in July 1998. Mr. Brown is the husband of Linda A. Mason, who is Chairman of the board of directors. Prior to 1986, he worked as a management consultant for Bain & Company, Inc. Mr. Brown is a co-founder of Horizons for Homeless Children, a non-profit that provides support for children and their families. He is chairman of the board for Boston After School and Beyond and serves on the board for Sonicbids, the leading website for connecting emerging bands and music promoters and the board of Wheaton College in Norton, Massachusetts. Mr. Brown’s management expertise, combined with his longstanding ties to and intimate knowledge of the Company will continue to serve the Company well throughout his tenure as director.

Jordan Hitch has been a managing director at Bain Capital Partners, LLC since 1997. Prior to joining Bain Capital in 1997, Mr. Hitch was a consultant at Bain & Company where he worked in the financial services, healthcare and utility industries. Mr. Hitch serves on the board of directors of Guitar Center Holdings, Inc., The Gymboree Corporation and Burlington Coat Factory Warehouse Corporation. As a result of these and other professional experiences, Mr. Hitch has served as a director since 2008 and brings to our board significant experience in and knowledge of corporate finance and strategy development, which strengthen the collective qualifications, skills and experience of our board of directors.

David Humphrey has been a managing director at Bain Capital Partners, LLC since December 2012 having joined the firm in 2001. From December 2008 to December 2012 Mr. Humphrey served as a Principal, and from 2006 to December 2008 Mr. Humphrey served as Vice President, at Bain Capital Partners, LLC. Mr. Humphrey serves on the board of directors of Bloomin’ Brands, Inc., Genpact Limited and Skillsoft plc. Prior to joining Bain Capital, Mr. Humphrey was an investment banker in the mergers and acquisitions group at Lehman Brothers from 1999 to 2001. Mr. Humphrey received an M.B.A. from Harvard Business School and a B.A. from Harvard University. Mr. Humphrey, who has served as a director since 2008, has substantial knowledge of the capital markets from his experience as an investment banker and is valuable to the board of directors’ discussions of capital and liquidity needs.

Marguerite Kondracke served as founder and CEO of Corporate Family Solutions from 1987 to 1998. She served as CEO of the Company for one year and then as Co-Chair of the board of directors of the Company from 1999 until 2001 and served as a director until 2003. She began serving as a director of the Company in 1998, and from 2003 to 2004 she served as Staff Director for the U.S. Senate Subcommittee on Children and Families. Ms. Kondracke returned to the Company’s board in 2004, and from 2004 until May 2012, also served as President and CEO of America’s Promise Alliance, a nonprofit organization founded by Colin Powell that advocates for the strength and well-being of America’s children and youth. Ms. Kondracke serves on the boards of Saks, Inc., LifePoint Hospitals, Rosetta Stone and Teachscape. Ms. Kondracke brings knowledge of developmental child care and education as well as extensive leadership experience to the board.

Dr. Sara Lawrence-Lightfoot has served as a director of the Company since 1998. She is the Emily Hargrowes Fisher Professor of Education at Harvard University and has been on the faculty since 1972. Dr. Lawrence-Lightfoot served as a director of the John D. and Catherine T. MacArthur Foundation from 1991 to 2007 and as Chairman from 2001 to 2007. She served as Chair of the Academic Affairs Committee of the Board of Trustees of Berklee College of Music from September 2007 until March 2012 and has been a trustee since 2004. Dr. Lawrence-Lightfoot’s expertise in child development, teacher training, classroom structures and processes, curriculum development, parent/teacher relationships, educational policies and organizational matters will continue to provide an invaluable resource to the board.

Code of Business Conduct and Ethics

We have adopted a Code of Conduct and Business Ethics applicable to our employees, officers (including our chief executive officer, chief financial officer and chief accounting officer) and members of our board of directors. The Code of Conduct and Business Ethics is accessible on our website at www.brighthorizons.com. If we make any substantive amendments to the Code of Conduct and Business Ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Conduct and Business Ethics to our officers, including the chief executive officer, chief financial officer or chief accounting officer, we will disclose the nature of such amendment or waiver on that website or in a report on Form 8-K.

Board Structure and Committee Composition

Upon the completion of this offering, we will continue to have an audit committee and a compensation committee with the composition and responsibilities described below. Each committee will operate under a charter that will be approved by our board of directors. The composition of each committee will be effective upon the closing of this offering. The members of each committee are appointed by the board of directors and serve until their successor is elected and qualified, unless they are earlier removed or resign. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Because we intend to avail ourselves of exceptions applicable to “controlled companies” under the New York Stock Exchange listing rules, we will not have a majority of independent directors, we will not have a nominating committee, and our compensation committee will not be composed entirely of independent directors as defined under such rules. The responsibilities that would otherwise be undertaken by a nominating committee will be undertaken by the full board of directors, or at its discretion, by a special committee established under the direction of the full board of directors. The controlled company exception does not modify the independence requirements for the audit committee and we intend to comply with the audit committee requirements of the Sarbanes-Oxley Act and the rules of our exchange. These rules require that our audit committee be composed of at least three members, a majority of whom will be independent within 90 days of the date of this prospectus, and all of whom will be independent within one year of the date of this prospectus.

Audit Committee

The purpose of the audit committee will be set forth in the audit committee charter. The audit committee’s primary duties and responsibilities will be to:

•

Appoint or replace, compensate and oversee the outside auditors for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us. The outside auditors will report directly to the audit committee.

•

Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for us by our outside auditors, subject to de minimis exceptions which are approved by the audit committee prior to the completion of the audit.

•

Review and discuss with management and the outside auditors the annual audited and quarterly unaudited financial statements, our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the selection, application and disclosure of critical accounting policies and practices used in such financial statements.

•	Review and approve all related party transactions.

•

Discuss with management and the outside auditors significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles, any major issues as to the adequacy of our internal controls and any special steps adopted in light of material control deficiencies.

Upon completion of this offering, the audit committee will consist of Lawrence Alleva, Jordan Hitch and David Humphrey. Mr. Alleva is both an independent director and an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K, and will serve as chair of the audit committee. Prior to the consummation of this offering, our board of directors will adopt a written charter under which the audit committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the exchange on which we list our shares, will be available on our website.

Compensation Committee

The purpose of the compensation committee is to assist the board of directors in fulfilling its responsibilities relating to oversight of the compensation of our directors, executive officers and other employees and the administration of our benefits and equity-based compensation programs. The compensation committee reviews and recommends to our board of directors compensation plans, policies and programs and approves specific compensation levels for all executive officers. Upon completion of this offering, the compensation committee will consist of Josh Bekenstein, Jordan Hitch and David Humphrey. Prior to the consummation of this offering, our board of directors will adopt a written charter under which the compensation committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the exchange on which we list our shares, will be available on our website.

Compensation Committee Interlocks and Insider Participation

All compensation and related matters are reviewed by our compensation committee. Upon the completion of this offering, our compensation committee will consist of Josh Bekenstein, Jordan Hitch and David Humphrey. Each of Messrs. Bekenstein, Hitch and Humphrey is affiliated with Bain Capital Partners, LLC. For additional information regarding transactions between Bain Capital Partners, LLC and us, please see “Related Party Transactions” below.

Executive Compensation

Overview

The following discussion relates to the compensation of our chief executive officer, David H. Lissy, and our two most highly compensated executive officers (other than our chief executive officer), Mary Ann Tocio, our president and chief operating officer, and Elizabeth Boland, our chief financial officer and chief accounting officer (collectively referred to in this prospectus as our named executive officers). Our named executive officers’ compensation is determined by our compensation committee and is generally reviewed annually. Our executive compensation program is designed to attract and retain high-quality leadership and incentivize our executive officers and other key employees to achieve Company performance goals and strong individual performance over the short- and long-term. Our pay-for-performance approach to executive compensation places a greater emphasis on long-term equity incentive grants than on other forms of compensation, reflecting our focus on long-term value creation and serving to align the interests of our executive officers with those of our shareholders.

Elements of Executive Compensation

The compensation of our named executive officers consists of base salary, annual cash bonuses, equity awards and employee benefits that are generally made available to all salaried employees. Our named executive officers are also entitled to certain compensation and benefits upon a qualifying termination of employment pursuant to severance agreements.

Base Salaries.    Base salaries for our named executive officers are determined based on the scope of each officer’s responsibilities along with his or her respective experience and contributions to the Company. It is our philosophy to maintain a conservative level of base cash compensation, with greater emphasis placed on long-term incentive compensation. Base salaries for our named executive officers are reviewed annually by our compensation committee. When reviewing base salaries for increase, our compensation committee takes factors into account such as each officer’s experience and individual performance, the Company’s performance as a whole and general industry conditions, but does not assign any specific weighting to any factor. For 2012, our compensation committee decided to approve an increase of 2% in the base salaries of each of our named executive officers.

Annual Cash Bonuses.    Our annual cash bonus program was established to promote and reward the achievement of key strategic and business goals as well as individual performance. Fifty percent of the cash incentive award granted to our named executive officers in fiscal 2012 was based on the achievement of pre-established corporate goals and 50% was based on a qualitative assessment of each individual’s performance.

For fiscal 2012, Mr. Lissy and Ms. Tocio each had a target cash incentive award of 120% of base salary, and Ms. Boland had a target cash incentive award of 60% of base salary. Each named executive officer could earn more than the full amount of the portion of his or her target award that was based on corporate performance if corporate performance for the year exceeded target and also could earn less than such amount if the target level of performance was not achieved.

For fiscal 2012, our compensation committee established a corporate performance goal of $28.1 million of growth in earnings before interest, taxes, depreciation, amortization, straight line rent expense, equity expense, transaction costs and sponsor management fee, which we refer to for these purposes as EBITDA. Target performance was exceeded, with an actual growth in EBITDA for 2012 as compared to 2011 of $30.1 million. This level of achievement of the targeted growth level and resulted in the named executive officers each earning 100% of the portion of his or her target incentive award that was based on corporate performance. At the end of the 2012 fiscal year, our compensation committee met and evaluated the performance of each of our named executive officers during the fiscal year. In this evaluation, they considered various leadership and business factors, including strategic planning and execution, strategic vision and leadership skills, customer satisfaction, diversity and stability of growth, culture and employee satisfaction, innovation, communication skills, board relations and presentations, ethics and values and succession planning and determined that each of the named executive officers earned 100% of the portion of his or her annual incentive award that was based on individual performance.

Equity Awards.    Our named executive officers participate in the 2008 Equity Incentive Plan (the “Equity Plan”). See “—Equity Plan” below for additional details about the Equity Plan. Grants under the Equity Plan, including those made to our named executive officers, generally consist of stock option awards, half of which are subject to time-based vesting and half of which are subject to time- and performance-based vesting and will fully vest and become exercisable if there is a change of control of the Company or an initial public offering of the Company’s stock or, for certain members of senior management, including the named executive officers, upon the cessation of the optionee’s employment other than in connection with a breach by the optionee of any restrictive covenants. In addition, the performance condition for Ms. Tocio’s awards subject to time- and performance-based vesting will be deemed satisfied in the event her employment is terminated as a result of her retirement at any time after May 28, 2013. Option awards serve both to align the interests of our named executive officers with our shareholders through the use of performance-based awards and to encourage retention through the use of time-based awards. During fiscal 2012, in addition to option awards granted as part of the option exchange program as described below under “—Equity Plan,” each named executive officer received a fully vested option award in April 2012 in connection with the expiration of fully vested continuation option awards granted at the time of our going private transaction and also received an option award in May 2012 in connection with our determination to make additional grants of available awards under our Equity Plan. The options granted in connection with the option exchange program are subject to the same vesting terms as the options they replaced, as described above, and the other option awards granted in May 2012 are subject to the vesting terms described above. Upon the consummation of this offering, options to purchase 241,758, 227,125 and 113,800 shares of our common stock held by Mr. Lissy, Ms. Tocio and Ms. Boland, respectively, will vest pursuant to their terms.

Benefits and Perquisites.    We provide modest benefits and perquisites for our named executive officers. Most of these benefits and perquisites, such as our 401(k) matching contribution and basic health and welfare benefit coverage, are available to all eligible employees. In addition, Mr. Lissy and Ms. Tocio are provided a car allowance each year, and all named executive officers receive Company-paid supplemental disability insurance.

Severance Agreements.    All our named executive officers have severance agreements with the Company, which include severance, change of control, and restrictive covenant provisions. We believe that change of control arrangements provide our executives with security that will likely reduce any reluctance they may have to pursue a change of control transaction that could be in the best interests of our stockholders. We also believe that reasonable severance and change of control benefits are necessary in order to attract and retain high-quality executive officers.

Summary Compensation Table

The following table sets forth information about certain compensation awarded or paid to our named executive officers for the 2011 and 2012 fiscal years.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
David Lissy	2012	342,118	205,271	4,529,409	205,271	13,763	5,295,831
Chief Executive Officer	2011	335,420	761,886	-	221,377	11,213	1,329,896

Mary Ann Tocio	2012	342,118	205,271	4,861,590	205,271	16,979	5,631,229
President and Chief Operating Officer	2011	335,420	761,886	-	221,377	14,429	1,333,112

Elizabeth Boland	2012	253,864	76,159	2,125,790	76,159	4,536	2,536,508
Chief Financial Officer	2011	248,890	327,667	64,004	82,134	4,535	727,230

(1)	Salaries include amounts contributed by the named executive officer to the 401(k) Plan (as defined below).
(2)	For fiscal 2012, amounts shown reflect the amount earned by the named executive officer that was earned based on individual performance as described in “—Elements of Executive Compensation—Annual Cash Bonuses” above. For fiscal 2011, amounts shown reflect (a) cash payments in respect of one-time deferred compensation awards granted in May 2008 (Mr. Lissy, $560,634, Ms. Tocio, $560,634, and Ms. Boland, $253,000) and (b) the amount paid to the named executive officer in respect of the portion of his or her annual bonus for fiscal year 2011 that was earned based on individual performance (Mr. Lissy, $201,252, Ms. Tocio, $201,252, and Ms. Boland, $74,667). Ms. Boland voluntarily forfeited her right to $30,000 of this deferred compensation award in order to make this amount available for bonus payments to certain members of the Company’s accounting team, which resulted in an actual amount of $223,000 paid to Ms. Boland. Deferred compensation awards were one-time awards made by the Company in connection with our going-private transaction that vested, based on continued service by the named executive officer, on May 29, 2011, and were subsequently paid in 2011.
(3)	For fiscal 2012, amounts shown reflect (a) the incremental fair value of options awarded in connection with the option exchange program, determined as of the modification date of such options in accordance with FASB ASC Topic 718 (Mr. Lissy, $3,346,280, Ms. Tocio, $3,143,742, and Ms. Boland, $1,397,953) and (b) the fair value of other options awarded in 2012 determined in accordance with FASB ASC Topic 718 consisting of fully vested option awards granted on April 4, 2012 in connection with the expiration of certain fully-vested continuation option awards granted at the time of our going private transaction and held by our named executive officers and an additional grant made on May 2, 2012 in connection with our determination to make additional grants of available awards under our Equity Plan (Mr. Lissy $1,183,129, Ms. Tocio $1,717,848 and Ms. Boland, $727,837). For fiscal 2011, amounts shown reflect the grant date fair value of options awarded in 2011 determined in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in note 12 to our consolidated financial statements included elsewhere in this prospectus.
(4)	Amounts shown reflect the cash amount paid to the named executive officer in respect of the portion of his or her annual bonus for each fiscal year that was earned based on Company performance as described in “—Elements of Executive Compensation—Annual Cash Bonuses” above.
(5)	Amounts shown include the following: matching contributions made to the 401(k) Plan on behalf of the named executive officer; a car allowance payment made to Mr. Lissy and Ms. Tocio; and supplemental disability insurance premiums paid by the Company.

Name	Year	401(k) Match ($)	Car Allowance ($)	Supplemental Disability Insurance ($)	Total ($)
David H. Lissy	2012	4,250	7,200	2,313	13,763
	2011	1,700	7,200	2,313	11,213
Mary Ann Tocio	2012	5,625	7,200	4,154	16,979
	2011	3,075	7,200	4,154	14,429
Elizabeth J. Boland	2012	3,076	-	1,460	4,536
	2011	3,075	-	1,460	4,535

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding equity awards held by our named executive officers as of December 31, 2012 without giving effect to the reclassification.

Option Awards (1)
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)		Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(d)		Option Exercise Price (7)($) (e)	Option Expiration Date(8) (f)
David Lissy	543	(2)	-		-		$112.50	2/19/2014
	6,080	(3)(6)	1,520	(3)(6)	-		$566.32	9/2/2018
	-		-		7,600	(5)(6)	$566.32	9/2/2018
	2,816	(4)	-		-		$566.32	4/4/2022
	-		615	(3)	-		$566.32	5/2/2022
	-		-		615	(5)	$566.32	5/2/2022

Mary Ann Tocio	226	(2)	-		-		$112.50	2/19/2014
	5,712	(3)(6)	1,428	(3)(6)	-		$566.32	9/2/2018
	-		-		7,140	(5)(6)	$566.32	9/2/2018
	4,796	(4)	-		-		$566.32	4/4/2022
	-		615	(3)	-		$566.32	5/2/2022
	-		-		615	(5)	$566.32	5/2/2022

Elizabeth Boland	2,540	(3)(6)	635	(3)(6)	-		$566.32	9/2/2018
	-		-		3,175	(5)(6)	$566.32	9/2/2018
	161	(3)(6)	322	(3)(6)	-		$566.32	4/1/2021
	-		-		483	(5)(6)	$566.32	4/1/2021
	648	(4)	-		-		$566.32	4/4/2022
	-		495	(3)	-		$566.32	5/2/2022
	-		-		495	(5)	$566.32	5/2/2022

(1)	The amounts in the table reflect options to purchase shares of our Class A common stock and Class L common stock outstanding as of December 31, 2012. The amounts included in the table reflect our option exchange described below that was completed on May 2, 2012 but do not give effect to the reclassification. The exercise prices of the option awards granted as part of the option exchange are $6.09 per share of Class A common stock and $511.51 per share of Class L common stock, which amounts are equal to the fair market value of our Class A common stock and Class L common stock, respectively, on the date of grant of the new option awards, and do not give effect to the reclassification. For a more detailed discussion of this option exchange, see the discussion in “—Equity Plan” below and in note 12 to our consolidated financial statements included elsewhere in this prospectus.
(2)	Reflects options to purchase a combination of shares consisting of nine shares of our Class A common stock at $2.50 per share and one share of Class L common stock at $90.00 per share, resulting in an aggregate exercise price of $112.50 for such combination of shares. These continuation options were granted in connection with our going private transaction in substitution for then-outstanding options granted under the Bright Horizons Family Solutions LLC 2006 Equity Incentive Plan and the Amended and Restated 1998 Stock Incentive Plan and were fully vested at the time of grant. After giving effect to the reclassification, each outstanding option to purchase one share of Class A common stock at an exercise price of $2.50 per share became exercisable for 0.5075 shares of our common stock at an exercise price of $4.93 per share, and each outstanding option to purchase one share of Class L common stock at an exercise price of $90.00 per share became exercisable for 35.1955 shares of our common stock at an exercise price of $2.56 per share.
(3)	Reflects options to purchase a combination of shares consisting of nine shares of our Class A common stock at $6.09 per share and one share of our Class L common stock at $511.51 per share, resulting in an aggregate exercise price of $566.32 for such combination of shares. These options are subject to service-based vesting requirements. 40% of the shares underlying the options granted to Mr. Lissy and Ms. Tocio vest on the second anniversary of the date of grant and 20% of the shares vest on each of the third, fourth and fifth anniversaries of the date of grant, subject to continued employment. The award granted to Ms. Boland on April 1, 2011 vests in equal installments on each of January 1, 2012, 2013 and 2014, subject to her continued employment. After giving effect to the reclassification, each outstanding option to purchase one share of Class A common stock at an exercise price of $6.09 per share became exercisable for 0.5075 shares of our common stock at an exercise price of $12.00 per share, and each outstanding option to purchase one share of Class L common stock at an exercise price of $511.51 per share became exercisable for 35.1955 shares of our common stock at an exercise price of $14.54 per share.
(4)

Reflects options to purchase a combination of shares consisting of nine shares of our Class A common stock at $6.09 per share and one share of our Class L common stock at $511.51 per share, resulting in an aggregate exercise price of $566.32 for such combination of shares. These options were fully vested upon grant. After giving effect to the reclassification, each outstanding option to purchase one share of Class A common stock at an exercise price of $6.09 per share became exercisable for 0.5075 shares of our common stock at an exercise price of $12.00 per share, and each outstanding option to purchase one share of Class L common stock at an exercise price of $511.51 per share became exercisable for 35.1955 shares of our common stock at an exercise price of $14.54 per share.

(5)	Reflects options to purchase a combination of shares consisting of nine shares of our Class A common stock at $6.09 per share and one share of our Class L common stock at $511.51 per share, resulting in an aggregate exercise price of $566.32 for such combination of shares. These options are subject to service-based and performance-based vesting conditions for which the performance condition had not been satisfied as of the end of fiscal 2012. These options conditionally vest on the same schedule as described in note (3) above, but will only fully vest and become exercisable if there is a sale of the Company or an initial public offering of the Company’s stock or upon the cessation of the optionee’s employment other than in connection with a breach by the optionee of any restrictive covenants. In addition, the performance condition for Ms. Tocio’s award will be deemed satisfied in the event her employment is terminated as a result of her retirement at any time after May 28, 2013. The performance condition for all of these awards will be satisfied upon completion of this offering. After giving effect to the reclassification, each outstanding option to purchase one share of Class A common stock at an exercise price of $6.09 per share became exercisable for 0.5075 shares of our common stock at an exercise price of $12.00 per share, and each outstanding option to purchase one share of Class L common stock at an exercise price of $511.51 per share became exercisable for 35.1955 shares of our common stock at an exercise price of $14.54 per share.
(6)	Reflects option awards issued in exchange for previously outstanding options to purchase shares of our Class A common stock pursuant to an option exchange program that was completed on May 2, 2012. See “—Equity Plan.”
(7)	The exercise price of the options is at or above the fair market value of a share of our common stock on the grant date, as determined by the board in accordance with the common stock valuation policy described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Common Stock Valuation and Stock-Based Compensation.” The exercise price of each continuation option expiring in 2012, 2013 and 2014 was adjusted at the time of our going private transaction based on the value of our equity on May 28, 2008, the closing date of our going private transaction.
(8)	All options have a ten-year term (except the continuation options described in note (2), which retained their original term and expire in 2014).

Retirement Benefits

We do not have any qualified or non-qualified defined benefit plans or supplemental executive retirement plans that apply to our named executive officers. We offer a tax-qualified retirement plan (the “401(k) Plan”) to eligible employees, including our named executive officers. The 401(k) Plan permits eligible employees to defer up to 50% of their annual eligible compensation, subject to certain limitations imposed by the Internal Revenue Service. Employees’ elective deferrals are immediately vested and non-forfeitable in the 401(k) Plan. Each plan year, we may, but are not required to, make discretionary matching contributions and other employer contributions on behalf of eligible employees. Employer matching contributions and other employer contributions begin to vest 20% per year after two years of vesting service with us and fully vest after six years of vesting service with us.

Severance Agreements

The Company has entered into a severance agreement with each of Mr. Lissy, Ms. Tocio and Ms. Boland, which agreements provide for certain payments and benefits upon a qualifying termination of the executive’s employment and/or a change of control.

Termination of Employment Without Cause or for Good Reason Within 24 Months Following a Change of Control (the “Protection Period”).    If within 24 months after a change of control the executive’s employment is terminated by the Company for any reason other than for cause or death or disability or the executive terminates his or her employment for good reason (as such terms are defined in the respective agreements), the executive will be entitled to receive, in each case, (a) any accrued but unpaid base salary as of termination and a prorated portion of any bonus payable for the fiscal year in which the termination occurs, and (b) subject to the executive not breaching the non-competition, non-solicitation and non-hire provisions contained in the executive’s agreement, monthly severance pay for 24 months (or until such earlier date as the executive secures other employment) equal to 1/24th of the executive’s total base salary and cash bonus compensation for the prior two years of the executive’s employment. If the executive elects, in accordance with applicable federal law, to continue his or her participation in the Company’s health plans following termination of employment, the Company will pay the premiums for such participation for 24 months (or until such earlier date as the executive secures other employment). If the executive’s continued participation in the Company’s group health plans is not possible under the terms of those plans, the Company will instead arrange to provide the executive and his or her dependents substantially similar benefits upon comparable terms or pay the executive an amount in cash equal to the full cash value of such continued benefits. The executive’s right to receive severance pay and benefits is subject to his or her execution of an effective release of claims in favor of the Company.

Termination of Employment Without Cause or for Good Reason Outside of the Protection Period.    If the Company terminates the executive’s employment without cause or the executive resigns for good reason, in either case outside of the 24-month period following a change of control, in addition to any accrued but unpaid base salary and other accrued benefits then due to the executive as of termination, the executive will be entitled to receive bi-weekly severance payments for 18 months (in the case of Ms. Boland, for one year) at his or her then-base salary rate and a prorated portion of any bonus payable for the fiscal year in which the termination occurs. The executive’s right to receive severance pay and benefits is subject to his or her execution of an effective release of claims in favor of the Company.

Termination of Employment Due to Death or Disability.    If the executive’s employment terminates due to death or the executive becomes disabled, the executive will be entitled to receive accrued but unpaid base salary and other accrued benefits then due to the executive as of termination and a prorated portion of any bonus payable for the fiscal year in which the termination occurs. The executive’s right to receive severance pay and benefits is subject to his or her execution of an effective release of claims in favor of the Company.

Other Termination of Employment.    If the executive’s employment is terminated by the Company for cause or the executive voluntarily resigns without good reason, the executive will only be entitled to receive accrued but unpaid base salary and any other accrued benefits then due to the executive as of termination.

Change of Control.    Pursuant to the severance agreements, immediately prior to a change of control, all unvested options then held by the executive will vest in full.

2012 Director Compensation

The following table sets forth information concerning the compensation earned by our directors during 2012. Compensation for Mr. Lissy and Ms. Tocio is included with that of our other named executive officers. Ms. Mason, Chairman of our board, is also the founder and an employee of the Company.

Name	Fees paid in cash ($)		Option awards ($)(1)(2)	Non-equity incentive plan compensation ($)		All other compensation		Total ($)
Lawrence Alleva	25,000		-	-		-		25,000
Roger Brown	16,000		107,874	-		-		123,874
Marguerite Kondracke	13,000		57,239	-		-		70,239
Sara Lawrence-Lightfoot	16,000		57,239	-		-		73,239
Linda Mason	79,460	(3)	393,682	39,730	(4)	2,105	(5)	514,977

(1)	For fiscal 2012, amounts shown reflect (i) the incremental fair value of options awarded in connection with the option exchange program, determined as of the modification date of such options in accordance with FASB ASC Topic 718 (Mr. Brown $107,874; Ms. Kondracke $57,239; Ms. Lawrence-Lightfoot $57,239; and Ms. Mason $358,844) and (ii) the fair value of options awarded in 2012 determined in accordance with FASB ASC Topic 718 (Ms. Mason $34,834).
(2)

As of December 31, 2012, before giving effect to the reclassification, Mr. Brown held options to purchase 19,962 shares of our Class A common stock and options to purchase 2,218 shares of our Class L common stock, Ms. Kondracke held options to purchase 936 shares of our Class A common stock and options to purchase 104 shares of our Class L common stock, Dr. Lawrence-Lightfoot held options to purchase 936 shares of our Class A common stock and options to purchase 104 shares of our Class L common stock and Ms. Mason held options to purchase 8,901 shares of our Class A common stock and options to purchase 989 shares of our Class L common stock.

(3)	Amount shown reflects compensation earned by Ms. Mason in her capacity as an employee of the Company. Ms. Mason did not receive any compensation separately in respect of her service as Chairman.
(4)	Represents a cash bonus paid to Ms. Mason in her capacity as an employee of the Company.
(5)	Amount shown includes matching contributions made to Ms. Mason under the 401(k) Plan, in her capacity as an employee.

Under our current director compensation program, each member of our board of directors who is not an employee of the Company is eligible to receive compensation for his or her service as a director as follows: each director receives an annual retainer of $5,000 for board services; a meeting fee of $2,500 per in person meeting; and a meeting fee of $1,000 per telephonic meeting.

Our board of directors has developed a revised director compensation program that will be fully effective upon the completion of this offering. Pursuant to this program, each member of our board, other than any director affiliated with our Sponsor as described below, who is not an employee of the Company will be eligible to receive an annual equity award valued at approximately $40,000, which may be in the form of stock options, subject to certain meeting attendance requirements. Each non-employee director will also be eligible to receive an annual retainer for board services of $10,000, meeting fees ranging from $1,500 to $4,000 for attendance at board or committee meetings and additional compensation of up to $20,000 for services provided as the chair of certain committees. Currently, only Mr. Alleva’s compensation reflects these revised amounts. We have not, since our going private transaction, compensated directors affiliated with the Sponsor for their board service and, while the Sponsor controls a majority of our outstanding common stock, none of the directors affiliated with the Sponsor will be compensated for their board service.

Equity Plan

The Equity Plan, which became effective May 28, 2008 and was amended on March 9, 2012, provides for the grant of options to purchase shares of our Class A common stock and Class L common stock to key employees of, directors of, and consultants and advisors to the Company and its affiliates who are in a position to contribute significantly to the success of the Company. Certain continuation options were granted in connection with our going private transaction under the Equity Plan in substitution for options granted under the Bright Horizons Family Solutions LLC 2006 Equity Incentive Plan and Amended and Restated 1998 Stock Incentive Plan. Such continuation options were fully vested at grant and give the option holder the right to purchase shares of our common stock and Class L common stock in the same ratio of nine shares of our common stock for every share of Class L common stock. The summary of the Equity Plan is not a complete description of all provisions of the Equity Plan and is qualified in its entirety by reference to the Equity Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

The Equity Plan is administered by our compensation committee, which has authority to select award recipients in consultation with our Chief Executive Officer and determine the terms of all awards, including the time or times at which awards vest or become exercisable and remain exercisable. Unless otherwise provided by our compensation committee, a participant’s unvested awards will immediately terminate upon the participant’s cessation of employment, and vested awards will remain outstanding for 30 days (or until the award’s expiration date, if earlier), provided that a participant’s vested awards will remain outstanding for one year following death, 180 days following termination of employment due to disability, and 90 days following retirement (or, in each case, until the award’s expiration date, if earlier). If a participant’s employment terminates for cause, all awards then held by the participant will be forfeited immediately, whether or not vested.

All awards granted under the Equity Plan, and any stock issued pursuant to awards granted under such plan, are subject to the terms of our stockholders agreement, which will be amended and restated effective upon the completion of this offering. See “Related Party Transactions—Stockholders Agreement.” The exercise price of each option under the Equity Plan, other than certain continuation options granted by the Company in connection with the Acquisition, is equal to the fair market value of the stock subject to the award on the grant date or such higher amount as our compensation committee may determine.

All awards under the Equity Plan fully vest in the event of a change of control (as defined in the Equity Plan). In the event of a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of the Company’s assets or a dissolution or liquidation of the Company, our compensation committee may, among other things, provide for the continuation or assumption of outstanding awards, for new grants in substitution of outstanding awards, for the accelerated vesting or delivery of shares under awards or for a cash-out of outstanding awards, in each case on such terms and with such restrictions as it deems appropriate. Awards not assumed will terminate upon the consummation of such corporate transaction. Following this offering, all equity-based awards will be granted under the 2012 Omnibus Plan described below.

On May 2, 2012, we completed an option exchange program in which all participants in the Equity Plan, including our named executive officers, agreed to exchange their then-outstanding options to purchase shares of our Class A common stock for options to purchase a combination of shares of our Class A common stock and Class L common stock based on an exchange ratio of options to purchase approximately 15.5 shares of our Class A common stock for a new option to purchase nine shares of Class A common stock and one share of Class L common stock. The new option awards are subject to the same vesting and other terms as were applicable to the exchanged options which are described above, except that the exercise price of the new option awards is equal to the fair market value of our Class A common stock and Class L common stock on the date of grant of the new option awards. As a result of the exchange program, options to purchase 1,401,750 shares of our common stock were exchanged for options to purchase 815,670 shares of our common stock and 90,630 shares of our Class L common stock, at exercise prices of $6.09 per share of our common stock and $511.51 per share of our Class L common stock, which amounts are equal to the fair market value of our common stock and Class L common stock, respectively, on the date of grant of the new option awards. After this option exchange program, all outstanding awards consist of options to purchase a combination of shares of our Class A common stock and Class L common stock in a ratio of nine shares of Class A common stock for every share of Class L common stock. At the time of the reclassification, all outstanding options to purchase shares of our Class A common stock and our Class L common stock became exercisable for shares of our common stock with the number of shares of common stock issuable upon exercise and the exercise price per share appropriately adjusted in accordance with the terms of the Equity Plan to reflect the reverse split of our Class A common stock and the conversion of our Class L common stock into shares of our Class A common stock. See “The Reclassification.” For a more detailed discussion of this option exchange, see note 12 to our consolidated financial statements included elsewhere in this prospectus.

2012 Omnibus Plan

In connection with this offering, our board of directors has adopted the Bright Horizons Family Solutions Inc. 2012 Omnibus Long-Term Incentive Plan (the “2012 Omnibus Plan”) and following this offering, all equity-based awards will be granted under the 2012 Omnibus Plan. Prior to the completion of this offering, other than options to purchase an aggregate of 327,272 shares of common stock granted in connection with this offering to our independent director and certain officers and employees (including options to purchase 250,000 shares of common stock granted to our named executive officers) with an exercise price equal to the initial public offering price, no awards have been made under the 2012

Omnibus Plan. This summary is not a complete description of all provisions of the 2012 Omnibus Plan and is qualified in its entirety by reference to the 2012 Omnibus Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Purpose.    The purpose of the 2012 Omnibus Plan is to advance the Company’s interests by providing for the grant to participants of equity-based awards.

Plan Administration.    The 2012 Omnibus Plan is administered by our compensation committee. Our compensation committee has the authority to, among other things, interpret the 2012 Omnibus Plan, determine eligibility for, grant and determine the terms of awards under the 2012 Omnibus Plan, and to do all things necessary to carry out the purposes of the 2012 Omnibus Plan. Our compensation committee’s determinations under the 2012 Omnibus Plan are conclusive and binding.

Authorized Shares.    Subject to adjustment, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the 2012 Omnibus Plan is 5,000,000. Shares of common stock to be issued under the 2012 Omnibus Plan may be authorized but unissued shares of common stock or previously-issued shares acquired by the Company. Any shares of common stock underlying awards that are settled in cash or otherwise expire, terminate, or are forfeited prior to the issuance of stock will again be available for issuance under the 2012 Omnibus Plan.

Individual Limits.    The maximum number of shares for which options may be granted and the maximum number of shares of stock subject to stock appreciation rights which may be granted to any person in any calendar year is, in each case, 500,000 shares. The maximum number of shares subject to other awards which may be granted to any person in any calendar year is 250,000 shares. The maximum amount that may be paid to any person in any calendar year with respect to cash awards is $250,000.

Eligibility.    Our compensation committee selects participants from among the key employees, directors, consultants and advisors of the Company and its affiliates who are in a position to make a significant contribution to our success. Eligibility for options intended to be incentive stock options (“ISOs”) is limited to employees of the Company or certain affiliates.

Types of Awards.    The 2012 Omnibus Plan provides for grants of options, stock appreciation rights, restricted and unrestricted stock and stock units, performance awards, cash awards, and other awards convertible into or otherwise based on shares of our stock. Dividend equivalents may also be provided in connection with an award under the 2012 Omnibus Plan.

•

Stock options and stock appreciation rights: The exercise price of an option, and the base price against which a stock appreciation right is to be measured, may not be less than the fair market value (or, in the case of an ISO granted to a ten percent shareholder, 110% of the fair market value) of a share of common stock on the date of grant. Our compensation committee determines the time or times at which stock options or stock appreciation rights become exercisable and the terms on which such awards remain exercisable.

•	Restricted and unrestricted stock: A restricted stock award is an award of common stock subject to forfeiture restrictions, while an unrestricted stock award is not subject to restrictions.

•

Stock units: A stock unit award is denominated in shares of common stock and entitles the participant to receive stock or cash measured by the value of the shares in the future. The delivery of stock or cash under a stock unit may be subject to the satisfaction of performance conditions or other vesting conditions.

•	Performance awards: A performance award is an award the vesting, settlement or exercisability of which is subject to specified performance criteria.

•	Cash Awards: A cash award is an award denominated in cash that has a performance period of greater than 12 months.

Vesting.    Our compensation committee has the authority to determine the vesting schedule applicable to each award, and to accelerate the vesting or exercisability of any award.

Termination of Employment.    Our compensation committee determines the effect of termination of employment or service on an award. Unless otherwise provided by our compensation committee or in an award agreement, upon a termination of employment all unvested options and other awards requiring exercise will terminate and all other unvested awards will be forfeited.

Performance Criteria.    The 2012 Omnibus Plan provides that grants of performance awards may be made based upon, and subject to achieving, “performance objectives” over a specified performance period. Performance objectives with respect to those awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) (“Section 162(m)”) of the Internal Revenue Code of 1986, as amended (the “Code”) are limited to an objectively determinable measure or objectively determinable measures of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization or equity expense whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital, capital employed or assets; one or more operating ratios; operating income or profit, including on an after-tax basis; net income; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancing.

To the extent consistent with the requirements for satisfying the performance-based compensation exception under Section 162(m), our compensation committee may provide in the case of any award intended to qualify for such exception that one or more of the performance objectives applicable to an award will be adjusted in an objectively determinable manner to reflect events (for example, the impact of charges for restructurings, discontinued operations, mergers, acquisitions, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of tax or accounting changes, each as defined by generally accepted accounting principles) occurring during the performance period of such award that affect the applicable performance objectives.

Transferability.    Awards under the 2012 Omnibus Plan may not be transferred except by will or by the laws of descent and distribution, unless (for awards other than ISOs) otherwise provided by our compensation committee.

Corporate Transactions.    In the event of a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of the Company’s assets or a dissolution or liquidation of the Company, our compensation committee may, among other things, provide for continuation or assumption of outstanding awards, for new grants in substitution of outstanding awards, for the accelerated vesting or delivery of shares under awards or for a cash-out of outstanding awards, in each case on such terms and with such restrictions as it deems appropriate. Except as our compensation committee may otherwise determine, awards not assumed will terminate upon the consummation of such corporate transaction.

Adjustment.    In the event of certain corporate transactions (including a stock dividend, stock split or combination of shares, recapitalization or other change in the Company’s capital structure that constitutes an equity restructuring within the meaning of ASC 718), our compensation committee will make appropriate adjustments to the maximum number of shares that may be delivered under and the individual limits included in the 2012 Omnibus Plan, and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to awards, the exercise prices of such awards or any other terms of awards affected by such change. Our compensation committee will also make the types of adjustments described above to take into account distributions and other events other than those listed above if it determines that such adjustments are appropriate to avoid distortion and preserve the value of awards.

Amendment and Termination.    Our compensation committee will be able to amend the 2012 Omnibus Plan or outstanding awards, or terminate the 2012 Omnibus Plan as to future grants of awards, except that our compensation committee will not be able alter the terms of an award if it would affect materially and adversely a participant’s rights under the award without the participant’s consent (unless expressly provided in the 2012 Omnibus Plan or reserved by our compensation committee). Stockholder approval will be required for any amendment to the extent such approval is required by law, including the Code or applicable stock exchange requirements.

Bright Horizons Family Solutions Inc. Annual Incentive Plan

In connection with this offering, our board of directors has adopted the Bright Horizons Family Solutions Inc. Annual Incentive Plan (the “Annual Plan”). Starting with our 2013 fiscal year, annual award opportunities for executive officers, including our named executive officers, and other key employees will be granted under the Annual Plan. The Company expects that the structure of the annual bonus program under the Annual Plan following this offering will remain consistent with the bonus program in effect during fiscal 2012. For fiscal 2013, each named executive officer will receive a cash award, 50% of which will be determined based on the achievement of the pre-established corporate goals, and 50% of which will be determined based on a qualitative assessment of each individual’s performance. The corporate performance goal for 2013 under this program is growth in EBITDA. The following summary describes the material terms of the Annual Plan. This summary is not a complete description of all provisions of the Annual Plan and is qualified in its entirety by reference to the Annual Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration.    The Annual Plan is administered by our compensation committee. Our compensation committee has authority to interpret the Annual Plan, and any interpretation or decision by the compensation committee with regard to any questions arising under the Annual Plan will be final and conclusive on all participants.

Eligibility.    Executive officers and other key employees of the Company and our subsidiaries will be selected from time to time by the compensation committee to participate in the Annual Plan.

Awards.    Award opportunities under the Annual Plan will be granted by our compensation committee prior to, or within a specified period of time following the beginning of, the fiscal year of the Company (or other performance period selected by the compensation committee). The compensation committee will establish the performance criteria applicable to the award, the amount or amounts payable if the performance criteria are achieved, and such other terms and conditions as the compensation committee deems appropriate. The Annual Plan permits the grant of awards that are intended to qualify as exempt performance-based compensation under Section 162(m) as well as awards that are not intended to so qualify. Any awards that are intended to qualify as performance-based compensation will be administered in accordance with the requirements of Section 162(m).

Performance Criteria.    Awards under the Annual Plan will be made based on, and subject to achieving, “performance criteria” established by our compensation committee, which may relate to Company and/or individual performance. Performance criteria for awards intended to qualify as performance-based compensation for purposes of Section 162(m) are limited to the objectively determinable measures of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices or the performance of one or more companies and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization or equity expense whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital, capital employed or assets; one or more operating ratios; operating income or profit, including on an after-tax basis; net income; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings.

To the extent consistent with the requirements of Section 162(m), the compensation committee may establish that in the case of any award intended to qualify as exempt performance-based compensation under Section 162(m), that one or more of the performance criteria applicable to such award be adjusted in an objectively determinable manner to reflect events (for example, the impact of charges for restructurings, discontinued operations, mergers, acquisitions, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of tax on accounting changes, each as defined by U.S. generally accepted accounting principles) occurring during the performance period of such award that affect the applicable performance criteria.

Payment.    A participant will be entitled to payment under an award only if all conditions to payment have been satisfied in accordance with the Annual Plan and the terms of the award. Following the close of the performance period, our compensation committee will determine (and, to the extent required by Section 162(m), certify) whether and to what extent the applicable performance criteria have been satisfied. Our compensation committee will then determine the actual payment, if any, under each award. Our compensation committee has the sole and absolute discretion to reduce (including to zero) the actual payment to be made under any award. Our compensation committee will determine the payment dates for awards under the Annual Plan. Our compensation committee may permit a participant to defer payment of an award.

Payment Limits.    The maximum payment to any participant under the Annual Plan in any fiscal year will in no event exceed $2.5 million.

Recovery of Compensation.    Awards under the Annual Plan will be subject to forfeiture, termination and rescission, and a participant who receives a payment pursuant to the Annual Plan will be obligated to return to the Company such payment, to the extent provided by our compensation committee in an award agreement, pursuant to Company policy relating to the recovery of erroneously-paid incentive compensation, or as otherwise required by law or applicable stock exchange listing standards.

Amendment and Termination.    Our compensation committee may amend the Annual Plan at any time, provided that any amendment will be approved by the Company’s stockholders if required by Section 162(m). Our compensation committee may terminate the Annual Plan at any time.

RELATED PARTY TRANSACTIONS

Arrangements with Our Investors

In 2008, in connection with our going private transaction we entered into a stockholders agreement and a registration rights agreement with certain of the stockholders of the Company. These agreements contained provisions relating to election of directors, participation rights, restrictions on transfer of shares, tag along rights, drag along rights, a call right exercisable by us upon departure of a manager, a right of first offer upon disposition of shares, registration rights and other actions requiring the approval of stockholders. In addition, we entered into a management agreement with an affiliate of the Sponsor for the provision of certain consulting and management advisory services to us.

Stockholders Agreement

In connection with our going private transaction, we entered into a stockholders agreement with the Sponsor and certain other investors, stockholders and executive officers. In connection with the consummation of this offering, the provisions of the stockholders agreement, other than those relating to lock-up obligations in connection with registered offerings of our securities, will terminate in accordance with the terms of the stockholders agreement, and the agreement will be amended and restated to eliminate the terminated provisions. Our amended and restated stockholders agreement obligates the stockholders parties thereto, subject to the limited exceptions described in the amended and restated stockholders agreement, to enter into customary lock-up agreements with the underwriters in the event of underwritten public offerings of our shares of common stock.

Prior to the consummation of this offering, the stockholders agreement contained provisions relating to (i) voting of shares, which generally required each stockholder to vote in favor of the election of the directors designated by the Sponsor and also to vote in the same manner as the Sponsor to approve any sale, recapitalization, merger or other acquisition transaction, (ii) restrictions on transfer of shares, which generally prohibited stockholders from transferring shares of common stock other than in connection with a tag along right, a drag along transaction, our exercise of a call right upon departure of a manager, or otherwise in limited circumstances to affiliates or for estate planning purposes, (iii) tag along rights in connection with any sale of shares by the Sponsor, (iv) drag along rights in favor of the Sponsor in connection with any sale of at least 20% of the shares held by the Sponsor, and (v) a call right exercisable by us upon departure of a manager at a price per share that depended upon whether the manager’s employment terminated with or without cause and whether the manager had violated any non-competition obligation owed to us. Each of our current directors has been elected in accordance with the terms of the stockholder agreement. All of the foregoing provisions of the stockholders agreement terminate, in accordance with their terms, upon the closing of this offering and are not included in the amended and restated stockholders agreement.

Registration Rights Agreement

In connection with our going private transaction, we entered into a registration rights agreement with the Sponsor and certain other stockholders. In connection with the consummation of this offering, the registration rights agreement will be amended, effective upon the closing of this offering. The registration rights agreement, as amended, will provide the Sponsor with certain demand registration rights following the expiration of the 180-day lockup period in respect of the shares of our common stock held by them. In addition, in the event that we register additional shares of common stock for sale to the public following the consummation of this offering, we will be required to give notice of such registration to the Sponsor and the other stockholders party to the agreement of our intention to effect such a registration, and, subject to certain limitations, the Sponsor and such holders will have piggyback registration rights providing them with the right to require us to include shares of common stock held by them in such registration. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares by the Sponsor or other holders described above.

The registration rights agreement includes customary indemnification provisions in favor of any person who is or might be deemed a controlling person within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and related parties against liabilities under the Securities Act incurred in connection with the registration of any of our debt or equity securities. These provisions provide indemnification against certain liabilities arising under the Securities Act and certain liabilities resulting from violations of other applicable laws in connection with any filing or other disclosure made by us under the securities laws relating to any such registrations. We have agreed to reimburse such persons for any legal or other expenses incurred in connection with investigating or defending any such liability, action or proceeding, except that we will not be required to indemnify any such person or reimburse related legal or other expenses if such loss or expense arises out of or is based on any untrue statement or omission made in reliance upon and in conformity with written information provided by such person.

Management Agreement

In connection with the going private transaction, we entered into a management agreement with Bain Capital Partners, LLC pursuant to which Bain Capital Partners, LLC provides us with certain consulting and management advisory services. In exchange for these services, we pay an aggregate annual management fee equal to $2.5 million, and we reimburse Bain Capital Partners, LLC for out-of-pocket expenses incurred by it, its members, or its affiliates in connection with the provision of services pursuant to the management agreement. In 2009, such reimbursements totaled approximately $60,000; in 2010, such reimbursements totaled approximately $22,000; in 2011, such reimbursements totaled approximately $14,000, and for the nine months ended September 30, 2012, such reimbursements totaled approximately $2,000. In addition, Bain Capital Partners, LLC is entitled to a transaction fee in connection with any financing, acquisition, disposition or change of control transaction equal to 1% of the gross transaction value, including assumed liabilities, for such transaction. Bain Capital Partners, LLC has not received any transaction fees under the management agreement in 2009, 2010 or 2011 or in the nine months ended September 30, 2012 and in connection with the termination of the management agreement, Bain Capital Partners, LLC will waive any right to receive a transaction fee under the management agreement in connection with this offering but will receive the termination payment described below.

The management agreement includes customary exculpation and indemnification provisions in favor of Bain Capital Partners and its affiliates. The management agreement may be terminated by Bain Capital Partners, LLC at any time and will terminate immediately prior to an initial public offering or a change of control, in any such case unless Bain Capital Partners, LLC determines otherwise. In connection with this offering, the management agreement will be terminated in exchange for a payment to Bain Capital Partners, LLC of approximately $7.5 million. The indemnification and exculpation provisions in favor of Bain Capital Partners, LLC and its affiliates will survive such termination.

DESCRIPTION OF INDEBTEDNESS

We and our subsidiaries have debt outstanding under the senior credit facilities, the senior notes, the senior subordinated notes and other debt facilities. As described under “Use of Proceeds,” we intend to use the net proceeds from this offering, together with available cash, as necessary, to repay all of the amounts outstanding under the senior notes and to use any remaining net proceeds for working capital and for general corporate purposes. If we are able to consummate the debt refinancing as described elsewhere in this prospectus, we intend to refinance the senior credit facilities and the senior subordinated notes with such new senior secured credit facilities. Therefore, the following summary of the principal terms of the agreements that govern the senior credit facilities, the senior notes and the senior subordinated notes should be read together with the summary of the expected terms of the new senior secured credit facilities contained in this prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—Refinancing of Senior Credit Facilities and Notes.” However there is no assurance that we will be able to consummate the debt refinancing on the terms described in this prospectus or at all.

Senior Credit Facilities

General

On May 28, 2008, Bright Horizons Family Solutions LLC entered into the $440.0 million senior credit facilities with General Electric Capital Corporation as administrative agent, Goldman Sachs Credit Partners L.P. as syndication agent, and the other lenders party thereto. On July 14, 2011, we amended the senior credit facilities in order to permit the acquisition of a majority equity interest in a child care company in the Netherlands and a subsequent follow-on acquisition of the remaining minority equity interests and to make certain other related changes. On May 23, 2012, we further amended the senior credit facilities to permit the Casterbridge acquisition, to increase the size of the uncommitted incremental facility provided under the agreement by an additional $35.0 million to $85.0 million, to eliminate the mandatory prepayment provision relating to the issuance of equity interests and to make other changes to certain other covenants, and we borrowed the full amount available under the incremental facility under the senior credit facilities as new Series C new term loans. As of September 30, 2012, the senior credit facilities consist of a $75.0 million revolving credit facility, $85.0 million Series C new term loans, of which, $84.6 million remain outstanding and $365.0 million Tranche B term loans, of which, $346.1 million remain outstanding.

Interest Rates and Fees

Borrowings under the senior credit facilities bear interest at a rate per annum equal to an applicable margin plus, at our option, either (1) a base rate determined by reference to the highest of (a) the Federal Funds rate plus half of 1% or (b) the prime rate quoted in the Wall Street Journal, or (2) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs; provided that, in the case of Series C new term loans, the base rate may not be lower than 2.00% and LIBOR may not be lower than 1.00%. The applicable margin under the Tranche B term loan facility is 3.00% for loans based upon the base rate and 4.00% for loans based upon the LIBOR rate. The applicable margin under the revolving credit facility ranges from 2.00% to 2.50% for loans based upon the base rate and ranges from 3.00% to 3.50% for loans based upon the LIBOR rate, in each case based upon on specified leverage ratios. The applicable margin under the Series C new term loan facility is 3.25% for loans based upon the base rate and 4.25% for loans based upon the LIBOR rate.

In addition to paying interest on outstanding principal under the senior credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate that ranges from 0.375% to 0.50% per annum based upon on specified leverage ratios. We also pay customary letter of credit and agency fees.

Mandatory Repayments

The credit agreement governing the senior credit facilities requires us to prepay outstanding loans, subject to certain exceptions, with: (1) 100% of the net cash proceeds of any incurrence of certain indebtedness by Bright Horizons Capital Corp. or its subsidiaries other than indebtedness permitted under the senior credit facilities, (2) commencing with the fiscal year ended December 31, 2008, 50% (which percentage is reduced to 25% if our total leverage ratio is less than 4.00 to 1.00) of annual excess cash flow (as defined in the credit agreement governing the senior credit facilities), (3) 100% of the net cash proceeds of certain non-ordinary course asset sales or other dispositions of assets by Bright Horizons Capital Corp. or its subsidiaries, subject to reinvestment rights and certain other exceptions and 50% of the net cash proceeds of sale-leaseback transactions with respect to property acquired in the Casterbridge acquisition and (4) 100% of net cash proceeds received under any casualty insurance policies or as a result of the taking of any of our assets by eminent domain, condemnation or otherwise (or pursuant to a sale of such assets under threat of such taking), subject to reinvestment rights.

In general, the mandatory prepayments described above are applied to prepay the Tranche B term loans and the Series C new term loans on a pro rata basis in direct order of maturity, provided that at our election we may apply prepayments solely to prepay the Tranche B term loan facility.

Voluntary Repayments

We may voluntarily repay outstanding loans under the senior credit facilities at any time subject to customary “breakage” costs with respect to LIBOR loans and a prepayment premium on the Series C new term loans equal to 1% in connection with a refinancing of all or a portion of the Series C new term loans prior to May 23, 2013 with loans bearing a lower effective interest cost or weighted average yield or a similar repricing transaction.

Amortization and Final Maturity

The Tranche B term loan facility amortizes each year in an amount equal to 1% per annum in equal quarterly installments for the first six and three quarter years, with the balance payable on May 28, 2015. The Series C new term loans amortize each year in an amount equal to 1% per annum in equal quarterly installments for the first four and three quarter years, with the balance payable on May 23, 2017. The principal amount outstanding of the loans under the revolving credit facility becomes due and payable on May 28, 2014.

Guarantees and Security

The senior credit facilities are guaranteed by Bright Horizons Capital Corp., which we refer to as “Holdings,” as well as all of Bright Horizons Family Solutions LLC’s direct and indirect wholly-owned domestic subsidiaries, and are required to be guaranteed by certain of Bright Horizons Family Solutions LLC’s future domestic wholly-owned subsidiaries. All obligations under the senior credit facilities and the guarantees of those obligations, subject to certain exceptions are secured by: (1) substantially all of the assets of Holdings, Bright Horizons Family Solutions LLC and the subsidiary guarantors, including a first-priority pledge of 100% of certain of the capital stock or equity interests held by Holdings, Bright Horizons Family Solutions LLC or any subsidiary guarantor (which pledge, in the case of the stock of any foreign subsidiary and the equity interests of certain U.S. subsidiaries that hold capital stock of foreign subsidiaries and are disregarded entities for U.S. federal income tax purposes is limited to 65% of the voting stock or equity interests of such subsidiary), in each case excluding any equity interests in any person to the extent such a pledge would violate the governing documents thereof and certain other exceptions; and (2) a first-priority security interest in substantially all other tangible and intangible assets of Holdings, Bright Horizons Family Solutions LLC and each subsidiary guarantor.

Covenants and Other Matters

The senior credit facilities contain a number of covenants that, among other things and subject to certain exceptions, restrict the ability of Bright Horizons Capital Corp. and its subsidiaries to:

•	incur certain liens;

•	make investments, loans, advances and acquisitions;

•	incur additional indebtedness or guarantees;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated and earnout indebtedness;

•	engage in transactions with affiliates;

•	sell assets, including capital stock of Bright Horizons Capital Corp.’s subsidiaries;

•	alter the business we conduct;

•	enter into agreements restricting Bright Horizons Capital Corp.’s subsidiaries’ ability to pay dividends; and

•	consolidate or merge.

In addition, the credit agreement governing the senior credit facilities requires Bright Horizons Capital Corp. and its subsidiaries to comply on a quarterly basis with the following financial covenants, each of which becomes more restrictive over time:

•	a maximum total leverage ratio; and

•	a minimum interest coverage ratio.

The credit agreement governing the senior credit facilities contains certain customary affirmative covenants and events of default.

This summary describes the material provisions of the senior credit facilities but may not contain all information that is important to you. We urge you to read the provisions of the credit agreement governing the senior credit facilities, which is filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

Senior Notes

General

On May 28, 2008, Bright Horizons Capital Corp., our wholly-owned direct subsidiary, issued $110.0 million face amount of 13.0% senior notes that mature on November 28, 2018, which we refer to in this prospectus as the “senior notes.” On July 14, 2011, we entered into a supplemental indenture to the indenture governing the senior notes in order to permit the acquisition of a majority equity interest in a child care company in the Netherlands and a subsequent follow-on acquisition of the remaining minority equity interests and to make certain other related changes. Interest on the outstanding senior notes is payable quarterly at a rate of 13.0% in arrears on March 31, June 30, September 30 and December 31 of each year. On each interest payment date on or before May 28, 2013, Bright Horizons Capital Corp. may elect to pay such interest in cash or for such interest to be added to principal. The outstanding senior notes are not guaranteed by any of our subsidiaries.

Covenants

The indenture governing the outstanding senior notes contain a number of covenants that, among other things and subject to certain exceptions, restrict Bright Horizons Capital Corp.’s ability and the ability of its restricted subsidiaries to:

•	incur certain liens;

•	make investments, loans, advances and acquisitions;

•	incur additional indebtedness or guarantees;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or any subordinated indebtedness;

•	engage in transactions with affiliates;

•	sell assets, including capital stock of Bright Horizons Capital Corp.’s subsidiaries;

•	enter into agreements restricting Bright Horizons Capital Corp.’s restricted subsidiaries’ ability to pay dividends; and

•	consolidate, merge or transfer all or substantially all of Bright Horizons Capital Corp.’s assets and the assets of its subsidiaries.

The senior notes were originally issued in a private placement. After the occurrence of certain trigger events, including the completion of an initial public offering of the Company, we have agreed to file a registration statement with the SEC, upon demand by the noteholders to permit either the exchange of the original notes for registered notes having substantially the same terms, or the registered resale of the original notes. The exchange of notes or registration covering resales of the original notes must be completed within certain time periods or additional interest may accrue, not to exceed 1.0% per annum.

Optional Redemption

We may redeem the outstanding senior notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount of senior notes to be redeemed) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed on or after any of the dates below until the subsequent date below:

Year	Percentage
May 28, 2012	106.500%
May 28, 2013	104.333%
May 28, 2014	102.167%
May 28, 2015 and thereafter	100.000%

We intend to use the net proceeds of this offering to redeem all of the outstanding senior notes. See “Use of Proceeds.”

Change of Control and Asset Sale Offers

If we experience certain kinds of changes in control, we must offer to purchase the outstanding senior notes at 101% of their principal amount, plus accrued and unpaid interest.

If Bright Horizons Capital Corp. or its restricted subsidiaries engage in certain asset sales, Bright Horizons Capital Corp. generally must either invest the net cash proceeds from such sales in its business within a period of time, prepay certain debt or, when the excess proceeds from such asset sales exceeds $15.0 million, make an offer to purchase a principal amount of the outstanding senior notes equal to the excess net cash proceeds, subject to certain exceptions. The purchase price of the outstanding senior notes will be 100% of their principal amount, plus any accrued and unpaid interest.

This summary describes the material provisions of the senior notes but may not contain all information that is important to you. We urge you to read the provisions of the indenture governing these senior notes, which is filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

Senior Subordinated Notes

General

On May 28, 2008, Bright Horizons Family Solutions LLC, our wholly-owned indirect subsidiary, issued $300.0 million face amount of 11.5% senior subordinated notes that mature on May 28, 2018, which we refer to in this prospectus as the “senior subordinated notes.” On July 14, 2011, we entered into a supplemental indenture to the indenture governing the senior subordinated notes in order to permit the acquisition of a majority equity interest in a child care company in the Netherlands, a subsequent follow-on acquisition of the remaining minority equity interests and to make certain other related changes. Interest on the outstanding senior subordinated notes is payable quarterly at a rate of 11.5% in arrears on March 31, June 30, September 30 and December 31 of each year. The outstanding senior subordinated notes are guaranteed, jointly and severally, on an unsecured subordinated basis by Bright Horizons Capital Corp. and all of Bright Horizons Family Solutions LLC’s existing and subsequently acquired or organized restricted subsidiaries that guarantee our senior credit facilities or certain other indebtedness of Bright Horizons Family Solutions LLC or any guarantor.

Covenants

The indenture governing the outstanding senior subordinated notes contains a number of covenants that, among other things and subject to certain exceptions, restrict Bright Horizons Family Solutions LLC’s ability and the ability of its restricted subsidiaries to:

•	incur certain liens;

•	make investments, loans, advances and acquisitions;

•	incur additional indebtedness or guarantees;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or any subordinated indebtedness;

•	engage in transactions with affiliates;

•	sell assets, including capital stock of Bright Horizons Family Solutions LLC’s subsidiaries;

•	enter into agreements restricting Bright Horizons Family Solutions LLC’s restricted subsidiaries’ ability to pay dividends; and

•	consolidate, merge or transfer all or substantially all of Bright Horizons Family Solutions LLC’s assets and the assets of its subsidiaries.

The senior subordinated notes were originally issued in a private placement. After the occurrence of certain trigger events, including the completion of an initial public offering of the Company, we have agreed to file a registration statement with the SEC, upon demand by the noteholders, to permit either the exchange of the original notes for registered notes having substantially the same terms, or the registered resale of the original notes. The exchange of notes or registration covering resales of the original notes must be completed within certain time periods or additional interest may accrue, not to exceed 1% per annum.

Optional Redemption

We may redeem the outstanding senior subordinated notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount of senior subordinated notes to be redeemed) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed on or after any of the dates below until the subsequent date below:

Year	Percentage
May 28, 2013	105.750%
May 28, 2014	103.833%
May 28, 2015	101.917%
May 28, 2016 and thereafter	100.000%

Prior to May 28, 2013, we may redeem our senior subordinated notes, in whole or in part, at a price equal to 100% of the principal amount thereof, plus a “make-whole” premium, plus accrued and unpaid interest.

Change of Control and Asset Sale Offers

If we experience certain kinds of changes in control, we must offer to purchase the outstanding senior subordinated notes at 101% of their principal amount, plus accrued and unpaid interest.

If Bright Horizons Family Solutions LLC or its restricted subsidiaries engage in certain asset sales, Bright Horizons Family Solutions LLC generally must either invest the net cash proceeds from such sales in its business within a period of time, prepay certain debt or, when the excess proceeds from such asset sales exceeds $15.0 million, make an offer to purchase a principal amount of the outstanding senior subordinated notes equal to the excess net cash proceeds, subject to certain exceptions. The purchase price of the outstanding senior subordinated notes will be 100% of their principal amount, plus accrued and unpaid interest.

This summary describes the material provisions of the senior subordinated notes but may not contain all information that is important to you. We urge you to read the provisions of the indenture governing these senior subordinated notes, which is filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

International Credit Facility

Our majority-owned subsidiary in the Netherlands, which we acquired in 2011, maintains a revolving credit facility with ABN AMRO Bank N.V., based in the Netherlands, consisting of a €1.0 million general facility to support working capital and letter of credit requirements, and a €2.0 million current account facility to support the construction and fit out of new child care centers. The current account facility is secured by a right of offset against all accounts we maintain at the lending bank and by an additional pledge of certain equipment. At September 30, 2012, there were no amounts outstanding under the facility.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of December 1, 2012 but after giving effect to the reclassification as if it had occurred on that date by (i) such persons known to us to be beneficial owners of more than 5% of our common stock, (ii) each of our directors and named executive officers, and (iii) all of our directors and executive officers as a group.

Prior to this offering, our stockholders agreement provided that significant corporate decisions, including the election of directors, were required to be taken in accordance with the direction of investment funds affiliated with the Sponsor. In connection with this offering, many of these provisions of the stockholders agreement will terminate. See “Related Party Transactions.”

Unless otherwise indicated below, the address for each listed director, officer and stockholder is c/o Bright Horizons Family Solutions Inc., 200 Talcott Avenue South, Watertown, Massachusetts 02472. Beneficial ownership has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after December 1, 2012 through the exercise of any option, warrant or other right. For purposes of calculating each person’s or group’s percentage ownership, shares of common stock issuable pursuant to options exercisable within 60 days after December 1, 2012 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares shown as beneficially owned. For more information regarding the terms of our common stock, see “Description of Capital Stock.” For more information regarding our relationship with certain of the persons named below, see “Related Party Transactions.”

The numbers listed below are based on 52,771,119 shares of our common stock outstanding as of December 1, 2012 after giving effect to the reclassification as if it had occurred on that date. As of December 1, 2012, prior to giving effect to the reclassification, we had outstanding 11,946,135 shares of Class A common stock and 1,327,115 shares of Class L common stock.

Name and Address of Beneficial Owner	Shares Owned Before the Offering		Shares Owned After the Offering (no option exercise)		Shares Owned After the Offering (full option exercise)
	Number	Percentage	Number	Percentage	Number	Percentage
Beneficial owners of 5% or more of our common stock:
Bain Capital Fund X, L.P. and related funds(1)	51,559,364	97.7%	51,559,364	82.0%	51,559,364	80.1%

Directors and Named Executive Officers:
Lawrence Alleva	—	*	—	*	—	*
Joshua Bekenstein(2)	—	*	—	*	—	*
Roger Brown(3)	339,333	*	339,333	*	339,333	*
Jordan Hitch(2)	—	*	—	*	—	*
David Humphrey(2)	—	*	—	*	—	*
Marguerite Kondracke(4)	4,135	*	4,135	*	4,135	*
Sara Lawrence-Lightfoot(5)	4,135	*	4,135	*	4,135	*
David Lissy(6)	712,989	1.3%	712,989	1.1%	712,989	1.1%
Linda Mason(7)	339,333	*	339,333	*	339,333	*
Mary Ann Tocio(8)	677,281	1.3%	677,281	1.1%	677,281	1.0%
Elizabeth Boland(9)	258,417	*	258,417	*	258,417	*
All executive officers and directors as a group (13 persons)(10)	2,170,804	4.0%	2,170,804	3.4%	2,170,804	3.3%

*	Indicates less than one percent
(1)

The shares included in the table consist of: (i) 50,963,799 shares of common stock owned by Bain Capital Fund X, L.P., whose managing partner is Bain Capital Partners X, L.P., whose managing partner is Bain Capital Investors, LLC (“BCI”), (ii) 6,759 shares of common stock owned by BCIP Associates-G, whose managing partner is BCI, (iii) 357,758 shares of common stock owned by BCIP Associates III, LLC, whose manager is BCIP Associates III, (iv) 64,948 shares of common stock owned by BCIP Associates III-B LLC, whose manager is BCIP Associates III-B, (v) 155,342 shares of common stock owned by BCIP T Associates III, LLC, whose manager is BCIP Trust Associates III and (vi) 10,758 shares of common stock owned by BCIP T Associates III-B, LLC whose managing partner is BCIP Trust Associates III-B. BCI is the managing partner of BCIP Associates III, BCIP Associates, III-B, BCIP Trust Associates III and BCIP Trust Associates III-B. As a result of the relationships described above, BCI may be deemed to share beneficial ownership of the shares held by each of Bain Capital Fund X, L.P., BCIP Associates-G, BCIP Associates III, LLC, BCIP Associates III-B, LLC, BCIP T Associates III, LLC and BCIP T Associates III-B, LLC (collectively, the “Bain Capital Entities”). As of December 1, 2012 and prior to giving effect to the reclassification, the Bain Capital Entities collectively owned 11,670,003 shares of our Class A common stock and 1,296,667 shares of our Class L common stock. Voting and investment determinations with respect to the shares held by the Bain Capital Entities are made by an investment committee comprised of the following managing directors of BCI: Andrew Balson, Steven Barnes, Joshua Bekenstein, Lois Brenner, John Connaughton, Todd Cook, Paul Edgerley, Christopher Gordon, Blair Hendrix, Jordan Hitch, David Humphrey, John Kilgallon, Lewis Klessel, Matthew Levin, Ian Loring, Phillip Loughlin, Seth Meisel, Mark Nunnelly, Stephen Pagliuca, Ian Reynolds, Mark Verdi and Stephen Zide. As a result, and by virtue of the relationships described in this footnote, the investment committee of BCI may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Each of the members of the investment committee of BCI disclaims beneficial ownership of such shares. Each of the Bain Capital Entities has an address c/o Bain Capital Partners, LLC, 200 Clarendon Street, Boston, MA 02116.

(2)	Does not include shares of common stock held by the Bain Capital Entities. Each of Messrs. Bekenstein, Hitch and Humphrey is a Managing Director and serves on the investment committee of BCI and as a result, and by virtue of the relationships described in footnote (1) above, may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. Each of Messrs. Bekenstein, Hitch and Humphrey disclaims beneficial ownership of the shares held by the Bain Capital Entities. The address for Messrs. Bekenstein, Hitch and Humphrey is c/o Bain Capital Partners, LLC, 200 Clarendon Street, Boston, MA 02116.
(3)	Includes (i) 34,712 shares held by the Roger H. Brown, Jr. Trust dated August 7, 1996, (ii) 177,103 shares held by the Linda A. Mason Trust dated August 7, 1996, (iii) 88,193 shares that may be acquired by Mr. Brown upon the exercise of outstanding options, and (iv) 39,325 shares that may be acquired by Ms. Mason, Mr. Brown’s spouse, upon the exercise of outstanding options. The share amounts in the table do not reflect options to purchase 7,793 shares held by Mr. Brown and options to purchase 25,925 shares held by Ms. Mason that will vest and become immediately exercisable as a result of the performance vesting condition being satisfied upon the completion of this offering. As of December 1, 2012 and prior to giving effect to the reclassification, Mr. Brown beneficially owned 76,806 shares of our Class A common stock and 8,534 shares of our Class L common stock, including (i) 7,857 shares of Class A common stock and 873 shares of Class L common stock held by the Roger H. Brown, Jr. Trust dated August 7, 1996, (ii) 40,086 shares of Class A common stock and 4,454 shares of Class L common stock held by the Linda A. Mason Trust dated August 7, 1996, (iii) 19,962 shares of Class A common stock and 2,218 shares of Class L common stock that may be acquired by Mr. Brown upon the exercise of outstanding options, and (iv) 8,901 shares of Class A common stock and 989 shares of Class L common stock that may be acquired by Ms. Mason upon the exercise of outstanding options.
(4)	Includes 4,135 shares of common stock that can be acquired upon the exercise of outstanding options. The share amounts included in the table do not reflect options to purchase 4,135 shares of our common stock that will vest and become immediately exercisable as a result of the performance vesting condition being satisfied upon the completion of this offering. As of December 1, 2012 and prior to giving effect to the reclassification, Ms. Kondracke beneficially owned 936 shares of Class A common stock and 104 shares of Class L common stock, all of which can be acquired upon the exercise of outstanding options.
(5)	Includes 4,135 shares of common stock that can be acquired upon the exercise of outstanding options. The share amounts included in the table do not reflect options to purchase 4,135 shares of our common stock that will vest and become immediately exercisable as a result of the performance vesting condition being satisfied upon the completion of this offering. As of December 1, 2012 and prior to giving effect to the reclassification, Dr. Lawrence-Lightfoot beneficially owned 936 shares of Class A common stock and 104 shares of Class L common stock, all of which can be acquired upon the exercise of outstanding options.
(6)

Includes 375,322 shares of common stock that can be acquired upon the exercise of outstanding options. The share amounts included in the table do not reflect options to purchase 241,758 shares of our common stock that will vest and become immediately exercisable as a result of the performance vesting condition being satisfied upon the completion of this offering. As of December 1, 2012 and prior to giving effect to the reclassification, Mr. Lissy beneficially owned 161,379 shares of Class A common stock and 17,931 shares of Class L common stock, including 84,951 shares of Class A common stock and 9,439 shares of Class L common stock that can be acquired upon the exercise of outstanding options.

(7)	Includes (i) 177,103 shares held by the Linda A. Mason, Jr. Trust dated August 7, 1996, (ii) 34,712 shares held by the Roger H. Brown Trust dated August 7, 1996, (iii) 39,325 shares that may be acquired by Ms. Mason upon the exercise of outstanding options, and (iv) 88,193 shares that may be acquired by Mr. Brown, Ms. Mason’s spouse, upon the exercise of outstanding options. The share amounts in the table do not reflect options to purchase 25,925 shares held by Ms. Mason and options to purchase 7,793 shares held by Mr. Brown that will vest and become immediately exercisable as a result of the performance vesting condition being satisfied upon the completion of this offering. As of December 1, 2012 and prior to giving effect to the reclassification, Ms. Mason beneficially owned 76,806 shares of our Class A common stock and 8,534 shares of our Class L common stock, including (i) 40,086 shares of Class A common stock and 4,454 shares of Class L common stock held by the Linda A. Mason Trust dated August 7, 1996, (ii) 7,857 shares of Class A common stock and 873 shares of Class L common stock held by the Roger H. Brown, Jr. Trust dated August 7, 1996, (iii) 19,962 shares of Class A common stock and 2,218 shares of Class L common stock that may be acquired by Mr. Brown upon the exercise of outstanding options, and (iv) 8,901 shares of Class A common stock and 989 shares of Class L common stock that may be acquired by Ms. Mason upon the exercise of outstanding options.
(8)	Includes 426,815 shares of common stock that can be acquired upon the exercise of outstanding options. The share amounts included in the table do not reflect options to purchase 227,125 shares of our common stock that will vest and become immediately exercisable as a result of the performance vesting condition being satisfied upon the completion of this offering. As of December 1, 2012 and prior to giving effect to the reclassification, Ms. Tocio beneficially owned 153,297 shares of Class A common stock and 17,033 shares of Class L common stock, including 96,606 shares of Class A common stock and 10,734 shares of Class L common stock that can be acquired upon the exercise of outstanding options.
(9)	Includes 139,566 shares of common stock that can be acquired upon the exercise of outstanding options. The share amounts included in the table do not reflect options to purchase 113,800 shares of our common stock that will vest and become immediately exercisable as a result of the performance vesting condition being satisfied upon the completion of this offering. As of December 1, 2012 and prior to giving effect to the reclassification, Ms. Boland beneficially owned 57,042 shares of Class A common stock and 6,338 shares of Class L common stock, including 30,141 shares of Class A common stock and 3,349 shares of Class L common stock that can be acquired upon the exercise of outstanding options.
(10)	Includes 1,200,120 shares of common stock that can be acquired upon the exercise of outstanding options. The share amounts included in the table do not reflect options to purchase 736,124 shares of our common stock that will vest and become immediately exercisable as a result of the performance vesting condition being satisfied upon the completion of this offering. As of December 1, 2012 and prior to giving effect to the reclassification, all executive officers and directors as a group beneficially owned 489,897 shares of Class A common stock and 45,934 shares of Class L common stock, including 271,638 shares of Class A common stock and 30,182 shares of Class L common stock that can be acquired upon the exercise of outstanding options.

DESCRIPTION OF CAPITAL STOCK

General

Upon the closing of this offering, the total amount of our authorized capital stock will consist of 475,000,000 shares of common stock, par value $0.001 per share and 25,000,000 shares of undesignated preferred stock. As of September 30, 2012, before giving effect to the reclassification, we had outstanding 11,946,135 shares of Class A common stock and 1,327,115 shares of Class L common stock. In connection with the reclassification, all of the outstanding Class A common stock and Class L common stock was reclassified into 52,771,119 shares of common stock. See “The Reclassification.” As of September 30, 2012, we had 24 stockholders of record of Class A common stock and 23 stockholders of record of Class L common stock and had outstanding options to purchase 1,145,763 shares of Class A common stock and 127,307 shares of Class L common stock which options were exercisable at a weighted average exercise price of $5.96 per share of Class A common stock and $496.34 per share of Class L common stock.

After giving effect to this offering, we will have 62,871,119 shares of common stock and no shares of preferred stock outstanding. The following summary describes all material provisions of our capital stock. We urge you to read our certificate of incorporation and our by-laws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Our certificate of incorporation and by-laws will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors. These provisions include a classified board of directors, elimination of stockholder action by written consents (except in limited circumstances), elimination of the ability of stockholders to call special meetings (except in limited circumstances), advance notice procedures for stockholder proposals and supermajority vote requirements for amendments to our certificate of incorporation and by-laws.

Common Stock

Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine.

Voting Rights.    Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights.

Preemptive Rights.    Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights.    Our common stock will be neither convertible nor redeemable.

Liquidation Rights.    Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Listing.    We intend to list our common stock on the New York Stock Exchange under the symbol “BFAM.”

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-Takeover Effects of our Certificate of Incorporation and By-laws

Our certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

These provisions include:

Classified Board.    Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Upon completion of this offering, our board of directors will have ten members.

Action by Written Consent; Special Meetings of Stockholders.    Our certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once investment funds affiliated with the Sponsor cease to beneficially own more than 50% of our outstanding shares. Our certificate of incorporation and the by-laws will also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman or vice-chairman of the board, the chief executive officer, or pursuant to a resolution adopted by a majority of the board of directors or, until the date that investment funds affiliated with the Sponsor cease to beneficially own more than 50% of our outstanding shares, at the request of holders of 50% or more of our outstanding shares. Except as described above, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

Removal of Directors.    Our certificate of incorporation will provide that our directors may be removed only for cause by the affirmative vote of at least 75% of the voting power of our outstanding shares of capital stock, voting together as a single class. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board.

Advance Notice Procedures.    Our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Super Majority Approval Requirements.    The Delaware General Corporation Law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws requires a greater percentage. Our certificate of incorporation and by-laws will provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions once investment funds affiliated with the Sponsor cease to beneficially own more than 50% of our outstanding shares. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations with Interested Stockholders.    We have elected in our certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our certificate of incorporation will contain provisions that have the same effect as Section 203, except that they provide that our Sponsor, certain of its transferees, and its affiliates will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Exclusive Forum.    Our certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our by-laws, or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable.

Corporate Opportunities

Our restated certificate of incorporation will provide that we renounce any interest or expectancy of the Company in the business opportunities of the Sponsor and of its officers, directors, agents, shareholders, members, partners, affiliates and subsidiaries and each such party shall not have any obligation to offer us those opportunities unless presented to a director or officer of the Company in his or her capacity as a director or officer of the Company.

Limitations on Liability and Indemnification of Officers and Directors

Our restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers. We expect to increase our directors’ and officers’ liability insurance coverage prior to the completion of this offering.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Wells Fargo Shareowner ServicesSM. Its address is Shareowner Services, PO Box 64874, St. Paul, MN 55164-0854. Its telephone number is 1-800-401-1957.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the closing of this offering, we will have outstanding an aggregate of approximately 62,871,119 shares of common stock. In addition, options and warrants to purchase an aggregate of approximately 5,389,289 shares of our common stock will be outstanding as of the closing of this offering. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which we summarize below. All of these shares will be subject to lock-up agreements described below.

Taking into account the lock-up agreements described below, and assuming Goldman, Sachs & Co., J.P. Morgan Securities LLC and Barclays Capital Inc. do not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times, subject to the provisions of Rule 144 and Rule 701:

Date Available for Resale	Shares Eligible For Sale	Comment
On the date of this offering (January 24,
2013)	181,185	Shares eligible for sale under Rule 144 and Rule 701
180 days after the date of this offering (July 23, 2013), subject to certain exceptions and automatic extensions
as described below	52,589,934	Lock-up released, shares eligible for sale under Rule 144 (subject, in some instances, to volume limitations) and Rule 701

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

Approximately 181,185 shares of our common stock that are not subject to the lock-up agreements described above will be eligible for sale under Rule 144 immediately upon the closing of this offering.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 628,711 shares immediately after this offering; and

•

the average weekly trading volume in our common stock on the New York Stock Exchange during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Lock-Up Agreements

Our officers, directors and other stockholders owning an aggregate of 52,589,934 shares of our common stock will be subject to lock-up agreements with the underwriters that will restrict the sale of the shares of our common stock held by them for 180 days, subject to certain exceptions and automatic extensions. See “Underwriting” for a description of these lock-up agreements.

Registration Statements on Form S-8

Immediately after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our Amended and Restated 2008 Equity Incentive Plan and our 2012 Omnibus Long-Term Incentive Plan. This registration statement is expected to cover approximately 10,100,000 shares. Shares registered under the registration statement will generally be available for sale in the open market after the 180-day lock-up period immediately following the date of this prospectus (as such period may be extended in certain circumstances).

Registration Rights

Beginning 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances, holders of 52,771,119 shares of our common stock will be entitled to the rights described under “Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of our common stock. This summary is based upon the Internal Revenue Code, the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change at any time, possibly on a retroactive basis.

This summary assumes that shares of our common stock are held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates, tax-exempt organizations, pension plans, “controlled foreign corporations”, “passive foreign investment companies”, corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, or holders subject to the alternative minimum or the unearned income Medicare contribution tax). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address estate and gift tax considerations or considerations under the tax laws of any state, local or non-U.S. jurisdiction.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of common stock that for U.S. federal income tax purposes is not classified as a partnership and is not:

•	an individual who is a citizen or resident of the United States;

•

a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain a ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our common stock.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on Our Common Stock

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will first reduce the holder’s adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any such distribution would also be subject to the discussion below under the section titled “—Additional Withholding and Reporting Requirements.”

Dividends paid to a Non-U.S. Holder generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or our agent, as the case may be, with the appropriate IRS Form W-8, such as:

•	IRS Form W-8BEN (or successor form) certifying, under penalties of perjury, a reduction in withholding under an applicable income tax treaty, or

•

IRS Form W-8ECI (or successor form) certifying that a dividend paid on common stock is not subject to withholding tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. tax rates as described below).

The certification requirement described above must be provided to us or our agent prior to the payment of dividends and must be updated periodically. The certification also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that hold shares of our common stock through intermediaries or are pass-through entities for U.S. federal income tax purposes.

Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If dividends are effectively connected with a trade or business in the United States of a Non-U.S. Holder (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if a Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) of its earnings and profits in respect of such effectively connected dividend income.

Non-U.S. Holders that do not timely provide us or our agent with the required certification, but which are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussion below under the section titled “—Additional Withholding and Reporting Requirements”, in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) we are or have been a “United States real property holding corporation”, as defined in the Internal Revenue Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period in the shares of our common stock, and certain other requirements are met, or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain on a net income basis in the same manner as if it were a resident of the United States and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to any earnings and profits attributable to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as USRPHC so long as our common stock is regularly traded on an established securities market at any time during the calendar year in which the disposition occurs and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the shorter of the five year period ending on the date of disposition and the holder’s holding period. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Additional Withholding and Reporting Requirements

Legislation enacted in March 2010 (commonly referred to as “FATCA”) generally will impose U.S. federal withholding at a rate of 30% on payments to certain non-U.S. entities (including certain intermediaries) of dividends on and the gross proceeds from a sale or other disposition of our common stock, unless such persons comply with a complicated U.S. information reporting, disclosure and certification regime. This new regime requires, among other things, a broad class of persons to enter into agreements with the IRS to obtain disclose and report information about their investors and account holders. This new regime and its requirements are different from and in addition to the certification requirements described elsewhere in this discussion. As currently proposed, the FATCA withholding rules would apply to dividend payments on our common stock, if any, paid after December 31, 2013, and to payments of gross proceeds from the sale or other disposition of our common stock that occurs after December 31, 2016.

Although administrative guidance and proposed regulations have been issued, regulations implementing the new FATCA regime have not yet been finalized and the exact scope of these rules remains unclear and potentially subject to material changes. Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our common stock paid to the holder and the tax withheld, if any, with respect to the distributions. Non-U.S. Holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Internal Revenue Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to the U.S. withholding tax, as described above under the section titled “—Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or, in which the Non-U.S. Holder is incorporated, under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

Common stock owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes unless an applicable estate or other tax treaty provides otherwise, and therefore, may be subject to U.S. federal estate tax.

UNDERWRITING

The company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities LLC and Barclays Capital Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	2,323,000
J.P. Morgan Securities LLC	2,323,000
Barclays Capital Inc.	1,818,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,111,000
Credit Suisse Securities (USA) LLC	1,111,000
Robert W. Baird & Co. Incorporated	429,250
BMO Capital Markets Corp.	429,250
Stifel, Nicolaus & Company, Incorporated	429,250
SMBC Nikko Capital Markets Limited	126,250

Total	10,100,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 1,515,000 shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,515,000 additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$1.485	$1.485
Total	$14,998,500	$17,248,275

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.891 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, and holders of substantially all of the company’s common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees and certain other persons who are otherwise associated with us through a directed share program. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

The 180-day restricted period described in the second preceding paragraph will be automatically extended if, during any period that the Company is not an emerging growth company, (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “BFAM”. In order to meet one of the requirements for listing the common stock on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on a stock exchange, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our total expenses for this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses but excluding underwriting discounts and commissions, will be approximately $5,000,000.

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Relationships with the Underwriters

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory,

investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In addition, we expect that certain of the underwriters and their affiliates will act in various capacities under the new senior secured credit facilities if we are able to consummate such facilities. We expect that Goldman, Sachs & Co., J.P. Morgan Securities LLC and/or their respective affiliates will act as joint lead arrangers and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC, and/or their respective affiliates, will act as joint bookrunners, for which they will receive customary compensation. Affiliates of certain of the underwriters are also expected to act as lenders under the new senior secured credit facilities. An affiliate of Goldman, Sachs & Co. acted as sole lead arranger of our existing senior credit facilities.

Certain affiliates of Goldman, Sachs & Co. will receive all or a substantial portion of the net proceeds of this offering. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority. See “Conflict of Interest.”

Certain of the underwriters have historically been customers of ours, and the underwriters may engage in transactions with us in the ordinary course of our business.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

SMBC Nikko Capital Markets Limited is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering is within the United States, as facilitated by an affiliated U.S. registered broker-dealer, SMBC Nikko Securities America, Inc. (“SMBC Nikko-SI”), as permitted under applicable law. To that end, SMBC Nikko Capital Markets Limited and SMBC Nikko-SI have entered into an agreement pursuant to which SMBC Nikko-SI provides certain advisory and/or other services with respect to this offering. In return for the provision of such services by SMBC Nikko-SI, SMBC Nikko Capital Markets Limited will pay to SMBC Nikko-SI a mutually agreed fee.

CONFLICT OF INTEREST

Certain affiliates of Goldman, Sachs & Co. beneficially own all of the Bright Horizons Family Solutions LLC 11.5% senior subordinated notes due 2018 and the Bright Horizons Capital Corp. 13.0% senior notes due 2018. Goldman, Sachs & Co. is an underwriter in this offering and will be deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. We intend to use the net proceeds of this offering to redeem all of the outstanding principal amount of the 13.0% senior notes due 2018 and to pay accrued interest thereon. See “Use of Proceeds.” As a result, certain affiliates of Goldman, Sachs & Co. will receive all or a substantial portion of the net proceeds of this offering. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc. Rule 5121 requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. J.P. Morgan Securities LLC has agreed to act as a “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering. Goldman, Sachs & Co. will not confirm sales of the shares to any account over which they exercise discretionary authority without the prior written approval of the customer.

LEGAL MATTERS

The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Some attorneys of Ropes & Gray LLP are members in RGIP, LLC, which is a direct investor in Bright Horizons Family Solutions Inc. and is also an investor in certain investment funds affiliated with Bain Capital Partners, LLC. RGIP, LLC directly and indirectly owns less than 1% of our common stock. The validity of the common stock offered hereby will be passed upon on behalf of the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2010 and 2011, and for each of the three years in the period ended December 31, 2011, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Huntyard Limited as of December 31, 2011 and 2010 and for the years then ended included in this prospectus have been so included in reliance on the reports of BDO LLP, United Kingdom, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement and the exhibits and schedules filed as a part thereof. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We are not currently subject to the informational requirements of the Securities Exchange Act of 1934. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s website at www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Bright Horizons Family Solutions Inc.

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated balance sheets as of December 31, 2010 and December 31, 2011, and unaudited balance sheet as of September 30, 2012	F-3

Consolidated statements of operations for the fiscal years ended December 31, 2009, December  31, 2010 and December 31, 2011, and unaudited statements of operations for the nine months ended September 30, 2011 and September 30, 2012

F-4

Consolidated statements of comprehensive (loss) income for the fiscal years ended December 31, 2009,  December 31, 2010 and December 31, 2011, and unaudited statements of comprehensive (loss) income for the nine months ended September 30, 2011 and September 30, 2012

F-5

Consolidated statements of changes in stockholders’ equity (deficit) for the fiscal years ended December 31, 2009, December 31, 2010 and December 31, 2011 and unaudited statements of changes in stockholders’ equity (deficit) for the nine months ended September 30, 2012

F-6

Consolidated statements of cash flows for the fiscal years ended December 31, 2009, December  31, 2010 and December 31, 2011 and consolidated unaudited statements of cash flows for the nine months ended September 30, 2011 and September 30, 2012

F-8

Notes to audited consolidated financial statements as of December 31, 2010 and December  31, 2011 and for the fiscal years ended December 31, 2009, December 31, 2010 and December 31, 2011 and the unaudited consolidated financial statements as of September 30, 2012 and for the nine months ended September  30, 2011 and September 30, 2012

F-9

Huntyard Limited

Report of Independent Registered Public Accounting Firm	F-45

Consolidated profit and loss accounts for the fiscal years ended December 31, 2011 and December 31, 2010	F-46

Consolidated statements of total recognized gains and losses for the fiscal years ended December 31, 2011 and December 31, 2010	F-47

Consolidated balance sheets as of December 31, 2010 and December 31, 2011	F-48

Consolidated statements of cash flows for the fiscal years ended December 31, 2011 and December 31, 2010	F-51

Notes to consolidated financial statements for the fiscal years ended December 31, 2010 and December 31, 2011	F-52

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Bright Horizons Family Solutions Inc.

Watertown, Massachusetts

We have audited the accompanying consolidated balance sheets of Bright Horizons Family Solutions Inc. (the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, comprehensive (loss) income, changes in stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bright Horizons Family Solutions Inc. as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

August 30, 2012

(January 11, 2013 as to Note 18)

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,		September 30, 2012	Pro Forma September 30, 2012
	2010	2011
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$15,438	$30,448	$45,057
Accounts receivable—net	59,122	60,656	47,988
Income taxes receivable	18,118	17	-
Prepaid expenses and other current assets	20,104	20,485	24,440
Prepaid income taxes	8,862	2,070	204
Current deferred income taxes	9,498	10,529	11,196

Total current assets	131,142	124,205	128,885

Fixed assets—net	219,837	237,157	328,358
Goodwill	887,895	947,371	991,967
Other intangibles—net	475,115	453,117	440,067
Deferred income taxes	204	1,814	1,632
Other assets	7,499	7,500	8,694

Total assets	$1,721,692	$1,771,164	$1,899,603

LIABILITIES, NONCONTROLLING INTEREST AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt	$3,654	$4,814	$850
Line of credit payable	18,500	-	-
Accounts payable and accrued expenses	73,688	89,033	102,956
Deferred revenue	82,306	90,845	83,555
Other current liabilities	7,715	8,980	14,787

Total current liabilities	185,863	193,672	202,148

Long-term debt	773,304	794,443	898,047
Accrued rent and related obligations	15,194	18,580	21,985
Other long-term liabilities	18,473	22,526	24,374
Deferred revenue	4,251	3,878	4,104
Deferred income taxes	160,407	156,144	143,025

Total liabilities	1,157,492	1,189,243	1,293,683

Commitments and contingencies (Note 14)

Redeemable noncontrolling interest	-	15,527	15,825

Common stock, Class L, $0.001 par value, at accreted distribution value:
Authorized: 5,000,000 shares; no shares authorized pro forma
Issued: 1,318,442, 1,318,970, and 1,327,115 shares at December 31, 2010 and 2011 and September 30, 2012, respectively; no shares issued pro forma
Outstanding: 1,317,053, 1,317,581, and 1,327,115 shares at December 31, 2010 and 2011 and September 30, 2012, respectively; no shares outstanding pro forma	699,533	772,422	832,516	-

Stockholders’ deficit:
Common stock, Class A, $0.001 par value:
Authorized: 50,000,000 shares
Issued: 6,021,984, 6,024,395 and 6,062,653 shares at December 31, 2010 and 2011 and September 30, 2012, respectively; 52,771,119 issued pro forma
Outstanding: 6,015,640, 6,018,051 and 6,062,653 shares at December 31, 2010 and 2011 and September 30, 2012, respectively; 52,771,119 outstanding pro forma	12	12	12	53
Additional paid-in capital	125,734	126,926	144,318	976,793
Treasury stock, at cost: 6,344 Class A shares at December 31, 2010 and 2011; and 0 Class A shares at September 30, 2012	(125)	(125)	-	-
Accumulated other comprehensive loss	(10,357)	(14,161)	(8,998)	(8,998)
Accumulated deficit	(250,597)	(318,680)	(377,753)	(377,753)

Total stockholders’ deficit	(135,333)	(206,028)	(242,421)	590,095

Total liabilities, noncontrolling interest, common stock and stockholders’ deficit	$1,721,692	$1,771,164	$1,899,603

See notes to consolidated financial statements.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data)

	Years ended December 31,			Nine months ended September 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Revenue	$852,323	$878,159	$973,701	$724,816	$797,512
Cost of services	672,793	698,264	766,500	571,015	614,847

Gross profit	179,530	179,895	207,201	153,801	182,665
Selling, general and administrative expenses	82,798	83,601	92,938	69,050	94,847
Amortization	29,960	27,631	27,427	20,697	20,298

Income from operations	66,772	68,663	86,836	64,054	67,520
Gains from foreign currency transactions	-	-	835	871	-
Interest income	132	28	824	29	106
Interest expense	(83,228)	(88,999)	(82,908)	(63,146)	(61,808)

Income (loss) before income taxes	(16,324)	(20,308)	5,587	1,808	5,818
Income tax benefit (expense)	6,789	10,314	(825)	(916)	(1,536)

Net (loss) income	(9,535)	(9,994)	4,762	892	4,282
Net income attributable to noncontrolling interest	-	-	3	92	294

Net income (loss) attributable to Bright Horizons Family Solutions Inc.	$(9,535)	$(9,994)	$4,759	$800	$3,988

Accretion of Class L preference	58,559	64,712	71,568	52,856	58,401
Accretion of Class L preference for vested options	1,171	1,251	1,274	944	4,660

Net loss available to common shareholders	$(69,265)	$(75,957)	$(68,083)	$(53,000)	$(59,073)

Allocation of net (loss) income to common stockholders—basic and diluted:
Class L	$58,559	$64,712	$71,568	$52,856	$58,401
Class A	$(69,265)	$(75,957)	$(68,083)	$(53,000)	$(59,073)
Earnings (loss) per share:
Class L—basic and diluted	$44.52	$49.21	$54.33	$40.13	$44.05
Class A—basic and diluted	$(11.53)	$(12.64)	$(11.32)	$(8.81)	$(9.75)
Weighted average number of common shares outstanding:
Class L—basic and diluted	1,315,267	1,315,153	1,317,273	1,317,170	1,325,903
Class A—basic and diluted	6,007,482	6,006,960	6,016,733	6,016,175	6,057,128
Pro Forma net income per share
Basic			$0.09		$0.08
Diluted			$0.09		$0.07
Pro Forma weighted average common shares outstanding
Basic			52,378,815		53,001,469
Diluted			53,039,620		53,263,168

See notes to consolidated financial statements.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands)

	Years ended December 31,			Nine months ended September 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Net (loss) income	$(9,535)	$(9,994)	$4,762	$892	$4,282
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	4,185	(1,799)	(5,343)	(1,722)	5,168

Comprehensive (loss) income	(5,350)	(11,793)	(581)	(830)	9,450
Less comprehensive loss attributable to noncontrolling interest	-	-	1,536	(88)	(298)

Comprehensive (loss) income attributable to Bright Horizons Family Solutions Inc.	$(5,350)	$(11,793)	$955	$(918)	$9,152

Accretion of Class L preference	58,559	64,712	71,568	52,856	58,401
Accretion of Class L preference for vested options	1,171	1,251	1,274	944	4,660

Comprehensive (loss) attributable to common shareholders	$(65,080)	$(77,756)	$(71,887)	$(54,718)	$(53,909)

See notes to consolidated financial statements.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share data)

	Common Stock Class A		Additional Paid In Capital	Treasury Stock, at Cost	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance at January 1, 2009	6,009,934	$12	$120,996	$(18)	$(12,743)	$(105,375)	$2,872

Stock-based compensation			2,325				2,325
Exercise of stock options	1,562	-	8				8
Purchase of treasury stock				(85)			(85)
Translation adjustments					4,185		4,185
Accretion of Class L preference						(59,731)	(59,731)
Net loss						(9,535)	(9,535)

Balance at December 31, 2009	6,011,496	12	123,329	(103)	(8,558)	(174,641)	(59,961)

Stock-based compensation			2,354				2,354
Exercise of stock options	10,488	-	51				51
Purchase of treasury stock				(22)			(22)
Translation adjustments					(1,799)		(1,799)
Accretion of Class L preference						(65,962)	(65,962)
Net loss						(9,994)	(9,994)

Balance at December 31, 2010	6,021,984	12	125,734	(125)	(10,357)	(250,597)	(135,333)

Stock-based compensation			1,158				1,158
Exercise of stock options	2,411	-	12				12
Tax benefit from stock option exercises			22				22
Translation adjustments					(3,804)		(3,804)
Accretion of Class L preference						(72,842)	(72,842)
Net income attributable to Bright Horizons Family Solutions Inc.						4,759	4,759

Balance at December 31, 2011	6,024,395	12	126,926	(125)	(14,161)	(318,680)	(206,028)

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share data) (Continued)

	Common Stock Class A		Additional Paid In Capital	Treasury Stock, at Cost	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Stock-based compensation (unaudited)			16,700				16,700
Exercise of stock options (unaudited)	86,066	-	440				440
Tax benefit from stock option exercises (unaudited)			874				874
Purchase of treasury stock (unaudited)				(497)			(497)
Retirement of treasury stock (unaudited)	(47,808)		(622)	622			-
Translation adjustments (unaudited)					5,163		5,163
Accretion of Class L preference (unaudited)						(63,061)	(63,061)
Net income attributable to Bright Horizons Family Solutions Inc. (unaudited)						3,988	3,988

Balance at September 30, 2012 (unaudited)	6,062,653	$12	$144,318	$-	$(8,998)	$(377,753)	$(242,421)

See notes to consolidated financial statements.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,			Nine months ended September 30,
	2009	2010	2011	2011	2012
				(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(9,535)	$(9,994)	$4,762	$892	$4,282
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	53,225	53,320	55,451	41,097	45,210
Amortization of original issue discount and deferred financing costs	5,973	6,143	6,330	4,785	5,051
Interest paid in kind	16,183	18,392	20,902	15,423	17,528
Change in the fair value of the interest rate cap	(1,984)	2,258	641	635	67
(Gain) loss on foreign currency transactions	-	-	(835)	-	-
Non-cash revenue and other	(868)	(983)	(342)	(1,110)	(224)
Impairment losses on long-lived assets and intangibles	-	-	1,262	-	675
Loss (gain) on disposal of fixed assets	574	497	(636)	207	375
Stock-based compensation	2,325	2,354	1,158	802	16,700
Deferred income taxes	1,543	(13,570)	(5,872)	(221)	(14,913)
Changes in assets and liabilities:
Accounts receivable	4,435	(6,968)	(1,487)	15,662	13,159
Prepaid expenses and other current assets	(2,193)	2,241	259	(903)	(2,068)
Income taxes	(17,239)	447	27,321	7,998	5,451
Accounts payable and accrued expenses	8,337	(1,723)	13,303	5,630	6,332
Deferred revenue	(1,396)	8,592	7,937	(6,047)	(8,369)
Accrued rent and related obligations	3,059	5,791	2,968	2,144	3,331
Other assets	1,892	2,244	614	553	(1,238)
Other current and long-term liabilities	(459)	1,078	(166)	(406)	1,300

Net cash provided by operating activities	63,872	70,119	133,570	87,141	92,649

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of fixed assets	(43,616)	(39,522)	(42,517)	(29,631)	(47,791)
Proceeds from the disposal of fixed assets	18	5	4,851	3,836	-
Payments for acquisitions—net of cash acquired	(17,775)	(6,387)	(57,326)	(55,309)	(108,040)

Net cash used in investing activities	(61,373)	(45,904)	(94,992)	(81,104)	(155,831)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments of long-term debt	(3,683)	(3,656)	(4,933)	(4,933)	(5,260)
Borrowings (repayments) on line of credit—net	6,400	(20,300)	(18,500)	(500)	-
Borrowings of long-term debt, net of issuance costs of $2.3 million	-	-	-	-	82,321
Purchase of interest rate cap	(984)	-	-	-	-
Purchase of company stock	(422)	(111)	-	-	(5,140)
Proceeds from issuance of company stock	38	258	59	59	2,115
Tax benefit from stock-based compensation	71	312	93	-	3,381

Net cash provided by (used in) financing activities	1,420	(23,497)	(23,281)	(5,374)	77,417

Effect of exchange rates on cash and cash equivalents	563	360	(287)	(283)	374

Net increase in cash and cash equivalents	4,482	1,078	15,010	380	14,609
Cash and cash equivalents—beginning of period	9,878	14,360	15,438	15,438	30,448

Cash and cash equivalents—end of period	$14,360	$15,438	$30,448	$15,818	$45,057

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash payments of interest	$62,918	$62,111	$54,706	$42,273	$30,351
Cash payments of taxes	$10,525	$2,738	$3,062	$3,057	$7,972
Non-cash accretion of Class L common stock preferred return	$59,731	$65,962	$72,842	$53,800	$63,061

See notes to consolidated financial statements.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization—Bright Horizons Family Solutions Inc. (“Bright Horizons” or the “Company”) provides workplace services for employers and families throughout the United States, Puerto Rico, Canada, the United Kingdom, Ireland, the Netherlands, and India. Workplace services include center-based child care, education and enrichment programs, elementary school education, back-up dependent care (for children and elders), before and after school care, college preparation and admissions counseling, tuition reimbursement program management, and other family support services.

The Company operates its child care and early education centers under various types of arrangements, which generally can be classified into two categories: (i) the management or cost plus (“Cost Plus”) model, where Bright Horizons manages a work-site child care and early education center under a cost-plus arrangement with an employer sponsor, and (ii) the profit and loss (P&L) model, where the Company assumes the financial risk of the child care and early education center’s operations. The P&L model may be operated under either (a) the sponsored model, where Bright Horizons provides child care and early educational services on a priority enrollment basis for employees of an employer sponsor, or (b) the lease/consortium model, where the Company provides priority child care and early education to the employees of multiple employers located within a real estate developer’s property or the community at large. Under each model type the Company retains responsibility for all aspects of operating the child care and early education center, including the hiring and paying of employees, contracting with vendors, purchasing supplies, and collecting tuition and related accounts receivable.

Unaudited Pro Forma Information—The unaudited pro forma balance sheet information as of September 30, 2012 reflects the conversion of all outstanding shares of Class L common stock as of that date into Class A common stock at a conversion ratio of 35.1955 shares of Class A common stock for each share of Class L common stock. For purposes of pro forma net income per share, all shares of Class L common stock have been treated as though they had been converted to common stock in all periods in which such shares were outstanding.

Basis of Presentation—On May 28, 2008, Bright Horizons Family Solutions, Inc. (the “Predecessor”) completed a transaction (the “Merger”) with affiliates of Bain Capital Partners, LLC (“Bain”), pursuant to which a wholly-owned subsidiary of Bain was merged with and into the Predecessor, which converted to a single member limited liability corporation (LLC), Bright Horizons Family Solutions LLC, and continued as the surviving corporation. Bright Horizons Family Solutions LLC is a wholly-owned subsidiary of Bright Horizons Capital Corp., which is in turn a wholly- owned subsidiary of Bright Horizons Solutions Corp., a subsidiary controlled by affiliates of Bain. In July 2012, Bright Horizons Solutions Corp. changed its name to Bright Horizons Family Solutions Inc.

As part of the Merger, a new basis of accounting was established and the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Unaudited Interim Financial Statements—The consolidated financial statements and related notes as of September 30, 2012 and for the nine months ended September 30, 2011 and 2012 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements. In the opinion of the Company’s management, the accompanying unaudited interim consolidated financial statements contain all adjustments which are necessary to present fairly its financial position at September 30, 2012, and the results of its operations and cash flows for the nine months ended September 30, 2011 and 2012. Such adjustments are of a normal and recurring nature. The results for the nine months ended September 30, 2012 are not indicative of the results for the year ended December 31, 2012, or for any future period.

Use of Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period. The Company’s significant accounting policies in the preparation of the consolidated financial statements relate to revenue recognition, goodwill and other intangibles and common stock valuation and stock-based compensation. Actual results may differ from management’s estimates.

Foreign Operations—The functional currency of the Company’s foreign subsidiaries is their local currency. The assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effect for subsidiaries using a functional currency other than the U.S. dollar is included in accumulated other comprehensive income or loss as a separate component of stockholders’ equity.

The Company’s intercompany accounts are denominated in the functional currency of the foreign subsidiary. Gains and losses resulting from the remeasurement of intercompany receivables that the Company considers to be of a long-term investment nature are recorded as a cumulative translation adjustment in accumulated other comprehensive income or loss as a separate component of stockholders’ equity, while gains and losses resulting from the remeasurement of intercompany receivables from those foreign subsidiaries for which the Company anticipates settlement in the foreseeable future are recorded in the consolidated statement of operations. The net gains and losses recorded in the consolidated statement of operations for the years ended December 31, 2009 and 2010 were not significant. The Company recorded net foreign currency gains of $0.8 million in the consolidated statement of operations for the year ended December 31, 2011 as a result of the settlement of an intercompany note during the year.

Fair Value of Financial Instruments—The Company estimates fair value for certain assets and liabilities and categorizes them based upon the level of judgment associated with the inputs used to measure their fair value and the level of market price observability.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company also develops internal estimates of fair value when the volume and level of activity for the asset or liability has significantly decreased or in those circumstances that indicate when a transaction is not orderly.

Financial instruments measured and reported at fair value are classified in one of the following categories:

Level 1—Quoted prices are available in active markets for identical investments as of the reporting date.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The hierarchy requires the use of observable market data when available. The Company considers relevant and observable market prices in its valuations where possible.

Valuation policies and procedures are managed by the Company’s finance group. Fair value measurements, including those categorized as Level 3, are prepared and reviewed at each reporting period.

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and short and long-term debt. The fair value of the Company’s financial instruments, with the exception of long-term debt, approximates the carrying value due to their short-term nature. The following table shows the carrying value and the fair value of the Company’s long-term debt at December 31, 2010 and 2011, and September 30, 2012 (in millions):

	December 31, 2010		December 31, 2011		September 30, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
					(Unaudited)
Long-term debt	$809	$870	$825	$898	$922	$956

The fair value of the Company’s long-term debt was based on quoted market prices when available. When quoted market prices were not available, the fair value of long-term debt was based on quoted market prices of comparable instruments adjusted for differences between the quoted instruments and the instruments being valued, or was estimated using discounted cash flow analyses, based on current incremental borrowing rates for similar types of borrowing arrangements. The Company based its determination of fair value on quoted market prices for the Company’s Tranche B and Series C term loans, which are classified within Level 1 of the fair value hierarchy. The Company based its determination of fair value on current incremental borrowing rates for similar debt for the

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

senior notes and senior subordinated notes, which are classified within Level 2 of the fair value hierarchy. Significant increases/decreases in yields and borrowing rates could result in significantly higher (lower) fair value measurements.

The Company’s interest rate cap for its Tranche B term loans is carried at fair value and is included in other assets on the consolidated balance sheets. At December 31, 2010 and 2011, and September 30, 2012, the interest rate cap was valued at $0.7 million, $0.1 million, and $1,236 respectively. The fair value of the Company’s interest rate cap is based on model-derived valuations that use observable inputs and market data, which are classified as Level 2 of the fair value hierarchy. Gains and losses associated with changes in the fair value of the interest rate cap are included in interest expense on the consolidated statements of operations.

The Company’s cash and cash equivalents are classified within Level 1 of the fair value hierarchy.

See Note 9, “Credit Arrangements and Debt Obligations”, for additional information regarding long-term debt and the interest rate cap.

The Company’s policy with respect to transfers between levels of the fair value hierarchy is to recognize transfers into and out of each level as of the end of the reporting period. There have been no transfers between levels during the years ending December 31, 2009, 2010 and 2011 or for the nine months ended September 30, 2012.

Concentrations of Credit Risk—Financial instruments that potentially expose the Company to concentrations of credit risk consist mainly of cash and cash equivalents and accounts receivable. The Company mitigates its exposure by maintaining its cash and cash equivalents in financial institutions of high credit standing. The Company’s accounts receivable, which are derived primarily from the services it provides, are dispersed across many clients in various industries with no single client accounting for more than 10% of the Company’s net revenue or accounts receivable. The Company believes that no significant credit risk exists at December 31, 2010 and 2011 or September 30, 2012.

Cash Equivalents—The Company considers all highly liquid investments with maturities when purchased of three months or less to be cash equivalents. Cash equivalents consist primarily of institutional money market accounts.

The Company’s cash management system provides for the funding of the main bank disbursement accounts on a daily basis as checks are presented for payment. Under this system, outstanding checks may be in excess of the cash balances at certain banks, creating book overdrafts. There were no book overdrafts at December 31, 2010 and 2011. Book overdrafts of $5.8 million are included in accounts payable at September 30, 2012.

Accounts Receivable—The Company generates accounts receivable from fees charged to parents and client sponsors and, to a lesser degree, government agencies. The Company monitors collections and payments from these customers and maintains a provision for estimated losses based

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

on historical trends, in addition to provisions established for specific customer collection issues that have been identified. Accounts receivable are stated net of this allowance for doubtful accounts.

Activity in the allowance for doubtful accounts is as follows (in thousands):

	Years ended December 31,			Nine months ended September 30, 2012
	2009	2010	2011
				(Unaudited)
Beginning balance	$1,223	$1,675	$1,691	$1,514
Provision	981	1,516	1,043	573
Write offs and adjustments	(529)	(1,500)	(1,220)	(286)

Ending balance	$1,675	$1,691	$1,514	$1,801

Fixed Assets—Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation or amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or their estimated useful lives. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the consolidated balance sheet and the resulting gain or loss is reflected in the consolidated statements of operations.

Expenditures for maintenance and repairs are expensed as incurred, whereas expenditures for improvements and replacements are capitalized.

Goodwill and Intangible Assets—Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. The Company’s intangible assets principally consist of various customer relationships and contractual rights, and trade names.

Goodwill and intangible assets with indefinite lives are not subject to amortization, but are tested annually for impairment or more frequently if there are indicators of impairment. The Company tests goodwill for impairment by comparing the fair value of each reporting unit, determined by estimating the present value of expected future cash flows, to its carrying value. The Company performs its annual impairment test as of December 31. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the Company’s reporting unit exceeds its carrying amount, the goodwill of the reporting unit is considered not impaired. If the carrying amount of the Company’s reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill. No goodwill impairment losses were recorded in the years ended December 31, 2009, 2010, or 2011.

We test certain trademarks, that are included in our indefinite-lived intangible assets, by comparing the fair value of the trademarks with the carrying value of the trademarks. We estimate the

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

fair value first by estimating the total revenue attributable to the trademarks and then by applying a royalty rate determined by an analysis of empirical, market-derived royalty rates for guideline intangible assets, consistent with the initial valuation and then comparing the estimated fair value of our trademarks with the carrying value. Impairment losses of $0.4 million were recorded in the year ended December 31, 2011 and in the nine months ended September 30, 2012 in relation to certain trade names with indefinite lives. No impairment losses were recorded in the years ended December 31, 2009 and 2010 in relation to intangible assets.

Intangible assets that are separable from goodwill and have determinable useful lives are valued separately and are amortized over the estimated period benefited, ranging from four to seventeen years. Intangible assets related to parent relationships are amortized using the double declining balance method over their useful lives. All other intangible assets are amortized on a straight line basis over their useful lives.

Impairment of Long-Lived Assets—The Company reviews long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Impairment is assessed by comparing the carrying amount of the asset to the estimated undiscounted future cash flows over the asset’s remaining life. If the estimated cash flows are less than the carrying amount of the asset, an impairment loss is recognized to reduce the carrying amount of the asset to its estimated fair value less any disposal costs. The Company recorded fixed asset impairment losses of $0.1 million, $0.1 million and $0.8 million in the years ended December 31, 2009, 2010 and 2011, respectively. The Company recorded fixed asset impairment losses of $0.3 million in the nine months ended September 30, 2012.

Deferred Revenue—The Company records deferred revenue for prepaid tuition and management fees and amounts received from consulting or development projects in advance of services being performed. The Company is also party to agreements where the performance of services extends beyond the current operating cycle. In these circumstances, the Company records a long-term obligation and recognizes revenue over the period of the agreement as the services are rendered.

Leases and Accrued Rent—The Company leases space for certain of its centers and corporate offices. Leases are evaluated and classified as operating or capital for financial reporting purposes. The Company recognizes rent expense from operating leases with periods of free rent and scheduled rent increases on a straight-line basis over the applicable lease term. The difference between rents paid and straight-line rent expense is recorded as accrued rent.

Discount on Long-Term Debt—Original issue discounts on the Company’s debt are recorded as a reduction of long-term debt and are amortized over the life of the related debt instrument in accordance with the effective interest method. Amortization expense is included in interest expense in the consolidated statements of operations.

Deferred Financing Costs—Deferred financing costs are recorded as a reduction of long-term debt and are amortized over the life of the related debt instrument in accordance with the effective

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

interest method. Amortization of this expense is included in interest expense in the consolidated statements of operations.

Other Long-Term Liabilities—Other long-term liabilities consist primarily of amounts payable to clients, pursuant to terms of operating agreements or for deposits held by the Company, and obligations for uncertain tax positions.

Income Taxes—The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax carryforwards, such as net operating losses. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the provision for income taxes in the period that includes the enactment date. The Company records a valuation allowance to reduce the carrying amount of deferred tax assets if it is more likely than not that such asset will not be realized. Additional income tax expense is recognized as a result of recording valuation allowances. The Company does not recognize a tax benefit on losses in foreign operations where it does not have a history of profitability. The Company records penalties and interest on income tax related items as a component of tax expense.

Obligations for uncertain tax positions are recorded based on an assessment of whether the position is more likely than not to be sustained by the taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense.

Noncontrolling Interest—The Company recorded the redeemable noncontrolling interest from its acquisition of a 63% ownership interest of a company in the Netherlands at fair value at the date of acquisition. In connection with this acquisition, the Company entered into put and call option agreements with the minority shareholders for the purchase of the noncontrolling interest at a future date at a value based on a contractually determined formula. As a result of the option agreements, the noncontrolling interest is considered redeemable and is classified as temporary equity on the Company’s consolidated balance sheet.

The noncontrolling interest is reviewed at each subsequent reporting period and adjusted, as needed, to reflect its then redemption value.

Revenue Recognition—The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable, and collectability is reasonably assured.

Center-based care revenues consist primarily of tuition, which is comprised of amounts paid by parents, supplemented in some cases by payments from sponsors and, to a lesser extent, by payments from government agencies. Revenue may also include management fees, operating subsidies paid either in lieu of or to supplement parent tuition, and fees for other services. Revenue for center-based care is recognized as the services are performed.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company enters into contracts with its employer sponsors to manage and operate their child care and early education centers and/or for the provision of back-up dependent care and other educational advisory services under various terms. The Company’s contracts to operate child care and early education centers are generally three to ten years in length with varying renewal options. The Company’s contracts for back-up dependent care and other educational advisory services are generally one to three years in length with varying renewal options. Revenue for these services are recognized as they are performed.

Common Stock Valuation and Stock-Based Compensation—The Company accounts for stock-based compensation using a fair value method. Stock-based compensation expense is recognized in the consolidated financial statements based on the grant-date fair value of the awards that are expected to vest. This expense is recognized on a straight-line basis over the requisite service period, which generally represents the vesting period, of each separately vesting tranche. The Company calculates the fair value of stock options using the Black-Scholes option-pricing model.

The key assumption in determining the fair value of stock-based awards on the date of grant is the fair value of the underlying Class L and Class A shares of common stock (collectively referred to herein as “common stock”). The fair value of the underlying common stock is determined using valuation models that rely primarily on a discounted cash flow approach to determine the enterprise value and the probability weighted expected return method to allocate the value of the invested capital to the two classes of stock.

Comprehensive (Loss) Income—Comprehensive (loss) income is comprised of net (loss) income and foreign currency translation adjustments, and is reported in the consolidated statements of comprehensive (loss) income net of taxes for all periods presented. The Company does not provide for U.S. income taxes on the portion of undistributed earnings of foreign subsidiaries that is intended to be permanently reinvested. Therefore, taxes are not provided for the related currency translation adjustments.

Earnings (Loss) Per Share—Net earnings (loss) per share is calculated using the two-class method, which is an earnings allocation formula that determines net income (loss) per share for the holders of the Company’s Class A and Class L shares. The Class L shares contain participation rights in any dividend paid by the Company or upon liquidation of the Company. Net income available to Class A common shareholders includes the effects of any Class L preference amounts. Net income available to shareholders is allocated on a pro rata basis to each share as if all of the earnings for the period had been distributed. Diluted net income (loss) per share is calculated using the treasury stock method for all outstanding stock options and the as-converted method for the Class L shares.

Subsequent Events—The Company has evaluated subsequent events through August 30, 2012, the date on which the December 31, 2011 financial statements were originally issued, and the reissuance of the financial statements on January 11, 2013 (as to Notes 18 and 19).

2.    ACQUISITIONS

As part of the Company’s growth strategy to expand through strategic acquisitions, the Company has made the following acquisitions in the years ended December 31, 2009, 2010, and 2011 and in the nine months ended September 30, 2012.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

2.    ACQUISITIONS (continued)

2009 Acquisitions

In April 2009, the Company acquired all of the outstanding stock of Bupa Childcare Provision Ltd, which operated 32 centers in the United Kingdom. In August 2009, the Company acquired substantially all of the assets of two child care and early education centers in the United States. The aggregate cash consideration for the acquisitions was $20.7 million. The purchase price for these acquisitions has been allocated based on the estimated fair value of the acquired assets and assumed liabilities at the date of acquisition.

The Company acquired total tangible assets of $17.5 million, including cash of $1.7 million and fixed assets of $14.4 million, and assumed liabilities of $2.5 million. In conjunction with these acquisitions, the Company recorded goodwill of $3.8 million, other intangible assets of $2.6 million consisting of customer relationships and trade names, and deferred tax liabilities of $0.7 million for intangible assets subject to amortization that are not deductible for tax purposes. The identified intangible assets will be amortized over five years.

The fair value of the assets acquired in the year ended December 31, 2009 is as follows (in thousands):

Cash paid, net of cash acquired	$19,013
Liabilities assumed	2,496
Goodwill recognized	(3,821)

Fair value of assets acquired	$17,688

In 2009, the Company received $1.2 million relating to the settlement of escrows for the 2008 purchase of Work Options Group, Inc., reducing the initial consideration and cash paid for the acquisition.

The operating results of the acquired businesses have been included in the Company’s consolidated results of operations from the respective dates of acquisition. The goodwill associated with the asset acquisitions in the United States is deductible for tax purposes. The Company incurred deal costs of $0.6 million related to these acquisitions, which have been expensed and are included in selling, general and administrative expenses in the consolidated statement of operations.

2010 Acquisitions

In November 2010, the Company acquired all of the outstanding stock of a child care and early education center in the United States. In December 2010, the Company acquired the assets of a child care and early education center in the United Kingdom and of a provider of tuition management solutions in the United States, which complements the Company’s educational advisory services. The aggregate cash consideration for the acquisitions was $7.1 million. The purchase price for these acquisitions has been allocated based on the estimated fair value of the acquired assets and assumed liabilities at the date of acquisition.

The Company acquired total tangible assets of $1.3 million and assumed liabilities of $0.5 million. In conjunction with these acquisitions, the Company recorded goodwill of $5.4 million and other

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

2.    ACQUISITIONS (continued)

intangible assets of $0.9 million, consisting of customer relationships and trade names. The identified intangible assets will be amortized over periods of four to nine years. The acquired intangible assets include trade names of $0.2 million that were determined to have indefinite lives.

The fair value of the assets acquired in business combinations in the year ended December 31, 2010 is as follows (in thousands):

Cash paid, net of cash acquired	$6,387
Liabilities assumed	463
Goodwill recognized	(5,407)

Fair value of assets acquired	$1,443

The operating results of the acquired businesses have been included in the Company’s consolidated results of operations from the respective dates of acquisition. The goodwill associated with the asset acquisitions in the United States and the United Kingdom is deductible for tax purposes. The Company incurred deal costs of $0.1 million related to these acquisitions, which have been expensed and are included in selling, general and administrative expenses in the consolidated statement of operations.

2011 Acquisitions

In March 2011, the Company acquired the assets of 20 child care and early education centers in the United States. Additionally, the Company acquired the assets of a child care and early education center in the United States in November 2011 and of a child care and early education center in the United Kingdom in December 2011. The aggregate cash consideration for the acquisitions was $27.6 million. The purchase price for these acquisitions has been allocated based on the estimated fair value of the acquired assets and assumed liabilities at the date of acquisition.

The Company acquired total tangible assets of $2.2 million and assumed liabilities of $0.8 million. In conjunction with these acquisitions, the Company recorded goodwill of $23.4 million and other intangible assets of $2.8 million, consisting primarily of customer relationships. The identified intangible assets will be amortized over periods of five to nine years.

In July 2011, the Company acquired 63% of a company in the Netherlands that operates 20 child care and early education centers for cash consideration of $29.9 million. As a result, this company became a majority-owned subsidiary of the Company, with its operating results included in the Company’s consolidated results of operations and the 37% of ownership interest retained by the previous owners presented as noncontrolling interest on the Company’s consolidated balance sheet. In connection with this transaction, the Company entered into put and call option agreements with the minority shareholders for the purchase of the noncontrolling interest at a future date at a value based on a contractually determined formula. As a result of the option agreements, the noncontrolling interest is considered redeemable and is classified as temporary equity on the Company’s consolidated balance sheet.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

2.    ACQUISITIONS (continued)

The purchase price for this transaction has been allocated based on the estimated fair value of the acquired assets and assumed liabilities at the date of acquisition. The Company acquired total tangible assets of $9.4 million and assumed liabilities of $4.6 million, and recorded noncontrolling interest of $17.1 million. Additionally, the Company recorded goodwill of $39.5 million; other intangible assets of $3.4 million, consisting of customer relationships and trade name; and deferred tax liabilities of $0.7 million related to intangible assets subject to amortization that are not deductible for tax purposes. The identified intangible assets will be amortized over periods of four to ten years.

The fair value of the assets acquired in business combinations in the year ended December 31, 2011 is as follows (in thousands):

Cash paid, net of cash acquired	$57,228
Liabilities assumed	6,159
Noncontrolling interest	17,063
Goodwill recognized	(62,917)

Fair value of assets acquired	$17,533

The goodwill associated with the acquisitions in the United States and the United Kingdom is deductible for tax purposes. The goodwill for the acquisition in the Netherlands is not deductible for tax purposes. The Company incurred deal costs of $1.1 million related to these acquisitions, which have been expensed and are included in selling, general and administrative expenses in the consolidated statements of operations.

In the year ended December 31, 2011, the Company also paid approximately $0.1 million related to prior year acquisitions.

The operating results of the acquired businesses have been included in the Company’s consolidated results of operations from the respective dates of acquisition. The operating results for the acquired businesses are included in the Company’s consolidated results of operations beginning March 14, 2011 for the acquisition of 20 centers in the United States and beginning July 20, 2011 for the acquisition in the Netherlands. The acquired businesses contributed revenues of $28.0 million and net loss of $0.5 million for the year ended December 31, 2011. The following pro forma summary presents consolidated information as if the business combinations had occurred on January 1, 2010 (in thousands):

	Pro forma (Unaudited)
	Years ended December 31,
	2010	2011
Revenue	$919,581	$992,247
Net (loss) income attributable to Bright Horizons Family Solutions Inc.	$(9,136)	$7,115

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

2.    ACQUISITIONS (continued)

2012 Acquisitions

In May 2012, the Company acquired the outstanding shares of Huntyard Limited, a company that operates 27 child care and early education centers in the United Kingdom, for cash consideration of $110.8 million. The preliminary purchase price for this acquisition has been allocated based on the estimated fair values of the acquired assets and assumed liabilities at the date of acquisition as follows (in thousands):

Cash	$2,872
Accounts receivable	341
Prepaids and other current assets	1,774
Fixed assets	65,893
Intangible assets	6,636
Goodwill	45,417

Total assets acquired	122,933
Accounts payable and accrued expenses	(7,053)
Taxes payable	(656)
Deferred revenue and parent deposits	(3,006)
Deferred taxes	(1,406)

Total liabilities assumed	(12,121)

Purchase price	$110,812

The Company recorded goodwill of $45.4 million, which will not be deductible for tax purposes. Goodwill related to this acquisition is reported within the full service center-based care segment.

Intangible assets of $6.6 million consist of customer relationships and trade names that will be amortized over five and ten years, respectively. A deferred tax liability of $1.2 million was recorded related to the intangible assets for which the amortization is not deductible for tax purposes.

The Company incurred deal costs of $0.4 million related to this acquisition, which have been expensed and are included in selling, general and administrative expenses in the consolidated statement of operations. The allocation of the purchase price will be finalized as the Company receives additional information regarding the fair value of the acquired assets and assumed liabilities, primarily related to the acquired fixed assets and intangible assets.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

2.    ACQUISITIONS (continued)

The operating results for this acquisition are included in the consolidated results of operations from the date of acquisition. The acquired business contributed revenues of $15.9 million and net income of $2.5 million in the nine months ended September 30, 2012. The following pro forma summary presents consolidated information as if the business combination had occurred on January 1, 2011 (in thousands):

	Pro forma (Unaudited)
	Year ended December 31,	Nine months ended September 30,
	2011	2011	2012
Revenue	$1,016,125	$756,474	$814,952
Net income attributable to Bright Horizons Family Solutions Inc.	$4,804	$2,510	$5,235

3.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,
	2010	2011
Prepaid workers compensation insurance	$7,699	$9,048
Prepaid rent and other occupancy costs	5,515	5,947
Reimbursable costs	2,713	714
Favorable leases	648	462
Prepaid insurance	998	1,111
Other prepaid expenses and current assets	2,531	3,203

	$20,104	$20,485

Under the terms of the Company’s workers compensation policy, the Company is required to make advances to its insurance carrier pertaining to anticipated claims for all open plan years.

4.    FIXED ASSETS

Fixed assets consist of the following (in thousands):

		December 31,		September 30, 2012
	Estimated useful lives	2010	2011
	(Years)			(Unaudited)
Buildings	20 – 40	$68,549	$71,009	$120,951
Furniture and equipment	3 – 10	46,978	63,985	86,812
Leasehold improvements	Shorter of the lease term or the estimated useful life	135,546	165,397	193,502
Land	—	30,744	29,678	43,793

Total fixed assets		281,817	330,069	445,058
Accumulated depreciation and amortization		(61,980)	(92,912)	(116,700)

Fixed assets, net		$219,837	$237,157	$328,358

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

4.    FIXED ASSETS (continued)

The Company recorded depreciation expense of $23.4 million, $25.7 million, and $28.0 million for the years ended December 31, 2009, 2010, and 2011, respectively. The Company recorded depreciation expense of $20.3 million, and $24.9 million for the nine months ended September 30, 2011 and 2012, respectively.

5.    GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill are as follows (in thousands):

	Years ended December 31,		Nine months ended September 30, 2012
	2010	2011
			(Unaudited)
Beginning balance	$883,348	$887,895	$947,371
Goodwill additions during the period	5,407	62,917	45,417
Adjustments to prior year acquisitions	35	250	(249)
Tax benefit from the exercise of continuation options	(312)	(71)	(2,506)
Effect of foreign currency translation	(583)	(3,620)	1,934

Ending balance	$887,895	$947,371	$991,967

The following tables reflect intangible assets that are subject to amortization (in thousands):

	Weighted average amortization period	Cost	Accumulated amortization	Net carrying amount
December 31, 2010:
Contractual rights and customer relationships	15.1 years	$360,362	$(71,136)	$289,226
Trade names	4.9 years	743	(333)	410
Non-compete agreements	3 years	29	(20)	9
Other	2.9 years	4,200	(2,978)	1,222

		$365,334	$(74,467)	$290,867

	Weighted average amortization period	Cost	Accumulated amortization	Net carrying amount
December 31, 2011:
Contractual rights and customer relationships	15.0 years	$365,194	$(97,232)	$267,962
Trade names	8.9 years	1,798	(516)	1,282
Non-compete agreements	5 years	54	(29)	25
Other	2.9 years	4,200	(4,200)	-

		$371,246	$(101,977)	$269,269

In the nine months ended September 30, 2012, the Company recorded customer relationships of $4.7 million and trade names of $1.9 million in relation to the Huntyard Limited acquisition completed during the period. The customer relationships and trade names will be amortized over 5 and ten years, respectively.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

5.    GOODWILL AND INTANGIBLE ASSETS (continued)

The Company has trade names with net carrying values of $184.2 million and $183.8 million at December 31, 2010 and 2011, respectively, which were determined to have indefinite useful lives and are not subject to amortization. On an annual basis, these trade names are subject to an evaluation of the remaining useful life to determine whether events and circumstances continue to support an indefinite useful life, as well as testing for impairment. The Company performed its annual impairment test on December 31, 2011, and recorded impairment losses of $0.4 million in relation to these trade names. An additional impairment loss of $0.4 million was recorded in the nine months ended September 30, 2012 in relation to these trade names. No impairment losses were recorded in the years ended December 31, 2009 and 2010.

The Company recorded amortization expense of $30.0 million, $27.6 million, and $27.4 million in the years ended December 31, 2009, 2010, and 2011, respectively, and $20.3 million in the nine months ended September 30, 2012.

The Company estimates that it will record amortization expense related to intangible assets existing as of December 31, 2011 as follows over the next five years (in millions):

Estimated amortization expense
2012	$25.8
2013	$24.9
2014	$23.0
2015	$21.8
2016	$21.4

6.    ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following (in thousands):

	December 31,		September 30, 2012
	2010	2011
			(Unaudited)
Accounts payable	$1,815	$7,850	$11,952
Accrued payroll and employee benefits	42,508	47,950	40,679
Accrued insurance	12,244	12,916	13,350
Accrued interest	76	241	8,933
Accrued occupancy costs	2,176	2,272	2,520
Accrued professional fees	1,528	1,777	2,692
Other accrued expenses	13,341	16,027	22,830

	$73,688	$89,033	$102,956

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

7.    OTHER CURRENT LIABILITIES

Other current liabilities consist of the following (in thousands):

	December 31,		September 30, 2012
	2010	2011
			(Unaudited)
Customer amounts on deposit	$5,012	$4,932	$6,908
Accrued rent and other occupancy costs	775	1,116	1,490
Unfavorable leases	656	500	495
Income taxes payable	-	994	4,148
Other miscellaneous liabilities	1,272	1,438	1,746

	$7,715	$8,980	$14,787

8.    OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following (in thousands):

	December 31,
	2010	2011
Customer amounts on deposit	$7,711	$7,492
Liability for uncertain tax positions	6,912	11,050
Other miscellaneous liabilities	3,850	3,984

	$18,473	$22,526

9.    CREDIT ARRANGEMENTS AND DEBT OBLIGATIONS

Long-term debt consists of the following (in thousands):

	December 31,		September 30, 2012
	2010	2011
			(Unaudited)
Revolving credit facility	$18,500	$-	$-
Tranche B term loans	355,875	350,946	346,111
Series C new term loans	-	-	84,575
Senior subordinated notes	300,000	300,000	300,000
Senior notes	153,153	174,055	191,583
Other notes payable	4	-	-
Original issue discount	(13,599)	(10,656)	(8,767)
Deferred financing costs	(18,475)	(15,088)	(14,605)

Total debt	795,458	799,257	898,897
Less current maturities	22,154	4,814	850

Long-term debt	$773,304	$794,443	$898,047

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

9.    CREDIT ARRANGEMENTS AND DEBT OBLIGATIONS (continued)

Long-Term Debt

In 2008, in conjunction with the Merger, Bright Horizons Family Solutions LLC (“BHFS LLC”) entered into agreements with lenders consisting of a Credit and Guaranty Agreement (the “Credit Agreement”) in an aggregate principal amount not to exceed $440 million and a Note Purchase Agreement and Indenture for the issuance of $300 million of senior subordinated notes. In addition, Bright Horizons Capital Corp. (“Capital Corp.”) entered into a Note Purchase Agreement and Indenture for the issuance of $110 million of senior notes. In July of 2011, certain terms and provisions of the Credit Agreement and the Indentures were amended in order to permit the acquisition of a 63% ownership interest in a company in the Netherlands and a subsequent follow-on acquisition of the remaining minority equity interests, and to make certain other investment-related changes.

In May of 2012, certain terms and provisions of the Credit Agreement were further amended to permit the acquisition of the outstanding shares of Huntyard Limited, to increase the size of the incremental facility provided under the Credit Agreement by an additional $35 million, to $85 million, to eliminate the mandatory prepayment provision relating to the issuance of equity interests, and to make other changes to certain other covenants. The full amount of the amended incremental facility under the Credit Agreement was subsequently borrowed by BHFS LLC as Series C new term loans.

Credit and Guaranty Agreement

The Credit and Guaranty Agreement consists of three facilities:

•

$75 million Revolver—BHFS LLC may borrow and repay under the revolving credit facility for a term of six years, terminating on May 28, 2014, with any amounts outstanding at that date payable in full. The net proceeds of the borrowings under the revolving credit facility may be used for general corporate purposes, including, subject to certain sub-limits and covenant requirements, to fund acquisitions and invest in foreign subsidiaries. At BHFS LLC’s option, advances under the revolving credit facility will bear interest at either i) the greater of the Federal Funds Rate plus 0.5% or Prime (the Base Rate) plus a spread based on BHFS LLC’s leverage ratio, or ii) LIBOR (the Eurodollar Rate) plus a spread based on BHFS LLC’s leverage ratio. Commitment fees on the unused portion of the line are payable at a rate ranging from 0.375% to 0.500% per annum based on BHFS LLC’s leverage ratio. No amounts were outstanding at December 31, 2011 under the revolving credit facility. At December 31, 2010, $18.5 million was outstanding under the facility. The interest rate on the outstanding borrowings at December 31, 2010 was 5.5%, and the weighted average interest rate for the years ended December 31, 2009, 2010, and 2011, was 4.9%, 4.8%, and 5.5%, respectively. No amounts were outstanding at September 30, 2012 and there have been no borrowings under the revolving credit facility during the nine months ended September 30, 2012.

•

$365 million Tranche B Term Loans—The total available amount of $365 million in aggregate principal was borrowed in 2008 as of the date of the Merger. Principal repayments of $912,500 are due quarterly and commenced September 30, 2008, with the final payment due on May 28, 2015. As a result of the calculation of Consolidated Excess Cash Flow for 2010, the Company prepaid $4.9 million of principal in March 2011, satisfying all four quarterly principal payments

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

9.    CREDIT ARRANGEMENTS AND DEBT OBLIGATIONS (continued)

required in 2011 and a portion of the payments required in 2012. As a result of the calculation of Consolidated Excess Cash Flow for 2011, the Company prepaid $4.8 million of principal in March 2012, satisfying the remaining quarterly principal payments required in 2012 and a portion of the payments required in 2013. At BHFS LLC’s option, the term loans bear interest at either i) the greater of the Federal Funds Rate plus 0.5% or Prime (the Base Rate) plus 3.0%, or ii) LIBOR (the Eurodollar Rate) plus 4.0%. Prior to May 28, 2011, the third anniversary of the agreement, both the Base Rate and Eurodollar Rate were subject to floors of 4.5% and 3.5%, respectively. At December 31, 2010 and 2011, $355.9 million and $350.9 million were outstanding in term loans, respectively, and at September 30, 2012, BHFS LLC had $346.1 million outstanding. The interest rate on the outstanding term loans was 7.5% at December 31, 2010 and 4.3% at December 31, 2011. The weighted average interest rate for both of the years ended December 31, 2009 and 2010 was 7.5% and for the year ended December 31, 2011 was 5.6%. At September 30, 2012, the interest rate on the outstanding term loans was 4.3%, which was the weighted average interest rate for the nine months then ended.

In 2009, BHFS LLC entered into an interest rate cap agreement with a bank to hedge changes in LIBOR over the term of the agreement such that the maximum interest BHFS LLC would be subject to would be 7.0% plus the spread of 4.0%. The agreement expires June 30, 2014. The interest rate cap is carried at fair value and is included in other assets on the consolidated balance sheets. The interest rate cap, which had an original cost of $1.0 million, had a fair value of $0.7 million and $0.1 million at December 31, 2010 and 2011, respectively. Changes in the fair value of the interest rate cap are recorded in interest expense, which were a decrease to interest expense of $2.0 million in the year ended December 31, 2009, an increase to interest expense of $2.3 million and of $0.6 million in the years ended December 31, 2010 and 2011, respectively.

•

$85 million Series C New Term Loans—The entire $85 million available under the incremental facility was borrowed in May 2012. Principal repayments of $212,500 are due quarterly and commenced June 30, 2012, with the final payment due on May 23, 2017. At BHFS LLC’s option, the new term loans bear interest at either i) the greater of the Federal Funds Rate plus 0.5% or Prime (the Base Rate) plus 3.25%, or ii) LIBOR (the Eurodollar Rate) plus 4.25%. Both the Base Rate and Eurodollar Rate are subject to floors of 2.0% and 1.0%, respectively. At September 30, 2012, $84.6 million of Series C new term loans were outstanding and the interest rate on the outstanding loans at September 30, 2012 was 5.3%.

Debt outstanding under the Credit and Guaranty Agreement is secured by substantially all of the assets of the Company’s subsidiaries located in the United States, and is guaranteed by all of the Company’s wholly-owned U.S.-based subsidiaries. The Credit and Guaranty Agreement requires that the Company maintain compliance with specified financial ratios and other covenants, including a minimum interest coverage ratio, a maximum total leverage ratio, a maximum capital expenditures requirement, and certain limitations on additional indebtedness and the acquisitions and dispositions of assets. Amounts outstanding under the Credit and Guaranty Agreement are also subject to mandatory prepayment provisions based on cash flow generation, certain asset sales, or additional debt.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

9.    CREDIT ARRANGEMENTS AND DEBT OBLIGATIONS (continued)

Original Issue Discount

The revolving credit facility and the Tranche B term loans were issued with original issue discount (OID) of $20.5 million; the Series C new term loans issued in May 2012 were issued with OID of $425,000. The OID is amortized over the stated term of each facility with amounts amortized in each period included in interest expense. For the years ended December 31, 2009, 2010, and 2011, the total amount of amortized OID included in interest expense was $2.7 million, $2.8 million, and $2.9 million, respectively. For the nine months ended September 30, 2012, the total amount of amortized OID included in interest expense was $2.3 million.

Note Purchase Agreements and Indentures

The Note Purchase Agreements and respective Indentures consist of:

•

$300 million of Senior Subordinated Notes: The senior subordinated notes were issued by BHFS LLC on May 28, 2008, bearing a fixed annual interest rate of 11.5% computed on the basis of a 360-day year and twelve 30-day months. Interest is payable quarterly and the senior subordinated notes mature and are payable in full on May 28, 2018. The senior subordinated notes are guaranteed by all of the Company’s wholly-owned US-based subsidiaries.

•

$110 million of Senior Notes: The senior notes were issued by Capital Corp. on May 28, 2008, bearing a fixed annual interest rate of 13.0% computed on the basis of a 360-day year and twelve 30-day months. Interest is payable quarterly in arrears and the senior notes mature and are payable in full on November 28, 2018. At Capital Corp.’s option, interest due on or before May 28, 2013, is payable in cash or by such interest being added to the principal. Interest added to the principal is payable in full in 2013. After May 28, 2013, interest due is payable in cash. At September 30, 2012, the Company had $191.6 million of aggregate principal amount of the senior notes outstanding, which includes the interest that has been added to the principal. The senior notes are not guaranteed by any of the Company’s subsidiaries.

The Indentures and the Note Purchase Agreements do not contain any financial maintenance covenants.

Deferred Financing Fees

BHFS LLC and Capital Corp. incurred financing fees of $27.1 million in connection with the 2008 debt agreements and BHFS LLC incurred an additional $2.3 million related to the 2012 Series C new term loans. These fees are being amortized over the terms of the related debt instruments and such amortization is included in interest expense in the consolidated statements of operations. Amortization expense relating to these deferred financing costs for the years ended December 31, 2009, 2010, and 2011, was $3.3 million, $3.3 million, and $3.4 million, respectively. Amortization expense relating to these fees for the nine months ended September 30, 2012 was $2.7 million.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

9.    CREDIT ARRANGEMENTS AND DEBT OBLIGATIONS (continued)

Overdraft Facilities

The Company’s subsidiaries in the United Kingdom maintain an overdraft facility with a U.K. bank to support local short-term working capital requirements. The overdraft facility is repayable upon demand from the U.K. bank. The facility provides maximum borrowings of £0.3 million (approximately $0.4 million at December 31, 2011) and is secured by a cross guarantee by and among the Company’s subsidiaries in the United Kingdom and a right of offset against all accounts maintained by the subsidiaries at the lending bank. The overdraft facility bears interest at the U.K. bank’s base rate plus 2.15%. At December 31, 2010 and 2011 there were no amounts outstanding under the overdraft facility. There were no borrowings outstanding under the facility during 2011 and the weighted average interest rate for the years ended December 31, 2009 and 2010 was 6.5% and 3.075%, respectively. No borrowings were outstanding at September 30, 2012.

The Company’s majority-owned subsidiary in the Netherlands, acquired in 2011, maintains a revolving credit facility with a Dutch bank consisting of a €1.0 million (approximately $1.3 million at December 31, 2011) general facility to support working capital and letter of credit requirements, and a € 2.5 million (approximately $3.2 million at December 31, 2011) current account facility to support the construction and fit out of new child care centers. The current account facility is reduced by € 0.25  million quarterly, beginning April 1, 2012 and ending at the termination of the facility on January 1, 2014. Both facilities are repayable upon demand from the Dutch bank and are secured by a right of offset against all accounts maintained by the Company at the lending bank. The current account facility is secured by an additional pledge of equipment. Both facilities bear interest at the bank’s Euro base rate plus 1.5%. At December 31, 2011, there were no amounts outstanding under the facility. The weighted average interest rate for the year ended December 31, 2011 was 5.95%. No borrowings were outstanding at September 30, 2012.

10.    REDEEMABLE NONCONTROLLING INTEREST

As discussed in Note 2, “Acquisitions”, in July 2011, the Company acquired a 63% ownership interest of a company in the Netherlands. The company’s operating results are included in the Company’s consolidated results of operations from the date of acquisition and the 37% ownership interest retained by the previous owners is presented as redeemable noncontrolling interest on the Company’s consolidated balance sheet. The redeemable noncontrolling interest was measured at fair value at the date of acquisition and is reviewed at each subsequent reporting period and adjusted, as needed, to reflect its then redemption value. No adjustments have been recorded to date. The redeemable noncontrolling interest was recorded at a fair value of $17.1 million at the date of acquisition, which was determined based upon standard valuation techniques using unobservable inputs of discounted cash flow analysis and an industry peer comparable analysis.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

10.    REDEEMABLE NONCONTROLLING INTEREST (continued)

The following is a reconciliation of the changes in the redeemable noncontrolling interest for the year ended December 31, 2011 and the nine months ended September 30, 2012 (in thousands):

	Year ended December 31, 2011	Nine months ended September 30, 2012
		(Unaudited)
Balance at beginning of the period	$-	$15,527
Fair value at acquisition	17,063	-
Net income attributable to noncontrolling interest	3	294
Effect of foreign currency translation	(1,539)	4

Balance at end of period	$15,527	$15,825

11.    INCOME TAXES

(Loss) income before income taxes consists of the following (in thousands):

	Years ended December 31,
	2009	2010	2011
United States	$(12,648)	$(19,321)	$3,973
Foreign	(3,676)	(987)	1,614

Total	$(16,324)	$(20,308)	$5,587

Income tax (benefit) expense consists of the following (in thousands):

	Years ended December 31,
	2009	2010	2011
Current tax (benefit) expense
Federal	$(9,137)	$2,068	$(2,063)
State	(506)	1,277	1,517
Foreign	382	231	7,120

	(9,261)	3,576	6,574
Deferred tax (benefit) expense
Federal	2,997	(11,213)	(1,292)
State	(21)	(2,419)	523
Foreign	(504)	(258)	(4,980)

	2,472	(13,890)	(5,749)

Income tax (benefit) expense	$(6,789)	$(10,314)	$825

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

11.    INCOME TAXES (continued)

The following is a reconciliation of the U.S. Federal statutory rate to the effective rate on pretax (loss) income (in thousands):

	Years ended December 31,
	2009	2010	2011
Federal tax (benefit) expense computed at statutory rate	$(5,713)	$(7,108)	$1,956
State tax (benefit) expense, net of federal tax	(825)	(1,391)	1,502
Valuation allowance, net	1,532	89	(5,018)
Permanent differences and other, net	(1,935)	(1,753)	(182)
Change in state tax rate	-	-	(1,599)
Change to uncertain tax positions, net	152	(151)	4,166

Income tax (benefit) expense	$(6,789)	$(10,314)	$825

The Company had an income tax expense of $1.5 million on pre-tax income of $5.8 million in the nine months ended September 30, 2012. The tax expense includes the recognition of permanent items, the net change in tax rates, and the increase in the reserves for uncertain tax positions.

Significant components of the Company’s net deferred tax liability are as follows (in thousands):

	December 31,
	2010	2011
Deferred tax assets:
Current deferred tax assets:
Reserve on assets	$372	$525
Liabilities not yet deductible	8,679	9,502
Deferred revenue	453	326
Depreciation	-	84
Other	92	146

	9,596	10,583
Valuation allowance	(115)	(3)

Net current deferred tax assets	9,481	10,580

Non-current deferred tax assets:
Net operating loss and credit carryforwards	6,662	6,257
Liabilities not yet deductible	10,093	9,991
Deferred revenue	157	471
Stock-based compensation	2,210	2,606
Other	3,474	3,657
Deferred financing costs	1,541	1,273

	24,137	24,255
Valuation allowance	(6,393)	(1,007)

Net non-current deferred tax assets	17,744	23,248

Total net deferred tax assets	27,225	33,828

Deferred tax liabilities:
Intangible assets	(172,309)	(163,316)
Depreciation	(5,621)	(14,313)

Total deferred tax liabilities	(177,930)	(177,629)

Net deferred tax liability	$(150,705)	$(143,801)

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

11.    INCOME TAXES (continued)

During 2012, the overall deferred tax liability has decreased by $13.6 million, due to the book to tax difference in depreciation, the treatment of amortization on intangible assets and stock-based compensation.

At December 31, 2011, the Company had a deferred tax asset of $6.3 million, representing the tax effect of net operating losses and tax credit carryforwards. The components of this deferred tax asset are $0.9 million related to net operating losses in a number of states which have expiration dates through 2031; $2.1 million of Federal net operating losses which will expire starting in 2028; $2.0 million of Federal tax credits, which have been carried forward to be used against taxable income; and lastly, $1.3 million of foreign net operating losses that will begin to expire in 2030 or can be carried forward indefinitely.

The Company has recorded valuation allowances on certain foreign net operating losses where it has not had a history of profitability. The valuation allowance on foreign deferred assets decreased by $0.2 million and $5.5 million in the years ended December 31, 2010 and 2011, respectively. The net decrease in 2010 was due to fewer deferred tax assets requiring valuation allowance. The valuation allowance decreased from $6.5 million to $1.0 million in 2011, primarily as a result of a decrease in the valuation allowance in a foreign subsidiary which is currently profitable and has projected continued profitability in future periods.

The Company does not provide for U.S. income taxes on the portion of undistributed earnings of foreign subsidiaries that is intended to be permanently reinvested. These earnings may become taxable in the United States upon the sale or liquidation of these foreign subsidiaries or upon the remittance of dividends. At this time, it is not practicable to estimate the amount of deferred tax liability on such earnings.

Uncertain Tax Positions

The Company follows the authoritative guidance relating to the accounting for uncertainty in income taxes. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in thousands):

	Years ended December 31,
	2010	2011
Beginning balance	$7,074	$6,912
Additions for tax positions of prior years	437	5,179
Additions for tax positions of current year	-	557
Settlements	(57)	-
Reductions for tax positions of prior years	(542)	(1,598)

Ending balance	$6,912	$11,050

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

11.    INCOME TAXES (continued)

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company’s current provision for income tax expense for the years ended December 31, 2009, 2010, and 2011 included $0.6 million, $0.4 million, and $0.8 million, respectively, of interest and penalties related to tax positions of the Company. The liability for total interest and penalties at December 31, 2010 and 2011 was $2.5 million and $3.1 million, respectively, and is included in other long-term liabilities. There have not been any significant changes to the uncertain tax positions in 2012 and additional interest on the unrecognized tax benefits has been included in the tax expense in the consolidated statement of operations.

The total amount of unrecognized tax benefits that if recognized would affect the Company’s effective tax rate is $9.2 million. The Company does not expect a material reduction to the reserve in the next twelve months.

The Company and its domestic subsidiaries are subject to U.S. Federal income tax as well as multiple state jurisdictions. U.S. Federal income tax returns are typically subject to examination by the Internal Revenue Service (IRS) and the statute of limitations for Federal income tax returns is three years. The Predecessor’s 2006, 2007, and May 28, 2008 Federal tax returns were audited by the IRS and the audit was completed in 2011 for the May 28, 2008 Federal tax return and amended 2006 Federal tax return. The $1.6 million reduction during 2011 for tax positions of prior years is principally due to the resolution and completion of the 2008 U.S. Federal income tax audit of the Predecessor. The Company’s filings for 2008 through 2010 are subject to audit based upon the Federal statute of limitations.

State income tax returns are generally subject to examination for a period of three to five years after filing of the respective return. The state impact of any Federal changes remains subject to examination by various states for a period of up to one year after formal notification to the states. There were no significant settlements of state audits during 2011. As of December 31, 2011, there was one state income tax audit pending and during 2012, the state audit was closed and an insignificant settlement payment was charged to income tax expense.

The Company is also subject to corporate income tax at its subsidiaries located in the United Kingdom, the Netherlands, India, Canada, Ireland, and Puerto Rico. The tax returns for the Company’s subsidiaries located in foreign jurisdictions are subject to examination for periods ranging from one to seven years.

12.    STOCKHOLDER’S EQUITY AND STOCK-BASED COMPENSATION

Equity Incentive Plan

The Company has an incentive compensation plan under which, as of December 31, 2011, it was authorized to grant options to acquire Class A common stock to employees and directors, as well as to consultants and advisors to the Company. Excluding options rolled over from the Predecessor in conjunction with the Merger, under the terms of the 2008 Equity Incentive Plan, as amended on March 7, 2011 (the “Plan”), approximately 0.8 million shares of Class A common stock were available

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

12.    STOCKHOLDER’S EQUITY AND STOCK-BASED COMPENSATION (continued)

for issuance upon exercise of awards granted under the plan. As of December 31, 2011, there were approximately 54,000 shares of Class A common stock remaining available for grant under the Plan. On March 9, 2012 the stockholders of the Company voted to increase the number of shares available to be issued in respect of awards granted under the plan to 1.5 million shares of Class A common stock and 150,000 shares of Class L common stock.

Stock options granted under the Plan are subject to either a service condition or a service condition and a performance condition, and expire at the earlier of ten years from date of grant or termination of the holder’s employment with the Company, unless such termination was due to death, disability or retirement, unless otherwise determined by the Administrator of the Plan. The majority of the options have a requisite service period of five years, with 40% of the options vesting on the second anniversary of the date of grant and 20% vesting on each of the third, fourth and fifth anniversaries. Certain options have a requisite service period of three to four years, with 33% of the options vesting on the first or second anniversary of the date of grant and 33% vesting on each of the following anniversaries until fully vested. The performance based options additionally require the occurrence of a Change in Control, as defined in the Plan, or the closing of an initial public offering. For stock options granted with a service condition only, stock-compensation expense is recognized on a straight-line basis over the requisite service period of each separately vesting tranche. For stock options granted with a service and performance condition, stock-compensation expense will be recognized upon the Change in Control, as defined in the Plan, or the closing of an initial public offering, to the extent that the requisite service period is already fulfilled.

On March 9, 2012, the Board of Directors approved the exchange of existing stock options to acquire Class A common stock for options to acquire a combination of shares of Class A and Class L common stock (the “stock option exchange”). Options to purchase a total of 711,389 shares of Class A common stock were exchanged as of May 2, 2012 for options to acquire 90,630 shares of Class L common stock and 413,952 shares of Class A common stock, based on an exchange ratio of options to purchase approximately 7.9 shares of Class A common stock for a new option to purchase 4.6 shares of Class A common stock and one share of Class L common stock. The exercise price for each new award was $12.00 per share of Class A common stock and $511.51 per share of Class L common stock. This transaction was accounted for as a modification. The Company expects to incur total incremental stock compensation expense of approximately $19.0 million related to the stock option exchange, of which approximately $13.0 million was recognized in the nine months ended September 30, 2012 related to the requisite service period already fulfilled. The remaining incremental expense will be recognized on a straight-line basis over the remaining requisite service period of each separately vesting tranche of approximately 2 years. There were no modifications made to awards during the years ended December 31, 2009, 2010, and 2011.

As of September 30, 2012, there were approximately 27,274 shares of Class L common stock and 893,436 shares of Class A common stock available for grant.

Treasury Stock

During the years ended December 31, 2009 and 2010, the Company repurchased a total of 4,284 shares and 1,123 shares, respectively, of Class A common stock. There were no stock repurchases

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

12.    STOCKHOLDER’S EQUITY AND STOCK-BASED COMPENSATION (continued)

during the year ended December 31, 2011. During the nine months ended September 30, 2012, the Company repurchased a total of 41,454 shares of Class A common stock. The Company accounts for treasury stock under the cost method. As of December 31, 2011, the Company had recorded $0.1 million in Class A treasury stock based on the fair market value of the shares on the respective dates of repurchase. On September 21, 2012, the Company retired all of its treasury stock, resulting in a $0.6 million reduction in common treasury stock and additional paid-in capital.

Common Stock

The Company’s charter authorizes the issuance of two classes of common stock, Class L and Class A. The rights of the holders of Class L and Class A shares are identical, except with respect to priority in the event of a liquidation distribution, as defined in the Company’s charter. The Class L common stock is entitled to a preference with respect to all liquidation distributions by the Company until the holders of Class L common stock have received an amount equal to the Class L base amount of $405 per share. Thereafter, the Class L shares and the Class A shares will receive any liquidation distributions made by the Company pro rata based on the number of outstanding Class A shares (treating each Class L share as one outstanding Class A share, subject to appropriate adjustment in the event of any stock split, stock dividend or similar event affecting the Class A shares). In the event of a change of control or an initial public offering of the Company, each outstanding share of Class L common stock is convertible into a number of shares of Class A common stock equal to one (subject to appropriate adjustment in the event of any stock split, stock dividend or similar event affecting the Class A shares) plus a number of additional shares of Class A common stock determined by dividing the accreted preference (which is equal to the Class L base amount of $405 per share plus an amount sufficient to generate an internal rate of return of 10% per annum on the Class L base amount) by the applicable per share price (as defined in the Company’s charter). Class L common stock is classified outside of permanent equity in the consolidated balance sheets at its preferential distribution amount, as the timing of the distribution event is outside of the control of the Company. The Class L preferred return of 10% per annum, compounded quarterly, is added to the Class L preferential distribution amount each period and recorded as an increase to accumulated deficit.

Repurchases of Class L common stock are recorded under the cost method as reductions to Class L common stock. During the years ended December 31, 2009 and 2010, the Company repurchased a total of 938 shares and 246 shares, respectively, of Class L common stock. There were no stock repurchases during the year ended December 31, 2011. During the nine months ended September 30, 2012, the Company repurchased a total of 9,076 shares of Class L common stock. As of December 31, 2011 and September 30, 2012, the Company had recorded $0.5 million and $5.1 million, respectively, in Class L treasury stock based on the fair market value of the shares on the respective dates of repurchase. The Company retired these shares on September 21, 2012.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

12.    STOCKHOLDER’S EQUITY AND STOCK-BASED COMPENSATION (continued)

The following is a reconciliation of the changes in Class L common stock for the years ended December 31, 2009, 2010, and 2011 and the nine months ended September 30, 2012 (in thousands, except share data):

	Shares Issued	Shares Outstanding	Amount
Class L common stock, balance at January 1, 2009	1,315,804	1,315,599	$574,028
Issuance of Class L common stock	342	342	31
Repurchase of Class L common stock	-	(938)	(338)
Accretion of Class L preferred return	-	-	59,731

Class L common stock, balance at December 31, 2009	1,316,146	1,315,003	633,452
Issuance of Class L common stock	2,296	2,296	208
Repurchase of Class L common stock	-	(246)	(89)
Accretion of Class L preferred return	-	-	65,962

Class L common stock, balance at December 31, 2010	1,318,442	1,317,053	699,533
Issuance of Class L common stock	528	528	47
Accretion of Class L preferred return	-	-	72,842

Class L common stock, balance at December 31, 2011	1,318,970	1,317,581	772,422
Issuance of Class L common stock (unaudited)	18,610	18,610	1,675
Repurchase of Class L common stock (unaudited)	-	(9,076)	(4,642)
Retirement of treasury stock	(10,465)	-	-
Accretion of Class L preferred return (unaudited)	-	-	63,061

Class L common stock, balance at September 30, 2012 (unaudited)	1,327,115	1,327,115	$832,516

Stock-Based Compensation

The Company recognized the impact of all stock-based compensation in its consolidated statements of operations for the years ended December 31, 2009, 2010, and 2011 and for the nine months ended September 30, 2011 and 2012, and did not capitalize any amounts on the consolidated balance sheets. In the years ended December 31, 2009, 2010, and 2011, the Company recorded stock compensation expense of $2.3 million, $2.4 million, and $1.2 million, respectively, in selling, general and administrative expenses in the consolidated statements of operations, which generated an income tax benefit of $0.9 million, $0.9 million, and $0.5 million, respectively. In the nine months ended September 30, 2011 and 2012, the Company recorded stock compensation expense of $0.8 million and $16.7 million, respectively, in selling, general and administrative expenses in the consolidated statements of operations. The stock compensation expense for the nine months ended September 30, 2012 includes $13.0 million related to the stock option exchange, $3.1 million related primarily to the vested portion of option awards granted during the period, with the remaining $0.6 million related to option awards granted in prior years.

There were no share-based liabilities paid during the period.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

12.    STOCKHOLDER’S EQUITY AND STOCK-BASED COMPENSATION (continued)

Stock Options

In conjunction with the Merger, various members of management rolled over certain vested and unexercised options in the Predecessor as investments in the Company; these rolled over options were substituted for continuation options to acquire a combination of shares in the Company in a ratio of 4.6 shares of Class A common stock for every one share of Class L common stock. Prior to any change of control or initial public offering of the Company, the exercise of continuation options may only be satisfied by delivery of 4.6 Class A shares and one Class L share for each share group. Upon any change of control or initial public offering of the Company options to purchase shares of Class L common stock will convert into options to purchase common stock on a basis consistent with the conversion of our Class L common stock into common stock, with a corresponding adjustment to exercise price. A total of 472,709 pre-Merger options were rolled over, and substituted for 26,777 options to acquire an aggregate of 122,303 shares of Class A common stock and 26,777 shares of Class L common stock. The continuation options had been fully expensed by the Predecessor as of the date of the Merger, and, therefore, there is no expense for these options in the accompanying consolidated statements of operations.

The following table reflects stock option activity for the continuation options for the year ended December 31, 2011 and the nine months ended September 30, 2012:

	Weighted Average Remaining Contractual Life in Years	Number of Options on Class L Shares	Class L Weighted Average Exercise Price	Number of Options on Class A Shares	Class A Weighted Average Exercise Price
Outstanding at January 1, 2011	1.9	23,719	$90.00	108,336	$4.93
Exercised		(528)	90.00	(2,411)	4.93

Outstanding and Exercisable at December 31, 2011	0.9	23,191	$90.00	105,925	$4.93
Exercised (Unaudited)		(18,610)	90.00	(85,001)	4.93

Outstanding and Exercisable at September 30, 2012 (Unaudited)	0.8	4,581	$90.00	20,924	$4.93

The aggregate intrinsic value (pre-tax) was $9.8 million for the Company’s outstanding and exercisable continuation options on Class L shares at December 31, 2011 based on the fair value of the continuation options Class L shares of $511.51. The aggregate intrinsic value (pre-tax) was $0.8 million for the Company’s outstanding and exercisable continuation options on Class A shares at December 31, 2011 based on the fair value of the continuation options Class A shares of $12.00 at December 31, 2011. The aggregate intrinsic value represents the net amount that would have been received by the option holders had they exercised all of their outstanding options and those which were fully vested on that date.

The total aggregate intrinsic value of exercised continuation options was $0.1 million, $0.8 million, and $0.2 million for the years ended December 31, 2009, 2010, and 2011, respectively, based on the fair value of Class L common shares of $360.00, $404.37 and $472.70, respectively and based on the fair value of Class A common shares of $19.70, $9.99 and $17.77, respectively. The total aggregate

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

12.    STOCKHOLDER’S EQUITY AND STOCK-BASED COMPENSATION (continued)

intrinsic value of exercised continuation options was $8.4 million for the nine months ended September 30, 2012, based on the fair value of Class L common shares of $511.51 and Class A common shares of $12.00 at the date of exercise.

The fair value of each stock option of Class A and Class L shares granted was estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

	Years ended December 31,			Nine months ended September 30, 2012
	2009	2010	2011
	Class A Shares	Class A Shares	Class A Shares	Class L Shares	Class A Shares
				(Unaudited)
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%
Expected stock price volatility	82.0%	82.0%	82.0%	79.2%	79.2%
Risk free interest rate	1.31%	1.4%	1.2%	0.68%	0.68%
Expected life of options	3.44 years	3.69 years	3.47 years	4.16 years	4.16 years
Weighted average fair value per share of options granted during the period	$8.12	$4.34	$10.40	$291.83	$6.84

The expected stock price volatility is based upon the historical volatility of the Predecessor’s stock price over the expected life of the options, as well as the historical volatility of the stock price over the expected life of the options of similar companies that are publicly traded.

The table below reflects stock option activity under the Company’s equity plan for the year ended December 31, 2011 and the nine months ended September 30, 2012. No stock options were granted during the quarter ended September 30, 2012.

	Weighted Average Remaining Contractual Life in Years	Class L Shares		Class A Shares
		Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2011	7.8	-	$-	657,085	$19.70
Granted		-	-	66,482	20.33
Forfeited		-	-	(8,246)	19.70

Outstanding at December 31, 2011	7.0	-	$-	715,321	$19.76
Exercisable at December 31, 2011	6.4	-	$-	188,815	$19.70
Vested and expected to vest at December 31, 2011	7.0	-	$-	662,670	$19.78

Exercised		-	-	(1,065)	19.70
Forfeited		-	-	(2,867)	19.70
Cancellations(1)		-	-	(711,389)	19.76
Option exchange(1)		90,630	511.51	413,953	12.00
Granted		32,556	511.51	148,699	12.00
Forfeited		(460)	511.51	(2,101)	12.00

Outstanding at September 30, 2012	7.1	122,726	$511.51	560,551	$12.00
Exercisable at September 30, 2012	6.6	40,481	$511.51	184,896	$12.00
Vested and expected to vest at September 30, 2012	7.1	117,463	$511.51	536,511	$12.00

(1)	Represents option exchange consummated on May 2, 2012.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

12.    STOCKHOLDER’S EQUITY AND STOCK-BASED COMPENSATION (continued)

At December 31, 2011, the Company’s outstanding and exercisable options for Class A shares did not have an aggregate intrinsic value as the exercise price exceeded their fair value.

Vested and expected to vest options at December 31, 2011 did not have an aggregate intrinsic value as the exercise price exceeded their fair value at December 31, 2011.

The fair value (pre-tax) of options that vested during the years ended December 31, 2010 and 2011 were $1.4 million and $0.8 million, respectively. No options vested during the year ended December 31, 2009. The fair value (pre-tax) of options that vested during the nine months ended September 30, 2011 was $0.7 million. The fair value (pre-tax) of options that vested during the nine months ended September 30, 2012 were $4.2 million for options on Class L common stock and $0.4 million for options on Class A common stock.

As of December 31, 2011 and September 30, 2012, there was $1.1 million and $13.1 million, respectively, of total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Plan. That expense is expected to be recognized over the remaining requisite service period for options with a service condition, and upon a change in control, as defined in the Plan, or the closing of an initial public offering, to the extent that the requisite service period is already fulfilled for options with a service and performance condition. The weighted average remaining requisite service period was approximately two years at December 31, 2011 and September 30, 2012.

Cash received by the Company from the exercise of stock options for the years ended December 31, 2009, 2010, and 2011, was $38,000, $0.3 million, and $0.1 million, respectively. The actual tax benefits realized for the tax deductions from option exercises were $0.1 million, $0.3 million, and $0.1 million, in the years ended December 31, 2009, 2010, and 2011, respectively. Cash received by the Company from the exercise of stock options for the nine months ended September 30, 2012 was $2.1 million. The actual tax benefits realized for the tax deductions from option exercises were $3.4 million in the nine months ended September 30, 2012. Cash received by the Company from the exercise of stock options for the nine months ended September 30, 2011 was $0.1 million. The Company realizes a tax deduction upon the exercise of non-qualified stock options due to the recognition of compensation expense in the calculation of its taxable income. The amount of the compensation recognized for tax purposes is based on the difference between the market value of the common stock and the option price at the date the options are exercised. Tax benefits related to the exercise of the continuation options were credited to goodwill as they had been previously expensed by the Predecessor.

13.    EARNINGS PER SHARE

As the Company has both Class L and Class A common stock outstanding and the Class L common stock has a preference with respect to all liquidation distributions, net (loss) earnings per share is calculated using the two-class method, which requires the allocation of earnings to each class of common stock.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

13.    EARNINGS PER SHARE (continued)

The numerator in calculating Class L basic and diluted earnings per share is the Class L preference amount accrued during the year presented plus, if positive, a pro rata share of an amount equal to consolidated net income less the Class L preference amount.

The numerator in calculating Class A basic and diluted earnings per share is an amount equal to consolidated net income less the Class L preference amount and Class L pro rata share amount, if any.

The weighted average number of common shares in the common diluted earnings per share calculation excludes all Class L shares and stock options outstanding during the respective periods, as they would not be dilutive. The weighted average number of Class L shares in the earnings per share calculation excludes all Class L stock options outstanding during the respective periods as they would not be dilutive. The computation of basic and diluted earnings per common share is as follows (in thousands, except share and per share amounts):

	Years ended December 31,			Nine months ended September 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Net (loss) income—basic and diluted	$(9,535)	$(9,994)	$4,759	$800	$3,988
Accretion of Class L preference	58,559	64,712	71,568	52,856	58,401
Accretion of Class L preference for vested options	1,171	1,251	1,274	944	4,660

Net (loss) available to common shareholders	$(69,265)	$(75,957)	$(68,083)	$(53,000)	$(59,073)

Allocation of net (loss) income to common stockholders—basic and diluted:
Class L	$58,559	$64,712	$71,568	$52,856	$58,401
Class A	$(69,265)	$(75,957)	$(68,083)	$(53,000)	$(59,073)

Weighted average number of common shares—basic and diluted:
Class L	1,315,267	1,315,153	1,317,273	1,317,170	1,325,903
Class A	6,007,482	6,006,960	6,016,733	6,016,175	6,057,128

Earnings (loss) per common share—basic and diluted:
Class L	$44.52	$49.21	$54.33	$40.13	$44.05
Class A	$(11.53)	$(12.64)	$(11.32)	$(8.81)	$(9.75)

As of December 31, 2009, 2010, and 2011, there were unvested options outstanding to purchase Class A common stock of 0.6 million, 0.6 million, and 0.5 million shares, respectively, that may be dilutive in the future. As of September 30, 2012, there were unvested options outstanding to purchase 375,645 shares of Class A common stock and unvested options outstanding to purchase 82,243 shares of Class

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

13.    EARNINGS PER SHARE (continued)

L common stock that may be dilutive in the future. Of those amounts, there were options to purchase 259,548 shares of Class A common stock and options to purchase 56,825 shares Class L common stock that were performance-based and for which the performance criteria have not yet been met.

Unaudited Pro Forma Earnings per Share

The Company has filed a registration statement with the Securities and Exchange Commission to sell shares of its common stock to the public. The unaudited pro forma basic and diluted earnings per share for the year ended December 31, 2011 and the nine months ended September 30, 2012 gives effect to the assumed conversion of all outstanding shares of Class L common stock at a conversion factor of 35.1955 common shares for each Class L share, as if the initial public offering was completed at the beginning of the year ended December 31, 2011. The dilutive impact of stock options is calculated using the treasury stock method. Shares to be sold in the offering are excluded from the unaudited pro forma basic and diluted earnings per share calculations. The following table sets forth the computation of unaudited pro forma basic and diluted earnings per share:

	Year ended December 31, 2011
	Basic	Diluted
Net income (in thousands)	$4,759	4,759
Pro forma weighted average number of common shares:
Weighted average number of common shares	6,016,733	6,016,733
Pro Forma weighted average number of converted Class L shares	46,362,082	46,362,082
Dilutive impact of stock options	-	660,805

Pro forma weighted average number of common shares	52,378,815	53,039,620

Pro forma earnings per common share	$.09	.09

	Nine months ended September 30, 2012
	Basic	Diluted
Net income (in thousands)	$3,988	3,988
Pro forma weighted average number of common shares:
Weighted average number of common shares	6,057,128	6,057,128
Pro Forma weighted average number of converted Class L shares	46,944,341	46,944,341
Dilutive impact of stock options	-	261,699
Pro forma weighted average number of common shares	53,001,469	53,263,168

Pro forma earnings per common share	$.08	.07

14.    COMMITMENTS AND CONTINGENCIES

Leases

The Company leases various office equipment, child care and early education center facilities and office space under non-cancelable operating leases. Most of the leases expire within ten years

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

14.    COMMITMENTS AND CONTINGENCIES (continued)

and many contain renewal options for various periods. Certain leases contain provisions, which include additional payments based upon revenue performance, enrollment or the Consumer Price Index at a future date. Rent expense for the years ended December 31, 2009, 2010, and 2011 totaled $46.8 million, $52.1 million, and $57.6 million, respectively.

Future minimum payments as of December 31, 2011 under non-cancelable operating leases are as follows for the years ending December 31 (in thousands):

2012	$56,682
2013	54,395
2014	50,721
2015	46,742
2016	41,819
Thereafter	168,451

Total future minimum lease payments	$418,810

Long-Term Debt

Future minimum payments as of December 31, 2011 of long-term debt are as follows for the years ending December 31 (in thousands):

2012	$4,814
2013	65,262
2014	3,650
2015	341,275
2016	-
Thereafter	410,000

Total future principal payments	$825,001

The Company entered into the Series C new term loans during the nine months ended September 30, 2012. Future minimum payments due for this loan are of $0.2 million in the remainder of 2012, of $0.9 million in 2013, 2014, 2015, and 2016, and of $81.0 million in 2017. These payments are in addition to those included in the table above.

Letters of Credit

The Company has seventeen letters of credit outstanding used to guarantee certain rent payments for up to $0.7 million. No amounts have been drawn against these letters of credit.

Employment and Severance Agreements

The Company has severance agreements with nine executives that provide from four to eighteen months of compensation upon the termination of employment. The Company estimates that the maximum amount payable under these agreements in 2012 is $3.6 million. The severance agreements prohibit the above-mentioned employees from competing with the Company during the severance period or divulging confidential information after their separation from the Company.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

14.    COMMITMENTS AND CONTINGENCIES (continued)

Litigation

The Company is a defendant in certain legal matters in the ordinary course of business. Management believes the resolution of such legal matters will not have a material effect on the Company’s financial condition, results of operations or cash flows.

Insurance and Regulatory

The Company self-insures a portion of its medical insurance plans and has a high deductible workers’ compensation plan. While management believes that the amounts accrued for these obligations are sufficient, any significant increase in the number of claims or costs associated with claims made under these plans could have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company’s child care and early education centers are subject to numerous federal, state and local regulations and licensing requirements. Failure of a center to comply with applicable regulations can subject it to governmental sanctions, which could require expenditures by the Company to bring its child care and early education centers into compliance.

15.    EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) Retirement Savings Plan (the “401(k) Plan”) for all eligible employees. To be eligible for the 401(k) Plan, an employee must be at least 20.5 years of age and have completed their eligibility period of 60 days and 160 hours of service from date of hire. If they do not meet the 160 hours of service requirement, they may be eligible at 12 months provided they have reached 1,000 hours of service from date of hire. The 401(k) Plan is funded by elective employee contributions of up to 50% of their compensation. Under the 401(k) Plan, the Company matches 25% of employee contributions for each participant up to 8% of the employee’s compensation after one year of service. Expense under the plan, consisting of Company contributions and plan administrative expenses paid by the Company, totaled approximately $1.8 million for each of the years ended December 31, 2009, 2010, and 2011.

16.    SEGMENT AND GEOGRAPHIC INFORMATION

Bright Horizons work/life services are primarily comprised of full service center-based child care, back-up dependent care, elementary education, college preparation and admissions counseling, and tuition assistance, counseling and management services. The Company has identified three reporting segments consisting of full service center-based care, back-up dependent care, and other educational advisory services. Full service center-based care includes the traditional center-based child care, preschool, and elementary education, which have similar operating characteristics and meet the criteria for aggregation under ASC 280, Segment Reporting. Full service center-based care derives its revenues primarily from contractual arrangements with corporate clients and from tuition. The Company’s back-up dependent care services consist of center-based back-up child care, in-home care, mildly ill care, and adult/elder care. The Company’s other education advisory services consists of the remaining services,

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

16.    SEGMENT AND GEOGRAPHIC INFORMATION (continued)

including college preparation and admissions counseling and tuition assistance, counseling and management services, which do not meet the quantitative thresholds for separate disclosure and are not material for segment reporting individually or in the aggregate. The Company and its chief operating decision makers evaluate performance based on revenues and income from operations.

The assets and liabilities of the Company are managed centrally and are reported internally in the same manner as the consolidated financial statements; thus, no additional information is produced or included herein.

	Full service center-based care	Back-up dependent care	Other educational advisory services	Total
	(In thousands)
Year ended December 31, 2009
Revenue	$754,764	$89,704	$7,855	$852,323
Amortization of intangibles	27,641	2,069	250	29,960
Income from operations	50,016	16,811	(55)	66,772

Year ended December 31, 2010
Revenue	$769,235	$99,086	$9,838	$878,159
Amortization of intangibles	25,324	2,057	250	27,631
Income from operations	46,770	21,141	752	68,663

Year ended December 31, 2011
Revenue	$844,595	$114,502	$14,604	$973,701
Amortization of intangibles	25,178	1,947	302	27,427
Income from operations	58,950	28,669	(783)	86,836

Nine months ended September 30, 2011
Revenue (unaudited)	$630,634	$83,683	$10,499	$724,816
Amortization of intangibles (unaudited)	18,927	1,544	226	20,697
Income from operations (unaudited)	44,393	20,491	(830)	64,054

Nine months ended September 30, 2012
Revenue (unaudited)	$689,678	$94,755	$13,079	$797,512
Amortization of intangibles (unaudited)	19,528	544	226	20,298
Income from operations (unaudited)	44,108	23,591	(179)	67,520

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

16.    SEGMENT AND GEOGRAPHIC INFORMATION (continued)

Revenue and long-lived assets by geographic region are as follows (in thousands):

	Years ended December 31,			Nine months ended September 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Revenue
North America	$754,574	$770,848	$843,645	$629,505	$673,025
Europe and other	97,749	107,311	130,056	95,311	124,487

Total Revenue	$852,323	$878,159	$973,701	$724,816	$797,512

	December 31,		September 30, 2012
	2010	2011
			(Unaudited)
Long-lived assets
North America	$648,720	$634,672	$639,483
Europe	46,232	55,602	128,942

Total long-lived assets	$694,952	$690,274	$768,425

The classification “North America” is comprised of the Company’s United States, Canada and Puerto Rico operations and the classification “Europe and other” includes the Company’s United Kingdom, Netherlands, Ireland, and India operations.

17.    TRANSACTIONS WITH RELATED PARTIES

We have a management agreement with the Sponsor of the Company who is also a stockholder. The management agreement has a ten year term which commenced May 28, 2008. Fees of $2.5 million per year have been paid to the Sponsor in each of the years ended December 31, 2009, 2010 and 2011. These fees are included in selling, general and administrative expenses in the consolidated statements of operations. The agreement includes a termination payment that is contingent upon the timing of the termination event.

18.    REVERSE STOCK SPLIT

The Company filed an amendment to its certificate of incorporation on January 11, 2013. The amendment effected a 1-for-1.9704 reverse split of its Class A common stock in anticipation of its initial public offering. All previously reported Class A per share and Class A share amounts in the accompanying financial statements and related notes have been restated to reflect the reverse stock split.

19.    CLASS L COMMON STOCK CONVERSION

Prior to January 11, 2013, the Company had two classes of common stock designated as Class L and Class A common stock. On January 11, 2013, the Company effected a 1–for–1.9704 reverse split of its Class A common stock and then converted each share of its Class L common stock into 35.1955 shares of Class A common stock in anticipation of its initial public offering. In addition, immediately following the conversion of its Class L common stock, the Company reclassified its Class A common stock into common stock.

* * * * * *

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Huntyard Limited

We have audited the accompanying consolidated balance sheets of Huntyard Limited as of December 31, 2011 and 2010, and the related consolidated profit and loss accounts, consolidated statements of total recognised gains and losses and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation, we believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Huntyard Limited as of December 31, 2011 and 2010, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted account principles in the United States of America. Application of generally accepted accounting principles in the United States of America (“U.S. GAAP”) would have affected the results of operations of the company for the years ended December 31, 2011 and 2010 to the extent summarised in Note 29 to the financial statements.

/s/ BDO LLP

United Kingdom

August 23, 2012

HUNTYARD LIMITED

Consolidated profit and loss accounts

for the years ended 31 December 2011 and 2010

		Continuing operations	Acquisitions
	Note	2011	2011	Total 2011	Total 2010
		£’000	£’000	£’000	£’000
Turnover	2	25,113	1,402	26,515	23,726
Cost of sales		14,560	721	15,280	13,755

Gross profit		10,553	681	11,235	9,971
Administrative expenses		5,399	336	5,736	5,109

Group operating profit	3	5,154	345	5,499	4,862
Loss on disposal of operation		-	-	-	(216)

Profit on ordinary activities before interest and other income		5,154	345	5,499	4,646
Other interest receivable and similar income	6			121	222
Interest payable and similar charges	7			(1,630)	(1,663)

Profit on ordinary activities before taxation				3,990	3,205
Taxation on profit on ordinary activities	8			1,247	1,027

Profit on ordinary activities after taxation				2,743	2,178

All amounts relate to continuing activities.

The accompanying notes on are an integral part of these financial statements.

HUNTYARD LIMITED

Consolidated statements of total recognised gains and losses for the years ended 31 December 2011 and 2010

	Note	2011	2010
		£’000	£’000
Consolidated statement of total recognised gains and losses
Profit for the financial year		2,743	2,178
Share based payment	20	6	3

Total recognised gains and losses for the financial year		2,749	2,181

The accompanying notes are an integral part of these financial statements.

HUNTYARD LIMITED

Consolidated balance sheets

at 31 December 2011 and 2010

Company number 85120	Note	2011	2011	2010	2010
		£’000	£’000	£’000	£’000
Called up share capital not paid			345		345
Fixed assets
Tangible assets	10		57,803		51,351

			58,148		51,696
Current assets
Debtors	12	677		478
Cash at bank and in hand		1,048		11,111

		1,725		11,589
Creditors: amounts falling due within one year	13	38,141		11,859
Net current liabilities			(36,415)		(270)

Total assets less current liabilities			21,733		51,426
Creditors: amounts falling due after more than one year	14	4,278		36,859
Provisions for liabilities	15	361		222

			4,639		37,081

			17,094		14,345

The accompanying notes are an integral part of these financial statements.

HUNTYARD LIMITED

Consolidated balance sheets

at 31 December 2011 and 2010 (continued)

	Note	2011	2011	2010	2010
		£’000	£’000	£’000	£’000
Capital and reserves
Called up share capital	17		110		110
Share premium account	18		10,928		10,928
Share scheme reserve	18		9		3
Treasury share reserve	18		(215)		(215)
Profit and loss account	18		6,262		3,519

Shareholders’ funds	19		17,094		14,345

The financial statements were approved by the board of directors and authorised for issue on 23 August 2012.

/s/ E Boland

E Boland

Director

The accompanying notes are an integral part of these financial statements.

HUNTYARD LIMITED

Company balance sheets

at 31 December 2011 and 2010

Company number 85120	Note	2011	2011	2010	2010
		£’000	£’000	£’000	£’000

Called up share capital not paid			345		345

Fixed assets
Fixed asset investments	11		-		-

			345		345

Current assets
Debtors	12	9,533		9,663
Cash at bank and in hand		44		96

		9,577		9,759

Creditors: amounts falling due within one year	13	8		46

Net current assets			9,569		9,713

Total assets less current liabilities			9,914		10,058

Capital and reserves
Called up share capital	17		110		110
Share premium account	18		10,928		10,928
Share scheme reserve	18		9		3
Treasury share reserve	18		(215)		(215)
Profit and loss account	18		(918)		(768)

Shareholders’ funds	19		9,914		10,058

The accompanying notes are an integral part of these financial statements.

HUNTYARD LIMITED

Consolidated cashflow statements for the years ended 31 December 2011 and 2010

	Note	2011	2011	2010	2010
		£’000	£’000	£’000	£’000

Net cash inflow from operating activities	26		6,909		5,784

Returns on investments and servicing of finance
Interest received		121		222
Interest paid: bank loans		(1,211)		(1,150)
Interest paid: hire purchase		-		(3)

Net cash outflow from returns on investments and servicing of finance			(1,090)		(931)

Taxation
Corporation tax paid			(1,129)		(935)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(1,921)		(1,783)
Receipts from sale of tangible fixed assets		13		735

Net cash outflow from capital expenditure and financial investment			(1,908)		(1,048)

Acquisitions and disposals
Purchase of business operations		(5,564)		-
Cash acquired on acquisition		630		-

Net cash outflow from acquisitions and disposals			(4,934)		-

Cash (outflow)/inflow before use of financing			(2,152)		2,870

Financing
Share premium thereon		-		(65)
Loans repaid		(375)		(660)
Capital element of finance leases repaid		-		(19)
Purchase of treasury shares		-		(214)

Net cash outflow from financing			(375)		(958)

(Decrease)/increase in cash	27		(2,527)		1,912

The accompanying notes are an integral part of these financial statements.

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010

1    Accounting policies

The financial statements have been prepared under the historical cost convention and are in accordance with applicable accounting standards.

The following principal accounting policies have been applied:

Basis of consolidation

The consolidated financial statements incorporate the results of Huntyard Limited and all of its subsidiary undertakings as at 31 December 2011 using the acquisition method of accounting. Where the acquisition method is used, the results of subsidiary undertakings are included from the date of acquisition.

Turnover

Turnover represents the value of sales, excluding value added tax and is attributable to the group’s principal activities, and arises wholly within the United Kingdom. Nursery fees paid in advance are held in other creditors and only recognised in the period to which they relate.

Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Such costs include costs directly attributable to making the asset capable of operating as intended.

For assets acquired through business combinations cost is determined as the fair value of the assets acquired, with the properties being fair valued using the value in use method.

Freehold land is not depreciated.

Depreciation is provided on tangible fixed assets at rates calculated.

Freehold property	- 2% on the depreciable amount
Leasehold property	- Over the period of the lease
Motor vehicles	- 33.33% per annum on cost
Fixtures and fittings	- 20% per annum on cost
Computer equipment	- 33.33% per annum on cost

The cost of land and buildings includes interest on the capital employed in the development of the nurseries and the development costs associated with initiating and monitoring the construction of the property. Such interest is capitalised only until the date of opening of the relevant nursery. The rate of interest used is the applicable cost of funds during the period.

Where there is evidence of impairment, fixed assets are written down to the recoverable amount. Any such write down would be charged to the operating profit.

Valuation of investments

Investments held as fixed assets are valued at historic cost less any provision for impairment.

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

1    Accounting policies (continued)

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred.

Current tax is measured at amounts expected to be paid using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax balances are recognised in respect of all timing differences that have originated but not reversed by the balance sheet date, except that:

•	the recognition of deferred tax assets is limited to the extent that the group anticipates making sufficient taxable profits in the future to absorb the reversal of the underlying timing differences.

Deferred tax balances are not discounted.

Leased assets

Where assets are financed by leasing agreements that give rights approximating to ownership (finance leases), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable over the term of the lease. The corresponding leasing commitments are shown as amounts payable to the lessor. Depreciation on the relevant assets is charged to the profit and loss account over the shorter of estimated useful economic life and the period of the lease.

Lease payments are analysed between capital and interest components so that the interest element of the payment is charged to the profit and loss account over the period of the lease and is calculated so that it represents a constant proportion of the balance of capital repayments outstanding. The capital part reduces the amounts payable to the lessor.

All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight-line basis over the term of the lease.

Pension costs

Contributions to the group’s defined contribution pension scheme. The assets of the scheme are invested and managed independently of the finances of the group.

For the defined contribution scheme the amount charged to the profit and loss account in respect of pension costs and other post-retirement benefits is the contributions payable in the year. Differences between contributions payable in the year and and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Finance Fees

Arrangements and other issue costs incurred as a result of entering into a loan and other facilities are expensed over the length of the related loan or facility in accordance with Financial Reporting Standard 4 ‘Accounting for Capital Instruments’.

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

1    Accounting policies (continued)

Government grants

Capital grants received are held on the balance sheet and are amortised over the same period as the assets to which they relate. Grants of a revenue nature are credited to the profit and loss account in the same year as the related expenditure.

Share-based payment

When share options are awarded to employees, the fair value of the options at the date of grant is charged to the income statement over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each balance sheet date so that, ultimately, the cumulative amount recognised over the vesting period is based on the number of options that eventually vest. Market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition.

2    Turnover

Turnover is wholly attributable to the principal activity of the group and arises solely within the United Kingdom.

3    Operating profit

	2011	2010
	£’000	£’000
This is arrived at after charging/(crediting):
Depreciation of tangible fixed assets	811	746
(Profit)/loss on disposal of tangible fixed assets	(9)	23
Hire of other assets - operating leases	281	268
Auditors’ remuneration for group audit services	5	5
- in respect of subsidiaries	33	31
- for taxation services	24	9
- all other services	2	-
Share-based payment (see note 20)	6	3

Amounts paid to the company’s auditor in respect of services to the company, other than the audit of the company’s financial statements, have not been disclosed as the information is required instead to be disclosed on a consolidated basis.

During the year corporate finance transaction fees totalling £16,000 (2010: £nil) were paid to the auditors.

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

4    Employees

Staff costs (including directors) consist of:

	Group 2011	Group 2010
	£’000	£’000
Wages and salaries	13,273	11,743
Social security costs	907	823
Other pension costs	106	103

	14,286	12,669

The average number of employees (including directors) during the year was as follows:

	Group 2011 Number	Group 2010 Number
Operational	1,059	945
Management and administration	36	29

	1,095	974

5    Directors’ remuneration

	2011	2010
	£’000	£’000
Directors’ emoluments	89	216
Company contributions to money purchase pension schemes	25	19

There was 1 director in the group’s defined contribution pension scheme during the year (2010 - 1).

The total amount payable to the highest paid director in respect of emoluments was £69,160 (2010 - £208,724). Company pension contributions of £25,200 (2010 - £19,200) were made to a money purchase scheme on their behalf.

6    Other interest receivable and similar income

	2011	2010
	£’000	£’000
Interest received from bank and treasury accounts	121	222

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

7    Interest payable and similar charges

	2011	2010
	£	£
Bank loans and overdrafts	1,151	1,179
HP interest	-	2
Other finance costs	90	123
Related company loan interest	389	359

	1,630	1,663

Other finance costs consist of Bank of Scotland loan agreement fees for the acquisitions made by the group. These costs are amortised over the period of the loan.

8    Taxation on profit on ordinary activities

	2011	2010
	£’000	£’000
UK Corporation tax
Current tax on profits of the year	1,121	900
Adjustment in respect of previous periods	(10)	(11)

Total current tax	1,111	889
Deferred tax
Origination and reversal of timing differences	127	124
Adjustment in respect of previous periods	9	14

Movement in deferred tax provision	136	138

Taxation on profit on ordinary activities	1,247	1,027

The tax assessed for the year is higher than/lower than the standard rate of corporation tax in the UK applied to profit before tax. The differences are explained below:

	2011	2010
	£’000	£’000
Profit on ordinary activities before tax	3,990	3,205

Profit on ordinary activities at the standard rate of corporation tax in the UK of 26.5% (2010 - 28.0%)	1,057	897
Effect of:
Expenses not deductible for tax purposes	165	108
Capital allowances for period in excess of depreciation	(144)	(142)
Adjustment to tax charge in respect of previous periods	(10)	(10)
Other timing differences	3	21
Losses in parent company	40	15

Current tax charge for the year	1,111	889

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

Factors that may affect future tax charges

As at 31 December 2011 there are capital losses carried forward totalling £146,000 (2010: £146,000).

9    Profit for the financial year

The company has taken advantage of the exemption allowed under section 408 of the Companies Act 2006 and has not presented its own profit and loss account in these financial statements. The group profit for the year includes a loss after tax of £149,255 (2010 - £54,992) which is dealt with in the financial statements of the parent company.

10    Tangible fixed assets

Group

	Freehold land and buildings	Leasehold land and buildings	Motor vehicles	Fixtures and fittings	Total
	£’000	£’000	£’000	£’000	£’000
Cost or valuation
At 1 January 2011	48,209	3,192	157	3,425	54,983
Additions	628	425	46	840	1,939
Acquisition of subsidiary	5,185	93	12	37	5,327
Disposals	(2)	(26)	(39)	-	(68)
Transfers	(2,031)	2,031	-	-	-

At 31 December 2011	51,989	5,715	176	4,302	62,182

Depreciation
At 1 January 2011	694	428	133	2,377	3,632
Provided for the year	208	23	36	544	811
Disposals	-	(26)	(38)	-	(64)
Transfers	(22)	22	-	-	-

At 31 December 2011	880	447	131	2,921	4,379

Net book value
At 31 December 2011	51,109	5,268	45	1,381	57,803

At 31 December 2010	47,515	2,764	24	1,048	51,351

The net book value of tangible fixed assets for group and company includes an amount of £Nil (2010 - £Nil) in respect of assets held under finance leases and hire purchase contracts. The related depreciation charge on these assets for the year was £Nil (2010 - £1,684).

Included within the group freehold land and buildings is £9,100,230 (2010: £8,605,230) attributable to the land element which is not depreciated.

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

11    Fixed asset investments

Company

Group undertakings
£’000
Cost or valuation
At 1 January 2011 and 31 December 2011	0

Subsidiary undertakings, associated undertakings and other investments

The principal undertakings in which the company’s interest at the year end is 20% or more are as follows:

	Country of incorporation or registration	Proportion of voting rights and ordinary share capital held	Nature of business
Direct subsidiary undertakings
Casterbridge Care and Education Group Limited	England	100%	Holding company
Casterbridge Real Estate 2 Limited	England	100%	Dormant
Indirect subsidiary undertakings
Casterbridge Care and Education Limited	England	100%	Intermediate holding company
Casterbridge Nurseries (Eton Manor) Limited	England	100%	Dormant
Dolphin Nurseries (Bracknell) Limited	England	100%	Dormant
Dolphin Nurseries (Tooting) Limited	England	100%	Dormant
Sam Bell Enterprises Limited	England	100%	Dormant
Tassel Road Children’s Day Nursery Limited	England	100%	Dormant
Surculus Properties Limited	England	100%	Dormant
Dolphin Nurseries (Banstead) Limited	England	100%	Dormant
Dolphin Nurseries (Kingston) Limited	England	100%	Dormant
Dolphin Nurseries (Caterham) Limited	England	100%	Dormant
Dolphin Nurseries (Northwick Park) Limited	England	100%	Dormant
Springfield Lodge Day Nursery (Dartford) Limited	England	100%	Children’s nursery
Springfield Lodge Day Nursery (Swanscombe) Limited	England	100%	Children’s nursery
Casterbridge Nurseries (HH) Limited	England	100%	Dormant
Casterbridge Real Estate Limited	England	100%	Property company
Casterbridge Nurseries Limited	England	100%	Children’s nursery
Inglewood Day Nursery and College Limited	England	100%	Children’s nursery
Casterbridge Nurseries (Gaynes Park) Limited	England	100%	Dormant

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

12    Debtors

	Group 2011	Group 2010	Company 2011	Company 2010
	£’000	£’000	£’000	£’000
Amounts receivable within one year
Trade debtors	129	31	-	-
Amounts owed by related parties	-	22	-	-
Other debtors	265	165	-	-
Prepayments and accrued income	284	260	-	-

	678	478	-	-
Amounts receivable after more than one year
Amounts owed by group undertakings	-	-	9,533	9,663

Total debtors	678	478	9,533	9,663

All amounts owed by group undertakings are unsecured and not subject to any fixed repayment date. Undertakings have been given that the amounts will not be repaid in the next 12 months and accordingly the amounts have been classified as due after one year.

13    Creditors: amounts falling due within one year

	Group 2011	Group 2010	Company 2011	Company 2010
	£’000	£’000	£’000	£’000
Bank loans and overdrafts (secured)	32,935	7,910	-	-
Trade creditors	343	480	-	-
Amounts owed to related undertakings	362	-	-	-
Corporation tax	645	532	-	-
Other taxation and social security	229	214	-	-
Other creditors	2,300	1,590	-	-
Accruals and deferred income	1,327	1,133	8	46

	38,141	11,859	8	46

The bank loans and overdrafts are secured over all the assets of the group, a cross corporate guarantee with all group companies and a first legal charge over the freehold properties.

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

14    Creditors: amounts falling due after more than one year

	Group 2011	Group 2010	Company 2011	Company 2010
	£’000	£’000	£’000	£’000
Bank loans (secured)	-	32,845	-	-
Other loans	4,278	3,889	-	-
Accruals and deferred income	-	125	-	-

	4,278	36,859	-	-

Maturity of debt:

	Loans and overdrafts 2011	Loans and overdrafts 2010
	£	£
In one year or less, or on demand	32,935	7,910

In more than one year but not more than two years	4,278	36,734

The other loans are unsecured and are due for repayment on 2 April 2013.

In a previous period a subsidiary company, Casterbridge Care and Education Group Limited, entered into a bank loan agreement which is guaranteed by all group companies. At 31 December 2011 the loan totalled £33,087,494 (2010: £33,462,494). The bank loans are secured over the assets of the group companies by a way of a fixed and floating charge. The loans are repayable in full on 21st December 2012. The loans attract interest at between 2.25-2.75% above period LIBOR rates. The acquisition facility has the potential for additional borrowing for any further acquisitions dependent on certain criteria.

15    Provisions for liabilities

Group

Deferred taxation
£’000
At 1 January 2011	222
Charged to profit and loss account	136
Undertaking acquired	3

At 31 December 2011	361

Deferred taxation

	Group 2011	Group 2010	Company 2011	Company 2010
	£’000	£’000	£’000	£’000
Accelerated capital allowances	338	159	-	-
Sundry timing differences	23	63	-	-

	361	222	-	-

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

16    Pensions

The group operates a defined contribution pension scheme. The assets of the scheme are held separately from those of the group in an independently administered fund. The pension charge amounted to £105,861 (2010 - £103,057). Contributions amounting to £44,100 (2010 - £20,945) were payable to the fund and are included in creditors.

17    Share capital

	2011	2010
	£’000	£’000
Allotted, called up and fully paid
10,957,498 redeemable shares of 1pence each	110	110

In addition there are 2 ordinary shares of 1p each in issue.

18    Reserves

Group

	Share premium account	Share scheme reserve	Treasury share reserve	Profit and loss account
	£’000	£’000	£’000	£’000
At 1 January 2011	10,928	3	(215)	3,519
Profit for the year	-	-	-	2,743
Other movements	-	6	-	-

At 31 December 2011	10,928	9	(215)	6,262

Company

	Share premium account	Share scheme reserve	Treasury share reserve	Profit and loss account
	£’000	£’000	£’000	£’000
At 1 January 2011	10,928	3	(215)	(769)
Loss for the year	-	-	-	(149)
Other movements	-	6	-	-

At 31 December 2011	10,928	9	(215)	(918)

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

19    Reconciliation of movements in shareholders’ funds

	Group 2011	Group 2010	Company 2011	Company 2010
	£’000	£’000	£’000	£’000
Profit/(loss) for the year	2,743	2,178	(150)	(54)
Other net recognised gains and losses relating to the year
- Share based payment	6	3	6	3
Shares redeemed	-	(0)	-	(0)
Utilised on redemption of shares	-	(65)	-	(65)
Purchase of treasury shares	-	(215)	-	(215)

Net additions to/(deductions from) shareholders’ funds	2,749	1,901	(144)	(331)

Opening shareholders’ funds	14,345	12,444	10,058	10,389

Closing shareholders’ funds	17,094	14,345	9,914	10,058

20    Share-based payments

The company operates a share option scheme for the benefit of employees, this share scheme is an approved scheme. This share scheme grants options in the ordinary stock of the parent undertaking.

	2011	2011	2010	2010
	Weighted average exercise price	Number	Weighted average exercise price	Number
	£		£
Outstanding at the beginning of the year	1.30	213,000	-	-
Granted during the year	-	-	1.30	213,000

Outstanding at the end of the year	1.30	213,000	1.30	213,000

The date of the grant was 28 May 2010, in which 25 employees joined. The expected life of the options granted are 3 years.

The following information is relevant in the determination of the fair value of options granted during the year under the equity-settled share based remuneration schemes operated by Huntyard Limited.

	2011	2010
Equity-settled
Option pricing model used	Monte Carlo Model	Monte Carlo Model
Weighted average exercise price at grant date (pence)	1.30	1.30
Weighted average contractual life (years)	3	3
Risk-free interest rate	2.00%	2.00%

The volatility assumption has been based on a review of comparable companies.

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

20    Share-based payments (continued)

The share-based remuneration expense (note 3) comprises:

	2011	2010
	£’000	£’000
Equity-settled schemes	6	3

The group did not enter into any share-based payment transactions with parties other than employees during the current or prior year.

21    Acquisitions

Acquisition of Springfield Lodge Day Nursery (Swanscombe) Limited

On 12 May 2011 the group acquired Springfield Lodge Day Nursery (Swanscombe) Limited, and the property from which it trades, for £2,020,304 paid by cash. This included the fees on acquisition.

In calculating the goodwill arising on acquisition, the fair value of the net assets of Springfield Lodge Day Nursery (Swanscombe) Limited have been assessed and adjustments from book value have been made where necessary. These adjustments are summarised in the following table:

	Book value	Acquisition of Property	Fair value on acquisition	Fair value
	£’000	£’000	£’000	£’000
Fixed assets
Tangible	104	945	866	1,915
Current assets
Debtors	39	-	-	39
Cash at bank and in hand	292	-	-	292

Total assets	435	945	866	2,246
Creditors
Due within one year	225	-	-	225

Total assets less current liabilities	210	945	866	2,021
Provisions
Provisions for liabilities	1	-	-	1

Net assets	209	945	866	2,020

£’000
Cash consideration (including acquisition fees)	2,020
Net assets acquired	2,020

Goodwill arising on acquisition	-

The fair value adjustment relates to the value in use valuation of the freehold property acquired on acquisition.

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

21    Acquisitions (continued)

Cash flows

The net outflow of cash arising from the acquisition of Springfield Lodge Day Nursery (Swanscombe) Limited was as follows:

£’000
Cash consideration, as above	2,020
Cash acquired	(292)

Net outflow of cash	1,728

Acquisition of Springfield Lodge Day Nursery (Dartford) Limited

On 12 May 2011 the group acquired Springfield Lodge Day Nursery (Dartford) Limited, and the property from which it trades, for £3,544,042 paid by cash. This included the fees on acquisition.

In calculating the goodwill arising on acquisition, the fair value of the net assets of Springfield Lodge Day Nursery (Dartford) Limited have been assessed and adjustments from book value have been made where necessary. These adjustments are summarised in the following table:

	Book value	Acquisition of Property	Fair Value Adjustment	Fair value
	£’000	£’000	£’000	£’000
Fixed assets
Tangible	39	1,035	2,339	3,413
Intangible	54	-	(54)	-
Current assets
Debtors	148	-	-	148
Cash at bank and in hand	338	-	-	338

Total assets	579	1,035	2,285	3,899
Creditors
Due within one year	353	-	-	353

Total assets less current liabilities	226	1,035	2,285	3,546
Provisions
Provisions for liabilities	2	-	-	2

Net assets	224	1,035	2,285	3,544

£’000
Cash consideration (including acquisition fees)	3,544
Net assets acquired	3,544

Goodwill arising on acquisition	-

The fair value adjustment relates to the value in use valuation of the freehold property acquired on acquisition.

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

21    Acquisitions (continued)

Cash flows

The net outflow of cash arising from the acquisition of Springfield Lodge Day Nursery (Dartford) Limited was as follows:

£’000
Cash consideration, as above	3,544
Cash acquired	(338)

Net outflow of cash	3,206

22    Commitments under operating leases

The group had annual commitments under non-cancellable operating leases as set out below:

	Land and buildings 2011	Land and buildings 2010
	£’000	£’000
Operating leases which expire:
Within one year	-	17
After five years	289	214

	289	231

23    Related party disclosures

Controlling parties

The company is controlled by Lydian Capital Partners LP by virtue of its interest in Huntyard Limited.

The company has taken advantage of the exemption conferred by Financial Reporting Standard 8 ‘Related party disclosures’ not to disclose transactions with its wholly owned subsidiaries.

Related party transactions and balances

At the year end £362,231 (2010: (£22,023 owed from) was owed to Kedleston UK Limited.

A further £4,277,537 (2010: £3,888,670) is due to Roundwood (Finance) Limited. The loan attracts interest at 10% per annum and £388,867 (2010: £358,705) has been accrued in the year. The loan is due for repayment on 2 April 2013.

During the year management charges totalling £130,000 (2010: £40,000) and £3,500 (2010: £4,000) were charged by Mountford Limited and Roundwood (Finance) Limited. The amount due to Roundwood (Finance) Limited was outstanding at year end.

All companies noted above are related through the interest of the ultimate controlling party, Lydian Capital Partners LP.

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

24    Ultimate parent company and controlling party

The largest and smallest group in which the results of the company are consolidated is that headed by Huntyard Limited, incorporated in Jersey. The consolidated accounts of this company are available to the public and may be obtained from Queensway House, Hilgrove Street, Jersey, JE1 1ES. No other group accounts include the results of the company.

25    Capital commitments

	Group 2011	Group 2010	Company 2011	Company 2010
	£’000	£’000	£’000	£’000
Contracted but not provided for	-	107	-	-

26    Reconciliation of operating profit to net cash inflow from operating activities

	2011	2010
	£’000	£’000
Operating profit	5,499	4,862
Depreciation of tangible fixed assets	811	745
(Profit)/loss on sale of tangible fixed assets	(9)	23
(Increase)/decrease in debtors	(13)	28
Increase in creditors	615	123
Share based payment charge	6	3

Net cash inflow from operating activities	6,909	5,784

27    Reconciliation of net cash flow to movement in net debt

	2011	2010
	£’000	£’000
(Decrease)/increase in cash	(2,527)	1,912
Cash inflow from changes in debt	375	679

Movement in net debt resulting from cash flows	(2,152)	2,591
Capitalisation of interest	(389)	(359)
Amortisation of debt issue costs	(90)	(123)

Movement in net debt	(2,631)	2,109
Opening net debt	(33,533)	(35,642)

Closing net debt	(36,164)	(33,533)

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

28    Analysis of net debt

	At 1 January 2011	Cash flow	Other non-cash items	At 31 December 2011
	£’000	£’000	£’000	£’000
Cash at bank and in hand	11,111	(10,062)	-	1,049
Bank overdrafts	(7,535)	7,535	-	-

		(2,527)
Debt due within one year	(375)	375	(32,935)	(32,935)
Debt due after one year	(36,734)	-	32,456	(4,278)

Total	(33,533)	(2,152)	(479)	(36,164)

29    Summary of differences between UK and US generally accepted accounting principles

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting practices in the United Kingdom (“UK GAAP”) which differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). The significant differences that effect profit/(loss) and equity shareholders’ funds for the years ended December 31, 2011 and 2010 are set forth below:

	Notes	2011	2010
		£’000	£’000
Reconciliation of profit for the financial year from UK GAAP to US GAAP
Profit for the financial year under UK GAAP		2,743	2,178
Depreciation of freeholds and leaseholds under UK GAAP	A, A.i	231	237
Depreciation and amortization of buildings and leasehold improvements under US GAAP	A, A i	(762)	(673)
Amortization of other intangible assets under US GAAP	A ii	(130)	(133)
Deferred taxes related to the amortization of other intangible assets under US GAAP	B	34	36
Reserve for uncertain tax positions under US GAAP	C	(86)	(197)
Acquisition costs for business combinations expensed under US GAAP	A iii	(355)	-
Loss on disposal of operation under UK GAAP	A iv	-	239
Loss on disposal of operation under US GAAP	A iv	-	(59)

Net income under US GAAP		1,675	1,628

	Notes	2011	2010
		£’000	£’000
Reconciliation of shareholders’ funds from UK GAAP to US GAAP
Shareholders’ funds under UK GAAP		17,094	14,345
Cumulative adjustment to beginning retained earnings at 1 January 2010 for adjustments to depreciation and amortization of buildings and leasehold improvements and other intangibles under US GAAP	A	(3,271)	(3,271)
Cumulative adjustment to beginning retained earnings at 1 January 2010 for adjustments to deferred tax liabilities related to amortization of other intangibles recognized under US GAAP	B	(61)	(62)
Profit for the financial year under UK GAAP		(2,743)	(2,178)
Net income under US GAAP		1,675	1,628
Net adjustments to convert the profit for the 2010 financial year under UK GAAP to net income under US GAAP		(550)	-

Shareholders’ funds under US GAAP		12,144	10,462

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

29    Summary of differences between UK and US generally accepted accounting principles (continued)

	Notes	2011	2010
		£’000	£’000
Reconciliation of material balance sheet amounts at December 31 from UK GAAP to US GAAP

Tangible assets under UK GAAP		57,803	51,351
Cumulative adjustment to beginning retained earnings at 1 January 2010 for freehold and leasehold differences relating to depreciation and amortization under US GAAP	A	(3,271)	(3,271)
Net adjustment for disposal of operation under UK GAAP in 2010 to US GAAP	A iv	180	180
Net adjustments of depreciation and amortization of freeholds and leaseholds from UK GAAP to US GAAP	A	(1,229)	(570)
Allocation to goodwill under US GAAP	A	(13,819)	(12,440)
Allocation to other intangible assets, net, under US GAAP	A	(207)	(92)
Acquisition costs for business combinations expensed under US GAAP	A	(355)	-
Deferred tax liabilities related to the disposal of operation under US GAAP		(1)	(1)

Property, plant and leasehold improvements under US GAAP		39,101	35,157

Goodwill allocated from tangible assets under US GAAP	A	13,819	12,440
Deferred tax liabilities related to business combinations under US GAAP	B	61	-

Goodwill under US GAAP		13,880	12,440

Other intangibles, net under US GAAP		207	92

Notes

A.	Business combinations—Fixed assets acquired in business combinations in the years 2004 to 2011 were recorded at their in use fair value as allowed under UK GAAP. An allocation of the purchase price to other intangible assets, such as trademarks, parent relationships and goodwill, was not recorded. Under US GAAP, other intangible assets identified in a business combination are recognized at their fair value as of the acquisition date and amortized over their useful lives. Goodwill is recognized if the consideration transferred exceeds the acquisition date fair value of the identifiable net assets acquired, including other intangible assets. Therefore, goodwill and other intangible assets were identified and separately recorded at the acquisition date fair values in accordance with US GAAP. This resulted in reductions to the amounts recorded for the acquired freeholds and leaseholds recognized under UK GAAP for the allocation of other intangible assets and goodwill and the related adjustments to depreciation and amortization expense.
i.	Freeholds and leaseholds were depreciated under UK GAAP over their useful lives (50 years for freeholds and over the lease term for leaseholds) on a straight line basis. The depreciable base of freeholds and leaseholds was calculated after reducing the value of the assets for their estimated residual values which represented approximately 80% of the assets’ cost. Under US GAAP, property and leasehold improvements were depreciated and amortized over their estimated useful lives (40 years for property and the shorter of their useful lives or the lease term for leasehold improvements) on a straight line basis and no residual values.
ii.	Other intangibles assets, such as trademarks and parent relationships, were amortized under US GAAP using an accelerated method which approximates the expected cash flows over the

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

29    Summary of differences between UK and US generally accepted accounting principles (continued)

estimated useful lives of 5 years. Under US GAAP, goodwill is not amortized and is tested for impairment at least annually.
iii.	Acquisition costs were included in the allocation of the purchase price for the 2011 business combinations under UK GAAP. Acquisition costs for business combinations are expensed under US GAAP beginning January 1, 2009.
iv.	The Company disposed of a nursery in 2010. The adjustments to net disposal of operations in the tables above relate to the differences in depreciation and amortization between UK GAAP and US GAAP for property and leasehold improvements, and intangible assets for the nursery.
B.	Deferred taxes—Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities using tax rates that are expected to apply in the years the temporary differences are expected to reverse. Deferred taxes have been provided at the applicable effective tax rate on relevant US GAAP adjustments shown in the reconciliation above. Valuation allowances are provided when it is believed that it is more likely than not that a benefit will not be realized from identified tax assets.
C.	Uncertain tax positions—Under US GAAP, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Measurement is recognized as the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. A reserve was recorded for uncertain tax positions. The adjustment to book uncertain tax positions in income tax expense as of December 31, 2010 was £197,000. Interest and penalties of £39,000 are included for uncertain tax positions, and recorded to tax expense.

At December 31, 2011, the total amount of uncertain tax positions was £283,000. Approximately an additional £66,000 of reserve and £20,000 of interest and penalties was recorded in tax expense during the year.

The Company does not expect a material change to the reserve for uncertain tax positions in the next twelve months.

Cash Flows

The consolidated cash flow statements have been prepared under UK GAAP and present substantially the same information as required under US GAAP. There are certain differences with regard to classification of items within the cash flow statements. Under UK GAAP, cash flows are prepared separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditures and financial investment, acquisitions and disposals, and financing. Under US GAAP, cash flows are classified under three major categories, operating activities, investing activities and financing activities. Under UK GAAP, cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under US GAAP, cash and cash equivalents are defined as cash and investments with original maturities of three months or less.

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

29    Summary of differences between UK and US generally accepted accounting principles (continued)

A reconciliation between the consolidated statement of cash flows presented in accordance with UK GAAP to US GAAP classification is shown below for the years ended December 31:

	2011	2010
	£’000	£’000
Operating activities:
Net cash inflow from operating activities (UK GAAP)	6,909	5,784
Net cash outflow from returns on investments and servicing of finance (UK GAAP)	(1,090)	(931)
Corporation tax paid (UK GAAP)	(1,129)	(935)

Net cash provided by operating activities (US GAAP)	4,690	3,918

Investing activities:
Net cash outflow for capital expenditure and financial investment (UK GAAP)	(1,908)	(1,048)
Net cash outflow from acquisitions and disposals (UK GAAP)	(4,934)	-

Net cash used in investing activities (US GAAP)	(6,842)	(1,048)

Financing activities:
Net cash outflow from financing (UK GAAP)	(375)	(958)

Net cash used in financing activities (US GAAP)	(375)	(958)

Net (decrease)/increase in cash and cash equivalents	(2,527)	1,912
Cash and cash equivalents, beginning of period	3,575	1,663
Cash and cash equivalents, end of period	1,048	3,575

30    Litigation

A suit has been brought against two of the Company’s wholly owned subsidiaries and two other defendants in relation to an incident that occurred at one of the Company’s nurseries in 2007. The case alleges that the defendants were in breach of duty under the Health and Safety Work Act 1974, and that this contributed to the death of a child. The Company’s subsidiaries pleaded not guilty to all causal allegations and guilty to certain non-causal breaches of the Health and Safety Work Act. The case against the Company’s subsidiaries is pending the resolution of the civil trial against the other two defendants. At December 31, 2011, the accrued liability was increased to £400,000 from £100,000 at December 31, 2010, in relation to this case. A civil suit regarding the incident has already been settled and no further claims or damages are anticipated. There was no criminal prosecution related to this incident. The Company’s management does not believe that the ultimate resolution of the case will have a material adverse effect on its business, results of operations, financial condition or cash flows.

31    Subsequent Event

On May 23, 2012, the Company was acquired by BHFS Two Limited for consideration of approximately £70 million in cash. BHFS Two Limited is a wholly owned subsidiary of Bright Horizons Family Solutions Inc., a U.S.-based provider of workplace services, including center-based child care, back-up dependent care, and early education, with 743 child care centers worldwide at December 31, 2011.

Bright Horizons
FAMILY SOLUTIONS®

www.brighthorizons.com

10,100,000 Shares

Bright Horizons Family Solutions Inc.

Common Stock

Goldman, Sachs & Co.	J.P. Morgan	Barclays

BofA Merrill Lynch	Credit Suisse

Baird	BMO Capital Markets	Stifel Nicolaus Weisel	SMBC Nikko

Through and including February 18, 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.